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As filed with the Securities and Exchange Commission on May 14, 2007.

Registration No. 333-142481

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Eurand N.V.
(Exact name of registrant as specified in its charter)

The Netherlands (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	98-0455653 (I.R.S. Employer Identification No.)

Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam
The Netherlands
+31 20-673-2744
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Eurand, Incorporated 845 Center Drive Vandalia, Ohio 45377-3129 (937) 898-9669 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Steven J. Gartner, Esq. Mark A. Cognetti, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000	Kris F. Heinzelman, Esq. LizabethAnn R. Eisen, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019-7475 (212) 474-1000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Ordinary shares, par value €0.01	$152,950,000	$4,696

(1)
Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes ordinary shares that underwriters have an option to purchase solely to cover over-allotments.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated May 14, 2007

7,000,000 Shares

Ordinary Shares

This is the initial public offering of Eurand N.V. We are offering 7,000,000 ordinary shares. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $17.00 and $19.00 per share. After the offering, the market price for our shares may be outside this range. We have applied to list our ordinary shares on the NASDAQ Global Market, subject to official notice of issuance, under the symbol "EURX."

Investing in our ordinary shares involves a high degree of risk. See "Risk Factors" beginning on page 17.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Eurand N.V.	$	$

Warburg, Pincus Equity Partners, L.P. (including two affiliated partnerships), Warburg, Pincus Ventures International, L.P. and Gearóid M. Faherty, our Chief Executive Officer, have each granted the underwriters an option to purchase up to 425,000, 425,000 and 200,000 additional ordinary shares, respectively, or a total of 1,050,000 additional ordinary shares, on the same terms and conditions as set forth above if the underwriters sell more than 7,000,000 ordinary shares in this offering. The underwriters can exercise this right at any time and from time to time, in whole or in part, within 30 days after the offering.

The underwriters expect to deliver the ordinary shares to investors on or about             , 2007.

Deutsche Bank Securities	Lehman Brothers

Banc of America Securities LLC
Lazard Capital Markets
Thomas Weisel Partners LLC

The date of this prospectus is             , 2007.

        You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or any information to which we have referred you. We and the selling shareholders, if any, have not, and the underwriters have not, authorized anyone to provide you with different information. We and the selling shareholders, if any, are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

        Information contained in our website does not constitute part of this prospectus.

        Eurand N.V., our logo and other trademarks mentioned in this prospectus are the property of their respective owners.

i

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ordinary shares. You should read the entire prospectus carefully, especially the risks related to our lead product candidate, EUR-1008, our business, our industry and investing in our ordinary shares that we describe under "Risk Factors," and our consolidated financial statements and the related notes included at the end of this prospectus, before deciding to invest in our ordinary shares. Solely for your convenience, this summary and prospectus contain translations of euros into U.S. dollars at a specified rate, or convenience rate of 1.3197 U.S. dollars per euro, as described more fully under "Exchange Rate Information." Unless the context requires otherwise, references to "Eurand," the "Company," "we," "our" and "us" in this prospectus refer to Eurand N.V. and our subsidiaries.

Our Company

        We are a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on our proprietary drug formulation technologies. We utilize these technologies to develop novel products that we believe will have advantages over existing products or will address unmet medical needs. Two Phase III clinical trials have been completed for our lead product candidate, EUR-1008, for the treatment of exocrine pancreatic insufficiency, or EPI. If approved by the U.S. Food and Drug Administration, or FDA, we expect to launch EUR-1008 in 2008. In addition to EUR-1008, we are also developing a number of other products both for our collaboration partners and for our proprietary portfolio. Currently, the most advanced of our pipeline products include three co-development products and one proprietary product candidate.

        We are an established business with manufacturing and research facilities in the United States, Italy and France. We were formed in 1999 when affiliates of Warburg Pincus LLC and Gearóid Faherty, our Chief Executive Officer, acquired the drug delivery business of American Home Products Corporation, now Wyeth. In 2006, we had approximately $109 million (or €83 million) in revenues, primarily from sales of products developed and manufactured by us using our formulation technologies that our licensees commercialize. Our licensees market over 40 different products using our technologies in many of the world's largest pharmaceutical markets. These products generated $92 million (or €70 million) in product sales for us in 2006. The remainder of our revenues consisted of royalties and development fees. We have successfully applied our technologies to drug products in a diverse range of therapeutic areas, including cardiovascular, gastrointestinal, pain, nutrition and respiratory.

Our Lead Product Candidate—EUR-1008

        EUR-1008 is a new porcine-derived proprietary enzyme replacement product for the treatment of exocrine pancreatic insufficiency, a deficiency of digestive enzymes normally produced by the pancreas that can result from a number of diseases, including cystic fibrosis and chronic pancreatitis. This deficiency of enzymes results in poor digestion and reduced absorption of nutrients and, if left untreated, causes malnutrition, which can lead to impaired growth, impaired immune response and shortened life expectancy.

        Patients with exocrine pancreatic insufficiency are treated with porcine-derived pancreatic enzyme products, or PEPs. According to IMS Health Incorporated, or IMS, PEPs generated approximately $720 million in worldwide sales in 2005. The enzyme profile of porcine-derived PEPs closely mimics that of normal human pancreatic secretions. We believe this similarity has led to the long clinical use of these products in treating EPI. PEPs have been utilized since before the enactment of the U.S. Federal Food Drug and Cosmetic Act, or FDCA, in 1938, and, consequently, none of the currently available products are marketed under a new drug application, or NDA, approved by the FDA. In April 2004, the FDA mandated that all manufacturers of EPI drug products file a NDA and receive approval for their products by April 2008 or be subject to regulatory action.

        Pancreatic enzyme products are inherently unstable and thus, to compensate for enzyme degradation over time, all manufacturers currently include an overfill of enzymes in the finished product. As a result, patients receive PEPs with variable and uncertain levels of potency, resulting in an inconsistent therapeutic effect. In April 2006, the FDA issued ‘Guidance for Industry‘ addressing, among other matters, the elimination of overfill, the nature of clinical trials to be conducted to obtain FDA approval for a NDA, the formulation requirements for the product and the need for manufacturers to provide viral inactivation results and full characterization of the enzymes in the product. Because of the complex nature of these products, we believe that some of the companies currently marketing PEPs in the United States may not be able to satisfy the FDA's NDA requirements by April 2008. We believe this will present EUR-1008, if approved, with a significant market opportunity.

        We have designed EUR-1008 to meet the FDA requirements for pancreatic enzyme products. EUR-1008 is a highly stable formulation containing eight key porcine-derived enzymes and a number of coenzymes and cofactors that we believe are necessary for proper digestion. We believe that due to its novel formulation EUR-1008 will have advantages over the current EPI products, including:

  •
  Zero overfill. EUR-1008 is formulated to 100% of label-claimed lipase activity, which leads to more consistent and reliable dosing and reduced pill burden for patients.

  •
  Multiple dosage strengths. Due to variability in dosing requirements, we have developed four different dosage strengths to facilitate dose titration.

  •
  Elimination of concurrent PPI dosing. Based on the efficacy results from our clinical trials, we believe that EUR-1008 does not require the concurrent administration of proton pump inhibitors, or PPIs, to achieve efficacy.

  •
  Pediatric formulation. We have developed and clinically tested a low-dose pediatric formulation of EUR-1008 for children under the age of seven.

        We also believe that EUR-1008 will offer advantages in safety and efficacy over other potential products that are currently in various stages of clinical development. In addition, unlike PEPs that have a long history of use, non-porcine, microbial or synthetic enzyme products will be required to undergo long-term toxicology and pharmacology studies. Additionally, the FDA has stated that developers of PEPs will not be able to file for approval using the abbreviated new drug application, or ANDA, process. As a result, we do not expect generic PEPs to be on the market after April 2008. Based on publicly available materials, our industry knowledge and the fact that we are not aware of any PEP manufacturer that has filed a NDA for a PEP under the recently published FDA guidance, we believe EUR-1008, if approved, will be one of the first PEPs to be FDA-approved under the recently published FDA guidelines for the treatment of EPI. We have also recently filed three patent applications that include claims intended to provide market exclusivity for certain commercial aspects of EUR-1008, including the formulation, the methods of making, the methods of using and the commercial packaging of the product.

        We evaluated EUR-1008 in cystic fibrosis patients suffering from EPI in two Phase III clinical trials. We designed these Phase III trials for EUR-1008 in collaboration with the

Therapeutic Development Network of the Cystic Fibrosis Foundation. The pivotal Phase III clinical trial, which was completed in November 2006, evaluated EUR-1008 in patients aged seven and older. The primary endpoint of this trial was to compare the coefficient of fat absorption following oral administration of EUR-1008 versus placebo in patients with EPI. The supportive Phase III trial, which was completed in September 2006, evaluated EUR-1008 in patients under the age of seven. We believe this was the first trial of this size conducted in young children and infants with EPI evaluating a pancreatic replacement therapy. The primary endpoint of this trial was the percentage of "responders", defined as those patients without the presence of excess fat in stools and signs and symptoms of malabsorption. We received the audited results from both of our Phase III clinical trials in January 2007 and the trials successfully met all of their respective defined endpoints. EUR-1008 received a fast track designation from the FDA in January 2007.

        Subject to review of our protocol by the FDA we expect to commence in the summer of 2007 a bioavailability study required for the submission of our NDA for EUR-1008. We expect the bioavailability study to take approximately six months to complete and to include 12 subjects. Assuming we commence the study in the summer of 2007, we would expect results from the study to be available in December 2007 or early in 2008. We have requested permission from the FDA to file a NDA for EUR-1008 as a rolling submission. We intend to commence such rolling submission during the second quarter of 2007. If our request for a rolling submission is denied by the FDA, we would be required to include the results of the bioavailability study at the time of initial submission of our NDA and, therefore, we would expect to make the initial submission of our NDA for EUR-1008 after the results of the bioavailability study are available.

        If we receive FDA approval to market EUR-1008 in the United States, we intend to commercialize this product ourselves by establishing a specialty sales and marketing organization that will target the approximately 115 Cystic Fibrosis Treatment Centers and selected gastroenterologists and pulmonologists. We propose to market EUR-1008 under the name of "Zentase™". We currently intend to out-license commercial rights to EUR-1008 in regions outside the United States, including Europe and Japan, by the end of 2008.

Other Pipeline Opportunities

        We are also developing a pipeline of products both for our collaboration partners and for our proprietary portfolio.

        Currently, the most advanced of our co-development products include:

  •
  EUR-1047, two orally disintegrating formulations of Benadryl, a leading over-the-counter allergy medication, initially developed with Pfizer Consumer Healthcare, and now developed with McNeil-PPC, Inc., or McNeil, a subsidiary of Johnson & Johnson;

  •
  EUR-1002, a sustained release formulation of cyclobenzaprine, a muscle relaxant, that will be marketed by ECR Pharmaceuticals, or ECR, and for which the FDA approved a NDA in February 2007; and

  •
  EUR-1000, a generic to Inderal LA, which is a sustained release formulation of propranolol for the treatment of hypertension and migraines, developed with Reliant Pharmaceuticals.

        We expect ECR to launch EUR-1002 in 2007.

        In addition to EUR-1008, the most advanced of our proprietary product candidates is EUR-1025, a once-a-day oral formulation of ondansetron, an anti-emetic prescribed to prevent nausea and vomiting in cancer patients undergoing chemotherapy and radiotherapy. We also have several other co-development and proprietary products that are in various earlier stages of research and development.

Established Business

        We currently generate revenues from product sales, royalties on products our licensees commercialize and development fees related to our co-development work. Product sales represent revenues from products developed, manufactured and sold by us to our licensees, who in turn market and distribute the products.

        Our ability to meet the drug optimization goals of our collaboration partners, coupled with our broad and validated technology platform and multinational research and development infrastructure, has allowed us to attract many of the leading pharmaceutical and biopharmaceutical companies as collaboration partners and licensees. These collaborators and licensees, who include Eisai, GlaxoSmithKline, Novartis, McNeil and sanofi-aventis, currently market products using our technologies in many of the world's largest pharmaceutical markets. Since January 2005, we have signed 18 new co-development agreements with pharmaceutical companies located in the United States, Europe and Japan. The cash flow generated from our existing business funds our research and development programs.

        Our largest product, based on revenue, is pancreatin, a pancreatic enzyme product that we developed and manufacture and supply to licensees in both the United States and Europe. For the years ended 2004, 2005 and 2006, revenues attributable to pancreatin accounted for 32%, 27% and 28% of our revenues, respectively. We have incurred net losses in each of the last three years primarily as a result of investing in our research and development programs and costs incurred in connection with servicing our debt. In addition to these expenditures, we experienced declines in revenue during 2004 and 2005 for the reasons described in "Operating and Financial Review and Prospects." However, revenues increased in 2006 by approximately 15% as compared to 2005.

Product Development Technologies

        We have a broad portfolio of proprietary drug formulation technologies, including four primary technology platforms and nine distinct technologies. We utilize these technologies to develop and expand our own internal pipeline and to secure additional co-development agreements with pharmaceutical and biopharmaceutical companies.

        Our four primary technology platforms include:

  •
  Customized release technologies to reduce daily dosing requirements and time the release of drugs in the body either to increase efficacy or to reduce side effects;

  •
  Dosage form technologies to increase patient compliance through more convenient dosage forms such as orally disintegrating tablets and taste-masked drugs;

  •
  Bioavailability enhancement technology to improve drug absorption, resulting in dose reduction and improved onset of action; and

  •
  Drug conjugation technology to extend drug half-life and to target specific organs or other biological targets such as tumors.

Our Competitive Strengths

        We believe the following are the key competitive strengths of our business:

        Broad and late-stage pipeline.    Two Phase III clinical trials were recently completed for our lead product candidate, EUR-1008, in which all defined primary and secondary endpoints were met. We expect to commence a rolling submission of a NDA under the FDA's 505(b)(2) procedure in the second quarter of 2007. If approved, we expect to launch EUR-1008 in 2008. We expect that one of our co-development products, EUR-1002, for which the FDA approved a NDA in February 2007, will be launched in 2007. Other products, such as EUR-1047 and EUR-1000, and product candidates, such as EUR-1025, are in advanced stages of development or close to launch. In addition, we have a number of other co-development and proprietary products in earlier stages of research and development.

        Proven track record in drug development.    We have extensive drug development and regulatory experience. Since 2001, four of our products have been approved by the FDA, consisting of three collaborative NDAs and one proprietary ANDA.

        Broad and validated technology portfolio and research infrastructure.    With our four technology platforms, approximately 300 patents and research capabilities in the United States and Italy, we are well positioned to further develop and expand our product pipeline.

        Relationships with many of the world's leading pharmaceutical companies.    We have collaboration partnerships and marketing agreements with many of the world's leading pharmaceutical and biopharmaceutical companies. These relationships facilitate expansion of our product pipeline and the worldwide marketing of our products.

        Diversified revenue base.    We have an established, diversified business that generated revenues of approximately $109 million (or €83 million) in 2006. The cash flow generated by our marketing and collaboration partnerships provides us with financial resources to internally fund our development and commercialization programs and maintain our research and manufacturing capabilities. Since 2000, we have invested over $80 million in our property, plant and equipment.

        Multinational manufacturing capabilities.    With facilities in the United States, Italy and France, we are well positioned to supply the global pharmaceutical market. For many years, we have been one of the largest manufacturers and suppliers of currently marketed PEPs in the United States. We believe our years of experience in PEP development and manufacturing represent a competitive advantage in our development and commercialization of EUR-1008 in the United States.

        Experienced management team.    Our senior management team has an average of more than 20 years of experience in the pharmaceutical industry. Through experience gained in many different countries and companies around the world, our management has a deep knowledge and understanding of the industry and a proven track record in product development, registration, manufacturing and marketing.

Our Strategy

        Our objective is to be a leader in the development, manufacturing and commercialization of innovative specialty pharmaceutical and biopharmaceutical products. The primary components of our strategy include the following:

  •
  Establish a U.S. specialty sales and marketing organization for EUR-1008;

  •
  Continue to build and develop our product pipeline;

  •
  Enter into additional collaboration partnerships; and

  •
  Acquire additional businesses, products and technologies.

Recent Developments

        As of the date of this prospectus, we preliminarily estimate that for the three months ended March 31, 2007 our revenues will be between €21.3 million (or $28.1 million) and €22.3 million (or $29.4 million). The midpoint of this range, €21.8 million (or $28.8 million), at the average rate of the three months ended March 31, 2006, corresponds to approximately €22.9 million (or $30.2 million), which would represent an increase of approximately 8% as compared to revenues of €21.2 million (or $28.0 million) for the three months ended March 31, 2006. However, the increase is negatively affected by changes in foreign exchange rates equivalent to approximately 5% of revenues caused by a weakening of the U.S. dollar with respect to the euro for the three months ended March 31, 2007 compared to the same period in 2006. Taking into account the change in foreign exchange rates, the increase is approximately 3%.

        The expected increase in revenues for the three months ended March 31, 2007 as compared to March 31, 2006 revenues is primarily due to increased product sales and development fees. We preliminarily estimate that revenue for the three months ended March 31, 2007 attributable to product sales will have increased approximately 1% to 4% as compared to the same time period in 2006. In addition, we preliminarily estimate that revenue attributable to development fees will have increased approximately 8% to 12% in the three months ended March 31, 2007 as compared to 2006, primarily due to favorable progress of our co-development projects. These percentage increases include the negative foreign exchange effect mentioned above.

        These are preliminary management estimates and are subject to further review. Accordingly, our actual revenues and operating income for the three months ended March 31, 2007 could differ from our estimates, and any such difference could be significant. We are currently performing our internal review procedures. You should consider this additional information in conjunction with the audited consolidated financial statements for the three-year period ended December 31, 2006, as well as "Risk Factors," "Forward-Looking Statements," "Selected Financial Data," "Operating and Financial Review and Prospects" and the other financial information included elsewhere in this prospectus.

Risks Related to Our Business

        We are subject to certain risks related to our lead product candidate, EUR-1008, our business, our industry and this offering. The risks set forth under the section entitled "Risk Factors" beginning on page 17 of this prospectus reflect risks and uncertainties that could significantly and adversely affect our business, prospects, financial condition, operating results and growth strategy. In summary, significant risks related to our business include:

  •
  our ability to achieve and sustain operating profitability;

  •
  delays in obtaining, or a failure to obtain and maintain, regulatory approval for our product candidates, including our lead product candidate, EUR-1008;

  •
  the possibility that the FDA may not remove existing PEPs from the U.S. market that do not receive approval for NDAs by the April 2008 deadline;

  •
  our ability to commercialize EUR-1008 and effectively develop our sales, marketing and distribution capabilities;

  •
  our ability to continue to successfully manufacture our existing products;

  •
  our ability to effectively maintain existing collaboration partnerships and to establish new collaboration partnerships;

  •
  our ability to effectively maintain existing licensing relationships and establish new licensing relationships;

  •
  the expense, time and uncertainty involved in the development of our products and product candidates, some or all of which may never reach the regulatory approval or commercialization stage;

  •
  our reliance on collaboration partners, whose actions we cannot control, to obtain and maintain regulatory approval for our products and product candidates, and to commercialize such products;

  •
  our ability to compete in the pharmaceutical industry; and

  •
  our ability to maintain and protect our proprietary intellectual property assets.

        In connection with your investment decision, you should review the section of this prospectus entitled "Risk Factors."

Our Corporate Information

        We are a holding company named Eurand N.V. incorporated in The Netherlands as a private company with limited liability in 1984. We converted into a Dutch public limited liability company on November 30, 2006. Our principal executive offices are located at Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands, telephone +31 20-673-2744. We have operating subsidiaries organized in the United States, Italy, France and Ireland. The address of our website is www.eurand.com. Information contained on our website does not constitute part of this prospectus.

Trademarks

        Eurand®, Microcaps®, Liquitard®, Diffucaps®, Diffutab®, Eurand Minitabs®, Orbexa®, Biorise®, AdvaTab®, Ziplets™, Zentase™, Steatavan™, Eurand SDS™ and Diffuspheres™ are our trademarks. All other trademarks and trade names referred to herein are the property of their respective owners.

The Offering

Ordinary shares offered by us	7,000,000 shares
Over-allotment option	Warburg, Pincus Equity Partners, L.P. (including two affiliated partnerships), Warburg, Pincus Ventures International, L.P. and Gearóid M. Faherty, our Chief Executive Officer, have each granted the underwriters an option to purchase up to 425,000, 425,000 and 200,000 additional ordinary shares, respectively, or a total of 1,050,000 additional ordinary shares, if the underwriters sell more than 7,000,000 ordinary shares in this offering.
Ordinary shares to be outstanding after this offering	43,573,492 shares
Use of proceeds	We presently intend to use the net proceeds of this offering to repay debt and related interest, to establish specialty sales and marketing capabilities in the United States, for the expansion of our research facility in Dayton, Ohio and for working capital and general corporate purposes. A $1.00 increase (decrease) in the assumed initial offering price of $18.00, or approximately €13.64, per share would increase (decrease) the net proceeds of this offering by $6.5 million, or approximately €4.9 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. For each $1.00 increase (decrease) we would anticipate increasing (decreasing) our investment in our business accordingly. We will not receive any proceeds if the underwriters exercise the over-allotment option to purchase additional shares. See "Use of Proceeds."
Listing	We have applied to list our ordinary shares on the NASDAQ Global Market, subject to official notice of issuance, under the symbol "EURX."

        The number of our ordinary shares to be outstanding after this offering excludes:

  •
  3,703,137 ordinary shares issuable upon exercise of options outstanding as of March 31, 2007, at a weighted average exercise price of €3.26 (or $4.30) per share, of which 3,438,195 options are currently exercisable; and

  •
  1,692,381 ordinary shares reserved for future grants under our stock option and incentive plans as of March 31, 2007, approximately 1,100,000 of which we intend to grant to certain of our employees on the date of the pricing of this offering, at the then current fair market value (i.e., the initial offering price).

        Except as otherwise noted, all information in this prospectus:

  •
  assumes an initial public offering price of $18.00 (or €13.64) per share, the midpoint of the range set forth on the cover page of this prospectus;

  •
  assumes no exercise of the underwriters' over-allotment option;

  •
  gives effect to the conversion of all of our outstanding Series A preference shares into 32,487,940 of our ordinary shares; and

  •
  gives effect to the conversion (contemporaneously with the closing of this offering) of all of our outstanding Series C preference shares into 1,745,866 of our ordinary shares, which includes 59,582 shares issuable to holders of Series C preference shares in satisfaction of such holders' rights to accumulate additional shares at a rate of 8% per annum from November 30, 2006 through the date of this offering, based on the assumed initial public offering price of $18.00 (or €13.64) per share, the midpoint of the range set forth on the cover page of this prospectus, and an assumed initial public offering date of May 8, 2007. The number of ordinary shares issuable upon conversion of the Series C preference shares will increase by approximately 375 shares per day if the initial public offering date is after the assumed initial public offering date of May 8, 2007.

Summary Financial Data

        The following table sets forth a summary of our historical and pro forma financial data for the periods ended or as of the dates indicated. You should read this table in conjunction with, and it is qualified in its entirety by reference to, our consolidated financial statements and related notes and "Operating and Financial Review and Prospects" included elsewhere in this prospectus. The summary consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the summary consolidated balance sheet data as of December 31, 2006 have been derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by Ernst & Young Accountants, an independent registered public accounting firm, and were prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The historical results set forth below are not necessarily indicative of the results to be expected in the future periods.

        The following table also sets forth summary unaudited pro forma and pro forma as adjusted consolidated financial data, which gives effect to the transactions described in the footnotes to the table. The unaudited pro forma and pro forma as adjusted consolidated financial data is presented for informational purposes only and does not purport to represent what our results of operations or financial position actually would have been had the transactions reflected occurred on the dates indicated or to project our results of operations for any future period or our financial position as of any future date.

	Year ended December 31,
	2004		2005		2006		2006 (3)
	(in thousands, except per share amounts)
Summary Consolidated Statements of Operations Data:
Revenues:
Product sales	€74,561		€63,139		€69,771		$92,077
Royalties	3,472		3,730		3,896		5,142
Development fees	3,214		5,386		9,182		12,117

Revenues	€81,247		€72,255		€82,849		$109,336
Operating expenses:
Cost of goods sold	(49,040)		(44,150)		(47,558)		(62,762)
Research and development (1)	(16,525)		(14,513)		(16,287)		(21,494)
Selling, general and administrative	(12,854)		(11,537)		(14,786)		(19,514)
Amortization of intangibles	(962)		(720)		(727)		(959)
Restructuring and impairment charges	(6,864)		—		—		—
Other expense	—		(973)		354		467

Operating income (loss)	€(4,998)		€362		€3,845		$5,074
Interest expense, net	(6,847)		(7,214)		(7,261)		(9,582)
Foreign exchange gains (losses), net	(158)		(327)		12		16

Loss before taxes	€(12,003)		€(7,179)		€(3,404)		$(4,492)
Income tax expense	(5,069)		(1,100)		(1,593)		(2,103)

Net loss (2)	€(17,072)		€(8,279)		€(4,997)		$(6,595)

Actual basic and diluted net loss per share	€(7.71)		€(3.74)		€(2.19)		$(2.89)

Weighted average shares used to compute basic and diluted net loss per share	2,215		2,215		2,278		2,278

Pro forma basic and diluted net loss per share	€(0.49	)(4)	€(0.24	)(4)	€(0.14	)(4)	$(0.18)

Pro forma weighted average number of shares used to compute pro forma basic and diluted net loss per share	34,703		34,703		36,512		36,512

Pro forma as adjusted basic net loss per share (5)					€(0.05)		$(0.07)

Shares used in computing pro forma as adjusted basic and diluted net loss per share (5)					43,512		43,512

	As of December 31, 2006
	Actual	Pro forma (6)	Pro forma as adjusted (6)(7)	Pro forma as adjusted (3)(6)(7)
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	€5,810	€5,810	€29,380	$38,773

Total assets	102,946	102,946	126,516	$166,963

Short-term borrowings	€221	€221	€221	$292
Long-term debt from banks	33,059	33,059	1,875	2,474
Long-term borrowings from shareholders	30,105	30,105	—	—
Total borrowings (8)	63,385	63,385	2,096	2,766

Total liabilities	€90,213	€90,213	€28,924	$38,171

Series A redeemable preference shares convertible to ordinary shares	26,844	—	—	—
Series C redeemable preference shares convertible to ordinary shares	23,000	—	—	—
Series B ordinary shares	23	366	436	576
Additional paid-in capital	5,848	55,349	140,138	184,940
Accumulated deficit	(45,337)	(45,337)	(45,337)	(59,831)
Other comprehensive income	2,355	2,355	2,355	3,108
Total shareholders' (deficit) equity	(37,111)	12,733	97,592	128,792
Total capitalization	€12,733	€12,733	€97,592	$128,792

(1)
Research and development expenses include expenses that can be attributed to co-development projects with our customers that generate development fee revenues and other expenses related to our internal research and development projects. The split of costs between these two categories is as follows:

	Year ended December 31,
	2004	2005	2006	2006 (3)
	(in thousands)
Expenses attributable to development fees	€2,501	€3,807	€5,590	$7,377
Other research and development expenses	14,024	10,706	10,697	14,117

Research and development expenses	€16,525	€14,513	€16,287	$21,494

(2)
Net loss and net loss attributable to ordinary shareholders are the same because we have not declared any dividends on our Series A preference shares during any period presented.

(3)
The summary consolidated statements of operations data for the year ended December 31, 2006, and the pro forma as adjusted information from summary consolidated balance sheet data as of December 31, 2006, have been translated into U.S. dollars for your convenience based upon the Federal Reserve Bank of New York noon buying rate on December 31, 2006 of $1.3197 per €1.00. For more detailed information see "Exchange Rate Information" elsewhere in this prospectus.

(4)
See Note 19 in the consolidated financial statements as of December 31, 2004, 2005 and 2006 for a calculation of the euro-denominated pro forma basic and diluted loss per share.

(5)
Pro forma as adjusted net loss attributable to ordinary shareholders and related per share information for the year ended December 31, 2006 gives effect to:

•
the conversion of all of our outstanding Series A redeemable preference shares into a total of 32,487,940 ordinary shares immediately prior to the closing of this offering;

•
the conversion of all of our outstanding Series C preference shares into 1,745,866 of our ordinary shares based on the assumed initial public offering price of $18.00 (or €13.64) per share, the midpoint of the range set forth on the cover page of this prospectus (including 59,582 shares issuable to holders of such Series C preference shares in satisfaction of rights to accumulate shares as of November 30, 2006 through May 8, 2007, the assumed initial public offering date, at a rate of 8% per annum) (the number of ordinary shares issuable upon conversion of the Series C preference shares will increase by approximately 375 shares per day if the initial public offering date is after the assumed initial public offering date of May 8, 2007);

•
the payment of €19.1 million (or $25.2 million) to repay in full the debt outstanding as of December 31, 2006 under our 5.87% U.S. dollar-denominated long-term loan agreement due 2009;

•
the payment of €12.1 million (or $16.0 million) to repay in full the debt outstanding as of December 31, 2006 under our 6.73% U.S. dollar-denominated long-term loan agreement due 2010;

•
the payment of €30.1 million (or $39.7 million) to repay in full the debt outstanding as of December 31, 2006 under our 8.0% unsecured notes payable to shareholders due 2010; and

•
the issuance of 7,000,000 ordinary shares in this offering at an assumed initial offering price of €13.64 (or $18.00) per share (the midpoint of the estimated price range shown on the cover page of this prospectus), and our receipt of the net proceeds from this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, as if each had occurred on January 1, 2006.

  The following table shows the adjustment to net loss for the periods shown to arrive at the corresponding pro forma as adjusted net loss:

	December 31, 2006 Year ended
	(in thousands, except per share amounts)
Net loss	€(4,997)	$(6,595)
Plus:
Elimination of interest on shareholder loans	3,896	5,142
Elimination of interest on long-term bank debt	2,221	2,933
Elimination of foreign exchange effects on long-term bank debt	(4,214)	(5,562)
Elimination of financing fees on repaid debt	711	938

Pro forma as adjusted net loss	€(2,383)	$(3,144)

Per share information:
Pro forma as adjusted net loss, basic	€(0.05)	$(0.07)

Pro forma as adjusted net loss, diluted	€(0.05)	$(0.07)

Weighted average number of shares used to compute pro forma as adjusted net loss, basic	43,512	43,512

Weighted average number of shares used to compute pro forma as adjusted net loss, diluted	43,512	43,512

  A $1.00 increase (decrease) in the assumed initial offering price of $18.00, or €13.64, per share would increase (decrease) the net proceeds of this offering by $6.5 million, or €4.9 million. This would not affect our ability to carry out the above repayments of debt and we would increase (decrease) our investment in our business accordingly.

  Each $1.00 increase in the assumed initial public offering price of $18.00, or €13.64, per share would decrease the number of shares issued upon conversion of the outstanding Series C preference shares by 91,888. Each $1.00 decrease in the assumed initial public offering price of $18.00, or €13.64, per share would increase the number of shares issued upon conversion of the outstanding Series C preference shares by 102,698. The number of ordinary shares issuable upon conversion of the Series C preference shares will increase by approximately 375 shares per day if the initial public offering date is the assumed initial public offering date of May 8, 2007. The foregoing change would have a less than €0.01 (or $0.01) change in our net income (loss) per share in all periods presented.

  The following tables show the adjustments to the basic and diluted weighted average number of shares used in computing pro forma as adjusted per share amounts:

Year ended December 31, 2006
(in thousands)
Basic weighted average number of shares used in computing per share amounts	2,278
Plus:
Shares issued upon conversion of Series A redeemable preference shares	32,488
Shares issued upon conversion of Series C redeemable preference shares	1,746
Shares issued in this offering	7,000

Basic pro forma as adjusted weighted average number of shares used in computing per share amounts	43,512

Year ended December 31, 2006
(in thousands)
Diluted weighted average number of shares used in computing per share amounts	2,278
Plus:
Dilutive stock options	—
Shares issued upon conversion of Series A redeemable preference shares	32,488
Shares issued upon conversion of Series C redeemable preference shares	1,746
Shares issued in this offering	7,000

Diluted pro forma as adjusted weighted average number of shares used in computing per share amounts	43,512

(6)
The pro forma summary consolidated balance sheet data as of December 31, 2006 gives effect to:

•
the conversion of our outstanding Series A redeemable preference shares into a total of 32,487,940 ordinary shares immediately prior to the closing of this offering; and

•
the conversion of all of our outstanding Series C preference shares into 1,745,866 of our ordinary shares based on the assumed initial public offering price of $18.00 (or €13.64) per share, the midpoint of the range set forth on the cover page of this prospectus (including 59,582 shares issuable to holders of such Series C preference shares in satisfaction of rights to accumulate shares as of November 30, 2006 through May 8, 2007, the assumed initial public offering date, at a rate of 8% per annum) (the number of ordinary shares issuable upon conversion of the Series C preference shares will increase by approximately 375 shares per day if the initial public offering date is after the assumed initial public offering date of May 8, 2007), as if these events occurred as of December 31, 2006.

(7)
The pro forma as adjusted summary consolidated balance sheet data as of December 31, 2006 reflects:

•
the conversion of our outstanding Series A redeemable preference shares into a total of 32,487,940 ordinary shares immediately prior to the closing of this offering, as described in (6) above;

•
the conversion of all of our outstanding Series C preference shares into 1,745,866 of our ordinary shares based on the assumed initial public offering price of $18.00 (or €13.64) per share, the midpoint of the range set forth on the cover page of this prospectus (including 59,582 shares issuable to holders of such Series C preference shares in satisfaction of rights to accumulate shares as of November 30, 2006 through May 8, 2007, the assumed initial public offering date, at a rate of 8% per annum) (the number of ordinary shares issuable upon conversion of the Series C preference shares will increase by approximately 375 shares per day if the initial public offering date is after the assumed initial public offering date of May 8, 2007);

•
the payment of €19.1 million (or $25.2 million) to repay in full the debt outstanding as of December 31, 2006 under our 5.87% U.S. dollar-denominated long-term loan agreement due 2009;

•
the payment of €12.1 million (or $16.0 million) to repay in full the debt outstanding as of December 31, 2006 under our 6.73% U.S. dollar-denominated long-term loan agreement due 2010;

•
the payment of €30.1 million (or $39.7 million) to repay in full the debt outstanding as of December 31, 2006 under our 8.0% unsecured notes payable to shareholders due 2010; and

•
the issuance of 7,000,000 ordinary shares in this offering at an assumed initial offering price of €13.64 (or $18.00) per share (the midpoint of the estimated price range shown on the cover page of this prospectus), and our receipt of the net proceeds from this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, as if these events had occurred on December 31, 2006.

(8)
Total borrowings are comprised of our current and long-term debt.

RISK FACTORS

        An investment in our ordinary shares involves a high degree of risk. You should consider carefully the risks described below, together with the other information contained in this prospectus, including in our consolidated financial statements and the related notes appearing at the end of this prospectus, before you decide whether to buy our ordinary shares. If any of the following risks actually occur, our business, results of operations and financial condition could suffer significantly. In any of these cases, the market price of our ordinary shares could decline, and you may lose all or part of the money you paid to buy our ordinary shares.

Risks Related to Our Financial Condition

We have a history of net losses, and we might not achieve or maintain profitability.

        We have incurred significant net losses since our formation in 1999, when we were established as a company independent of American Home Products, now Wyeth. As of December 31, 2006, we had an accumulated deficit of €45.3 million. Our net losses were approximately €17.1 million, €8.3 million and €5.0 million in 2004, 2005 and 2006, respectively. Our historical losses have resulted primarily from investing in our research and development programs and from costs incurred in connection with servicing our debt. Our net interest expense for the years ended December 31, 2004, 2005 and 2006 was €6.8 million, €7.2 million and €7.3 million, respectively. We expect to continue to make significant investments in our research and development programs. Our selling, general and administrative expenses have been and will continue to be a significant component of our cost structure. We expect to continue to incur significant and increasing expenses for at least the next two years as we continue our research activities, conduct development of or seek regulatory approvals for our product candidates, and establish a specialty sales and marketing organization to commercialize EUR-1008, if approved, in the United States. We expect that associated expenses will precede any revenues generated by the increased spending. Even if developing and commercializing one or more of our product candidates is successful, we may not be able to achieve or maintain profitability. Whether we maintain our operating profitability and achieve profitability in the future will depend on our ability to generate revenues that exceed our expenses. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve profitability, the market value of our ordinary shares will decline and you could lose all or part of your investment.

Our revenues decreased during the two-year period beginning in 2003 primarily due to decreases in product sales, and we may experience a decrease in product sales and revenues in the future.

        Our revenues were €81.2 million for the year ended December 31, 2004 compared to €95.0 million for the same period in 2003. This decrease in revenues was primarily due to a €12.5 million decrease in product sales. This decrease in product sales was primarily due to a €4.3 million decrease of sales of an important product that resulted from much lower end-market sales than expected when a customer launched the product in 2003 and a subsequent inventory readjustment. In addition, product sales of Metadate CD to UCB decreased because in 2004 UCB switched to in-house manufacturing without notice and stopped ordering the product from us. We subsequently commenced an action against UCB for breach of contract, as more fully described in "Business—Legal Proceedings."

        Our revenues were €72.3 million for the year ended December 31, 2005 compared to €81.2 million for the same period in 2004. This decrease in revenues was primarily due to a €6.3 million decrease in product sales of pancreatin, our largest product in terms of revenue.

This decrease in product sales of pancreatin was primarily due to excessive purchases by a large customer during 2004 and a subsequent reduction of inventory levels during 2005. Moreover, sales of pancreatin to certain European customers decreased approximately €2.8 million. We may experience a decrease in product sales and revenues in the future.

Risks Related to Our Lead Product Candidate—EUR-1008

Even though we have completed two Phase III clinical trials, we may never succeed in obtaining regulatory approval for EUR-1008. Without regulatory approval, we will be unable to commercialize EUR-1008 and our growth prospects will be materially impaired.

        To obtain regulatory approval for our lead product candidate, EUR-1008, a new porcine-derived proprietary enzyme replacement product for the treatment of exocrine pancreatic insufficiency, or EPI, extensive clinical trials must demonstrate that our product is safe and effective for use in humans. EUR-1008 is subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, the European Medicines Evaluation Agency, or EMEA, and other applicable regulatory authorities relating to the testing, manufacture, safety, efficacy, record-keeping, labeling, packaging, storage, approval, advertising, marketing, promotion, sale and distribution of drugs.

        We evaluated EUR-1008 in cystic fibrosis patients suffering from EPI in two Phase III clinical trials. Our pivotal Phase III clinical trial was completed in November 2006 and evaluated EUR-1008 in patients over the age of seven. Our supportive Phase III clinical trial was completed in September 2006 and evaluated EUR-1008 in patients under the age of seven.

        Subject to review of our protocol by the FDA we expect to commence in the summer of 2007 a bioavailability study required for the submission of our NDA for EUR-1008. We expect the bioavailability study to take approximately six months to complete and to include 12 subjects. Assuming we commence the study in the summer of 2007, we would expect results from the study to be available in December 2007 or early in 2008. We have requested permission from the FDA to file a NDA for EUR-1008 as a rolling submission. We intend to commence such rolling submission during the second quarter of 2007. If our request for a rolling submission is denied by the FDA, we would be required to include the results of the bioavailability study at the time of initial submission of our NDA and, therefore, we would expect to make the initial submission of our NDA for EUR-1008 after the results of the bioavailability study are available.

        Satisfaction of regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays. Even though we have completed two Phase III clinical trials in respect of EUR-1008, we may never succeed in obtaining approval from the FDA, EMEA or any other applicable regulatory authority. Furthermore, since we currently intend to market directly EUR-1008 in the United States and to out-license commercial rights to EUR-1008 in many jurisdictions outside the United States, we must obtain regulatory approval in each of such jurisdictions, which vary in their approval procedures, requirements and review. EUR-1008 may fail to receive and maintain regulatory approval for many reasons, including:

  •
  our failure to demonstrate to the satisfaction of the FDA, the EMEA or any other applicable regulatory authority that EUR-1008 is safe and effective for a particular indication;

  •
  our inability to demonstrate that EUR-1008's benefits outweigh its risks;

  •
  our inability to complete the bioavailability testing required to obtain FDA approval in respect of EUR-1008;

  •
  disagreement of the FDA, the EMEA or any other applicable regulatory authorities with the manner in which we interpret the results from clinical trials;

  •
  failure of the FDA, the EMEA or any other applicable regulatory authorities to approve our manufacturing processes or facilities; and

  •
  a change in the approval policies or regulations of the FDA, the EMEA or any other applicable regulatory authority, or a change in the laws governing the approval process.

        If we do not receive regulatory approval for EUR-1008 in the United States, we will not be able to sell EUR-1008 in the United States. We anticipate making significant expenditures to establish the organization to sell EUR-1008 in advance of knowing whether EUR-1008 has received FDA approval. In addition, our growth prospects will be materially impaired if we cannot sell EUR-1008.

PEPs are life saving drugs. The FDA may not remove existing PEPs from the market in April 2008 even if they have not been FDA-approved. This would increase the level of competition that EUR-1008, if approved, will face.

        Existing products to treat exocrine pancreatic insufficiency have been marketed in the United States since before the passage of the Federal Food, Drug, and Cosmetic Act, or FDCA, in 1938 and, consequently, none are marketed under a NDA approved by the FDA. In 1995, the FDA issued a final rule requiring that these PEPs be marketed by prescription only, and, in 2004, the FDA issued a notice that manufacturers of these products will be subject to regulatory action if they do not obtain approval for their NDAs for their products by April 2008.

        Despite the FDA's announcement, its position is non-binding, and the agency may not pursue regulatory action against companies that fail to meet the April 2008 deadline. If the FDA does not enforce its stated position by the April 2008 deadline, the level of competition that EUR-1008 will face will be significantly greater than we anticipate.

        Although we anticipate, based on the FDA's announced position, a significant reduction in the number of marketed products aimed at the treatment of exocrine pancreatic insufficiency, this decline in competition may not occur. The fact that PEPs are life-saving drugs may influence the FDA's action, particularly if it would result in two or fewer products on the market for the treatment of exocrine pancreatic insufficiency. The level of competition that EUR-1008, if approved, will face from these products in the United States will depend on whether the manufacturers of these products obtain approval for their NDAs by the deadline set by the FDA and, if they are unable to do so, whether the FDA takes regulatory action against these manufacturers and the nature of any such action.

        If approved, EUR-1008 will compete with currently marketed products for exocrine pancreatic insufficiency, to the extent such products are also approved or permitted to remain on the market. This competition could affect the market acceptance of EUR-1008 or require us to lower the price of EUR-1008, which would negatively impact our margin and our ability to achieve profitability. Other companies with existing PEPs include Axcan Pharmaceuticals, or Axcan, whose coated product, i.e. a product that has been coated to protect the enzymes from degradation resulting from acids in the stomach, has been licensed from us, McNeil, a subsidiary of Johnson & Johnson, Solvay Pharmaceuticals, KV Pharmaceutical and IMPAX Laboratories, or Impax. In addition, we understand that Altus Pharmaceuticals Inc., Biovitrum AB and Meristem Therapeutics have product candidates in clinical development that could compete with EUR-1008. Furthermore, in August 2006, Axcan announced it had completed a Phase III study on Ultrase that will serve as the basis of a NDA. This study assessed the efficacy and safety of Ultrase MT capsules in the treatment of EPI in cystic fibrosis patients. Axcan indicated that it has additional Phase III studies on Ultrase in process and that, based on the FDA's guidelines and Axcan's ongoing discussions with the FDA, it believes it will be able to submit a NDA for Ultrase in the first half of calendar 2007. If approved, Ultrase would compete with EUR-1008.

Even though we have completed two Phase III clinical trials in respect of EUR-1008, and assuming we obtain regulatory approval for EUR-1008, a competitor might obtain approval for a competing product that can be marketed to a broader patient population. This would put us at a competitive disadvantage.

        Our Phase III clinical trials studied EUR-1008 for the treatment of EPI in pediatric and adult patients with cystic fibrosis. If we obtain a NDA approval based on these studies, we may be limited to marketing EUR-1008 in the United States to the cystic fibrosis patient population. There is a significant number of patients with EPI who do not have cystic fibrosis and we cannot assure you that the NDA approval that we may obtain will allow us to market EUR-1008 to this broader patient population. Furthermore, although physicians can legally prescribe an approved drug for an unapproved use or patient population, if a competitor were to obtain approval to market a competing product to a broader patient population, our sales may be negatively affected if EUR-1008 did not obtain similar approval.

We currently have limited internal sales, marketing and distribution capabilities. If we are unable to develop our sales, marketing and distribution capabilities on our own or through an acquisition, we will not be successful in commercializing EUR-1008 in the United States.

        We recently hired a vice president of sales and marketing, who has initiated the development of our internal sales, marketing and distribution capabilities. If EUR-1008 is approved, we intend to commercialize it in the United States ourselves by establishing or acquiring a specialty sales and marketing organization with technical experience and supporting distribution capabilities, which will be expensive and time-consuming. We anticipate making significant expenditures to establish the organization to sell EUR-1008 in advance of knowing whether EUR-1008 has received FDA approval. Any failure or delay in the establishment or acquisition of our specialty sales, marketing and distribution capabilities would adversely impact the commercialization of our product candidates. We also intend to seek to further augment our sales, marketing and distribution capabilities through arrangements with third parties.

        We intend to begin product launch preparations for EUR-1008 prior to receiving regulatory approval. In particular, our strategy includes establishing or acquiring a specialty sales and marketing organization to directly sell EUR-1008 in the United States. We currently do not intend to sell EUR-1008 directly outside of the United States. Therefore, if EUR-1008 is approved, we must successfully commercialize this product, establish or acquire our own specialty sales, marketing and distribution capabilities in the United States and enter into arrangements with third parties to perform these services outside of the United States. Developing or acquiring our own sales force would be expensive and time-consuming and could delay any product launch.

        Events or factors that may inhibit our efforts to develop or acquire our own sales force include:

  •
  failure to recruit, train and retain adequate numbers of effective sales and marketing personnel;

  •
  failure of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe our products; and

  •
  unforeseen costs and expenses associated with creating or acquiring and sustaining an independent sales and marketing organization.

        If we do not establish sales and distribution capabilities successfully, either on our own or in collaboration with third parties, we may not successfully commercialize EUR-1008, or other product candidates, and our future product revenue will suffer.

If we or our licensees outside of the United States are unable to commercialize EUR-1008 or experience significant delays in doing so, our growth prospects will be materially harmed.

        We have invested significant time and financial resources in the development of EUR-1008. We currently intend to out-license commercial rights to EUR-1008 outside the United States, including Europe and Japan, by the end of 2008. Our ability, or that of our licensees, to successfully develop and commercialize EUR-1008 will depend on numerous factors, including:

  •
  successfully completing any additional trials and tests required by the FDA, EMEA or other applicable regulatory authorities;

  •
  receiving marketing approvals from the FDA, the EMEA or other applicable regulatory authorities;

  •
  continued operation of our manufacturing facilities in compliance with current good manufacturing practice regulations, or cGMP;

  •
  establishing favorable pricing from regulatory authorities outside of the United States; and

  •
  obtaining commercial acceptance of EUR-1008, if approved, from the medical community and third-party payors.

        Any of the foregoing factors would cause us or our licensees to be unable to commercialize EUR-1008 in the timeframe anticipated or at all. Any such delay or failure would cause our product revenues to suffer.

Although we have sought patent protection for our lead product candidate, EUR-1008, we may not ultimately receive any issued patents or related patent rights.

        We have filed three patent applications in the United States with claims directed to our lead product candidate, EUR-1008. These applications will provide priority for any foreign applications that we may file for these inventions. The applications include claims intended to provide market exclusivity for certain commercial aspects of the product, including the formulation, the methods of making, the methods of using and the commercial packaging of the product. We also maintain as trade secrets or know-how certain of the technology used in developing or manufacturing EUR-1008.

        However, we may not ultimately receive any issued patents or related patent rights, and even if we do, such patent protection may not prevent our competitors from developing similar products using different processes that are not covered by such a patent or patents. The disclosure to, or independent development by, a competitor of certain trade secrets or know-how could materially adversely affect any competitive advantage we may have over any such competitor.

Risks Related to Our Business

We depend on the success of our existing products. If we are unable to maintain our existing arrangements with our licensees or fail to establish new licensing arrangements, our business and growth prospects will suffer.

        Product sales of our top ten products accounted for approximately 70%, 68% and 66% of our total revenue in 2004, 2005 and 2006, respectively. We depend on our arrangements with licensees and marketing collaborators to sell our products. If our licensees or marketing collaborators discontinue sales of our products, seek alternative or additional suppliers for the same or similar products or fail to satisfy their obligations under their agreements with us, or we are unable to establish new licensee and marketing relationships, our growth prospects would be materially harmed. For example, in 2006, a large customer for one of our cardiovascular products brought in a second supplier of the product, reducing their purchases from us by approximately €2.0 million. In addition, if our licensees and marketing collaborators do not manage their inventory levels successfully, it could negatively impact our business and increase the volatility of our operating results. For example, in 2004, one of our major customers built inventory levels of a product we supply to them; accordingly, their purchases in 2005 were substantially less than anticipated.

        In addition, we may develop a proprietary product that competes directly with products that we currently supply to our existing licensees. This may have an adverse effect on our relationship with our licensees. For example, we expect EUR-1008 to compete directly with existing PEPs that we supply to Axcan and Impax in the United States. Alternatively, a licensee could merge with or be acquired by another company, or experience financial or other setbacks unrelated to our arrangement that could affect such licensee's ability to perform its obligations under their agreement with us. The loss of licensees could materially adversely affect our business and financial condition.

Disputes may arise involving the contractual obligations of our customers, licensees or marketing collaborators to purchase our products or pay royalties on the sale of our products, and such disputes, if not resolved in our favor, could result in decreased revenues and material harm to our business.

        Disputes may arise between us and a customer, licensee or marketing collaborator and may involve the issue of the obligation of the customer, licensee or marketing collaborator to continue to purchase our products and pay royalties on the sale of our products. Such a dispute could result in expensive arbitration or litigation, which may not be resolved in our favor. For example, between 1996 and 1999, we entered into a series of agreements with Medeva PLC, subsequently known as Celltech Group Ltd. and now known as UCB, Inc., and its affiliates, ultimately resulting in the execution of a development, license and supply agreement in June 1999. Pursuant to those agreements, we developed a new product that is a sustained release formulation of Methylphenidate Hydrochloride, or MPH, which is an active ingredient used to treat Attention Deficit and Hyperactivity Disorder in children. We also agreed to allow Medeva Pharmaceuticals, Inc., now known as UCB Inc., or UCB, to package, market and sell that developed product in exchange for the exclusive right to manufacture that product for a minimum period of ten years and UCB's agreement to pay us royalties on all sales of the developed product. However, in 2003, UCB ceased both ordering the developed product from us and paying royalties. As a result, we commenced an action against UCB and its affiliates in the United States District Court, Western District of New York, claiming, among other things, breach of contract, tortious interference with contract and misappropriation of trade secrets in relation to our development and manufacture of the sustained release formulation of MPH. We are seeking to enforce our rights under the applicable agreements, including the 1999 development, license and supply agreement, and to obtain both monetary and equitable relief. UCB subsequently filed a counterclaim against us claiming, among other things, breach of contract, breach of warranties, fraud and negligent representation. UCB seeks to deny our rights under the agreements, and seeks both monetary and equitable relief. We have filed a reply to the counterclaim and intend to vigorously defend the allegations therein. Our business is dependant upon the success of products such as this sustained release formulation of MPH and the fulfillment of contractual obligations by the parties such as UCB. If UCB is successful in its counterclaim against us, our business and financial condition could be materially adversely affected.

Any difficulties with, or interruptions of, our manufacturing could delay our output of products and harm our relationships with our collaborators. If we are unable to continue to manufacture our existing products, our results of operations and future prospects will suffer.

        Any difficulties with or interruptions of our manufacturing could delay our output of products and harm our relationships with our collaborators. We manufacture most of our products at our facilities in Milan, Italy and Dayton, Ohio. Due to regulatory and technical requirements, we have limited ability to shift production among our facilities or to outsource any part of our manufacturing to third parties. Damage to any of our manufacturing facilities caused by human error, physical or electronic security breaches, power loss or other failures or circumstances beyond our control, including acts of God, fire, explosion, flood, war, insurrection or civil disorder, acts of, or authorized by, any government, terrorism, accident, labor trouble or shortage, or inability to obtain material, equipment or transportation, could interrupt or delay our manufacturing or other operations. Furthermore, all of our employees in Europe, except our Chief Executive Officer, are subject to collective bargaining agreements, and national labor disputes could result in a work stoppage or strike by employees that could delay or interrupt our output of products. Due to the nature of these collective bargaining agreements, we have no control over such work stoppages or strikes by our employees in Europe, and a strike may occur even if our employees do not have any grievances against us. Any interruption in manufacturing, whether due to limitations in manufacturing capacity or arising from factors outside our control, could result in delays in meeting contractual obligations and could have a material adverse effect on our relationships with our collaborators and on our revenues.

        The FDA, the EMEA and other applicable authorities periodically inspect our facilities to ensure compliance with various regulations, including those relating to current good manufacturing practice, or cGMP. In addition, the U.S. Drug Enforcement Agency, or DEA, applicable E.U. authorities and other applicable regulatory authorities must approve our facilities and processes for handling controlled substances. Those agencies may monitor our use of controlled substances and we may be subject to inspections evaluating our compliance with the use and handling of controlled substances. Our failure to comply with such requirements and standards of these agencies could result in the suspension of our manufacturing or closure of our facilities, which could have a material adverse effect on our business.

Development of pharmaceutical products is expensive, time-consuming and subject to uncertainties, and we may not realize a return on our investment in product development for a significant period of time, if at all.

        Developing pharmaceutical products is expensive, and there is typically a significant amount of time prior to realizing a return on an investment in product development, if a return is realized at all. In 2004, 2005 and 2006, our research and development expenses were €16.5 million, or approximately 20% of our revenues, €14.5 million, or approximately 20% of our revenues, and €16.3 million, or approximately 20% of our revenues, respectively.

        To obtain regulatory approval for the sale of any product candidates, extensive trials must demonstrate that our products are safe and effective for use in humans. Clinical trials are included in our research and development expenses and may take years to complete. We cannot be sure that we or our collaboration partners will complete clinical testing within the time we anticipate or that we or they will be able to do so without requiring significant resources or expertise in excess of what we anticipate. Completion of clinical trials depends on various factors, including the indication and size of the patient population and its proximity to clinical sites, the nature of the clinical protocol, the eligibility of the criteria for trial, competition for trial patients, availability of sufficient quantities of a product candidate, the assistance of third parties, regulatory compliance and adequate financial resources.

        The decrease in our research and development expenses in 2005 as compared to 2004 was primarily due to a reorganization of research activities in Italy and the reduction of research and development personnel related to the subsequent closure of a specialized facility at the end of 2004. Our future plans include significant investments in research and development, including clinical trials, and related product opportunities. We believe that we must continue to dedicate a significant amount of financial and operational resources to our research and development efforts to grow our business and maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years, if at all.

We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may perform in an unsatisfactory manner, such as by failing to meet established deadlines for the completion of such trials.

        We rely on third parties such as contract research organizations, or CROs, medical institutions and clinical investigators to enroll qualified patients and conduct, supervise and monitor our clinical trials. For example, we used CROs to monitor, supervise and compile data on our two Phase III clinical trials for EUR-1008. Our reliance on these third parties for clinical development activities reduces our control over these activities. Our reliance on these third parties, however, does not relieve us of our regulatory responsibilities, including ensuring that our clinical trials are conducted in accordance with good clinical practice regulations, or GCP, and the investigational plan and protocols contained in the relevant regulatory application, such as the investigational new drug application. In addition, they may not complete activities on schedule, or may not conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain regulatory approvals for, and to commercialize, our product candidates may be delayed or prevented.

There is a high risk that our product candidates will not have successful clinical trial results and will not advance to the regulatory approval stage.

        We will only receive regulatory approval to commercialize a product candidate if we can demonstrate to the satisfaction of the FDA, the EMEA, or other applicable regulatory authorities, in well designed and properly conducted clinical trials, that the product candidate is safe and effective and otherwise meets the appropriate standards required for approval for a particular indication. Clinical trials are lengthy, complex and extremely expensive processes with uncertain results. A failure or delay of one or more of our or our collaborators' clinical trials may occur at any stage of testing. Historically, favorable results from preclinical studies and early clinical trials have often not been confirmed in later clinical trials. Many companies in the pharmaceutical industry have experienced significant setbacks in advanced clinical trials or during the regulatory approval process, despite promising results. The effects of our product candidates may be different than expected or may include undesirable side effects that delay, extend or preclude regulatory approval or limit their commercial use if approved.

        A number of events or factors, including any of the following, could delay the completion of our and our collaborators' ongoing and planned clinical trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular product candidate, including our lead product candidate, EUR-1008:

  •
  conditions imposed on us or our collaborators by the FDA, the EMEA or other applicable regulatory authorities, regarding the scope or design of our clinical trials;

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  the results of clinical trials may not meet the level of statistical significance required for approval by the FDA, the EMEA or other applicable regulatory authorities;

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  the FDA, the EMEA or other applicable regulatory authorities may require additional or expanded trials;

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  delays in obtaining, or the inability to obtain or maintain, required approvals from institutional review boards, or IRBs, or other reviewing entities at clinical sites selected for participation in our clinical trials;

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  insufficient supply or deficient quality of our product candidates or other materials necessary to conduct our clinical trials;

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  difficulties in manufacturing the product;

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  difficulties enrolling subjects and high drop-out rates of subjects in our or our collaborators' clinical trials;

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  negative or inconclusive results from clinical trials, or results that are inconsistent with earlier results, that necessitate additional clinical studies;

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  serious or unexpected drug-related side effects experienced by subjects in clinical trials; or

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  failure of our third-party contractors or our investigators to comply with regulatory requirements or otherwise meet their contractual obligations to us in a timely manner.

        Our clinical trials may not begin as planned, may need to be redesigned, and may not be completed on schedule, if at all. Delays in our clinical trials may result in increased development costs for our product candidates, which would cause the market price of our shares to decline and limit our ability to obtain additional financing. In addition, if one or more of our clinical trials are delayed, our competitors may be able to bring products to market before we do, and the commercial viability of our product candidates could be significantly reduced.

Even if we complete our clinical trials, we may never succeed in obtaining regulatory approval for any of our product candidates. Without regulatory approval, we will be unable to commercialize our product candidates, and our growth prospects will be materially impaired.

        All of our product candidates must successfully complete development and gain regulatory approval before we or our collaborators can market them. Of the large number of products in development, only a small percentage result in the submission of a new drug application, or NDA, to the FDA or EMEA, and even fewer are approved for commercialization.

If the safety and efficacy of our product candidates is not demonstrated, the required regulatory approvals to commercialize these product candidates will not be obtained. Any product candidate that we or our collaborators seek to commercialize is subject to extensive regulation by the FDA, EMEA and other applicable regulatory authorities relating to the testing, manufacture, safety, efficacy, record-keeping, labeling, packaging, storage, approval, advertising, marketing, promotion, sale and distribution of drugs. In the United States and in many other jurisdictions, rigorous preclinical studies and clinical trials and an extensive regulatory review process must be successfully completed before a new drug can be sold. Satisfaction of these and other regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays.

        The time required to obtain approval by the FDA, the EMEA or other applicable regulatory authorities is unpredictable but typically it takes many years following the commencement of clinical trials, depending upon numerous factors, including the complexity of the product candidate. Our product candidates may fail to receive regulatory approval for many reasons, including:

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  the failure to demonstrate to the satisfaction of the FDA, the EMEA or other applicable regulatory authorities that a product candidate is safe and effective for a particular indication;

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  the inability to demonstrate that a product candidate's benefits outweigh its risks;

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  the inability to demonstrate that the product candidate presents an advantage over existing products;

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  disagreement of the FDA, the EMEA or other applicable regulatory authorities with the manner in which the results from preclinical studies or clinical trials are interpreted;

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  failure of the FDA, the EMEA or other applicable regulatory authorities to approve the manufacturing processes or facilities of third-party manufacturers with whom we contract for clinical and commercial supplies; and

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  a change in the approval policies or regulations of the FDA, the EMEA or other applicable regulatory authorities, or a change in the laws governing the approval process.

        The FDA, or the EMEA or other applicable regulatory authorities, might decide that our findings are insufficient for approval and thus might require additional clinical trials or other studies. It is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain the appropriate regulatory approvals necessary for us or our collaborators to begin selling them. Furthermore, since we intend for our products to be commercialized in many jurisdictions, regulatory approval in each such jurisdiction must be obtained. The approval procedures vary among countries and can involve additional and costly preclinical studies and clinical testing and review. The time required to obtain approval in various jurisdictions may differ from that required to obtain FDA or EMEA approval, and approval by one regulatory authority, such as the FDA or EMEA, does not ensure approval by regulatory authorities elsewhere. The failure to obtain these approvals could harm our business and result in decreased revenues from lost sales, milestone payments or royalties in our co-development agreements.

        Regulatory approval of a product candidate is limited to specific uses identified in the approval. Certain material changes to an approved product, such as manufacturing changes or additional label claims, are subject to further regulatory review and approval. Approval of a product candidate could also be contingent on post-marketing studies. In addition, any marketed drug and its manufacturer continue to be subject to strict regulation after approval, and any governmental approval can be withdrawn. Any problems with an approved drug or any violation of regulations could result in restrictions on the drug, including withdrawal from the market. In particular, drug manufacturers are subject to strict requirements governing their manufacturing practices and regular inspections to assess compliance with these and other requirements. Failure to comply with governmental requirements could lead to sanctions.

        Regulatory approval of a product candidate in any jurisdiction is unpredictable. Despite guidance from the FDA, EMEA or other applicable regulatory agencies, there is no guarantee of obtaining approval. In addition, standards enunciated by regulatory agencies are constantly subject to change as a result of factors outside of our control. For example, we have designed our lead product candidate, EUR-1008, to meet the FDA's 2006 'Guidance for Industry'; however, such guidance is nonbinding and the FDA could change its guidance before we seek or obtain regulatory approval.

        Our growth prospects will be materially impaired as a result of any delay in, or failure to receive, required regulatory approval for some or all our product candidates.

Failure to obtain regulatory approval for our products in our markets and to retain approvals already granted will prevent us from marketing or licensing our products in these markets.

        Sales of our products outside the United States and any of our product candidates that are commercialized are subject to the regulatory requirements of each country in which the products are sold. Accordingly, the introduction of our products and product candidates in markets outside the United States will be subject to regulatory clearances in those jurisdictions. Approval and other regulatory requirements vary by jurisdiction and may differ from the U.S. requirements. We may be required to perform additional preclinical or clinical studies even if FDA approval has been obtained. Many countries also impose product standards, packaging and labeling requirements and import restrictions on our products. The approval by government authorities outside of the United States is unpredictable and uncertain and can be expensive. Our ability to market our approved products could be substantially limited due to delays in receipt of, or failure to receive, the necessary approvals or clearances.

        In addition, changes in regulatory requirements can affect the commercial success of our existing products. For example, we are currently the exclusive supplier of coated PEPs to Axcan and Impax in the United States. In 2006, revenues from these products in the United States accounted for 23% of our revenues. In April 2004, the FDA mandated that all manufacturers of EPI drug products file a NDA and receive approval for their products by April 2008 or be subject to regulatory action. In addition, the FDA has indicated that it will require the removal by April 2008 of unapproved PEPs from the U.S. market. Axcan has publicly stated its intention to file a NDA in the first half of calendar 2007. We are unable to predict whether Axcan or Impax will file and/or receive approval of a NDA for their products by the April 2008 deadline set by the FDA. We understand that Impax has not performed any clinical work in respect of the PEP we supply to them; accordingly, we do not expect that they will file a NDA for approval of the PEP we supply them prior to the April 2008 deadline, if at all. We expect that Axcan will file a NDA with the FDA in respect of the PEP we supply to them and that, if such product is approved for sale in the United States, subject to such NDA, we would supply such product to them. If Axcan and Impax are unable to meet the FDA's requirements by April 2008, and the FDA enforces removal of unapproved PEPs from the U.S.

market, we will no longer have PEP sales to these companies in the United States. See "—Risks Related To Our Lead Product Candidate—EUR-1008—PEPs are life saving drugs. The FDA may not remove existing PEPs from the market in April 2008 even if they have not been FDA approved. This would increase the level of competition that EUR-1008, if approved, will face."

Even if our product candidates receive regulatory approval or do not require regulatory approval, they may not become commercially viable products.

        Even if our product candidates are approved for commercialization, or our products do not require approval for commercialization, they may not become commercially viable products. For example, even if we or our collaborators receive regulatory approval to market a commercial product, any such approval may be subject to limitations on the indicated uses for which we or our collaborators may market the product. In addition, a new product may appear promising at an early stage of development or after clinical trials but never reach the market, or it may reach the market and not result in product sales. A product or product candidate may not result in commercial success for various reasons, including:

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  difficulty in large-scale manufacturing;

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  low market acceptance by physicians, healthcare payors, patients and the medical community as a result of lower demonstrated clinical safety or efficacy compared to other products, prevalence and severity of adverse side effects, or other potential disadvantages relative to alternative treatment methods;

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  insufficient or unfavorable levels of reimbursement from government or third-party payors;

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  infringement on proprietary rights of others for which we have not received licenses;

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  incompatibility with other drugs;

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  other potential advantages of alternative treatment methods;

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  ineffective marketing and distribution support;

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  lack of cost-effectiveness; or

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  timing of market introduction of competitive products.

        If we are unable to develop commercially viable products, our business, results of operations and financial condition will be adversely affected.

Our existing products and our product candidates, if they receive regulatory approval for marketing, remain subject to ongoing regulatory requirements and, if we fail to comply with these requirements, we could lose these approvals, and the sales of any approved commercial products could be suspended.

        After receipt of initial regulatory approval, each of our products remains subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and record-keeping. Furthermore, if we receive regulatory approval to market a particular product candidate, the product will also remain subject to the same extensive regulatory requirements. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could reduce our revenues, increase our expenses and render the approved product candidate not commercially viable. In addition, as clinical experience with a drug expands after approval because it is typically used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of such approved product or its withdrawal from the marketplace. Absence of long-term safety data may also limit the approved uses of our products, if any. If we or our collaborators fail to comply with the regulatory requirements of the FDA, the EMEA and other applicable regulatory authorities, or if previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including:

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  restrictions on the products, manufacturers or manufacturing processes;

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  warning letters and untitled letters;

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  civil penalties and criminal prosecutions and penalties;

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  fines;

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  injunctions;

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  product seizures or detentions;

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  import or export bans or restrictions;

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  voluntary or mandatory product recalls and related publicity requirements;

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  suspension or withdrawal of regulatory approvals;

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  total or partial suspension of production; and

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  refusal to approve pending applications for marketing approval of new products or of supplements to approved applications.

        If we or our collaborators are slow or unable to adapt to changes in existing regulatory requirements or the promulgation of new regulatory requirements or policies, we or our collaborators or licensees may lose marketing approval for our products, resulting in decreased revenue from milestone payments, product sales or royalties.

Rapid technological change could make our products, product candidates or technologies obsolete.

        Pharmaceutical technologies and products are subject to rapid and significant technological change. We expect our competitors will develop new technologies and products that may render our products and drug formulation technologies uncompetitive or obsolete. The products and technologies of our competitors may be more effective than the products, product candidates and drug formulation technologies developed by us. As a result, our products and product candidates may become obsolete before we recover expenses incurred in connection with their development or realize revenues from any commercialized product. We are aware of other pharmaceutical companies that are developing competing technologies, which could render our lead product candidate, EUR-1008, obsolete. For example, other pharmaceutical companies, including Altus, Biovitrum and Meristem, have been developing microbial or synthetic enzyme products for the treatment of EPI. Altus announced in a November 2006 press release that it planned to initiate a Phase III clinical trial for its PEP in the second quarter of 2007. Biovitrum announced in its full year report for 2006 that its PEP was in Phase II. Meristem announced on its website that the Phase I safety study and two Phase II studies for its PEP were complete and that the product was currently undergoing formulation optimization testing. If successful, such competing products could limit the potential success of EUR-1008, and our growth prospects will be materially impaired.

We depend on our senior management and other key personnel to manage the growth of our business, and if we fail to attract and retain additional key personnel, we may not be able to expand our business or manage our growth effectively.

        Our success depends significantly upon the continued service and performance of our senior management and other key personnel. High demand exists for senior management and other key personnel in the pharmaceutical industry. The loss of any of these people may negatively impact our ability to manage our company effectively and to carry out our business plan. In particular, we rely on the contributions of our senior management team, which consists of Gearóid Faherty, our Chief Executive Officer, Mario Crovetto, our Chief Financial Officer, Konstantinos Efthymiopoulos, our Chief Scientific Officer, John Fraher, our Chief Commercial Officer, Manya S. Deehr, our Chief Legal Officer and Secretary, and Robert M. Lalley, our Vice President of Sales and Marketing, and their continued service is critical to our success. Our senior management team is responsible for the development and implementation of our business strategy. The loss of service of any member of our senior management team could delay or prevent the successful completion of our planned clinical trials or the commercialization of our product candidates. Of the six members of our senior management team, only Mr. Faherty has an employment agreement. Notwithstanding his employment agreement, Mr. Faherty may resign at any time.

        As we advance our product candidates through clinical trials to commercialization, we will need to expand our marketing and sales capabilities. Future growth will impose significant added responsibilities on members of management. Our future financial performance and our ability to commercialize our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to manage our development efforts and clinical trials effectively and hire, train and integrate additional management, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company.

        In addition, our growth and success depend on our ability to attract and retain additional highly qualified scientific, technical, sales, managerial and finance personnel. Intense competition exists among other companies and research and academic institutions for qualified personnel. If we cannot attract and retain sufficiently qualified technical employees on acceptable terms, we may not be able to develop and commercialize competitive products.

The failure to maintain our existing co-development relationships on acceptable terms could adversely affect our ability to develop and commercialize our product candidates and our future growth prospects.

        We frequently enter into co-development agreements to create relationships for the purpose of exploring development opportunities with collaboration partners. Since January 2005, we have entered into 18 co-development agreements with various collaborators and continue to negotiate additional co-development agreements. In general, our co-development agreements involve feasibility studies and early-stage development activities whereby we receive an hourly service fee for research and development and, in some instances, may receive additional milestone payments based on the achievement of certain development goals within specified timeframes. Accordingly, our receipt of revenue in a given period during the development phase is dictated in part by the speed at which development goals are met and the time and resources that a collaboration partner wishes to dedicate to development in such period. In some instances, we and our collaboration partner decide to negotiate and include provisions in a co-development agreement that will govern our relationship from development through commercialization. In other instances, we and our collaboration partner elect to define our relationship for the development phases and, if development is promising, may elect to enter into a subsequent agreement that further defines our relationship for subsequent periods of a product's or product candidate's life. The likelihood of completing development or progressing past development is highly uncertain notwithstanding the inclusion of provisions that govern the relationship through commercialization. Thus, the existence of such provisions, which could provide for the payment of royalties and sales milestones based on the success of the product, is not indicative of the likelihood that we will receive such payments, and, in fact, we have not yet received any such revenues from any of the 18 co-development agreements entered into since January 2005. We believe we are not substantially dependent on any of our co-development agreements individually; however, the maintenance of such relationships is important to our growth prospects because of the potential that a co-development relationship could evolve into a licensing and supply relationship that could generate significant revenue from licensing fees, product sales, sales milestone payments and/or royalties.

        Our obligations under our co-development agreements can include performance of development activities, such as feasibility studies, formulation optimization, stability testing and scale-up of the manufacturing process, supply of the product to the collaborator for clinical testing, assistance in the preparation of regulatory filings by our collaborator and supply of the product for sale by our collaborator. If we fail to meet certain of these obligations, we may lose our rights to certain development fees and future royalty and milestone payments, and our collaboration partners may have the right to terminate the agreement. In addition, many of our agreements allow for the collaboration partner to terminate the agreement with limited notice and without penalty or in the event the collaborator reasonably determines that the product does not justify continued development or commercialization. We have completed work under some of these agreements without developing a commercial product and, based on past experience, it is likely that a number of these agreements will not progress to the stage where the product is actually commercialized. The loss of a collaboration partner as a result of either our failure to meet our obligations or early termination by the collaboration partner could affect our results of operations and future growth prospects.

        Furthermore, our success is in part based upon a reputation that we are an attractive collaborator for leading pharmaceutical companies seeking to enhance existing products or to develop new products. For example, three of our co-development products, EUR-1047, EUR-1002 and EUR-1000, are being developed in collaboration with McNeil, ECR, and Reliant Pharmaceuticals, respectively. If we fail to meet our obligations under these and other existing co-development agreements, we may diminish our reputation and decrease our potential future co-development opportunities.

If we are not successful in establishing and maintaining additional co-development relationships, our growth prospects will be materially harmed.

        An element of our business strategy is to establish co-development relationships with third parties to co-develop particular products or to accelerate the development of some of our early-stage product candidates. The process of establishing new co-development relationships is difficult, time-consuming and involves significant uncertainty. We face, and will continue to face, significant competition in seeking appropriate collaboration partners. Moreover, if we do establish co-development relationships, our collaborators may fail to fulfill their responsibilities or may seek to renegotiate or terminate their relationships with us due to unsatisfactory clinical results, a change in business strategy, a change of control or other reasons. In many cases, our collaborators may terminate their relationships with us with limited notice and without penalty or in the event the collaborator reasonably determines that the product does not justify continued development or commercialization. If we are unable to establish and maintain co-development arrangements on acceptable terms, we may have to delay or discontinue further development of one or more of our product candidates, seek regulatory approval or undertake commercialization activities at our own expense or find alternative sources of funding, and our growth prospects will be materially harmed.

We rely on our collaboration partners and licensees to successfully commercialize products using our technologies, and we cannot control the actions of such collaborators and licensees. If we, our collaboration partners or licensees are unable to commercialize our co-development product candidates or if we, our collaboration partners or licensees experience significant delays in such commercialization, our growth prospects will be materially harmed.

        Our arrangements with collaboration partners and licensees are critical to our success in bringing certain of our products and product candidates to market. In particular, we have invested and expect to continue investing significant time and financial resources in the development of our co-development products. We depend on our collaboration partners to conduct preclinical studies and clinical trials, as may be necessary, and to provide funding for our development of these product candidates. Furthermore, in most instances we rely on collaborators to commercialize our co-development products. If we or a significant number of our collaborators are unable to commercialize our co-development products or experience significant delays in such commercialization, our growth prospects will be materially harmed. The successful commercialization of a product or product candidate will depend on numerous events or factors, including:

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  successfully completing preclinical studies and clinical trials and any additional trials and tests required by the FDA, the EMEA or other applicable regulatory authorities;

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  receiving marketing approvals, to the extent required, from the FDA, the EMEA or other applicable regulatory authorities; and

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  obtaining commercial acceptance, if approved, from the medical community and third-party payors.

        We cannot control our collaborators' or licensees' performance or the resources they devote to our projects, and some of our collaborators can terminate their agreements with us for no reason and on limited notice. If a collaborator fails to perform as expected, we may have to use funds, personnel, laboratories and other resources that we have not budgeted for, or we may not be able to continue the particular project affected.

        We generally expect a number of the new co-development agreements we enter into to terminate without significant development activity. A collaboration partner may choose to use its own or one of our competitors' technologies to develop a way to reformulate its drug and thus withdraw its support of our product candidate. Alternatively, we may develop a proprietary product candidate that competes directly with products that we currently manufacture for a collaboration partner. In addition, a collaboration partner could merge with or be acquired by another company, or experience financial or other setbacks unrelated to our collaboration that could jeopardize the co-development project. The loss of collaborators or projects could materially adversely affect our business, growth prospects and financial condition.

        In addition, we currently manufacture for commercial distribution a number of drugs that are the subject of NDAs that have been approved or other applicable regulatory approval held by our collaborators and licensees. We also manufacture products for distribution and sales by our collaborators and licensees that we believe are exempt from the requirements for FDA approval, generally because the FDA has determined that the product does not need such approval. We also use third-party suppliers to provide bulk active drugs used in our products. Because our customers and suppliers are also subject to FDA regulation, our continued development and manufacturing of these products depends not only on our own compliance with FDA requirements but also on the compliance of customers and suppliers over whom we have no control.

Acquisitions are part of our growth strategy, and we may fail to execute this aspect of our strategy or to successfully integrate any acquired business.

        As part of our growth strategy, we evaluate and pursue acquisitions of other businesses, technologies or products. We may not identify appropriate acquisition candidates or successfully consummate any of these acquisitions. To consummate any acquisition, we may need to incur additional debt or issue additional equity securities that dilute your interest. Depending on market conditions, we may not be able to obtain necessary financing for any acquisitions on terms acceptable to us, or at all. In addition, we may be required to pay external costs such as legal advisory, market research consultancy and due diligence fees related to our pursuit and evaluation of potential acquisitions, even if the acquisitions are never consummated. For example, in 2005 we recorded a one-time charge of €973,000 for such external costs related to two potential acquisitions that were not consummated.

        Even if we are successful in completing one or more acquisitions, the failure to adequately address the financial, operational or legal risks of these transactions could harm our business. Accounting for acquisitions can require impairment losses or restructuring charges, large write-offs of in-process research and development expenses and ongoing amortization expenses related to other intangible assets. In addition, integrating acquisitions can be difficult, and could disrupt our business and divert management resources. If we are unable to manage the integration of any acquisitions successfully, our ability to develop new products and continue to expand our product pipeline may be impaired.

We depend on a few key suppliers.

        The FDA, EMEA and other applicable regulatory agencies each require us to identify to them any supplier of materials used in our products. We currently rely on a sole source for two of the coating materials, Ethocel and Shellac, used in our Diffucaps and Microcaps technologies. We have no contractual agreements with either of these sole source suppliers. In the event that we are unable to obtain these materials from our current suppliers on acceptable terms, and are required to replace these products with alternatives, if such exist, the FDA or the EMEA may require additional testing before they permit us to use the new supplier. It would typically take one year to identify and approve a new supplier. The loss of one of our current suppliers or any significant decrease or interruption in supply could interrupt the manufacture of our products. Furthermore, the FDA or the EMEA could extend these delays in situations where it requires approval of an alternative supplier. The loss of one of these sole suppliers could have a material adverse effect on our business.

We are exposed to political, economic and other risks that arise from operating a multinational business.

        We have operations in several different countries. For the years ended December 31, 2004, 2005 and 2006, approximately 66%, 65% and 60% of our revenues, respectively, were derived from sources outside the United States. We are therefore exposed to risks inherent in international operations. These risks include, but are not limited to:

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  changes in general economic, social and political conditions;

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  adverse tax consequences;

  •
  the difficulty of enforcing agreements and collecting receivables through certain legal systems;

  •
  inadequate protection of intellectual property;

  •
  required compliance with a variety of laws and regulations of jurisdictions outside of the United States, including labor and tax laws;

  •
  customers outside of the United States may have longer payment cycles;

  •
  changes in laws and regulations of jurisdictions outside of the United States; and

  •
  terrorist acts and natural disasters.

        Our business success depends in part on our ability to anticipate and effectively manage these and other regulatory, economic, social and political risks inherent in multinational business. We cannot assure you that we will be able to effectively manage these risks or that they will not have a material adverse effect on our multinational business or on our business as a whole.

Currency exchange rate fluctuations may have a negative effect on our financial condition.

        We are exposed to fluctuations in currency from purchases of goods, services and equipment and investments in other countries and funding denominated in the currencies of other countries. In particular, we are exposed to the fluctuations in the exchange rate between the U.S. dollar and the euro. Currently, in excess of 50% of our revenues is denominated in euros, while the remainder is denominated in U.S. dollars. We anticipate that the majority of revenue from commercialization of our products and product candidates will be in U.S. dollars and euros. Fluctuations in currency exchange rates may affect our results of operations and the value of our assets and revenues, and increase our liabilities and costs, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. For example, in 2004, we experienced a negative foreign exchange effect on revenues of approximately 3%. Changes in currency exchange rates may affect the relative prices at which we and our competitors sell products in the same market. Changes in the value of the relevant currencies also may affect the cost of goods, services and equipment required in our operations. See "Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures about Market Risk—Exchange Rate Risk."

        In addition, due to the constantly changing currency exposures and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations on our future results and, because we do not currently hedge fully against all currency risks and fluctuations between the U.S. dollar and the euro, such fluctuations may result in currency exchange rate losses. Fluctuations in exchange rates could result in our realizing a lower profit margin on sales of our product candidates than we anticipate at the time of entering into commercial agreements. Adverse movements in exchange rates could have a material adverse effect on our financial condition and results of operations.

Our competitors may develop products that are less expensive, safer or more effective than, and may diminish or prevent the commercial success of, any product candidates that we may bring to market. In addition, our proprietary products may compete with products we develop and manufacture for our collaborators or with our collaborators' other products.

        We face intense competition from pharmaceutical and biotechnology companies, including other drug formulation companies, contract research organizations, academic institutions and government agencies. Some of these competitors are also our collaboration partners.

        Our competitors may be able to use alternative technologies that do not infringe upon our patents to formulate the active materials in our product; for example, alternative orally disintegrating tablets, particle-coating or controlled-release drug formulation technologies. They may, therefore, bring to market products that are able to compete with EUR-1008, EUR-1025, co-development products, such as EUR-1047, EUR-1002 or EUR-1000, or other products that we have developed or may in the future develop. For example, in 2007 Par Pharmaceuticals Companies, Inc. and Mylan Pharmaceuticals, Inc. each received approval from the FDA for a generic form of Inderal LA that would compete with EUR-1000. If successful, products derived from alternative technologies will compete against our products and product candidates. Competing technologies include the multiple-particle systems of Andrx, a subsidiary of Watson, Biovail and Elan; the controlled-release tablet technologies of ALZA, a division of Johnson and Johnson, Penwest and SkyePharma; and the solubility- enhancement technologies of Elan, SkyePharma and Soliqs, a division of Abbott. The products derived from these technologies may be safer or more efficacious than our products and product candidates.

        Potential products being tested in the United States and Europe of which we are not currently aware may also compete with product candidates using our drug formulation systems. Our collaboration partners could choose a competing drug formulation system to use with their drugs instead of ours. In addition, our collaboration partners themselves face competition with other major pharmaceutical companies on products using our drug formulation technologies, which could adversely impact the potential for our technologies and co-development products, as well as our royalty revenues and business and financial condition.

        Many of our competitors have greater capital resources, manufacturing and marketing experience, research and development resources and production facilities than we have. Many of them also have more experience than we do in preclinical studies and clinical trials of new drugs and in obtaining FDA, EMEA and other applicable regulatory approvals. In addition, their success in obtaining patents may make it difficult or impossible for us to compete with them.

        Major technological changes can happen quickly in the drug formulation and pharmaceutical industries. Our competitors' development of technologically improved or different products may make our technologies and product candidates obsolete or noncompetitive.

        In addition, our proprietary products may compete with products we develop and manufacture for our collaborators or with our collaborators' other products. Some of these products may target the same diseases and conditions that are the focus of our drug development programs. For example, in August 2006, Axcan, whose coated PEP product has been licensed from us, announced it had completed a Phase III study on Ultrase that will serve as the basis of a NDA, which it believes it will be able submit to the FDA in the first half of calendar 2007. If approved, Ultrase would compete with EUR-1008.

Our revenue is currently dependent upon a small number of customers, the loss of any one of which could have a material adverse impact on our business, financial condition and results of operations.

        Our revenue is currently dependent upon a small number of customers. Our top two customers together accounted for 26%, 25% and 24% of revenues in 2004, 2005 and 2006, respectively, and 18%, 24% and 13% of the gross accounts receivable balance as of December 31, 2004, 2005 and 2006, respectively. Our largest customer, Axcan, accounted for 17%, 17% and 18% of revenues in 2004, 2005 and 2006, respectively, and 4%, 18% and 12% of the gross accounts receivable balance as of December 31, 2004, 2005 and 2006, respectively. Our second largest customer in 2004, 2005 and 2006 was UCB, Merckle and Eisai, respectively, and each accounted for 8%, 7% and 6% of our revenues, respectively. The loss of either of our top two customers could have a material adverse effect on our business, financial condition and results of operations. For example, we are currently the exclusive supplier of coated PEPs to Axcan in the United States. The FDA has indicated that it will require the removal from the U.S. market by April 2008 of PEPs that do not have approved NDAs under its recently published guidance. We are unable to predict whether Axcan will file and/or receive approval of a NDA for its product by the April 2008 deadline set by the FDA. If Axcan is unable to meet the FDA's requirements by April 2008, and the FDA enforces removal of unapproved PEPs from the U.S. market, we will no longer have PEP sales to this customer in the United States.

Approximately 75% of employees are represented by collective bargaining or other labor agreements or arrangements, and we could face labor disruptions that would interfere with our operations.

        Approximately 75% of our employees are represented by collective bargaining or other labor agreements or arrangements that provide greater bargaining or other rights to employees than do the laws of the United States. Such employment rights require us to expend greater time and expense in making changes to employees' terms of employment or carrying out staff reductions. In addition, many of our employees are located in Italy and France, where national strikes occur, and our employees may strike even if they do not have a grievance against us. While we believe that our relations with our employees are satisfactory, worker disruption on a local or national level or a significant dispute with our employees could have a material adverse effect on our business, financial position, results of operations and cash flows.

Risks Related to Intellectual Property

Patent protection for our products is important and uncertain.

        Our success will depend, in part, on our ability and the ability of our licensees and collaboration partners to obtain patent protection for our technologies and product candidates, maintain the confidentiality of our trade secrets and know how, operate without infringing on the proprietary rights of others and prevent others from infringing our proprietary rights.

        We try to protect our proprietary position by, among other things, filing U.S., European and other patent applications related to our proprietary products, technologies, inventions and improvements that may be important to the continuing development of our technology portfolio. Currently, our patent portfolio consists of over 300 issued patents and over 100 pending applications, and it includes patents which protect our Diffucaps®, Microcaps®, AdvaTab®, Biorise® bioavailability enhancement, and polymer conjugation technologies. In addition, we believe features of EUR-1025 and our co-development products and product candidates are specifically covered by certain patents or patent applications in our portfolio.

        Because the patent position of biopharmaceutical companies involves complex legal and factual questions, we cannot predict the validity and enforceability of patents with certainty. Our issued patents and the issued patents of our licensees or collaboration partners may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges by third parties. Thus, any patents that we own or license from others may not provide any protection against competitors. Our pending patent applications, those we may file in the future or those we may license from third parties may not result in patents being issued. If these patents are issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. The degree of future protection to be afforded by our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.

        Patent rights are territorial; thus, the patent protection we do have will only extend to those countries in which we have issued patents. Even so, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the United States and various European countries. Competitors may successfully challenge our patents, produce similar drugs or products that do not infringe our patents, or produce drugs in countries where we have not applied for patent protection or that do not respect our patents. Additionally, the nature of claims contained in unpublished patent filings around the world is unknown to us and it is not possible to know which countries patent holders may choose for the extension of their filings under the Patent Cooperation Treaty, or other mechanisms. Furthermore, it is not possible to know the scope of claims that will be allowed in published applications and it is also not possible to know which claims of granted patents, if any, will be deemed enforceable in a court of law.

If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

        We rely on a combination of patents, trade secrets, know-how, technology, trademarks and regulatory exclusivity to maintain our competitive position. For example, while we have filed for patent protection for commercial aspects of EUR-1008 in the United States, we also currently maintain as trade secrets or know-how certain of the technology used in developing or manufacturing EUR-1008. We generally try to protect trade secrets, know-how and technology by entering into confidentiality or non-disclosure agreements with parties that have access to it, such as our collaboration partners, licensees, employees and consultants. Any of these parties may breach the confidentiality agreements and willfully or unintentionally disclose our confidential information, or our competitors might learn of the information in some other way. The disclosure to, or independent development by, a competitor of any trade secret, know-how or other technology not protected by a patent could materially adversely affect any competitive advantage we may have over any such competitor.

Legal proceedings or third-party claims of intellectual property infringement may require us to spend substantial time and money and could prevent us from developing or commercializing products.

        The manufacture, use, offer for sale, sale or importation of our product candidates might infringe on the claims of third-party patents. A party might file an infringement action against us. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation or defense of a patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time. Consequently, we are unable to guarantee that we will be able to manufacture, use, offer for sale, sell or import our product candidates in the event of an infringement action. At present, we are not aware of pending or threatened patent infringement actions against us.

        As a result of patent infringement claims, or to avoid potential claims, we may choose or be required to seek a license from a third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be non-exclusive, which could potentially limit our competitive advantage. Ultimately, we could be prevented from commercializing a product or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. This inability to enter into licenses could harm our business significantly. At present, we have not received any written demands from third parties that we take a license under their patents.

        In addition, a number of our contracts with our collaboration partners contain indemnity provisions that purport to indemnify us against any losses that arise from third-party claims that are brought in connection with the use of our products. Similarly, a number of our contracts with our licensors also contain indemnity provisions. In some instances, such provisions may not provide sufficient protection from such claims, if at all.

We may be subject to other patent-related litigation or proceedings that could be costly to defend and uncertain in their outcome.

        In addition to infringement claims against us, we have been and may in the future become a party to other patent litigation or proceedings, including interference or re-examination proceedings filed with the United States Patent and Trademark Office or opposition proceedings in the European Patent Office regarding intellectual property rights with respect to our products and technology, as well as other disputes regarding intellectual property rights with licensees, licensors or others with whom we have contractual or other business relationships.

        The following issued European patents are currently subject to opposition procedures before the European Patent Office.

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  EP 1058538 for Fast Disintegrating Tablets.

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  EP 0914818 for Intraorally Rapidly Disintegrable Tablet.

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  EP 01335706 for Process for the Production of Microspheres of Pancreatic Enzymes with High Stability.

        Post-issuance oppositions are not uncommon and we or our collaborator are defending these opposition procedures as a matter of course. We believe our freedom to operate or our ability to commercialize any products will not be adversely affected if we or our collaborator are unsuccessful in any of the opposition procedures.

Risks Related to Our Industry

We must comply with the laws, regulations and rules of many jurisdictions relating to the healthcare business, and if we are unable to fully comply with such laws, regulations and other rules, we could face substantial penalties.

        We are or will be, directly or indirectly through our customers, subject to extensive regulation by the various jurisdictions in which we may conduct our business, including the

United States and the European Union. The laws that directly or indirectly affect our ability to operate our business include the following:

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  the anti-kickback laws that prohibit persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid in the United States;

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  other healthcare laws, including Medicare laws in the U.S., regulations, rules, manual provisions and policies that prescribe the requirements for coverage and payment for services performed by our customers, including the amount of such payment;

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  laws and regulations, including the U.S. False Claims Act, which impose civil and criminal liability on individuals and entities who submit, or cause to be submitted, false or fraudulent claims for payment to the government;

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  laws and regulations, including the U.S. False Statements Act, which prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; and

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  state law equivalents and comparable laws in countries outside of the United States, including laws regarding pharmaceutical company marketing compliance, reporting and disclosure obligations.

        If our operations are found to be in violation of any of the laws, regulations, rules or policies described above or any other law or governmental regulation to which we or our customers are or will be subject, or if the interpretation of such laws, regulations, rules or policies changes, we may be subject to civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and curtailment or restructuring of our operations. Similarly, if our customers are found noncompliant with applicable laws, they may be subject to sanctions, which could negatively impact us. Any penalties, damages, fines, curtailment or restructuring of our operations would harm our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many such laws have not been fully interpreted by the regulatory authorities or the courts, and their provisions may be open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert management resources from the operation of our business and damage our reputation.

Government authorities in many of our target markets have, from time to time, proposed legislation that would permit re-importation of drugs into those markets, including from countries where the drugs are sold at lower prices. This and other regulatory changes of a similar nature could force us to lower the prices at which we sell our products and impair our ability to derive revenues from these products.

        Government authorities in many of our target markets have, from time to time, proposed legislation that would permit more widespread re-importation of drugs into jurisdictions in which we sell our products. This could include re-importation from countries where the drugs are sold at lower prices than in jurisdictions in which we sell our products. Such legislation, or regulatory changes of a similar nature, could lead to a decrease in the price we receive for any approved products, which, in turn, could impair our ability to generate revenues. For example, in 2005, pseudoephedrine was reclassified as a controlled substance in the United States and as a result we experienced a decrease in sales of that product. Alternatively, in response to such legislation and to minimize the risk of re-importation, we might elect not to seek approval for or market our products in certain jurisdictions, which could also reduce the revenue we generate from our product sales. For example, the Medicare Prescription Drug legislation, which became law in December 2003, requires the Secretary of Health and Human Services to promulgate regulations for drug re-importation from Canada into the United States under some circumstances, including when the drugs are sold at a lower price than in the United States. The Secretary retains the discretion not to implement a drug re-importation plan if he finds that the benefits do not outweigh the cost. Proponents of drug re-importation may attempt to pass legislation that would directly allow re-importation under certain circumstances. If legislation or regulations were passed allowing for the re-importation of drugs, the existence of lower cost alternatives could affect the prices we receive for any products that we may develop, thereby affecting our anticipated revenues and prospects for profitability.

If the government or third-party payors fail to provide coverage and adequate payment rates for our products, the products of our collaboration partners or our future products, if any, our revenues and our prospects for profitability will be harmed.

        Third-party payors, which include governments and private health insurers, increasingly are challenging the prices charged for medical products and services. In their attempts to reduce health care costs, they have also limited their coverage and reimbursement levels for new pharmaceutical products. In some cases, they refuse to cover the costs of drugs that are not new but are being used for newly approved purposes. Patients who use a product that we may develop might not be reimbursed for its cost. If third-party payors do not provide adequate coverage and reimbursement for our products, or those of our collaboration partners, or for our future products, doctors may not prescribe these products or patients may not use them.

        In some countries, particularly those of the European Economic Area, or EEA, the pricing of prescription pharmaceuticals is subject to government control. For the year ended 2006, approximately 46% of our revenues were derived in EEA countries, and those derived in Germany and the United Kingdom represented 19% and 16% of our revenues, respectively. In these countries, pricing negotiations with governmental authorities can take considerable time and delay the placing of a product on the market. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares cost-effectiveness of our product candidate with other available products. If reimbursement of our product is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

We may be exposed to product liability claims.

        The use of product candidates in clinical trials and the commercial sale of products may expose us to product liability claims. Our collaboration partners, parties selling the products or consumers may bring these claims, which could result in financial losses. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. Regardless of merit or eventual outcome, liability claims may result in:

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  decreased demand for our product candidates;

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  injury to our reputation;

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  withdrawal of clinical trial participants;

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  significant litigation costs and substantial monetary awards to, or costly settlement with, patients;

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  product recalls and loss of revenue; and

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  the inability to commercialize our product candidates.

        We currently carry liability insurance for claims arising from the use of our product candidates during clinical trials, as specifically endorsed, and the commercial sale of our products, but we cannot be certain that this coverage will be sufficient to satisfy any liabilities that may arise. The limit for our group product liability insurance is €15 million (or $19.8 million), per occurrence or annual aggregate, with a deductible of €200,000 (or $264,000). As our development activities progress, this coverage may be inadequate and we may be unable to get adequate coverage at an acceptable cost or at all. This could prevent or limit the commercialization of our product candidates.

        In addition, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against losses. Any claims against us, regardless of their merit, could severely harm our financial condition, strain our management and other resources and adversely impact or eliminate the prospects for commercialization of a product candidate or sale of a product subject to any such claim. Off-label use of our product may occur. While we do not promote off-label use, off-label uses of products are common and the FDA does not regulate a physician's choice of treatment. Off-label use or misuse of our product may subject us to additional liability.

We deal with hazardous materials and must comply with environmental, health and safety laws and regulations, which can be expensive and restrict how we do business.

        We are subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes, and the cleanup of contaminated sites. The cost of compliance with these laws and regulations could be significant. Accidental contamination or injury may occur. In the event of an accident, we could be held liable for damages exceeding our available financial resources. We may incur substantial costs to comply with environmental laws and regulations and could be subject to monetary fines, penalties or third-party damage claims as a result of violations of such laws and regulations or noncompliance with environmental permits required at our facilities. As an owner and operator of real property and a generator of hazardous materials and wastes, we also could be subject to environmental cleanup liability, in some cases without regard to fault or whether we were aware of the conditions giving rise to such liability. Environmental laws or regulations (or their interpretation) may become more stringent in the future. If any such future revisions require significant changes in our operations, or if we engage in the development and manufacturing of new products or otherwise expand our operations requiring new or different environmental controls, we will have to dedicate additional management resources and incur additional expenses to comply with such laws and regulations.

        In the event of an accident, applicable authorities may curtail our use of hazardous materials and interrupt our business operations. Furthermore, an accident could damage, or force us to shut down, our operations. In addition, with respect to our manufacturing facilities, we may incur substantial costs to comply with environmental regulations and may become subject to the risk of accidental contamination or injury from the use of hazardous materials in our manufacturing process.

        We do not maintain a separate insurance policy for any of the foregoing types of risks. In the event of environmental discharge or contamination or an accident, we may be held liable for any resulting damages, and any liability could exceed our resources. In addition, we may be subject to liability and may be required to comply with new or existing environmental laws regulating pharmaceuticals in the environment.

If we or others identify side effects after any of our products are on the market, we or our collaborators or licensees may be required to withdraw our products from the market, perform lengthy additional clinical trials or change the labeling of our products, any of which would hinder or preclude our ability to generate revenues.

        If we or others identify side effects after any of our products are on the market:

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  regulatory authorities may withdraw their approvals;

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  we or our collaborators or licensees may be required to reformulate our products, conduct additional clinical trials, change the labeling of our products or implement changes to manufacturers' facilities to obtain new approvals;

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  we or our collaborators or licensees may have to recall the affected products from the market;

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  we or our collaborators or licensees may experience a significant drop in sales of the affected products;

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  our reputation in the marketplace may suffer;

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  we may become the target of lawsuits, including class action suits; and

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  we or our collaborators or licensees may be required to withdraw our products from the market and may not be able to reintroduce them into the market.

        Any of these events could harm or prevent sales of the affected products or could substantially increase the costs and expenses of commercializing or marketing these products.

If the FDA, EMEA or other applicable regulatory agencies approve generic products that compete with any of our branded products, sales of those products may be adversely affected.

        The FDCA, FDA regulations and other applicable regulations and policies provide incentives to manufacturers to create modified, non-infringing versions of a drug to facilitate the approval of an ANDA or other application for generic substitutes. These manufacturers might only be required to conduct a relatively inexpensive study to show that its product has the same active ingredient(s), dosage form, strength, route of administration, and conditions of use, or labeling, as our product and that the generic product is bioequivalent to ours, meaning it is absorbed in the body at the same rate and to the same extent as our product. These generic equivalents, which must meet the same quality standards as branded pharmaceuticals, would be significantly less costly than ours to bring to market and companies that produce generic equivalents are generally able to offer their products at lower prices. Thus, after the introduction of a generic competitor, a significant percentage of the sales of a branded product is typically lost to the generic product. Accordingly, competition from generic equivalents could materially adversely impact our revenues, profitability and cash flows and substantially limit our ability to obtain a return on the investments we have made in those products.

Our development of generic drugs may expose us to litigation.

        There has been substantial litigation in the pharmaceutical, biomedical and biotechnology industries with respect to the manufacture, use and sale of new products that are the subject of patent rights. Under the Drug Price Competition and Patent Restoration Act of 1984, when a drug developer files an ANDA for a generic drug, it must certify to the FDA that it believes its product will not infringe on any unexpired patent that a patent holder has listed with the FDA as covering that brand-name product, or that any such patent is invalid or unenforceable. The drug developer must also provide such certification to the patent holder, who may challenge the developer's certification of non-infringement, invalidity or unenforceability by filing a suit for patent infringement. Such a patent challenge within the first 45 days of notice of the ANDA certification can result in a 30 month stay of approval by FDA of the ANDA. Certain of our collaboration partners may have or develop generic versions of existing or then existing drugs. Our development of any such generic versions of drugs will be subject to this process. Should a patent holder commence a lawsuit against us with respect to alleged patent infringement, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict. Litigation over patents could result in delays in obtaining FDA approval to market our product candidates and diversion of management resources and the costs resulting therefrom. Similar risks of the delay in obtaining approvals in other applicable jurisdictions could result from patent related litigation.

We are currently unable to accurately predict what our short-term and long-term effective tax rates will be in the future.

        We are subject to income taxes in both the United States and the various other jurisdictions in which we operate. Significant judgment is required in determining our worldwide provision for income taxes and, in the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Our effective tax rates could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities or changes in tax laws, as well as other factors. Our judgments may be subject to audits or reviews by local tax authorities in each of these jurisdictions, which could adversely affect our income tax provisions. Furthermore, we have had a limited historical profitability upon which to base our estimate of future short-term and long-term effective tax rates.

Risks Related to This Offering

Our ordinary share price could be highly volatile.

        We will negotiate with the representatives of the underwriters to determine the initial public offering price of our ordinary shares. The realization of any of the risks described in these "Risk Factors" or other unforeseen risks could have a dramatic and adverse effect on the market price of our ordinary shares. In particular, and in addition to circumstances described elsewhere in these "Risk Factors," the following events or factors can adversely affect the market price of our ordinary shares:

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  announcements of technological innovations or new products by us or others;

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  public concern as to the safety of drugs we or others develop;

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  general market conditions;

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  success of research and development projects;

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  changes in government regulations or patent decisions; and

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  developments by our collaboration partners.

        Additionally, market prices for securities of biotechnology and pharmaceutical companies historically have been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. As a result of this volatility, investors may not be able to sell their ordinary shares at or above the initial public offering price. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business.

Our ordinary shares have no prior trading history in the United States or elsewhere, and an active market may not develop.

        Prior to this offering there has been no public market for our ordinary shares. The initial public offering price for our ordinary shares will be determined through negotiations with the underwriters and may bear no relationship to the price at which the ordinary shares will trade upon completion of this offering. Although we have applied to have our ordinary shares listed on the NASDAQ Global Market, an active trading market for our ordinary shares may never develop or may not be sustained following this offering. If an active market for our ordinary shares does not develop, it may be difficult to sell your shares at all.

Raising additional capital by issuing securities may cause dilution to existing shares.

        We expect the proceeds of this offering to be sufficient to meet our current cash requirements. However, we may need to raise substantial future capital to continue to complete clinical development and commercialize our products and product candidates and to conduct the research and development and clinical and regulatory activities necessary to bring our product candidates to market. Our future capital requirements will depend on many factors, including:

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  the failure to obtain regulatory approval or achieve commercial success of our lead product candidate, EUR-1008;

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  our success in establishing new collaboration partnerships;

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  the success of our collaboration partners in selling products utilizing our technologies;

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  the results of our preclinical studies and clinical trials for our earlier stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

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  the costs, timing and outcome of regulatory review of EUR-1008 and any of our other product candidates that progress to clinical trials;

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  the costs of establishing or acquiring specialty sales, marketing and distribution capabilities, if any of our product candidates are approved;

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  the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

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  the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships; and

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  the costs of financing unanticipated working capital requirements and responding to competitive pressures.

        Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of unanticipated opportunities, develop or enhance technology or services, or otherwise respond to competitive pressures would be significantly limited. In addition, we may be required to terminate or delay preclinical studies, clinical trials or other development activities for one or more of our product candidates, or delay our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our products or product candidates.

        If we raise additional funds through co-development and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If we raise additional funds by issuing equity or convertible debt securities, we will reduce the percentage ownership of our then-existing shareholders, and these securities may have rights, preferences or privileges senior to those of our existing shareholders.

Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P. and their affiliates, our major shareholders, will control approximately 77.3% of our ordinary shares after this offering, and this concentration of ownership may deter a change in control or other transaction that is favorable to our shareholders.

        Upon completion of this offering and after giving effect to the conversion of the Series C preference shares into 1,745,866 ordinary shares, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P. and their affiliates, or Warburg Pincus, will, in the aggregate, beneficially own approximately 77.3% of our outstanding ordinary shares (or approximately 75.4% if the underwriters exercise their over-allotment option in full). These shareholders could effectively control all matters requiring our shareholders' approval, including the election of directors. This concentration of ownership may also cause, delay, deter or prevent a change in control, and may make some transactions more difficult or impossible to complete without the support of these shareholders, regardless of the impact of this transaction on our other shareholders.

You will experience immediate and substantial dilution.

        The initial public offering price is substantially higher than the net tangible book value of each outstanding ordinary share. As a result, purchasers of our ordinary shares in this offering will suffer immediate and substantial dilution. The dilution will be $15.04 (or €11.40) per share in the net tangible book value of the ordinary shares from the initial public offering price. If the underwriters sell additional shares following the exercise of their option to purchase additional shares or if option holders exercise outstanding options to purchase ordinary shares, further dilution could occur. We describe this dilution in greater detail under "Dilution" in this prospectus.

We are a Netherlands public limited liability company (naamloze vennootschap) and it may be difficult for you to obtain or enforce judgments against us or our executive officers, some of our directors and some of our named experts in the United States.

        We were formed under the laws of The Netherlands and, as such, the rights of holders of our ordinary shares and the civil liability of our directors will be governed by the laws of The Netherlands and our articles of association. The rights of shareholders under the laws of The Netherlands may differ from the rights of shareholders of companies incorporated in other jurisdictions. Some of the named experts referred to in this prospectus are not residents of the United States, and most of our directors and our executive officers and most of our assets and the assets of our directors are located outside the United Sates. In addition, under our articles of association, all lawsuits against us and our directors and executive officers shall be governed by the laws of The Netherlands and must be brought exclusively before the Courts of Amsterdam, The Netherlands. As a result, you may not be able to serve process on us or on such persons in the United States or obtain or enforce judgments from U.S. courts against them or us based on the civil liability provisions of the securities laws of the United States. There is doubt as to whether Netherlands courts would enforce certain civil liabilities under U.S. securities laws in original actions and/or enforce claims for punitive damages. See "Service of Process and Enforceability of Civil Liabilities."

        Under our articles of association, we indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. Under our articles of association, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder shall be governed exclusively by the laws of The Netherlands and subject to the jurisdiction of The Netherlands courts, unless such rights or obligations do not relate to or arise out of their capacities listed above. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the United Sates under U.S. securities laws, such provision could make enforcing judgments obtained outside of The Netherlands more difficult to enforce against our assets in The Netherlands or jurisdictions that would apply Netherlands law.

Future sales of our ordinary shares may depress our share price.

        If our shareholders sell substantial amounts of our ordinary shares in the public market following this offering, the market price of our ordinary shares could decline. Upon completion of this offering and after giving effect to the conversion of the Series C preference shares into 1,745,866 ordinary shares (including 59,582 shares issuable to holders of such Series C preference shares in satisfaction of rights to accumulate shares as of November 30, 2006 through this offering at 8% per annum) (the number of ordinary shares issuable upon conversion of the Series C preference shares will increase by approximately 375 shares per day if the initial public offering date is after the assumed initial public offering date of May 8, 2007), we will have outstanding 43,573,492 ordinary shares, assuming no exercise of the underwriters' option to purchase additional shares. Of these shares, the 7,000,000 ordinary shares sold in this offering will generally be freely tradable, without restriction, in the public market. Our senior management, directors and certain of our shareholders have entered into lock-up agreements in connection with this offering, generally providing that, for 180 days after the date of this prospectus, they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of any ordinary shares or any securities exercisable for or convertible into ordinary shares without the prior written consent of Deutsche Bank Securities Inc.

        Each $1.00 increase in the assumed initial public offering price of $18.00, or €13.64, per share would decrease the number of shares issued upon conversion of the outstanding Series C preference shares by 91,888. Each $1.00 decrease in the assumed initial public offering price of $18.00, or €13.64, per share would increase the number of shares issued upon conversion of the outstanding Series C preference shares by 102,698. The number of ordinary shares issuable upon conversion of the Series C preference shares will increase approximately 375 shares per day if the initial public offering date is after the assumed initial public offering date of May 8, 2007.

        In addition, an aggregate of 3,703,157 shares under outstanding options and an aggregate of 1,692,381 shares reserved for future issuance under our stock option plan as of May 8, 2007 will be eligible for sale in the public market subject to vesting, the expiration of lock-up agreements and restrictions imposed under Rules 144 and 701 under the Securities Act of 1933, as amended.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

        Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ordinary shares. The failure by our management to apply these funds effectively could result in financial losses, cause the price of our ordinary shares to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We do not anticipate paying dividends on our ordinary shares, which could reduce the return on your investment.

        We have not paid cash dividends on our ordinary shares and do not expect to do so in the foreseeable future. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, terms of any existing or future debt agreements may preclude us from paying dividends. Accordingly, any return on your investment must come from appreciation of our ordinary shares.

Your rights as a holder of ordinary shares will be governed by Dutch law and will differ from the rights of shareholders under U.S. law.

        We are a limited liability company incorporated under the laws of The Netherlands. The rights of holders of ordinary shares are governed by Dutch law and our articles of association. These rights differ from the typical rights of shareholders in U.S. corporations. For example, Dutch law significantly limits the circumstances under which shareholders of Dutch companies may bring an action on behalf of a company.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

        As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the NASDAQ Global Market, have imposed various new requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

        The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, commencing in 2007, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses.

        Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our ordinary shares could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities, which would require additional financial and management resources.

We will be considered a "controlled company" within the meaning of the NASDAQ listing requirements and, as a result, qualify for exemptions from certain corporate governance requirements.

        Because Warburg Pincus will own more than 50% of the voting power of our ordinary shares after this offering, we will be considered to be a "controlled company" for the purposes of the NASDAQ listing requirements. Under NASDAQ listing requirements, a "controlled company" is permitted to opt out of the provisions that would otherwise require (i) our board of directors to be comprised of a majority of independent directors, (ii) compensation of our officers to be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors and (iii) director nominees to be selected or recommended for selection by a majority of the independent directors or by a nominating committee composed solely of independent directors. Although we intend to comply with these listing requirements, we cannot assure you that we will not take advantage of these exemptions in the future. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ corporate governance requirements.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. The forward-looking statements are contained primarily in the sections entitled "Prospectus Summary," "Risk Factors," "Operating and Financial Review and Prospects" and "Business." These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would," and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.

        Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

  •
  the expected timing, progress or success of our preclinical and clinical development programs;

  •
  the timing, costs and other limitations involved in obtaining regulatory approval for any of our product candidates;

  •
  our ability to market, commercialize and achieve market acceptance for any of the product candidates that we are developing or may develop in the future, including the establishment or acquisition of specialty sales, marketing and distribution capabilities in the United States to commercialize EUR-1008, if approved;

  •
  delays in obtaining, or a failure to obtain and maintain, regulatory approval for our product candidates, including our lead product candidate, EUR-1008;

  •
  the possibility the FDA may not remove existing PEPs from the U.S. market that do not receive approval for NDAs by the April 2008 deadline;

  •
  our ability to continue to successfully manufacture our existing products;

  •
  the potential advantages of our products or product candidates over other existing or potential products;

  •
  our ability to enter into any new co-development or licensing agreements or to maintain any existing co-development or licensing agreements with respect to our product candidates and products;

  •
  our ability to effectively maintain existing licensing relationships and establish new licensing relationships;

  •
  the expense, time and uncertainty involved in the development of our product candidates, some or all of which may never reach the regulatory approval stage;

  •
  our reliance on collaboration partners and licensees, whose actions we cannot control, to obtain and maintain regulatory approval for our products and product candidates, and to commercialize such products;

  •
  our ability to compete in the pharmaceutical industry;

  •
  our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others;

  •
  the continuation of product sales by our collaborators and licensees;

  •
  a loss of rights to develop and commercialize our products under our license and sublicense agreements;

  •
  a loss of any of our key scientists or management personnel;

  •
  our estimates of market sizes and anticipated uses of our product candidates;

  •
  our estimates of future performance; and

  •
  our estimates regarding anticipated operating losses, future revenue, expenses, capital requirements and our needs for additional financing.

        We discuss many of the foregoing and other risks in this prospectus in greater detail under the heading "Risk Factors." Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions as of the date of this prospectus. You should read this prospectus, and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

PRESENTATION OF FINANCIAL INFORMATION

        We prepared our financial statements included in this prospectus in euro in accordance with U.S. GAAP. References to "U.S. dollars," "dollars," "U.S. $" or "$" in this prospectus are to the currency of the United States and references to "euro" or "€" are to the single currency of the European Union.

EXCHANGE RATE INFORMATION

        We prepare our financial statements in euros. This prospectus contains translations of euros into U.S. dollars at a specified rate, or convenience rate, solely for the convenience of the reader. The convenience rate is 1.3197 U.S. dollars per euro, defined by the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on December 31, 2006. No representation is made that the euro amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

        Fluctuations in the exchange rates between the euro and the dollar will affect the dollar amounts received by owners of our shares on payment of dividends, if any, paid in euros. Moreover, such fluctuations may also affect the dollar price of our shares on the NASDAQ Global Market.

        The following table sets forth information regarding the exchange rates of U.S. dollars per euro for the periods indicated. Average rates are calculated by using the average of the closing noon buying rates on the last day of each month during the periods presented.

	U.S. dollar per euro
Year ended December 31,	High	Low	Average	Period End
2002	1.0485	0.8594	0.9495	1.0485
2003	1.2597	1.0361	1.1411	1.2597
2004	1.3625	1.1801	1.2478	1.3538
2005	1.3476	1.1667	1.2400	1.1842
2006	1.3327	1.1860	1.2563	1.3197

Source: Federal Reserve Bank of New York

        The following table sets forth the high and low noon buying rate for the euro for each of the prior six months. Average rates are calculated by using the average of the closing noon buying rates on each day during the periods presented.

	U.S. dollar per euro
Month in 2006	High	Low	Average	Period End
October	1.2773	1.2502	1.2617	1.2773
November	1.3261	1.2705	1.2888	1.3261
December	1.3327	1.3073	1.3205	1.3197
Month in 2007
January	1.3286	1.2904	1.2993	1.2998
February	1.3246	1.2933	1.3080	1.3230
March	1.3374	1.3094	1.3246	1.3374

Source: Federal Reserve Bank of New York

        On April 27, 2007, the closing rate was $1.3625 to €1.00.

USE OF PROCEEDS

        We estimate that we will receive net proceeds from the sale of 7,000,000 ordinary shares in this offering of approximately $112.0 million (or €84.9 million), based upon an assumed initial public offering price of $18.00 (or €13.64) per share, the midpoint of the estimated price range set forth on the cover of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us. Warburg, Pincus Equity Partners, L.P. (including two affiliated partnerships), Warburg, Pincus Ventures International, L.P. and Gearóid M. Faherty, our Chief Executive Officer, have each granted the underwriters an option to purchase up to 425,000, 425,000 and 200,000 additional ordinary shares, respectively, or a total of 1,050,000 additional ordinary shares, on the same terms and conditions as set forth above if the underwriters sell more than 7,000,000 ordinary shares in this offering. We will not receive any proceeds if the underwriters exercise the over-allotment option to purchase additional shares.

        We have identified the following specific uses of proceeds to:

  •
  repay the €19.1 million (as of December 31, 2006) of debt outstanding under our 5.87% U.S. dollar-denominated long-term loan agreement due 2009 (approximately $25.2 million);

  •
  repay the €12.1 million (as of December 31, 2006) of debt outstanding under our 6.73% U.S. dollar-denominated long-term loan agreement due 2010 (approximately $16.0 million);

  •
  repay the €30.1 million (as of December 31, 2006) of unsecured notes outstanding that carry cumulative interest at a fixed rate of 8% per annum (approximately $39.7 million), pursuant to which approximately €29.9 million and €229,000 (as of December 31, 2006) were payable to affiliates of Warburg Pincus LLC and Gearóid Faherty, respectively, shareholders of ours;

  •
  develop specialty sales, marketing and distribution capabilities in the United States to commercialize our lead product, EUR-1008 (approximately $5.0 million to $10.0 million, or €3.8 million to €7.6 million);

  •
  renovate and expand our research and development facility in Dayton, Ohio (approximately $9.0 million to $10.0 million, or €6.8 million to €7.6 million); and

  •
  fund working capital and general corporate purposes (approximately €8.4 million to €13.0 million, or $11.0 million to $17.1 million).

        Each $1.00 increase (decrease) in the assumed initial public offering price of $18.00, or €13.64, per share would increase (decrease) the net proceeds to us from this offering by $6.5 million, or €4.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. For each $1.00 increase (decrease) we would anticipate increasing (decreasing) our investment in our business accordingly.

        The amounts and timing of our use of proceeds will vary depending on a number of factors, including the amount of cash generated or used by our operations, the success of our product development efforts, competitive and technological developments, and the rate of growth, if any, of our business. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management will have broad discretion in the allocation of the net proceeds of this offering. Pending the uses described above, we may invest the net proceeds of this offering in cash, cash equivalents, money market funds, government securities or short-term interest-bearing, investment grade securities to the extent consistent with applicable regulations. We may also use a portion of our available cash resources for the acquisition of, or investment in companies, technologies or assets that compliment our technology or business strategy. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions or investments at this time. We cannot predict whether the proceeds will be invested to yield a favorable return. We expect that the amount of the proceeds held in these assets will decrease over time as our business expands.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our share capital. Currently, we intend to retain future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. Any future determination to pay cash dividends will depend on the discretion of our shareholders at their general meeting and our financial condition, results of operations, capital requirements, general business conditions, and any contractual restrictions and other factors that our shareholders may deem relevant during their general meeting.

        If we decide to declare dividends in the future, we may do so either in euros or U.S. dollars. If we declare dividends in euros, the amount of U.S. dollars realized by shareholders will vary depending on the rate of exchange between U.S. dollars and euros. To the extent we pay dividends in euros, shareholders will bear any costs related to the conversion of euros into U.S. dollars.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2006:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect the conversion of our outstanding Series A preference shares into 32,487,940 of our ordinary shares and the conversion of the Series C preference shares into 1,745,866 ordinary shares based on the midpoint of the estimated price range set forth on the cover of this prospectus (including 59,582 shares issuable to holders of such Series C preference shares in satisfaction of rights to accumulate shares as of November 30, 2006 through May 8, 2007, the assumed initial public offering date, at a rate of 8% per annum) (the number of ordinary shares issuable upon conversion of the Series C preference shares will increase by approximately 375 shares per day if the initial public offering date is after the assumed initial public offering date of May 8, 2007) as if each had occurred as of December 31, 2006; and

  •
  on a pro forma as adjusted basis (in euros and translated for convenience as described below into U.S. dollars) after giving effect to our receipt of net proceeds from our sale of 7,000,000 ordinary shares in this offering, at an assumed public offering price of $18.00 (or €13.64) per share (the midpoint of the estimated price range set forth on the cover of this prospectus) after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and repayment of €19.1 million and €12.1 million of long-term bank debt, and €30.1 million of unsecured notes payable to shareholders.

        You should read this table in conjunction with the discussion under the heading "Operating and Financial Review and Prospects" and our financial statements and related notes included elsewhere in this prospectus.

        The unaudited pro forma and pro forma as adjusted consolidated financial data is presented for informational purposes only and does not purport to represent what our financial position actually would have been had the transactions reflected occurred on the date indicated or our financial position as of any future date.

	As of December 31, 2006
	Actual	Pro forma (3)	Pro forma as adjusted (2)(3)(4)	Pro forma as adjusted (1)(2)(3)(4)
	(in thousands)
Short-term borrowings	€221	€221	€221	$292
Long-term debt from banks	33,059	33,059	1,875	2,474
Long-term borrowings from shareholders	30,105	30,105	—	—

Total borrowing	€63,385	€63,385	€2,096	$2,766
Series A redeemable preference shares convertible to ordinary shares	26,844	—	—	—
Series C redeemable preference shares convertible to ordinary shares	23,000	—	—	—
Series B ordinary shares	23	366	436	576
Additional paid-in capital	5,848	55,349	140,138	184,940
Accumulated deficit	(45,337)	(45,337)	(45,337)	(59,831)
Other comprehensive income	2,355	2,355	2,355	3,108

Total shareholders' (deficit) equity	€(37,111)	€12,733	€97,592	$128,792

Total capitalization	€12,733	€12,733	€97,592	$128,792

(1)
The translation from euros to U.S. dollars has been provided for your convenience and is based upon the Federal Reserve Bank of New York noon buying rate on December 31, 2006 of $1.3197 per €1.00. For more detailed information see "Exchange Rate Information" elsewhere in this prospectus.

(2)
A $1.00 increase in the assumed initial public offering price of $18.00 (or €13.64), per share would increase each of cash and cash equivalents, additional paid-in capital and total capitalization by €4.9 million, or $6.5 million, and would decrease total shareholders' (deficit) equity by €4.9 million or $6.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price of $18.00 (or €13.64) per share would decrease each of cash and cash equivalents, additional paid-in capital and total capitalization by €4.9 million, or $6.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

  Share information excludes ordinary shares available for issuance under our 1999 Stock Option Plan, as amended, including 3,703,157 ordinary shares issuable upon exercise of outstanding stock options as of March 31, 2007 at a weighted exercise price of €3.26 (or $4.30) per share.

(3)
Our capitalization on a pro forma basis gives effect to:

•
the conversion of all of our outstanding Series A redeemable preference shares into a total of 32,487,940 ordinary shares immediately prior to the closing of this offering; and

•
the conversion of all of our outstanding Series C preference shares into 1,745,866 of our ordinary shares based on the assumed initial public offering price of $18.00 (or €13.64) per share, the midpoint of the range set forth on the cover page of this prospectus (including 59,582 shares issuable to holders of such Series C preference shares in satisfaction of rights to accumulate shares as of November 30, 2006 through May 8, 2007, the assumed initial public offering date, at a rate of 8% per annum) (the number of ordinary shares issuable upon conversion of the Series C preference shares will increase by approximately 375 shares per day if the initial public offering date is after the assumed initial public offering date of May 8, 2007), as if these events had occurred on December 31, 2006.

(4)
Our capitalization on a pro forma as adjusted basis reflects:

•
the conversion of all of our outstanding Series A redeemable preference shares into a total of 32,487,940 ordinary shares immediately prior to the closing of this offering;

•
the conversion of all of our outstanding Series C preference shares into 1,745,866 of our ordinary shares based on the assumed initial public offering price of $18.00 (or €13.64) per share, the midpoint of the range set forth on the cover page of this prospectus (including 59,582 shares (or approximately 375 shares per day) issuable to holders of such Series C preference shares in satisfaction of rights to accumulate shares as of November 30, 2006 through May 8, 2007, the assumed initial public offering date, at a rate of 8% per annum) (the number of ordinary shares issuable upon conversion of the Series C preference shares will increase by approximately 375 shares per day if the initial public offering date is after the assumed initial public offering date of May 8, 2007);

  •
  the payment of €19.1 million (or $25.2 million) to repay in full the debt outstanding as of December 31, 2006 under our 5.87% U.S. dollar-denominated long-term loan agreement due 2009;

  •
  the payment of €12.1 million (or $16.0 million) to repay in full the debt outstanding as of December 31, 2006 under our 6.73% U.S. dollar-denominated long-term loan agreement due 2010;

  •
  the payment of €30.1 million (or $39.7 million) to repay in full the debt outstanding as of December 31, 2006 under our 8.0% unsecured notes payable to shareholders due 2010; and

  •
  the issuance of 7,000,000 ordinary shares in this offering at an assumed initial offering price of €13.64 (or $18.00) per share (the midpoint of the estimated price range shown on the cover page of this prospectus), and our receipt of the net proceeds from this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, as if these events had occurred on December 31, 2006.

DILUTION

        If you invest in our ordinary shares, your ownership interest will be diluted to the extent of the difference between the public offering price per share of our ordinary shares and the pro forma as adjusted net tangible book value per share of our ordinary shares immediately after this offering. Our historical net tangible book value (deficit) as of December 31, 2006 was (€37.1 million), or ($49.0 million), or (€15.86), or ($20.93), per share, based on 2,339,686 ordinary shares outstanding as of December 31, 2006. Historical net tangible book value (deficit) per share is determined by dividing our total tangible assets less total liabilities and redeemable preference shares by the actual number of ordinary shares outstanding. Our pro forma net tangible book value (deficit) as of December 31, 2006 was €12.7 million, or $16.8 million, or €0.35, or $0.46, per ordinary share, based on 36,573,492 ordinary shares outstanding after giving effect to the conversion of all of our redeemable Series A preference shares into 32,487,940 ordinary shares upon the closing of this offering and the conversion of all of our Series C preference shares into 1,745,866 ordinary shares. Pro forma net tangible book value per share is determined by dividing our total tangible assets less total liabilities and redeemable preference shares by the pro forma number of ordinary shares outstanding as of December 31, 2006 before giving effect to our sale of ordinary shares in this offering.

        After giving effect to our sale of 7,000,000 ordinary shares in this offering, at an assumed initial public offering price of $18.00, or €13.64 (the midpoint of the estimated price range shown on the cover of this prospectus), less the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2006 would have been €97.6 million, or $128.8 million, or €2.24, or $2.96, per share. This represents an immediate increase in pro forma net tangible book value of €1.89, or $2.50, per share to existing shareholders and an immediate dilution of €11.40, or $15.04, per share to new investors. Dilution per share represents the difference between the amount per share paid by purchasers of shares of our ordinary shares in this offering and the net tangible book value per share of our ordinary shares immediately afterwards, after giving effect to the sale of 7,000,000 ordinary shares in this offering at an assumed initial public offering price of $18.00, or €13.64 (the midpoint of the estimated price range shown on the cover of this prospectus), per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The following table illustrates this per share dilution:

Assumed initial public offering price per share		€13.64
Historical net tangible book value (deficit) per share as of December 31, 2006	€(15.86)
Pro forma increase per share attributable to pro forma conversion of 32,487,940 Series A preference shares into Series B ordinary shares	16.21

Pro forma net tangible book value per share as of December 31, 2006, before this offering	0.35
Increase per share attributable to conversion of the Series C preference shares into 1,738,372 ordinary shares and to new investors	1.89

Pro forma as adjusted net tangible book value per share after this offering		2.24

Dilution per share to new investors		€11.40

        A $1.00 increase (decrease) in the assumed initial public offering price of $18.00, or €13.64 (the midpoint of the estimated price range shown on the cover of this prospectus), would increase (decrease) the pro forma as adjusted net tangible book value by €4.9 million, or $6.5 million, the pro forma net tangible book value per share after this offering by €0.71, or $0.94, per share and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering by €0.64, or $0.85, per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The following table summarizes, as of December 31, 2006, on the pro forma basis described above, the total number of ordinary shares purchased from us and the total consideration and the average price per share paid by existing shareholders and by new investors, calculated before deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Issued		Total Consideration
	Number	Percent	Amount	Amount	Percent	Average Price Per Share
Existing shareholders	36,573	84%	€51,465	$67,919	35%	€1.41	$1.86
New investors	7,000	16%	€95,476	$126,000	65%	€13.64	$18.00

Total	43,573	100%	€146,941	$193,919	100%	€3.37	$4.45

        A $1.00 increase (decrease) in the assumed initial public offering price of $18.00, or $13.64, per share would increase (decrease) the total consideration paid by new investors by $7.0 million, or increase (decrease) the percent of total consideration paid by new investors by 1%, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

        The number of ordinary shares outstanding in the table above is based on the number of shares outstanding as of December 31, 2006. If the underwriters' over-allotment option is exercised in full, the number of ordinary shares held by existing shareholders will be reduced to 82% of the total number of ordinary shares outstanding after this offering and the number of ordinary shares held by new investors will be increased to 8,050,000, or 18% of the total number of ordinary shares outstanding after this offering.

        The information also assumes no exercise of any outstanding stock options. As of March 31, 2007, there were 3,703,157 outstanding options at a weighted average exercise price of €3.26, or $4.30, per share. If all of these options had been exercised as of December 31, 2006, pro forma as adjusted net tangible book value per share after this offering would be €3.41, or $4.50, and total dilution per share to new investors would be €10.23, or $13.50. To the extent that any of these options are exercised, there will be further dilution to new investors.

SELECTED FINANCIAL DATA

        The following table sets forth selected historical and pro forma financial data for the periods ended or as of the dates indicated. You should read this table in conjunction with, and it is qualified in its entirety by reference to, our consolidated financial statements and related notes and "Operating and Financial Review and Prospects" included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by Ernst & Young Accountants, an independent registered public accounting firm, and were prepared in accordance with U.S. GAAP. The selected consolidated statement of operations data for the years ended December 31, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our consolidated financial statements not included in this prospectus, which have been audited by Ernst & Young Accountants and were prepared in accordance with U.S. GAAP. The historical results set forth below are not necessarily indicative of the results to be expected in the future periods.

        The following table also sets forth selected unaudited pro forma and pro forma as adjusted consolidated financial data, which gives effect to the transactions described in the footnotes to the table. The unaudited pro forma and pro forma as adjusted consolidated financial data is presented for informational purposes only and does not purport to represent what our results of operations or financial position actually would have been had the transactions reflected occurred on the dates indicated or to project our results of operations for any future period or our financial position as of any future date.

	Year ended December 31,
	2002	2003	2004		2005		2006		2006 (3)
	(in thousands, except per share amounts)
Selected Consolidated Statements of Operations Data:
Revenues:
Product sales	€82,771	€87,067	€74,561		€63,139		€69,771		$92,077
Royalties	4,751	5,634	3,472		3,730		3,896		5,142
Development fees	7,050	2,282	3,214		5,386		9,182		12,117

Revenues	€94,572	€94,983	€81,247		€72,255		€82,849		$109,336
Operating expenses:
Cost of goods sold	(55,808)	(55,212)	(49,040)		(44,150)		(47,558)		(62,762)
Research and development(1)	(16,046)	(16,979)	(16,525)		(14,513)		(16,287)		(21,494)
Selling, general and administrative	(14,271)	(13,858)	(12,854)		(11,537)		(14,786)		(19,514)
Amortization of intangibles	(908)	(881)	(962)		(720)		(727)		(959)
Restructuring and impairment charges	—	—	(6,864)		—		—		—
Other expense	(523)	—	—		(973)		354		467

Operating income (loss)	€7,016	€8,053	€(4,998)		€362		€3,845		$5,074
Interest expense, net	(6,893)	(6,577)	(6,847)		(7,214)		(7,261)		(9,582)
Foreign exchange gains (losses), net	(341)	161	(158)		(327)		12		16
Other income, net	618	—	—		—		—		—
Insurance recovery	—	—	—		—		—		—

Income (loss) before taxes	400	1,637	(12,003)		(7,179)		(3,404)		(4,492)
Income tax expense	(774)	(2,713)	(5,069)		(1,100)		(1,593)		(2,103)

Net loss(2)	€(374)	€(1,076)	€(17,072)		€(8,279)		€(4,997)		$(6,595)

Basic and diluted net loss per share	—	€(0.80)	€(7.71)		€(3.74)		€(2.19)		$(2.89)

Weighted average shares used to compute basic and diluted net loss per share	—	1,353	2,215		2,215		2,278		2,278

Pro forma basic and diluted net loss per share	€(0.01)	€(0.03)	€(0.49	)(4)	€(0.24	)(4)	€(0.14	)(4)	$(0.18)

Pro forma weighted average shares used to compute pro forma basic and diluted net loss per share	32,487	33,841	34,703		34,703		36,512		36,512

Pro forma as adjusted basic and diluted net loss per share(5)							€(0.05)		$(0.07)

Shares used in computing pro forma as adjusted basic and diluted net loss per share(5)							43,512		43,512

	As of December 31,
	2002	2003	2004	2005	2006	2006(3)
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	€2,176	€7,794	€3,607	€3,423	€5,810	$7,667
Total assets	141,772	135,334	111,028	110,094	102,946	135,858
Total debt(6)	93,452	88,671	86,703	95,450	63,144	83,331
Total liabilities	121,603	116,606	108,565	116,823	90,213	119,054
Series A redeemable preference shares convertible into ordinary shares	26,844	26,844	26,844	26,844	26,844	35,426
Series C redeemable preference shares convertible into ordinary shares	—	—	—	—	23,000	30,353
Total shareholders' equity (deficit)	€(6,675)	€(8,116)	€(24,381)	€(33,573)	€(37,111)	$(48,975)

(1)
Research and development expenses include expenses that can be attributed to co-development projects with our customers that generate development fee revenues and other expenses related to our internal research and development projects. We did not separately track the split of costs in 2002. The split of costs between these two categories is as follows:

	Year ended December 31,
	2003	2004	2005	2006	2006(3)
	(in thousands)
Expenses attributable to development fees	€3,371	€2,501	€3,807	€5,590	$7,377
Other research and development expenses	13,608	14,024	10,706	10,697	14,117

Research and development expenses	€16,979	€16,525	€14,513	€16,287	$21,494

(2)
Net loss and net loss attributable to ordinary shareholders are the same because we have not declared any dividends on our Series A preference shares during any period presented.

(3)
The selected consolidated statements of operations data for the year ended December 31, 2006 and the selected consolidated balance sheet data as of December 31, 2006 have been translated into U.S. dollars for your convenience based upon the Federal Reserve Bank of New York noon buying rate on December 31, 2006 of $1.3197 per €1.00. For more detailed information see "Exchange Rate Information" elsewhere in this prospectus.

(4)
See Note 19 in the consolidated financial statements as of December 31, 2004, 2005 and 2006 for a calculation of the euro-denominated pro forma basic and diluted loss per share.

(5)
Pro forma as adjusted net loss attributable to ordinary shareholders and related per share information for the year ended December 31, 2006 gives effect to:

•
the conversion of all of our outstanding Series A redeemable preference shares into a total of 32,487,940 ordinary shares immediately prior to the closing of this offering;

•
the conversion of all of our outstanding Series C preference shares into 1,745,866 of our ordinary shares based on the assumed initial public offering price of $18.00 (or €13.64) per share, the midpoint of the range set forth on the cover page of this prospectus (including 59,582 shares issuable to holders of such Series C preference shares in satisfaction of rights to accumulate shares as of November 30, 2006 through May 8, 2007, the assumed initial public offering date, at a rate of 8% per annum) (the number of ordinary shares issuable upon conversion of the Series C preference shares will increase by approximately 375 shares per day if the initial public offering date is after the assumed initial public offering date of May 8, 2007);

•
the payment of €19.1 million (or $25.2 million) to repay in full the debt outstanding as of December 31, 2006 under our 5.87% U.S. dollar-denominated long-term loan agreement due 2009;

•
the payment of €12.1 million (or $16.0 million) to repay in full the debt outstanding as of December 31, 2006 under our 6.73% U.S. dollar-denominated long-term loan agreement due 2010;

•
the payment of €30.1 million (or $39.7 million) to repay in full the debt outstanding as of December 31, 2006 under our 8.0% unsecured notes payable to shareholders due 2010; and

•
the issuance of 7,000,000 ordinary shares in this offering at an assumed initial offering price of €13.64 (or $18.00) per share (the midpoint of the estimated price range shown on the cover page of this prospectus), and our receipt of the net proceeds from this offering after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, as if each had occurred on January 1, 2006.

(6)
Total debt is comprised of our current and long-term debt, net of deferred financing fees.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion and analysis in conjunction with our consolidated financial statements and the related notes to our consolidated financial statements and the other financial information appearing elsewhere in this prospectus. Except for historical information contained herein, this discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed below; accordingly, investors should not place undue reliance upon our forward-looking statements. See "Risk Factors" and "Forward-Looking Statements" for a discussion of these risks and uncertainties. Our reporting currency is euro. See "Exchange Rate Information" for more detailed information.

Overview

        We are a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on our proprietary drug formulation technologies. We utilize these technologies to develop novel products that we believe will have advantages over existing products or will address unmet medical needs. Two Phase III clinical trials have been completed for our lead product candidate, EUR-1008, for the treatment of exocrine pancreatic insufficiency. If approved by the FDA, we expect to launch EUR-1008 in 2008. In addition to EUR-1008, we are also developing a pipeline of products both for our collaboration partners and for our proprietary portfolio. Currently, the most advanced of our pipeline products include three co-development products and one proprietary product candidate. We are an established business with manufacturing and research facilities in the United States, Italy and France and revenues of €82.8 million in 2006.

        Prior to 1999, our business represented the drug delivery division of American Home Products Corporation, now Wyeth. During 1999, affiliates of Warburg Pincus LLC and Gearóid Faherty, our Chief Executive Officer, acquired from Wyeth our operating subsidiaries in a series of related transactions. The transactions were financed by sales of equity to, and loans from, Warburg Pincus and Mr. Faherty. Upon consummation of the transactions, Warburg Pincus and Mr. Faherty owned our Series A preference shares. Each Series A preference share will be converted into one ordinary share immediately prior to the consummation of this offering.

        Since our separation from Wyeth in 1999, we acquired several businesses and technologies for an aggregate amount of €21.6 million, consisting of:

  •
  In February 2000, substantially all of the assets of Vectorpharma, providing us with complementary expertise for our Biorise system, new products in the development pipeline and additional research and development capabilities.

  •
  In June 2000, Pharmatec, which provided us with additional research and development capabilities, additional manufacturing capacity in Italy and several marketed products.

  •
  In January 2002, certain assets of Polytech, an early-stage company specializing in polymer-based drug conjugation.

        In addition to these acquisitions, in December 2002, we entered into an agreement with Kyowa Hakko under which we have a worldwide license to practice under patents related to the AdvaTab® technology. The license is exclusive subject to Kyowa Hakko's reservation of certain rights. For a further description of our arrangement with Kyowa Hakko, see "—Contractual Commitments."

        We are engaged in the development of new products, both independently and in cooperation with collaboration partners, including many of the leading pharmaceutical and biotechnology companies. Currently, our licensees market over 40 different products utilizing our technologies worldwide, including in the United States, Europe, Japan and China. Pursuant to our co-development and licensing agreements, we develop and manufacture products commercialized by our collaboration partners and licensees. We generally seek to retain exclusive manufacturing rights for products that we have developed. We develop and manufacture our products in facilities in the United States, Italy and France. Since January 2005, we have signed 18 new co-development agreements. See "Risk Factors—Risks Related to Our Business—The failure to maintain our existing co-development relationships on acceptable terms could adversely affect our ability to develop and commercialize our product candidates and our future growth prospects." In the future, we will seek to market directly certain products that we develop, including our lead product candidate, EUR-1008.

Financial Operations Overview

    Revenues

        We generate revenues from product sales, royalties on products our collaborators sell and development fees related to our co-development work. Currently, we do not market any products directly, but rely on our collaborators to commercialize our products. We plan to establish our own specialty sales and marketing organization to market our lead product candidate, EUR-1008, in the United States, and to out-license commercial rights to EUR-1008 outside of the United States by the end of 2008.

        We are a global company with revenues generated in Europe, North America, Asia, South America and Africa. The proportion of our revenues derived from all countries which are a material source of revenue for us is shown in the table below together with revenue from The Netherlands, our country of domicile:

	Year Ended December 31,
	2004 (1)	2005 (1)	2006 (1)
USA	33.9%	34.6%	40.3%
Germany	25.9%	26.1%	18.8%
United Kingdom	11.5%	13.9%	15.6%
Japan	4.9%	4.2%	6.3%
Italy	7.5%	7.4%	6.2%
Switzerland	5.4%	4.0%	3.7%
France	3.9%	3.2%	2.6%
South Africa	1.1%	1.4%	1.5%
Spain	1.3%	1.2%	1.1%
Netherlands	0.0%	0.1%	0.0%
Other	4.6%	3.9%	3.9%

	100%	100%	100%

(1)
For absolute amounts on which these percentages are based please refer to the financial statements included elsewhere in this prospectus.

        Our revenues have increased by approximately 15% for the year ended December 31, 2006 compared to the same period in 2005 primarily due to an increase in product sales by a major customer to whom we had relatively low sales in 2005 as result of an inventory readjustment; an increase of end-market sales of pancreatin in certain countries; higher sales of a specialty formulation of potassium chloride by a new licensee and an increase in development fees that was primarily due to the favorable progress of co-development projects. For the year ended December 31, 2005 our revenues decreased approximately 11% as compared to the previous year for the reasons set forth in "—Results of Operations."

        Product Sales.    Product sales represent revenues from products manufactured in commercial quantities and sold by us to our collaborators, who in turn market and distribute the products. As our co-development and proprietary product candidates are commercialized, we expect product sales to increase. Specifically, we expect product sales to increase as we commercialize EUR-1008, if approved; however, this increase may be partially offset by an expected decrease in sales of the PEP we currently supply to Impax.

        Royalties.    In several cases, we receive royalty revenues from our collaborators equal to a percentage of their sales of the products utilizing our technology. Although product sales historically have accounted for most of our revenues, in the past few years we have entered into royalty arrangements with our collaboration partners for many of our new products. As a consequence, we expect royalty revenues to increase over the next few years as our collaborators start commercialization of these new products.

        Development Fees.    Development of a new pharmaceutical formulation includes the following stages:

  •
  feasibility and prototype development;

  •
  formulation optimization and preparation of pilot clinical samples;

  •
  scale-up, validation and preparation of clinical samples for regulatory and commercial purposes;

  •
  clinical trials; and

  •
  preparation of documents and regulatory filings.

        Our new pharmaceutical formulations are either co-developed with collaborators or internally developed. In both situations we are involved in all stages of the formulation development process and perform largely the same types of work although, in general, we only perform clinical trials of the products we develop internally. Clinical trials of co-developed products are typically performed by our collaboration partners. For internal projects, we fund all of the development costs with a view either to out-license the product once it is fully developed and has obtained the applicable regulatory approvals, or to market it directly.

        For co-development contracts, we receive development fees from our collaborators for the stages of development we perform. Most of our co-development agreements provide for us to perform feasibility studies and early-stage development activities whereby we receive an hourly service fee; however, certain of our co-development agreements include provisions for the receipt of milestone payments upon the achievement of certain development and/or regulatory goals including, but not limited to, successful completion of development phases, successful demonstration of bioequivalence, and acceptance and approval by the applicable regulatory agencies. Milestone payments are usually structured as lump sum payments, which are due if and when we reach certain mutually agreed-upon development milestones as set forth in the agreements. For the years ended December 31, 2004, 2005 and 2006, we recognized €2.1 million, €1.4 million and €2.2 million of revenue from milestone payments. In many cases, achievement of such milestone payments is based on factors that are out of our control, including, among other things, regulatory approval of the product. In addition, in many cases, decisions directly affecting the receipt of these payments are made in the sole discretion of our collaborator. We expect our development fees to increase over the next few years as a result of agreements into which we have recently entered.

        Due to the structure of our co-development agreements and the inherent difficulty in predicting progress on development plans, our development fees may fluctuate significantly from quarter to quarter. In addition, development fees will fluctuate depending on the number of co-development agreements we enter into in a given year or quarter.

    Expenses

        Cost of Goods Sold.    We generally manufacture all of the products we sell. An important component of our cost of goods sold is represented by the cost of materials, in particular active ingredients that we purchase from specialized vendors. Other significant components include utilities, depreciation of our fixed assets, and personnel costs used for manufacturing purposes, including stock-based compensation expenses.

        The cost of materials fluctuates in close relationship to the fluctuation of product sales, notably volumes. The majority of the other components of cost of goods sold is generally referred to as indirect costs or overhead and is more stable in nature. Therefore, when product sales increase or decrease rapidly, these indirect costs and overhead do not necessarily move in close relationship with product sales.

        Research and Development.    Research and development expenses are primarily incurred at our research and development facilities in developing and testing product candidates, for both co-development projects and internal product pipeline development. More specifically, research and development expenses include:

  •
  salaries and expenses for personnel, including stock-based compensation expenses;

  •
  costs of manufacturing clinical samples and related materials;

  •
  performance of preclinical studies and clinical trials for proprietary products;

  •
  fees paid to professional service providers, notably in conjunction with independent monitoring of our clinical trials and acquiring and evaluating results in conjunction with our clinical trials;

  •
  patent filing and maintenance costs; and

  •
  depreciation of our fixed assets used for development purposes.

        The majority of these costs, including fixed overhead costs, are allocated between co-development projects and projects we undertake on our own behalf, based on the number of hours worked on the projects by our personnel. Direct costs, such as clinical trials, are attributed to the projects to which they relate. On this basis, research and development costs have been divided in our financial statements as follows:

	Year ended December 31,
	2004	2005	2006
	(in thousands)
Research and development expenses attributable to development fees	€2,501	€3,807	€5,590
Other research and development expenses	14,024	10,706	10,697

Research and development expenses	€16,525	€14,513	€16,287

        The above figures are discussed in greater detail in "—Results of Operations."

        The underlying expenses incurred for co-development arrangements do not always correlate with the development fee revenues to which they relate, because the costs that contribute directly to development revenues may have been incurred in periods prior to those in which the related revenue is recognized. For example, milestone payments based on performance may relate to work performed in prior periods. In addition, all of our research and development efforts improve and expand our technology platforms with the result that the research and development activities related to our internal pipeline of product candidates benefit from the results of our co-development programs, and vice-versa. Accordingly, total research and development spending is important in understanding our development efforts.

        The cost of clinical trials may vary significantly over the life of a program as a result of many factors, including:

  •
  the number of sites included in the trials;

  •
  the length of time required to enroll patients;

  •
  the number of patients that participate in the trials;

  •
  the duration of patient follow-up called for by the trial protocol or that seems appropriate in light of the results; and

  •
  the efficacy and safety profile of the product candidate.

        We evaluated EUR-1008 in cystic fibrosis patients suffering from EPI in two Phase III clinical trials. Our pivotal Phase III trial was completed in November 2006 and evaluated EUR-1008 in patients over the age of seven. Our supportive Phase III clinical trial was completed in September 2006 and evaluated EUR-1008 in pediatric patients under the age of seven.

        We intend to continue to seek new development opportunities, both for our proprietary product pipeline and with collaboration partners. We expect that our research and development expenses will increase as we continue to invest in our product pipeline. Due to the uncertainties associated with clinical trials and the risks inherent in the development process, we are unable to determine the completion costs of the current or future clinical stages of our product candidates or when, or to what extent, we will generate revenue from the commercialization and sale of any of our product candidates. Development timelines, probability of success and development costs vary widely.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses consist primarily of salaries and other related costs for personnel of our management, sales, marketing, finance, accounting, information technology and human resource functions, including stock-based compensation expenses. Other costs primarily include depreciation and utilities not included in cost of goods sold or research and development expenses and professional fees for legal services, consulting services, accounting and market research services and telecommunications.

        We intend to market EUR-1008 ourselves in the United States through the creation or acquisition of a specialty sales and marketing organization. Initially, this specialty sales and marketing organization will target the approximately 115 Cystic Fibrosis Treatment Centers and selected gastroenterologists and pulmonologists. As our product pipeline advances to commercialization, we expect to build and leverage our sales infrastructure with these prescribers and prescribers in other niche therapeutics areas.

        We expect that our selling, general and administrative expenses will increase in the future due to costs associated with the creation or acquisition of a specialty sales and marketing organization, including increased payroll and expanded infrastructure, and with being a public company, including increased payroll and increased consulting, legal, accounting, insurance and investor relations costs. We expect selling costs will increase in the second half of 2007 in anticipation of the launch of EUR-1008, which we expect in 2008.

        Stock-based Compensation.    The table below shows the impact of stock option expenses on our statement of operations.

	Year ended December 31,
	2002	2003	2004	2005	2006
	(in thousands)
Included in the statement of operations as:
Cost of goods sold	€24	€4	—	—	€(5)
Research and development expenses	459	3	52	4	(36)
Selling, general and administrative expenses	346	29	1	46	(24)

Stock option expense	€829	€36	€53	€50	€(65)

        Stock options generally vest over four years and expire ten years from the date of grant, except certain options granted in 2000, which were subject to accelerated vesting. During 2006, stock option gain of €65 resulted from forfeitures of previously vested options, while there were no new stock option grants during the year.

        Other Operating Expenses.    Other operating expenses are operating expenses that are unusual in nature and occur occasionally. For example, during the year ended December 31, 2005, we incurred other operating expenses of €973,000 related to two potential acquisitions that were not consummated.

        Interest Income and Interest Expense.    Interest income consists primarily of interest income earned on our cash balances. Interest expense consists of interest on outstanding debt and the amortization of financing costs. As of December 31, 2006, our total debt was €63.2 million, of which €30.1 million represented loans from shareholders and €33.1 million represented debt owed to banks and financial institutions. We expect interest expense to decrease significantly after the offering because we intend to use a portion of the proceeds to repay substantially all of our debt and related interest.

    Income Taxes

        Income taxes consist of current corporate income taxes and deferred tax expense on our reported profits. We are resident and domiciled in The Netherlands, but the majority of our business activity is taxed in other jurisdictions, principally Italy and the United States, where the income is deemed to have originated. Tax benefits are recognized for loss-making subsidiaries where it is more likely than not that future taxable profits will be available to offset the existing net operating losses and deductible temporary differences.

        For the three years ended on December 31, 2004, our Italian subsidiaries had cumulative net losses, deriving primarily from restructuring costs, that created uncertainty over our ability to realize the tax benefits associated with these tax losses in future years. Accordingly, in the year ended December 31, 2004, we recorded a valuation allowance against deferred tax assets of approximately €6.4 million. In addition, we have never accrued tax benefits on losses from our U.S. operations, where we do not have a history of profitability. The total valuation allowance recognized against our deferred tax assets in our consolidated financial statements as of December 31, 2005, amounted to €16.8 million. These unrecognized deferred tax assets are available to reduce taxable income in the future years.

        Our Italian subsidiaries incur income tax expense in loss years as they are subject to IRAP, a regional tax for which interest expense and labor costs are not deductible. In the years ended December 31, 2004, 2005 and 2006, we incurred IRAP tax amounting to €771,000, €759,000 and €885,000, respectively.

Critical Accounting Policies

        Our operating and financial review and prospects of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported revenues and expenses during the reporting periods. We base our estimates on historical experience and on various financial conditions and results of operations and, if required, on the exercise of significant judgment and the use of estimates on the part of management in its application. Although we believe that our judgments and estimates are appropriate, actual results may differ from those estimates.

        We believe the following to be our critical accounting policies because they are both important to the presentation of our financial condition and results of operations and they require critical management judgment and estimates about matters that are uncertain:

  •
  revenue recognition;

  •
  research and development expenses;

  •
  stock-based compensation;

  •
  income taxes;

  •
  valuation of goodwill and intangible assets; and

  •
  derivatives and hedging instruments.

        If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operations for future periods could be materially affected.

    Revenue Recognition

        We recognize revenue in accordance with Staff Accounting Bulletin, or SAB, No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition. Our accounting policy for revenue recognition substantially impacts our reported results and relies on certain estimates that require difficult, subjective and complex judgments on the part of management. Changes in the conditions used to make these judgments can materially impact our results of operations. Management does not believe that the assumptions that underlie its estimates are reasonably likely to change in the future.

        Our revenue recognition criteria are explained in detail in the notes to our financial statements appearing elsewhere in this prospectus. What follows is a summary description of how we recognize our various revenue components.

  •
  Product sales are recognized when title transfers, which generally occurs on the date when we ship products to our customers. Our policy is not to accept returned goods without proof that the returned goods are defective and as a result, historically, the value of returned goods has not been material. Provisions for any returns and other adjustments related to sales are provided in the same period the related sales are recorded when historical rates of return indicate such a provision is necessary.

  •
  Royalties are based on reported sales of licensed products, and revenues are recognized based on contract terms when reported sales are reliably measurable and payment is reasonably assured.

  •
  Research and development agreements with collaboration partners may provide that development work is compensated at a non-refundable hourly rate for a projected number of hours, and revenue is then recognized at the hourly rate for the number of hours worked.

  •
  Research and development agreements with collaboration partners generally contain milestone payments based on performance; these payments are recognized when the performance criteria are met.

  •
  When milestone payments are paid in advance and are not subject to forfeiture, the revenues are deferred and subsequently recognized as income over the related development phase and in accordance with the contract terms.

        Up-front payments related to licensing agreements are deferred and recognized ratably over the life of the licensing agreement.

    Research and Development Expenses

        Research and development costs are expensed as incurred. Research and development expenses are of two types. First, research and development expenses attributable to co-development contracts for which we receive fees from collaborators. Second, research and development expenses attributable to projects undertaken to research and develop products and technologies on our own behalf. Research and development expenses consist of research-related direct costs and allocated overhead. Allocated overhead include facilities costs, salaries, other related personnel costs and patent costs. Direct costs include the cost of materials and costs related to clinical trials and pre-clinical studies. Expenses resulting from clinical trials are recorded when incurred based in part on estimates as to the status of the various trials. The two types of expenses are shown on separate lines in the statement of operations.

    Stock-based Compensation

        Prior to January 1, 2006, we followed the provisions of Accounting Principles Board Opinion No. 25, or (APB 25), to account for stock options awarded to employees. Under APB 25, compensation expense, if any, is measured as the difference between the fair value of the underlying shares and the exercise price on the measurement date, which typically is the date of grant for options awarded by us. Our option grants typically are subject to time-based vesting. Any compensation expense is recognized over the applicable vesting period.

        The disclosure-only provisions of FASB Statement No. 123, or SFAS 123, were followed through December 31, 2005. Under SFAS 123, we were required to determine the fair value of stock options awarded to employees on the grant date using an option pricing model. The fair value, along with its hypothetical impact on net income, has been disclosed in the financial statement footnotes. SFAS 123 permits nonpublic companies to determine the fair value of employee stock options using the "minimum value" method. The minimum value method is an option pricing model similar to the Black-Scholes option valuation model but with the assumption of zero volatility in future stock price. The assumptions used in determining the fair value of options awarded through December 31, 2005 are described in the financial statement footnotes.

        Effective January 1, 2006, we adopted FASB Statement No. 123R, or SFAS 123R, which requires us to account for the grant date fair value of our employee stock options. SFAS 123R has been adopted prospectively, meaning that options awarded prior to January 1, 2006 will continue to be accounted for using APB 25 as described above. Options awarded on or after January 1, 2006 are being accounted for under the provisions of SFAS 123R. Our determination of the fair value of share-based payment awards on the grant date using an option valuation model will require the input of highly subjective assumptions, including expected price volatility, exercise patterns (which may be influenced by staff resignations among other considerations) and expected term.

        In regards to the calculation of expected term, we plan to utilize the "simplified" method for "plain vanilla" options as discussed in Staff Accounting Bulletin 107, or SAB 107, as we believe we will meet the conditions necessary to apply the simplified method. We currently intend to utilize the simplified method until more detailed information about exercise behavior becomes available.

        For the calculation of expected volatility, because we will be a newly public company and therefore will not yet possess company-specific historical and implied volatility information, we will base our estimate of expected volatility on the historical volatility of similar entities whose share prices are publicly available. We intend to continue to consistently apply this process using such similar entities until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified entities are no longer similar to us. In this latter case, more suitable similar entities, whose share prices are publicly available, would be utilized in the calculation.

        In order to value our stock options, we must estimate the fair value of the underlying shares. Given the absence of an active market for our ordinary shares, for stock option grants made in prior periods we contemporaneously performed an internal valuation of the fair value of the underlying shares on the date of grant. We believe that historical and projected revenues and earnings provide a reliable and relevant measure to determine the fair value of the Company as a whole, which is then used to compute the per share fair value. Accordingly, we use price/earnings multiples of comparable companies applied to projected earnings in order to derive an estimate of the Company's equity value. Such estimate is then validated by a discounted cash flow valuation. We believe that these quantitative data points provide a solid foundation for estimating the fair value of the Company's equity. However, we also consider several qualitative factors, including:

  •
  the lack of liquidity of the shares (to the extent the shares are illiquid, we believe they would be less valuable than shares of a comparable company that is publicly traded);

  •
  the state of our technology and clinical programs;

  •
  our stage of development and business strategy;

  •
  the status of our efforts to build our management team;

  •
  the likelihood of achieving a liquidity event for the ordinary shares, such as an initial public offering or sale of our company, given prevailing market conditions (we believe, as a general rule, if the market is favorable the P/E multiple will be greater, resulting in a higher valuation of the Company's equity); and

  •
  the state of the new issue market for specialty pharmaceutical companies (more favorable market conditions generally equate to a higher valuation).

        In October 2005, we granted 605,000 stock options to senior management and certain other employees at an exercise price equal to the estimated fair market value of the underlying shares of €5.00 per share. In addition to the methodology and factors discussed in the preceding paragraph, in estimating the value of the underlying shares we also considered the value attributed to our shares in connection with a potential acquisition earlier that year as well as the operating results of the 22 months up to the date of grant.

    Income Taxes

        Income taxes are provided for separately for each jurisdiction in which we operate in accordance with the applicable local laws. This process requires estimates and judgment to evaluate certain tax liabilities and determine the recoverability of certain deferred tax assets. Deferred tax assets and liabilities arise when the tax and financial statement recognition of revenue and expense occur in different accounting periods. Deferred tax assets and liabilities could also be affected by changes in tax laws and rates in the future.

        We establish a valuation allowance to reduce deferred tax assets to the extent that evidence indicates it is more likely than not that the deferred tax assets will not be realized in future periods. All available positive and negative evidence is considered in evaluating the ability to recover deferred tax assets, including past operating results, the existence of cumulative losses in recent years and the forecast of future taxable income. Assumptions used to estimate future taxable income include the amount of future state, federal and international pretax operating income and the reversal of temporary differences. These assumptions are consistent with our plans and estimates used to manage our business; however, such assumptions require significant judgment about the forecasts of future taxable income.

        Valuation allowances are maintained until it is judged more likely than not that the deferred tax assets will be realized. The release of valuation allowances is credited to income tax benefit (expense) in the statement of operations of the period in which the release occurs.

    Valuation of Goodwill and Other Intangible Assets

        Goodwill and other intangible assets constitute a substantial portion of our total assets. As of December 31, 2006, intangible assets represented approximately 30% of our total assets, with goodwill alone representing approximately 26% of our total assets.

        Goodwill arising on acquisitions represents the excess of the purchase price over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed. We carry out an annual impairment review of goodwill unless events occur that trigger the need for an earlier impairment review. During 2006, 2005 and 2004, we performed the required impairment test of goodwill and determined that there was no impairment. We test goodwill for impairment by comparing the present value of the future cash flows expected from the business to the carrying value. Since we operate in a single business segment, the present value of our cash flows from operations as a whole (excluding debt), discounted at rates consistent with similar enterprises, is compared to our carrying value. To perform the impairment analysis, management makes key assumptions regarding future cash flows used to measure the fair value of the entity. These assumptions include discount rates, our future earnings and, if needed, the fair value of our assets and liabilities.

        Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our business is impaired. Goodwill is tested for impairment at the reporting unit level in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, which, for us, is one reporting unit.

        In testing goodwill for impairment, management has applied a discount rate based on our estimated weighted average cost-of-capital to the estimated cash flows. Our cash flow model uses a three-year forecast with a terminal value. The factors used in evaluating goodwill for impairment are subject to change and are tracked against historical results by management. Changes in the key assumptions by management can change the results of testing. Any resulting impairment could affect our financial condition and results of operations.

        Other intangible assets include purchased patents, licenses and exclusive supply rights. These assets are carried at cost and amortized on a straight-line basis over the estimated useful lives of ten to 15 years; however, in no case are the useful lives in excess of their legal or contractual period. We assess the impairment of definite-lived intangible assets, whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Our analysis includes, but is not limited to, the following key factors and assumptions:

  •
  feedback from actual and potential collaboration partners on the value they attach to a technology or patent;

  •
  preparation of sales forecasts by product;

  •
  internal factors, such as the current focus of our business development staff in its search for new development contracts;

  •
  projections of technological viability over the estimated useful life of the intangible asset;

  •
  review of period-to-period actual revenues and profitability by product; and

  •
  a discount rate based on our estimated weighted average cost-of-capital.

        When we determine that there is an indicator that the carrying value of definite-lived intangible assets may not be recoverable based on undiscounted future cash flows, we measure impairment based on estimates of discounted future cash flow. These estimates include the assumptions described for goodwill above. If actual cash flows differ from those projected by management, or if there is a change in any of these key assumptions, additional write-offs may be required. Management does not believe that its key assumptions are reasonably likely to change in the future.

    Derivatives and Hedging Instruments

        We use derivatives and hedging instruments for two purposes:

  •
  to fix the interest payments on floating rate long-term debt to a fixed rate by using interest rate swaps; and

  •
  to hedge receivables and payables denominated in foreign currency against exchange rate fluctuations by using forward exchange contracts.

        All derivatives are recognized on the balance sheet at fair value. If derivatives and hedging instruments meet the standards for hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, then gains and losses arising from changes in the fair value of the hedging instrument are recorded in other comprehensive income. Only to the extent that hedging instruments are ineffective or do not meet the standards for hedge accounting of SFAS 133 are gains and losses recorded in the results of operations. In general, interest rate swaps meet the hedge accounting criteria whereas forward exchange contracts do not. Gains and losses from forward exchange contracts are included in foreign exchange gains (losses) in the statement of operations.

Recent Accounting Developments

        We review new accounting pronouncements and assess the likely outcome of adoption. A summary of our recent assessments is given below. For further details refer to Note 2 in the accompanying financial statements.

  •
  We are continuing our work to adopt the FASB's Interpretation No. 48, Accounting for Uncertainty in Income Taxes, An Interpretation of FAS 109, Accounting for Income Taxes (FIN 48), on January 1, 2007. We have not determined the effect, if any, that the adoption of FIN 48 will have on our financial position and results of operations.

  •
  We have not yet completed our assessment of SFAS 157, Fair Value Measurements, which we would be required to implement no later than January 1, 2008.

  •
  We have not yet completed our assessment of SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. SFAS No. 159 permits an entity, at specified election dates, to choose to measure certain financial instruments and other items as fair value. We have not concluded whether any such elections will be made.

Results of Operations

    Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

        This table shows how 2006 revenues changed compared to 2005.

	Year Ended December 31,
	2006	2005	Increase (decrease) compared to previous period
	(euros in thousands, except percentages)
Revenues:
Product sales	€69,771	€63,139	€6,632	11%
Royalties	3,896	3,730	166	4%
Development fees	9,182	5,386	3,796	70%

Revenues	€82,849	€72,255	€10,594	15%

        Revenues.    Our revenues were €82.8 million for the year ended December 31, 2006 compared to €72.3 million for the same period in 2005, representing an increase of €10.6 million or approximately 15%. This increase included a positive foreign exchange effect on revenues of less than 1%.

        Product sales were €69.8 million for the year ended December 31, 2006 compared to €63.1 million for the same period in 2005, representing an increase of €6.6 million or approximately 11%. Royalties were €3.9 million for the year ended December 31, 2006 compared to €3.7 million for the same period in 2005, representing an increase of €166,000 or approximately 4%. Development fees were €9.2 million for the year ended December 31, 2006 compared to €5.4 million for the same period in 2005, representing an increase of €3.8 million or approximately 70%.

        The increase in product sales was primarily due to two products. Our sales of pancreatin, a pancreatic enzyme product, or PEP, which is our largest product in terms of revenues, increased for two reasons. First, end-market sales rose in certain countries, and as a consequence our customers purchased more products from us. Second, a large pancreatin customer resumed purchasing volumes consistent with their end-market sales after an inventory adjustment in 2005 due to excessive purchases in 2004. In addition, sales of a special formulation of potassium chloride, a product used for hypokalemia, increased in 2006 compared to 2005 as a consequence of higher end-market sales by a new licensee. Product sales of all other products did not change significantly in total compared to 2005, since increases and decreases of certain products offset each other.

        The increase in royalty income was due to higher sales to existing customers. The increase in development fees was primarily due to the favorable progress of co-development projects, which are funded by our collaborators stage by stage.

        Cost of Goods Sold.    Cost of goods sold was €47.6 million for the year ended December 31, 2006 compared to €44.2 million for the same period in 2005, representing an increase of €3.4 million or approximately 8%. This increase was primarily due to an increase in sales volumes. However, this increase was less than the 11% increase of product sales primarily due to:

  •
  increased sales volumes of products such as pancreatin, which have lower costs of goods sold relative to other products; and

  •
  higher capacity utilization and consequently lower absorption of overhead per unit of production.

        Research and Development Expenses.    Research and development expenses were €16.3 million for the year ended December 31, 2006 compared to €14.5 million for the same period in 2005, representing an increase of €1.8 million or approximately 12%. This increase was primarily due to research and development expenses attributable to development fees, which increased because of the greater use of personnel and other resources for co-development contracts.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses were €14.8 million for the year ended December 31, 2006 compared to €11.5 million for the same period in 2005, representing an increase of €3.3 million or approximately 28%. This increase was primarily due to:

  •
  higher accrual for management and personnel bonuses in the year ended December 31, 2006, compared to the same period in 2005;

  •
  costs associated with preparing to become a public company, including costs related to the Sarbanes-Oxley Act; and

  •
  higher legal costs, primarily related to our claim against UCB and its affiliates.

        Other Operating Income and Expenses.    During the year ended December 31, 2006, we recorded a gain of approximately €354,000 on disposals of property, plant and equipment. During the year ended December 31, 2005, we recorded an unusual charge of approximately €973,000 related to two potential acquisitions that were not consummated. These acquisition costs were external costs, such as legal advisory, market research consultancy and due diligence fees, that would not have been incurred had the acquisitions not been attempted.

        Interest Expense.    Net interest expense was €7.3 million for the year ended December 31, 2006 compared to €7.2 million for the same period in 2005, representing an increase of approximately €47,000 or approximately 1%.

        Taxes.    For the year ended December 31, 2006, we recorded income taxes of €1.6 million on a pre-tax loss of €3.4 million. Our tax expenses do not correlate directly with our profits and losses before tax because we are subject to certain local income taxes in Italy for which labor and financial costs are non-deductible, and we were not able to recognize the benefits of tax loss carryforwards in operating subsidiaries that operated at a loss in the period. In the year ended December 31, 2005, we recorded income taxes of approximately €1.1 million on a pre-tax loss of €7.2 million for the same reasons.

    Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

        The following table shows how 2005 revenues changed compared to 2004.

	Year Ended December 31,
	2005	2004	Increase (decrease) compared to previous year
	(euros in thousands, except percentages)
Revenues:
Product sales	€63,139	€74,561	€(11,422)	(15)%
Royalties	3,730	3,472	258	7%
Development fees	5,386	3,214	2,172	68%

Revenues	€72,255	€81,247	€(8,992)	(11)%

        Revenues.    Our revenues were €72.3 million for the year ended December 31, 2005 compared to €81.2 million for the same period in 2004, representing a decrease of €9.0 million or approximately 11%. This decrease included a positive foreign exchange effect on 2005 revenues of less than 0.5%.

        Product sales were €63.1 million for the year ended December 31, 2005 compared to €74.6 million for the same period in 2004, representing a decrease of €11.4 million or approximately 15%. Royalties were €3.7 million for the year ended December 31, 2005 compared to €3.5 million for the same period in 2004, representing an increase of approximately €258,000 or approximately 7%. Development fees were €5.4 million for the year ended December 31, 2005 compared to €3.2 million for the same period in 2004, representing an increase of €2.2 million or approximately 68%.

        Product sales of pancreatin, our largest product in terms of revenue, decreased €6.3 million in 2005 compared to 2004. This decrease was primarily due to excessive purchases by a large customer during 2004 and a subsequent reduction of inventory levels during 2005. Moreover, sales of pancreatin to certain European customers decreased approximately €2.8 million. The balance of the 2005 shortfall of total product sales compared to 2004 was primarily due to lower sales of pseudoephedrine, which became a controlled substance in the United States, and of acetaminophen, which was affected by large shipments requested by a major customer in late 2004, causing a slowdown of shipments in early 2005.

        The €2.2 million increase in development fees was primarily due to the increased number of co-development contracts that were signed in late 2004 and carried over to 2005 and to the continuation of a positive deal flow during 2005.

        Cost of Goods Sold.    Cost of goods sold was €44.2 million for the year ended December 31, 2005 compared to €49.0 million for the same period in 2004, representing a decrease of €4.8 million or approximately 10%. This decrease was primarily due to a decrease in sales volumes. However, this decrease was less than the 15% decrease of product sales primarily due to:

  •
  decreased sales of pancreatin, which had lower costs of goods sold relative to other products; and

  •
  lower overhead absorption, due to an overall reduction of manufacturing volumes compared to 2004 levels.

        Research and Development Expenses.    Research and development expenses were €14.5 million for the year ended December 31, 2005 compared to €16.5 million for the same period in 2004, representing a decrease of €2.0 million or approximately 12%. This decrease was due to a reorganization of research activities in Italy and the reduction of research and development personnel related to the subsequent closure of a specialized facility at the end of 2004. The increased number of co-development contracts, mentioned above, and the related increase in workload led to a reallocation of resources to such projects from internal projects in 2005 compared to 2004.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses were €11.5 million for the year ended December 31, 2005 compared to €12.9 million for the same period in 2004, representing a decrease of €1.4 million or approximately 11%. This decrease was primarily due to cost reduction initiatives implemented by management in 2005.

        Other Operating Expenses.    In 2005, we recorded an unusual charge of approximately €973,000 related to two potential acquisitions that were not consummated. In 2004, we recorded an unusual charge of €6.9 million. Of this amount, €6.3 million was related to the reorganization of our research activities in Italy and the subsequent closure of a specialized facility at the end of 2004.

        Interest Expense.    Net interest expense was €7.2 million for the year ended December 31, 2005 compared to €6.8 million for the same period in 2004, representing an increase of approximately €367,000 or approximately 5%. This increase was primarily due to compounding of interest on shareholders' debt at an annual rate of 8%.

        Taxes.    In 2005, we recorded income taxes of €1.1 million despite a pre-tax loss of €7.2 million. We were not able to recognize the benefits of tax loss carryforwards in operating subsidiaries that operated at a loss during the period. We are also subject to certain local income taxes in Italy for which labor and financial costs are non-deductible. In 2004, we recorded an income tax expense of €5.1 million on a pre-tax loss of €12.0 million because our Italian subsidiary recorded the costs of the closure of a specialized facility and associated assets impairments. We considered the resulting loss in Italy to be large compared to the cumulative profits of the subsidiary in recent years. This placed sufficient doubt on the future recoverability of certain deferred tax assets and, as a consequence, we reserved for deferred tax assets in Italy.

Financial Condition, Liquidity and Capital Resources

        Historically, we have financed our business primarily through revenues from product sales, royalties and development fees, and debt financings. As of December 31, 2006, we had €5.8 million in cash and cash equivalents. Total debt was €63.2 million, of which €30.1 million was loans from shareholders denominated in euro, and the balance of €33.1 million was debt with banks and financial institutions mostly denominated in U.S. dollars. In addition, we had available €8.7 million of short-term lines of credit from our banks, and a €3.0 million line of credit from our major shareholders, including Warburg Pincus, none of which were utilized.

        As of December 31, 2005, we had €3.4 million in cash and cash equivalents. Total debt was €95.5 million, of which €49.2 million was loans from shareholders denominated in euro, and the balance of €46.3 million was debt with banks and financial institutions mostly denominated in U.S. dollars. We had a total of €10.8 million of short-term lines of credit, of which €7.7 million were not utilized.

        As of December 31, 2004, we had €3.6 million in cash and cash equivalents. Total debt was €86.7 million, of which €45.5 million was loans from shareholders denominated in euro, and the balance of €41.2 million was debt with banks and financial institutions mostly denominated in U.S. dollars. We had a total of €6.3 million of short-term lines of credit, of which €3.3 million were not utilized. In March 2005 we agreed to cancel a further revolving line of credit of €5.0 million, and for this reason the amount was not included in the lines of credit at December 31, 2004.

        We have incurred significant net losses since our formation in 1999, when we were established as a company independent of American Home Products, now Wyeth. As of December 31, 2006, we had an accumulated deficit of €45.3 million. Our net losses were approximately €17.1 million, €8.3 million and €5.0 million in 2004, 2005 and 2006, respectively. Our historical losses have resulted principally from costs incurred in connection with servicing our outstanding debt. In addition, we have and expect to continue making investments in our research and development programs. Our selling, general and administrative expenses have been and will continue to be a significant component of our cost structure. We expect to incur increased expenses for at least the next two years as we continue our research activities, conduct development of or seek regulatory approvals for our product candidates, and establish or acquire a specialty sales and marketing organization in the United States to launch our lead proprietary product candidate, EUR-1008, if approved. We expect that associated expenses will precede any revenues generated by the increased spending.

        Long-term debt payable to shareholders consists of unsecured notes. These notes carry cumulative interest at a fixed rate of 8% per annum. The principal and interest are repayable in a single installment in December 2010. The €30.1 million outstanding as of December 31, 2006 includes accrued interest. We expect to use €30.1 million of the net proceeds of this offering to repay the remaining portion of these long-term notes payable to shareholders.

        On November 30, 2006, Warburg Pincus converted €23.0 million of debt outstanding under our 8.0% unsecured notes payable to shareholders into Series C preference shares. Contemporaneously with this offering, all of our outstanding Series C preference shares will convert into 1,745,866 ordinary shares based on the assumed initial public offering price of €13.64 (or $18.00) per share, the midpoint of the range set forth on the cover page of this prospectus and an assumed initial public offering date of May 8, 2007. The number of ordinary shares issuable upon conversion of the Series C preference shares will increase by approximately 375 shares per day if the initial public offering date is after the assumed initial public offering date of May 8, 2007.

        Debt payable to banks is primarily represented by a dollar-denominated long-term loan agreed to in August 2003. As of December 31, 2006, this loan had a residual outstanding amount, net of financing fees, of $40.7 million (€30.9 million at the end-of-period rate of exchange). We are required to make payments semi-annually with a final lump sum payment of the remainder due at maturity. Interest rates are fixed at 5.87% on amounts due through December 2009 and at 6.73% on amounts due in 2010. Interest rates are defined by contract with reference to the London Inter-Bank Offered Rate, or LIBOR, which may vary over time, but 100% of our interest payments on this debt have been hedged at the above rates through long-term interest rate swap contracts in accordance with our policy on derivatives and hedging activities.

        This loan agreement stipulates that the Company must adhere to certain financial covenants on a quarterly basis, which include maintaining appropriate levels of: senior debt to annualized earnings before interest, taxes, depreciation and amortization ("EBITDA"); minimum annualized EBITDA to annualized senior interest; cash flow before finance costs to debt service; and capital expenditures (all as defined in the agreement).

        In December 2006, we renegotiated the covenants through December 2007. We cannot assure you that we will be able to comply with our covenants in the future. If we cannot comply with our covenants, the lender under our credit facility has the right to accelerate all of our debt outstanding under the credit facility. In such event, we cannot assure you that we could pay our debt under the credit facility or refinance it on commercially reasonable terms. We expect to use €31.2 million of the net proceeds of this offering to repay our debt under this credit facility.

        In addition, in September 2005, the Company entered into an unsecured loan agreement with an Italian bank and borrowed €2.0 million repayable in installments from December 2006 to December 2010.

        Funded debt consists of borrowings payable over a period of longer than one year. As of December 31, 2006, our funded debt consisted of the following:

	As of December 31, 2006
	Current portion	Long-term portion	Total outstanding
	(in thousands)
8% euro-denominated loans from shareholders due 2010	—	€30,105	€30,105
5.87% U.S. dollar-denominated credit facility	€6,683	12,463	19,146
6.73% U.S. dollar-denominated credit facility	—	12,038	12,038
Euribor + 1.75% euro denominated loan due 2010	500	1,375	1,875

Total	€7,183	€55,981	€63,164

Accrued interest	18	18	18

Deferred financing fees	(134)	(125)	(259)

Total	€7,067	€55,856	€62,923

        The table below explains the expected mandatory repayments of debt as of December 31, 2006 for each of the years ended December 31, 2007 through 2011 and thereafter.

	As of December 31,
	2007	2008	2009	2010 (1)	2011	Thereafter	Total debt
	(euros, in thousands)
Aggregate debt maturities	7,183	8,081	11,401	36,499	—	—	63,164

(1)
Amounts due in 2010 reflect €30.1 million of outstanding loan obligations payable to shareholders as of December 31, 2006. We intend to use €30.1 million of the net proceeds of this offering to repay in full the shareholder loan obligations.

        Net Cash Provided by Operating Activities.    Net cash provided by operating activities during the year ended December 31, 2006 and 2005 was €13.3 million and €2.9 million, respectively. Cash flow from operating activities improved in the year ended December 31, 2006 because our operating profit improved without an increase in working capital. Working capital did not increase because of advance payments of development fees by certain customers and because a large portion of taxes on increased profits is deferred.

        Net cash provided by operating activities during the year ended December 31, 2005 and 2004 was €2.9 million and €5.9 million, respectively. Cash flow from operating activities worsened in 2005 mainly because of the reorganization of our research activities in Italy and closure of a specialized facility at the end of 2004 which resulted in cash disbursement in 2005.

        Net Cash Used in Investing Activities.    Net cash used in investing activities for the year ended December 31, 2006 and 2005 was approximately €1.4 million and €2.5 million, respectively. New capital expenditures totalled €2.7 million in the year ended December 31, 2006, but this cash outflow was largely offset by €1.3 million from disposal of property plant and equipment. Capital expenditures are related to the renewal of machinery and equipment in our manufacturing and research and development facilities. In future years we intend to expand our facilities in line with the growth of our business.

        Net cash used in investing activities for the year ended December 31, 2005 and 2004 was €2.5 million and €7.8 million, respectively. Cash used in investing activities was lower in 2005 compared to 2004 partly because of reduced expenditures related to the renewal of machinery and equipment in our manufacturing and research and development facilities. Moreover in 2004 we spent €3.3 million to acquire a long-term exclusive manufacturing and supply arrangement from another pharmaceutical company, while in 2005 spending on purchase of intangible assets was approximately €210,000.

        Net Cash Used in Financing Activities.    Net cash used in financing activities for the year ended December 31, 2006 was €9.4 million. Cash provided by operations, net of cash used for investing activities, was used to repay debt, resulting in all of our short-term borrowings under lines of credit being repaid. As of December 31, 2006 no lines of credit were utilized. Net cash used in financing activities for the year ended December 31, 2005 was €746,000.

        Net cash used in financing activities for the year ended December 31, 2005 and 2004 was approximately €746,000 and €2.2 million, respectively. Cash provided by operations for the year ended December 31, 2005, net of cash used for investing activities, was used to repay installments due on existing long-term debt agreements, net of additional financing from a new €2.0 million unsecured loan agreement repayable over 5 years.

        We expect that the net proceeds of this offering, together with our available funds, will be sufficient to meet our currently anticipated needs for working capital and capital expenditures. Our future capital needs will depend on the extent to which we identify and ultimately consummate potential new acquisitions. Thus, any projections of future cash needs and cash flows are subject to substantial uncertainty and our future capital requirements will depend on many factors, including:

  •
  the results of our preclinical studies and clinical trials for our earlier-stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

  •
  the costs, timing and outcome of regulatory review of EUR-1008 and any of our other product candidates that progress to clinical trials;

  •
  the costs of establishing or acquiring specialty sales, marketing and distribution capabilities, if EUR-1008 is approved;

  •
  the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending other intellectual property-related claims;

  •
  the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships;

  •
  the costs of financing unanticipated working capital requirements and responding to competitive pressures;

  •
  the failure to obtain regulatory approval or achieve commercial success of our lead product candidate, EUR-1008;

  •
  the success in establishing new co-development contracts with collaborators; and

  •
  the success of our collaboration partners in selling products utilizing our technologies.

Off-Balance Sheet Arrangements

        As of December 31, 2006, we did not have any off-balance sheet arrangements.

Contractual Commitments

        The following table summarizes our financial commitments as of December 31, 2006:

	Cash Payments due by Period (1)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Bank debt obligations	€36,052	€8,558	€20,987	€6,507	—
Shareholder loan obligations (2)	35,094	—	—	35,094	—
Operating lease obligations	676	385	228	63	—
Other	511	511	—	—	—

Total contractual obligations	€72,333	€9,454	€21,215	€41,664	—

(1)
The table above does not include certain commitments to Kyowa Hakko that are contingent on events in which the timing is uncertain. In December 2002, we entered into an agreement with Kyowa Hakko under which we have a worldwide license to practice under patents related to the AdvaTab® technology. The license is exclusive subject to Kyowa Hakko's reservation of certain rights, including, but not limited to, rights to maintain certain licensing arrangements with companies registered in Japan for development and sale of certain products; the use of the technology in products marketed by or under the name of Kyowa Hakko or certain of its affiliates; Kyowa Hakko's and its affiliates' rights to have their licensees and sublicensees use the technology for products proprietary to Kyowa Hakko; and the right of Kyowa Hakko's and its affiliates' sublicensees to use the technology on in-licensed products for development of Kyowa Hakko's proprietary products. The license agreement provides for potential milestone payments in an aggregate amount of up to $1,250,000, an amount of which was paid upon signing the license agreement, and amounts of which have been paid or will be payable upon the occurrence of certain events. In addition, we must make certain other payments as well as pay a calculated royalty.

(2)
The €35.1 million of shareholder loan obligations due in three to five years reflects a prospective balance, which includes past and future interest. We intend to use €30.1 million of the net proceeds of this offering to repay in full the shareholder loan obligations.

Quantitative and Qualitative Disclosures about Market Risk

    Exchange Rate Risk

        Our European operations use the euro as the functional currency, and our U.S. operations use the U.S. dollar as the functional currency. We express our consolidated financial statements in euros because we generate approximately 50% of our revenues and associated expenses in euros while the balance is denominated in U.S. dollars. Our European operations transact business in euros primarily with European customers, with the notable exception of Axcan, our largest customer, and our U.S. operations transact business in U.S. dollars primarily with U.S. customers. We recognize, as a separate component of shareholders' equity, the cumulative effect of foreign currency translations, which to date is principally due to translation of the results of our U.S. operations from dollars to euros.

        A hypothetical 10% appreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have decreased our pre-tax earnings by approximately €731,000 and €305,000 for the years ended December 31, 2006 and 2005, respectively. Conversely, a hypothetical 10% depreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have increased our pre-tax earnings by approximately €598,000 and €336,000 for the years ended 2006 and 2005, respectively.

        Since 2000, we have continued to consistently implement currency hedging strategies to minimize foreign exchange gain and losses in our statement of operations due to exchange rate fluctuation exposure. As a result of this strategy, our net foreign exchange losses or gains have not exceeded €350,000 in any single year during the 2002 to 2006 period.

    Interest Rate Risk

        Interest payments on our long-term debt are either based on fixed interest rates or, if based on floating rates, are hedged through interest swap contracts. Therefore, our interest payments are effectively fixed, and are generally not affected by fluctuations in base interest rates.

    Impact of Inflation

        We do not believe that inflation has had a material effect on our business, results of operations or financial condition for any of the periods discussed or that inflation will affect us to a different extent than it affects the general economy.

BUSINESS

Business Overview

        We are a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on our proprietary drug formulation technologies. We utilize these technologies to develop novel products that we believe will have advantages over existing products or will address unmet medical needs. Two Phase III clinical trials have been completed for our lead product candidate, EUR-1008, for the treatment of exocrine pancreatic insufficiency, or EPI. If approved by the U.S. Food and Drug Administration, or FDA, we expect to launch EUR-1008 in 2008. In addition to EUR-1008 we are also developing a number of other products both for our collaboration partners and our proprietary portfolio. Currently, the most advanced of our pipeline products include three co-development products and one proprietary product candidate.

        We are an established business with manufacturing and research facilities in the United States, Italy and France. We were formed in 1999 when affiliates of Warburg Pincus LLC and Gearóid Faherty, our Chief Executive Officer, acquired the drug delivery business of American Home Products Corporation, now Wyeth. In 2006, we had approximately $109 million (or €83 million) in revenues, primarily from sales of products developed and manufactured by us using our formulation technologies that our licensees commercialize. Our licensees market over 40 different products using our technologies in many of the world's largest pharmaceutical markets. These products generated $92 million (or €70 million) in product sales for us in 2006. The remainder of our revenues consisted of royalties and development fees. We have successfully applied our technologies to drug products in a diverse range of therapeutic areas, including cardiovascular, gastrointestinal, pain, nutrition and respiratory.

        Our lead product candidate, EUR-1008, is a new porcine-derived proprietary enzyme replacement product for the treatment of malnutrition associated with EPI. EPI is a deficiency of digestive enzymes normally produced and secreted by the pancreas. EPI can result from a number of diseases, including cystic fibrosis and chronic pancreatitis, and, if left untreated, causes malnutrition, which can lead to impaired growth, impaired immune response and shortened life expectancy.

        EPI is treated by porcine-derived PEPs, which have been used by patients for over 70 years. According to IMS, PEPs generated approximately $720 million in worldwide sales in 2005. EUR-1008 is a novel formulation of a porcine-derived PEP, which contains eight key digestive enzymes, as well as a number of cofactors and coenzymes that we believe are necessary for the proper digestion of food. The enzyme profile of EUR-1008 closely mimics that of normal human pancreatic secretions. We believe this similarity has led to the long clinical use of porcine-derived pancreatic enzyme extracts in treating EPI. PEPs have been utilized since before the enactment of the FDCA in 1938, and consequently none of the currently available products are marketed under NDAs approved by the FDA. In April 2004, the FDA mandated that all manufacturers of EPI drug products file a NDA and receive approval for their products by April 2008 or be subject to regulatory action.

        PEPs are inherently unstable and thus, to compensate for enzyme degradation over time, all manufacturers currently include an overfill of enzymes in the finished product. As a result, patients receive PEPs with variable and uncertain levels of potency, resulting in an inconsistent therapeutic effect. In April 2006, the FDA issued 'Guidance for Industry' addressing, among other matters, the elimination of overfill, the nature of clinical trials to be conducted to obtain FDA approval for a NDA, the formulation requirements for the product and the need for manufacturers to provide viral inactivation results and full characterization of the enzymes in the product. Because of the complex nature of these products, we believe that some of the companies currently marketing PEPs in the United States may not be able to satisfy the FDA's NDA requirements by April 2008. We believe this will present EUR-1008, if approved, with a significant market opportunity. See "Risk Factors—Risks Related to Our Lead Product Candidate—EUR-1008."

        We have designed EUR-1008 to meet the FDA requirements for PEPs. We evaluated EUR-1008 in cystic fibrosis patients suffering from EPI in two Phase III clinical trials. Our pivotal Phase III clinical trial, completed in November 2006, evaluated EUR-1008 in patients aged seven or older. Our supportive Phase III trial, completed in September 2006, evaluated EUR-1008 in patients under the age of seven. We received audited results for both trials in January 2007 and the trials successfully met all their respective defined endpoints. EUR-1008 received a fast track designation from the FDA in January 2007. We have requested permission from the FDA to file our NDA as a rolling submission, and we expect to commence such rolling submission in the second quarter of 2007. See "—Our Lead Product Candidate-EUR-1008—Fast Track Designation." Based on publicly available materials, our industry knowledge and the fact that we are not aware of any PEP manufacturer that has filed a NDA for a PEP under the recently published FDA guidance, we believe EUR-1008, if approved, will be one of the first PEPs to be FDA-approved under the recently published FDA guidelines. We have recently filed three patent applications that include claims intended to provide market exclusivity for certain commercial aspects of EUR-1008, including the formulation, the methods of making, the methods of using and the commercial packaging of the product. We plan to commercialize EUR-1008 in the United States ourselves by establishing a specialty sales and marketing organization that will target the approximately 115 Cystic Fibrosis Treatment Centers and selected gastroenterologists and pulmonologists. We propose to market EUR-1008 under the name "Zentase™".

        In addition to EUR-1008, we are also developing a pipeline of products both for our collaboration partners and for our proprietary portfolio.

        Currently, the most advanced of our co-development products include:

  •
  EUR-1047, two orally disintegrating formulations of Benadryl, a leading over-the-counter allergy medication, developed with McNeil;

  •
  EUR-1002, a sustained release formulation of cyclobenzaprine, a muscle relaxant, that will be marketed by ECR and for which the FDA approved a NDA in February 2007; and

  •
  EUR-1000, a generic to Inderal LA, which is a sustained release formulation of propranolol for the treatment of hypertension and migraines, developed with Reliant Pharmaceuticals.

        We expect ECR to launch EUR-1002 in 2007.

        In addition to EUR-1008, the most advanced of our proprietary product candidates is EUR-1025, a once-per-day oral formulation of ondansetron, an anti-emetic prescribed to prevent nausea and vomiting in cancer patients undergoing chemotherapy or radiotherapy. We also have several other co-development and proprietary products that are in various earlier stages of research and development.

        We have a broad and validated portfolio of proprietary drug formulation technologies, including four primary technology platforms and nine distinct technologies. Of our four primary technology platforms, three are validated and being utilized in currently marketed products. We utilize these technologies to develop and expand our own internal pipeline of product candidates and to secure additional co-development agreements with pharmaceutical and biopharmaceutical companies. These technologies can be used to improve the efficacy and safety of pharmaceuticals and biopharmaceuticals and to develop enhanced formulations that are more convenient for patients, leading to improved patient compliance. Our four primary technology platforms include:

  •
  Customized release technologies to reduce daily dosing requirements and time the release of drugs in the body either to increase efficacy or to reduce side effects;

  •
  Dosage form technologies to increase patient compliance through more convenient dosage forms such as orally disintegrating tablets and taste-masked drugs;

  •
  Bioavailability enhancement technology to improve drug absorption, resulting in dose reduction and improved onset of action; and

  •
  Drug conjugation technology to extend drug half-life and to target specific organs or other biological targets such as tumors.

Our Strategy

        Our objective is to be a leader in the development, manufacturing and commercialization of innovative specialty pharmaceutical and biopharmaceutical products. The primary components of our strategy include the following:

  •
  Establish a U.S. specialty sales and marketing organization for EUR-1008. We plan to establish a specialty sales and marketing organization to market our lead product candidate, EUR-1008, in the United States. This sales force will target the approximately 115 Cystic Fibrosis Treatment Centers and selected gastroenterologists and pulmonologists. We believe this focused sales force will be able to effectively market EUR-1008 to this relatively narrow group of prescribers. As our product pipeline advances to commercialization, we expect to build and leverage our sales infrastructure with these prescribers and prescribers in other niche therapeutics areas.

  •
  Continue to build and develop our product pipeline. Through the application of our proprietary technologies, development expertise and research infrastructure, we intend to continue to develop and expand our product pipeline. We expect to continue to identify many product development opportunities since we believe a large number of marketed and development-stage pharmaceuticals have less than optimal safety and efficacy profiles. For example, through the application of our formulation technologies and development and manufacturing expertise, we believe EUR-1008 will overcome a number of the challenges facing current EPI therapeutics and satisfy the requirements of the FDA for such products.

  •
  Enter into additional collaboration partnerships. We intend to continue to seek collaboration partnerships with other pharmaceutical and biopharmaceutical companies. These relationships provide us with a diversified revenue stream and facilitate expansion of our product pipeline and potential for future revenue growth. For example, we have entered into co-development agreements with ECR, Reliant and McNeil to develop and manufacture formulations of some of their products. We believe we are an attractive collaborator for larger pharmaceutical companies due to our broad portfolio of proprietary technologies, our development track record and our multinational infrastructure and manufacturing capabilities.

  •
  Acquire additional businesses, products and technologies. In the past, we have been successful in identifying, acquiring and integrating businesses and technologies based upon our regulatory, manufacturing and development expertise. Examples of our past successes include the acquisition of Pharmatec in 2000; the acquisition of certain assets from Polytech, a drug formulation company specializing in polymer-based drug conjugation, in 2002; and, the execution of an agreement with Kyowa Hakko under which we have a worldwide license to patents related to AdvaTab® technology, where the license is exclusive subject to Kyowa Hakko's reservation of certain rights. We intend to continue pursuing assets that would further our research and development capabilities, expand our product pipeline and accelerate the creation of our specialty sales and marketing organization.

Our Lead Product Candidate—EUR-1008

        Our lead product candidate, EUR-1008, is a new porcine-derived proprietary enzyme replacement product for the treatment of malnutrition associated with EPI. We evaluated EUR-1008 in two Phase III trials in the United States to support the approval of the product for the treatment of EPI in the United States and Europe. EUR-1008 received a fast track designation from the FDA in January 2007. We have requested permission from the FDA to file our NDA as a rolling submission, and we intend to commence such rolling submission under the FDA's 505(b)(2) procedure during the second quarter of 2007. See "—Fast Track Designation."

        Patients with EPI are currently treated with enzyme supplement products known as PEPs. The PEPs available on the market today generated approximately $720 million in worldwide sales during 2005. None of the currently marketed PEPs have been approved by the FDA in the United States. The FDA has announced that it will require all PEPs available on the market after April 2008 to receive approval for a NDA. We are not aware of any alternative treatments for EPI.

    Exocrine Pancreatic Insufficiency Overview and Market Opportunity

        EPI is caused by a deficiency of digestive enzymes normally produced and secreted by the pancreas into the digestive track. These enzymes primarily consist of lipases for fat digestion, proteases for protein digestion and amylases for starch digestion. A normally functioning human pancreas secretes eight key enzymes required for the effective and efficient digestion and absorption of food. Scientific evidence indicates that, in addition to these eight key digestive enzymes, several coenzymes and cofactors are also required for absorption of essential nutrients. Porcine-derived PEPs are practically identical in composition to human pancreatic secretions and contain all of the key enzymes, coenzymes and cofactors necessary for proper digestion. If the pancreas is not able to produce and secrete sufficient amounts of these enzymes, food cannot be digested and the appropriate levels of nutrients cannot be absorbed into the bloodstream. Maldigestion and malabsorption associated with pancreatic insufficiency causes malnutrition, which can lead to impaired growth, impaired immune response and shortened life expectancy.

        EPI results from various diseases such as cystic fibrosis, chronic pancreatitis, pancreatic cancer, cytomegalovirus infection and HIV/AIDS. In addition, EPI can result from surgical procedures, including open gastric bypass, extensive small bowel resection and pancreatectomy. The primary users of PEPs are patients with cystic fibrosis and chronic pancreatitis.

        Cystic Fibrosis.    Cystic fibrosis is a life-threatening genetic disease that, because of a defective gene, causes the body to produce a faulty protein that leads to abnormally thick, sticky mucus that clogs the lungs and obstructs the pancreas. When cystic fibrosis affects the pancreas, as it does in the majority of cystic fibrosis patients, the body does not absorb sufficient nutrients to grow and thrive. Cystic fibrosis is one of the most prevalent genetic diseases among caucasians in the United States. The disease affects an estimated 30,000 adults and children in the United States and 100,000 patients worldwide, an estimated 85% to 90% of whom suffer from pancreatic insufficiency.

        Chronic Pancreatitis.    Chronic pancreatitis is a slow, clinically silent disease that gradually destroys the pancreas and is most often caused by excessive alcohol consumption, but may also result from other conditions such as hyperlipidemia, hyperparathyroidism, injuries or obstructions. Because chronic pancreatitis is not necessarily characterized by inflammation or pain, it often goes undiagnosed and therefore its exact prevalence is unknown. Based on survey data reported in Medscape General Medicine, we believe chronic pancreatitis results in more than 500,000 physician visits per year in the United States. See "Risk Factors—Risks Related to Our Lead Product Candidate—EUR-1008—Even though we have completed two Phase III clinical trials in respect of EUR-1008, and assuming we obtain regulatory approval for EUR-1008, a competitor might obtain approval for a competing product that can be marketed to a broader patient population. This would put us at a competitive disadvantage."

    FDA Guidelines to Improve Existing Pancreatic Enzyme Products

        PEPs have been available in the United States as prescription and over-the-counter products for the treatment of EPI since before the enactment of the FDCA in 1938. With the exception of a single PEP approved in 1996, which is no longer being commercialized, PEPs have been marketed in the United States without NDAs.

        In April 2004, the FDA published a statement in the Federal Register mandating that manufacturers of EPI drug products file a NDA and receive approval for their products by April 2008 or be subject to regulatory action. Pancreatic enzyme products are inherently unstable products and, to compensate for enzyme degradation over time, all manufacturers currently include an overfill of enzymes in the finished product. As a result, patients receive PEPs with variable and uncertain levels of potency, resulting in an inconsistent therapeutic effect. In April 2006, the FDA issued 'Guidance for Industry' on the requirements for PEPs and the nature of clinical trials to be conducted. Some of the primary requirements include:

  •
  Overfill. The finished product should be formulated to 100% of the label-claimed lipase activity to eliminate drug overfill.

  •
  Viral inactivation. The manufacturing process should be validated for its ability to remove and/or inactivate viral agents.

  •
  Drug characterization. The drug substance should be adequately characterized using appropriate chemical, physical and biological testing.

  •
  Drug product specifications. Specifications for the drug product should include tests for identifying and measuring biological activity of different classes of enzymes.

  •
  Stability. Due to the inherent instability observed in currently available PEPs, stability results are required to support the recommended shelf life of the product.

        The FDA has also stated that developers of generic PEPs will be unable to utilize the ANDA process to receive approval of generic PEPs. For a product to be approved pursuant to an ANDA, the proposed drug must be shown to be bioequivalent to an approved reference drug. Because of the complexity of PEPs, it is unlikely that currently available physiochemical and biological analytical tools would be able to demonstrate that the active ingredients in PEPs from two different manufactures are the same. Therefore, the FDA has concluded that

PEPs currently are not likely to be appropriate for ANDAs. Consequently, we believe it is unlikely that EUR-1008 will face generic competition in the near term.

    Advantages of EUR-1008

        EUR-1008 is a new porcine-derived proprietary enzyme replacement product that has been designed to satisfy the FDA's guidelines for PEPs. EUR-1008 is a highly stable formulation containing eight key enzymes and a number of coenzymes and cofactors and is biologically similar to endogenous human pancreatic secretions. While these enzymes are susceptible to degradation due to the acidic environment of the stomach, EUR-1008 is specifically designed to protect against this degradation and to be released immediately upon entry to the duodenum where it is effective. We believe that due to its novel formulation EUR-1008 will have a number of advantages over the current therapies, including:

  •
  Zero overfill. EUR-1008 is formulated to 100% of the label-claimed lipase enzyme activity, which leads to the following patient benefits:

  •
  More consistent and reliable dosing. The elimination of the need to overfill will allow treating physicians to know the exact amount of enzymes each patient is taking, thus reducing the possibility of therapeutic failures and/or overdosage; and

  •
  Reduced pill burden. EUR-1008's stability leads to more consistent therapeutic outcomes and therefore reduced pill burden for patients.

  •
  Multiple dosage strengths. Due to the variability in dosing requirements, patients with EPI require multiple dosage strengths to be treated adequately. We have developed four different dosage strengths to facilitate dose titration.

  •
  Elimination of concurrent PPI dosing. PEPs are often dosed with proton pump inhibitors, or PPIs, to protect the PEPs from destruction by stomach acids. Based on the efficacy results from our clinical trials, we believe that EUR-1008 does not require the concurrent administration of PPIs to achieve efficacy, further reducing a patient's pill burden and medication costs.

  •
  Pediatric formulation. We have developed and tested in clinical trials a specific low-dose formulation of EUR-1008 for children under seven. This product contains very small particles which can be sprinkled on food to facilitate administration to these children.

        We also believe that EUR-1008 will offer the following advantages over potential, non-porcine, microbial or synthetic enzyme products that are currently in various stages of clinical development with other companies:

  •
  Safety. Crystallized enzymes are produced from microbial sources using fermentation and purification processes, and have traditionally been used for industrial purposes in products such as laundry and dishwashing detergents. We believe the long-term safety profile of these industrial enzymes in humans has not been fully demonstrated, whereas porcine-derived PEPs, such as EUR-1008, have over 70 years of clinical history.

  •
  Efficacy. We believe that any synthetic formulation of an enzyme supplement will be limited to only a few of the key enzymes necessary for the digestive process, whereas EUR-1008 contains the eight key enzymes, as well as a complement of coenzymes and cofactors, that we believe are essential for proper digestion and absorption of food.

  •
  Manufacturing. A number of the microbial or synthetic enzyme products currently in development have not been scaled to satisfy commercial levels of production. In addition, we believe these products are likely to be expensive to manufacture and will have difficulty competing against porcine-derived PEPs that we believe are more efficacious and cost-effective.

        For many years, we have been one of the largest manufacturers and suppliers of currently marketed PEPs in the United States. We believe our years of experience in PEP development and manufacturing represents a competitive advantage over existing and potential manufacturers of these products.

        Based on publicly available materials, our industry knowledge and the fact that we are not aware of any PEP manufacturer that has filed a NDA for a PEP under the recently published FDA guidance, we believe EUR-1008, if approved, will be one of the first PEPs to be FDA-approved under the recently published FDA guidelines. Because of the complex nature of these products, we believe that some of the companies currently marketing PEPs in the United States may not be able to satisfy the FDA's requirements for NDAs by April 2008. We believe this will present EUR-1008 with a significant market opportunity.

    Overview of Our Completed Pivotal and Supportive Phase III Clinical Trials

        We evaluated EUR-1008 in cystic fibrosis patients suffering from EPI in two Phase III clinical trials conducted in the United States. We designed these Phase III trials for EUR-1008 in collaboration with the Therapeutic Development Network of the Cystic Fibrosis Foundation. In addition, we had numerous conversations and received input from the FDA regarding the trial design, number of patients and primary endpoints of our Phase III trials for EUR-1008. Because of the extensive use of the currently marketed PEPs, the FDA has waived the need for long-term toxicology and pharmacology studies, and therefore no such additional studies are required.

        Our pivotal Phase III clinical trial, evaluating patients aged seven or older in 14 Cystic Fibrosis Treatment Centers in the United States, was completed in November 2006. This trial was a multicenter, double-blind, placebo-controlled crossover trial completed in 31 patients with EPI and cystic fibrosis. The study design involved a screening period, a dose titration and stabilization period, a randomized treatment period where patients were given either a placebo or EUR-1008, an open label normalization period, a crossover treatment period, and finally a second open label normalization period. The starting dose was 1,000 lipase units per kilogram of body weight per meal, titrated by the treating physicians to a total dose less than or equal to 10,000 lipase units per kilogram of body weight per day. Patients were administered combinations of 5,000, 10,000, 15,000, or 20,000 lipase units per capsule. The primary endpoint of this trial was to compare the coefficient of fat absorption following oral administration of EUR-1008 versus placebo in patients with EPI. The coefficient of fat absorption, or CFA, was based on stool collections obtained in a hospital environment and under controlled diet. The trial's secondary objectives were to compare changes in the coefficient of nitrogen absorption, or CNA, cholesterol, fat-soluble vitamins, weight, body mass index and symptoms of EPI after the oral administration of EUR-1008 versus placebo. The safety of the product in this patient population was also assessed.

        Patients receiving EUR-1008 in our pivotal Phase III clinical trial showed a statistically significant increase in the coefficient of fat absorption and the coefficient of nitrogen absorption as compared to patients who received a placebo, thus meeting the trial's primary and secondary endpoints. Moreover, EUR-1008 increased CFA and CNA to levels close to those seen in normal subjects, irrespective of the levels of CFA and CNA observed in these same patients while receiving placebo treatment. We believe this suggests that EUR-1008 is capable of providing the level of enzyme supplementation required by patients with different levels of EPI.

        Patients receiving EUR-1008 also had better consistency of stools with no diarrhea and less frequent stools per day and demonstrated less bloating, flatulence, pain and evidence of fat in stools as compared to patients who received a placebo. In addition, safety and quality of life results indicate that EUR-1008 was well-tolerated with no serious drug related adverse effects observed, and only two serious non drug related adverse effects observed. No patient discontinued the trial for drug related reasons.

        A clinical trial result is statistically significant if it is unlikely to have occurred by chance. The statistical significance of clinical trial results is determined by a widely used statistical method that establishes the p-value of the results. Under this method, a p-value of 0.05 or less represents statistical significance. If a p-value is above 0.05, the result is not statistically significant.

Measurement	EUR-1008	Placebo	p-value
Coefficient of Fat Absorption (CFA)	88.3%	62.8%	<0.001
Coefficient of Nitrogen Absorption (CNA)	87.2%	65.7%	<0.001
Stools per day	1.77	2.66	<0.001

        Our supportive Phase III clinical trial, evaluating patients under the age of seven, was completed in September 2006. This Phase III trial was a multicenter, open-label trial in 19 patients with EPI and cystic fibrosis, and was conducted in 11 Cystic Fibrosis Treatment Centers in the United States. We believe this was the first trial of this size conducted in young children and infants with EPI evaluating a pancreatic replacement therapy. The supportive Phase III clinical trial was open label primarily because of the risks associated with conducting clinical trials with very young children with cystic fibrosis that would require the child to forego treatment in order to administer placebo. Similarly, we did not use CFA as an endpoint because of the risks to very young children involved in a 72 hour stool collection in a hospital environment. Patients were administered 5,000 lipase units per capsule, sprinkled on food. The study design involved a seven-day dose-stabilization period followed by a seven-day treatment period, and patients were evaluated at the beginning and end of a stabilization period and at the end of the treatment period. The primary endpoint of this trial was the percentage of "responders," defined as those patients without the presence of excess fat in stools, or steatorrhea, and without signs and symptoms of malabsorption after one and two weeks of treatment. Secondary efficacy endpoints include weight change, nutritional status, stool frequency and consistency, and incidences of bloating, pain and flatulence, along with the physician's and parent's or legal guardian's judgment of improvement of clinical symptoms. The safety of the product in this patient population was also assessed.

        The percentage of responders to EUR-1008 in our supportive Phase III clinical trial was consistent over the treatment periods, thus meeting the trial's primary endpoint. EUR-1008 also achieved a consistent result with respect to fecal fat absorption, effect on body weight, stool consistency and frequency, bloating, flatulence and pain in patients. In addition, patients had no blood and reduced fat in their stools and realized a statistically significant increase in the levels of fat-soluble vitamin K. Physicians and caregivers reported either stable or improved patient condition while on EUR-1008. EUR-1008 was well-tolerated with adverse events consistent with those seen in cystic fibrosis patients.

Measurement	Screening	End of Stabilization	End of Treatment
% of responders	52.6%	68.4%	57.9%
Fecal Fat Absorption	24.8%	27.0%	27.3%
Body weight	16.60 kg	16.75 kg	16.63 kg
Stools per day	1.82	1.64	1.45

        Based on the results from our completed Phase III clinical trials, we believe cystic fibrosis patients with EPI had a clinically meaningful response to EUR-1008. We believe the studies demonstrate that EUR-1008 produced a clinically relevant increase in the absorption of fat, protein and other nutrients, which is maintained over time. In addition, we believe the trials indicated that EUR-1008 improves some signs and symptoms of malabsorption associated with EPI and is safe and well tolerated in this patient population. The results of these clinical trials will form the basis of our NDA.

    Fast Track Designation

        EUR-1008 received a fast track designation by the FDA in January 2007. The Food and Drug Administration Modernization Act of 1997, or the Modernization Act, establishes a statutory program for relatively streamlined development and evaluation of "fast track" products, which are defined under the Modernization Act as new drugs or biologics intended for the treatment of a serious or life-threatening condition that demonstrates the potential to address unmet medical needs for this condition. A fast track designation may assist in earlier coordination between a company and the FDA, which can sometimes result in an expedited review process. However, a fast track designation does not necessarily lead to a priority review or accelerated approval (as defined by the FDA) and the designation does not necessarily improve the chances for the eventual approval of the product candidate. In addition, FDA may withdraw the fast track designation if, among other conditions, at some point during the development process the designation is no longer supported by emerging data, if other evidence demonstrates that the fast track product is not safe or effective under the conditions or use, or if the sponsor disseminates false or misleading promotional materials with respect to the product.

        Subject to review of our protocol by the FDA we expect to commence in the summer of 2007 a bioavailability study required for the submission of our NDA for EUR-1008. We expect the bioavailability study to take approximately six months to complete and to include 12 subjects. Assuming we commence the study in the summer of 2007, we would expect results from the study to be available in December 2007 or early in 2008. We have requested permission from the FDA to file a NDA for EUR-1008 as a rolling submission. We intend to commence such rolling submission during the second quarter of 2007. If our request for a rolling submission is denied by the FDA, we would be required to include the results of the bioavailability study at the time of initial submission of our NDA and, therefore, we would expect to make the initial submission of our NDA for EUR-1008 after the results of the bioavailability study are available.

    Commercialization of EUR-1008

        According to IMS, PEPs generated sales of approximately $200 million in the United States in 2005. The market is comprised of branded and unbranded PEPs with branded PEP prescriptions accounting for 39% of total PEP prescriptions and 75% of the market value. We intend to commercialize EUR-1008 ourselves in the United States through a specialty sales and marketing organization. We expect this specialty sales and marketing organization to initially comprise 30 sales representatives and up to ten support staff in marketing and medical affairs. We expect the specialty sales and marketing organization will target approximately 115 Cystic Fibrosis Treatment Centers and selected gastroenterologists and pulmonologists. Responsibilities of the marketing organization will include developing educational initiatives, establishing relationships with thought leaders in the EPI field, handling contracts with hospitals and managed care organizations, and responding to market requests from payors, healthcare providers and patients. We propose to market EUR-1008 under the name "Zentase™".

        Our Phase III clinical trials for EUR-1008 were conducted in 17 Cystic Fibrosis Treatment Centers. Due to our clinical trial experience in many of the Cystic Fibrosis Treatment Centers and our relationships with many of the directors of these treatment centers, we believe we will be able to market EUR-1008 effectively to leading Cystic Fibrosis Treatment Centers.

        While it is our intention to market EUR-1008 in the United States ourselves, we currently expect to out-license commercial rights to EUR-1008 in Europe and Japan, by the end of 2008. Although we believe the market opportunity in these territories is significant, due to the complexity of the market in Europe and the need for a local presence in Japan we currently believe we will be more successful by working with companies that have existing commercial capabilities in these territories.

Established Business

        We were formed in 1999 when affiliates of Warburg Pincus LLC and Gearóid Faherty, our Chief Executive Officer, acquired the drug delivery business of American Home Products Corporation, now Wyeth. Since our formation, we have established an integrated specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on our proprietary drug formulation technologies. We develop new pharmaceutical formulations either with collaborators or internally, and our formulations, if approved, are commercialized by our collaboration partners or licensees.

        We currently generate revenues from product sales, royalties on products our collaborators sell and development fees related to our co-development work. Product sales represent revenues from products developed and manufactured and sold by us in commercial quantities to our collaborators, who in turn market and distribute the products. Other than two single sourced materials, the raw materials for products developed and manufactured by us are readily available from several sources throughout the world. We also receive royalty revenues from our collaborators equal to a percentage of their sales of the products utilizing our technology.

        For co-development projects, we receive development fees from our collaborators for the stages of development we perform. We generally earn development fees as compensation for our development activities and related costs and milestone payments as additional consideration in case of success. Since January 2005, we have entered into 18 co-development agreements with various collaborators and continue to negotiate additional co-development agreements. In general, our co-development agreements are collaborations in which we are formulating a product to suit our collaborator's specific needs utilizing our proprietary technologies and know-how. As such, our co-development agreements govern a wide range of arrangements from determining the feasibility of using a particular drug with a particular technology to contract services to formulate and supply a product. We believe we are not substantially dependent on any one of them individually. We have completed work on some of these co-development agreements, and, based on past experience, it is likely that a number of our co-development agreements will not progress to the commercialization stage. The cash flow generated by our marketing and development collaborations provides us with financial resources to fund internally our development and commercialization programs and maintain our research and manufacturing capabilities. Since 2000, we have invested over $80 million in our property, plant and equipment.

        We have successfully applied our technologies to drug products in a diverse range of therapeutic areas, including gastrointestinal, cardiovascular, pain, nutrition and respiratory, which represented 31%, 27%, 15%, 15% and 6% of our 2006 product sales, respectively. Our ability to meet the drug optimization goals of our collaborators coupled with our broad technology platforms and research infrastructure has allowed us to attract many of the leading pharmaceutical and biotechnology companies as collaboration partners and licensees, including Eisai, GlaxoSmithKline, Novartis, McNeil and sanofi-aventis. Since 2001, four of our drugs, KCL20mEq, Innopran XL, Metadate CD and Amrix, have been approved by the FDA. Our licensees market over 40 different products using our technologies in many of the world's largest pharmaceutical markets, including:

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  Customized release. Innopran XL, Nitorol R and Ultrase.

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  Dosage form. Children's Tylenol, Cibalginadue and Rulide.

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  Bioavailability enhancement. Nimedex.

        Our largest product, in terms of revenue, is pancreatin, a PEP which we developed and manufacture and supply to licensees in both the United States and Europe. For the years ended 2004, 2005 and 2006, revenues attributable to pancreatin accounted for 32%, 27% and 28% of our revenues, respectively. For the year ended December 31, 2006, approximately 83% of our pancreatin revenues were generated in the United States. We are the exclusive supplier to Axcan for coated pancreatin, i.e. pancreatin that has been coated to protect the enzymes from degradation resulting from acids in the stomach, in the United States and revenues generated from this relationship for the years ended December 31, 2004, 2005 and 2006 accounted for 17%, 17% and 18%, respectively. We have developed, manufactured and supplied products to Axcan since 1991. Under our current licensing and supply agreement, entered into in 2000, in addition to receiving manufacturing fees, we are also entitled to receive royalties based on a percentage of Axcan's annual net sales of the finished pancreatin product. On March 23, 2007, we and Axcan executed an amendment, which, among other things, expanded the agreement to additional countries, allowed for the provision of alternative dosage strengths and addressed certain regulatory requirements not originally contemplated. The agreement, as amended, expires in 2015 and is subject to a two-year automatic renewal.

        Multinational Operations.    We have research, development and manufacturing facilities in the United States, Italy and France that position us well to supply the global pharmaceutical market. As a global company we generate revenues in Europe, North America, Asia, South America and Africa. In 2006, based on the country in which the recipient of the product or service is resident, Europe and North America accounted for approximately 50% and 41%, respectively, of our revenues. For more information on the geographic breakdown of our revenues, see Note 20 of our 2006 consolidated financial statements, included elsewhere in this document.

Other Pipeline Opportunities

        In addition to EUR-1008, we are currently developing a pipeline of products both with our collaboration partners and for our proprietary portfolio.

    Co-Development Products

        The most advanced products in our co-development portfolio include EUR-1047, EUR-1002 and EUR-1000.

        EUR-1047.    EUR-1047, developed using our Microcaps® and AdvaTab® technologies, comprises two orally disintegrating tablet formulations of Benadryl, a leading over-the-counter allergy medication sold by McNeil in the United States. In 2005, we entered into a development agreement with Warner-Lambert Company LLC, which agreement was subsequently assigned to McNeil, to develop two taste-masked orally disintegrating tablet formulations of the Benadryl product line for children. The agreement contemplates certain development activities, including prototype formulation, manufacturing scale-up and stability testing, for which we will receive an hourly service fee. The agreement also contemplates entering into an exclusive license and supply agreement with McNeil prior to commercialization of the product.

        EUR-1002.    EUR-1002, developed with ECR using our Diffucaps® technology, comprises two sustained release formulations of Amrix, or cyclobenzaprine hydrochloride, for use as an adjunct to rest and physical therapy for relief of muscle spasm associated with acute, painful musculoskeletal conditions. In 2000, we entered into a development, license and contract manufacturing agreement with ECR to develop a once a day extended release formulation of cyclobenzaprine, and in 2003, we signed an addendum to that agreement to develop an additional formulation. Under the agreement, we performed feasibility studies, formulation optimization and scale-up, provided clinical supply and validated the manufacturing process. Furthermore, pursuant to the agreement, ECR is obligated to purchase from us and, subject to certain exceptions, we are obligated to supply ECR with, ECR's total requirements of the product for the United States, Canada and Mexico, and ECR must provide us with certain forecasts and firm orders prior to the desired date of shipment. We may, however, elect to terminate our obligation to supply the product to ECR, in certain circumstances, in the event that annual net sales of the product are less than specified amounts; provided, however, that in such event, we continue to manufacture and supply the product to ECR for a period of two years thereafter. In the event of such termination, if ECR manufactures the product (or has it manufactured), we would be entitled to receive royalties on ECR's net sales of the product for so long as ECR sells the product. Pursuant to the agreement, ECR is responsible for regulatory filings and is granted an exclusive license to sell the product in the United States, Canada and Mexico. In addition to development payments and manufacturing fees, we are entitled to receive royalties based on a percentage of ECR's net sales of the product. The agreement provides for a term of 12 years following the date ECR begins selling the product in the United States and is subject to a two-year automatic renewal. ECR submitted a NDA through the FDA's 505(b)(2) procedure and received approval of the NDA in February 2007. We expect ECR to launch EUR-1002 in 2007.

        EUR-1000.    EUR-1000 was designed to be an AB rated generic product to Inderal LA, a long-acting formulation of propranolol that is indicated for the treatment of hypertension and migraines. In the United States, an AB rating allows a pharmacist to substitute a generic for a brand without physician approval. In 2005, Inderal LA generated approximately $215 million in sales. The Orange Book listings for Inderal LA indicate that the patents related to this product have expired. We have a development, license and supply agreement with Reliant Pharmaceuticals to develop EUR-1000. Under the agreement, signed in 2000, we performed feasibility studies, formulation optimization and scale-up, provided clinical supply and validated the manufacturing process. Furthermore, pursuant to the agreement, Reliant is obligated to purchase from us, and we are obligated to supply Reliant with, Reliant's total requirements of the product. Reliant conducted clinical trials to determine bioequivalence and is responsible for regulatory filings and distribution and sales of the product. In addition to development and manufacturing fees, we are entitled to receive royalties based on a percentage of Reliant's net sales of the product. In addition, Reliant is obligated to pay us certain minimum annual royalty payments, which, if not maintained, allow us to enter into a development, license or supply agreement with any third party for the product.

        In addition to these examples of late stage co-development products, we have a number of earlier stage co-development products.

    Proprietary Product Candidate

        EUR-1025.    EUR-1025 is a once-a-day oral formulation of ondansetron, an anti-emetic, or agent to prevent nausea and vomiting, sold under the brand name Zofran® by GSK. For the 12 months ended June 30, 2006, Zofran®, which is currently administered two, three and four times per day, had worldwide sales of approximately $2.0 billion, approximately half of which were for the oral dosage form. Ondansetron is a compound that is soluble only in the acid pH of the stomach and, therefore, is not absorbed further down the gastrointestinal tract. As a result, traditional drug formulation technologies that rely on delaying or sustaining drug release are not effective. Therefore, a once-a-day formulation has not been brought to market. We have combined a controlled release technology with a solubility enhancement technology to create a formulation that has both immediate and sustained release components. We have conducted a clinical study in which 12 patients received three formulation candidates and a marketed reference formulation over four treatment periods, and we believe we have identified a formulation that achieves this very challenging pharmacokinetic aim. We expect to continue clinical testing to confirm the formulation in 2007.

        We anticipate marketing EUR-1025 as a single dose per day product, and this dosing frequency will distinguish it from generic tablets offered as multiple doses per day formulations. Given the nature and size of this market, we intend to out-license commercial rights to EUR-1025 to a third party. We anticipate that we or a third party, if any, will submit a registration dossier through the FDA's 505(b)(2) procedure in the second half of 2009. There are U.S. patents publicly identified as associated with Zofran in the Orange Book listing. We anticipate conducting a freedom to operate analysis prior to commercial launch of our product.

    Earlier Stage Product Candidates

        In addition to our advanced development pipeline, we have several co-development and proprietary product candidates that are in earlier stages of research and development. We expect to continue to expand our product pipeline through the application of our proprietary technologies to our own and our collaborators' product ideas.

Product Development Technologies

        We have a broad and validated portfolio of proprietary drug formulation technologies, providing us with the opportunity to develop innovative products for our internal product pipeline and the flexibility to offer our collaborators a variety of solutions for their drug formulation objectives. In addition to oral drug formulation technologies, we have a proprietary polymer conjugation technology, which is a technology that chemically links existing therapeutic agents to polymers, that allows us to develop new therapeutic molecules, or new chemical entities, or NCEs. In total, we have four technology platforms with nine distinct technologies that we apply to meet a range of challenging drug formulation objectives, including technologies that:

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  accelerate onset of action and symptom relief;

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  reduce dosing frequency;

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  create convenient, patient-friendly dosage forms such as taste-masked orally disintegrating tablets and suspensions;

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  customize pharmacokinetic profiles through timed drug release to improve therapy;

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  enhance bioavailability, or absorption by the body, leading to lower doses of drugs; and

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  improve therapeutic effect through gastro-protection.

        We believe we are able to improve the therapeutic efficacy and safety profile of drugs and enhance patient compliance through the application of our drug formulation technologies. We have the ability to manufacture commercial-scale quantities of products utilizing our drug formulation technologies.

    Customized Release

        Our customized release platform has four separate technologies: Diffucaps®, Diffutab®, Eurand Minitabs® and Orbexa®. These technologies can be selected on the basis of the desired pharmacokinetic profile, the nature of the drug substance and the market requirements for the finished dosage form. These technologies can be used to provide a sustained release of the drug to reduce daily dosing requirements, or to release at selected sites in the gastrointestinal tract or at selected times after ingestion to potentially improve therapeutic benefits or the safety profile. Alternatively, the drug can be set to release at a time of day when patients are most at risk from the acute disease effects, such as the early morning for cardiovascular disease.

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  Diffucaps technology consists of multiparticulate systems in which customized release profiles are achieved by layering polymer membranes onto drug-containing cores. The type and thickness of these membranes control the speed and location at which the drug exits the core because the membranes are sensitive to pH and dissolve at different rates. By incorporating beads of differing drug release profiles into hard gelatin capsules, customized release profiles can be achieved. This technology has the potential to exhibit less variability than a controlled-release tablet, which typically has only a single drug release characteristic. Diffucap dosage units can contain one or more drugs, and one or more drug release profiles can be incorporated into a single dosage unit. In comparison to tablets, multiparticulates generally exhibit decreased food effects and decreased variability between patients.

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  Diffutab technology consists of a blend of waxes and polymers that control drug release through diffusion and erosion. Diffutab is an effective means of creating sustained release, once-a-day formulations of high-dosage products.

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  Eurand Minitabs are very small, cylindrical tablets. These tablets can contain materials that are able to form gels in water-based environments, and the rate of drug release is modified by its need to exit the gel layer. The tablets can also be coated with polymer membranes that are sensitive to pH or take time to dissolve, allowing the site or the time at which the drug is released in the body to be controlled. These tablets possess the advantages of multiparticulates in that they can be filled into hard-shell gelatin capsules. As a result, combination products can be developed to allow for two or more release profiles within a single capsule. Eurand Minitabs are able to contain a high level of drug in comparison to the total weight of the finished dosage form, and drug release rates can be fine-tuned.

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  Orbexa technology consists of a process whereby a concentrated formulation of a drug is extruded as a ribbon through a fine nozzle, cut and then shaped, a process called spheronisation, to produce beads suited to formulation as sustained or controlled release multiparticulates. This process allows a high concentration of a drug to be present in the beads, and speed and simplicity make the technology suited for use with sensitive materials such as proteins.

    Dosage Form

        Our dosage form technologies create convenient, patient-friendly dosage forms, such as orally disintegrating tablet formulations, liquid suspensions and sprinkles. We are able to apply our Microcaps taste-masking technology to all these dosage forms.

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  Microcaps taste-masking. The ability to mask the bitter or irritant characteristics of many drugs with flavors and sugars is limited, and coating of the drug is generally required to achieve maximum taste-masking effectiveness. Our Microcaps technology deposits a polymer layer around the drug particles to form a complete and continuous barrier. Fluid-bed layering techniques, in which a solution of the polymer is sprayed onto particles that are "fluidized" by blowing air through a bed of drug particles, are typically unable to match this level of coating integrity and hence performance.

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  Orally disintegrating tablets. We have two commercialized orally disintegrating tablet technologies, AdvaTab®, through our license with Kyowa Hakko, and our internally developed Ziplets™. We are able to combine either of these dosage forms with our particle-coating technologies for taste-masking, gastro-protection and controlled release. Our technologies allow us to produce pleasant-tasting tablets that dissolve in the mouth in seconds. We are able to manufacture this easy-to-administer dosage form using standard tableting and packaging equipment, thus eliminating the need for expensive specialty packaging.

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  Liquitard liquid suspensions. Oral administration of certain dosage forms, such as medium- to large-sized capsules and tablets, can be problematic for patients having difficulties swallowing, such as pediatric and geriatric populations, or patients with severe clinical conditions. Using our Liquitard technology, we can incorporate both our taste-masking and controlled-release technologies into permanent or temporary suspensions.

    Bioavailability Enhancement

        Biorise technology enhances solubility and absorption of insoluble drugs by creating stable nanocrystalline and amorphous drug forms that can be produced as capsules or tablets. The result is that the onset of therapeutic action is faster, lower amounts of a drug can be used for equivalent efficacy, and promising molecules that could not ordinarily be drug candidates due to low absorption can now enter a development pipeline. Biorise does not modify the chemical structure of the drug compound and, as a result, we do not expect to be required to repeat initial clinical trials and toxicity studies for products using Biorise.

    Drug Conjugation

        Our drug conjugation technology utilizes approved biocompatible carbohydrate carriers such as hyaluronic acid as delivery vehicles for active compounds. Hyaluronic acid is a ubiquitous molecule in the body approved by the FDA for injection. The inherent functional properties of hyaluronic acid molecules give them the potential to act as both inert carriers and biologically active drug transporters. We covalently link drug molecules with proven therapeutic efficacy to a selected carrier in a process of rational drug design. This technology can be used to protect sensitive molecules from degradation, extend half-life, and target drugs to specific organs. The polymers are biocompatible, highly water-soluble, and have multiple sites for drug conjugation. Tumor cells over-express receptors for hyaluronic acid. It has been shown that changes in receptor expression and hyaluronic acid binding are involved in disease progression. Therefore, we believe hyaluronic acid may be used for its passive properties of potentially increasing drug half-life and/or for its more active properties to target tumor cells with a therapeutic payload.

Research and Development

        We have built a research and development organization that includes expertise in product formulation, pharmaceutical development, physical pharmacy and clinical development. We focus our research and development efforts primarily on making proprietary improvements to marketed or development-stage products through the application of our drug formulation technologies. Improvements to existing products generally involve less development and regulatory risk and shorter time from concept to market than traditional new drug developments.

        We have an in-house product pipeline team that oversees development activities with representatives from each of our departmental functions. This team meets regularly to discuss product concepts and conduct our product portfolio management assessments. As a result of input from this team and external sources, we are able to identify product concepts that meet a therapeutic need, that can be developed and produced and that are commercially valuable. We test our concepts through input from external key opinion leaders.

        Our research and development activities include collaborating with many leading pharmaceutical and biotechnology companies to provide formulation solutions to enhance their products or aid in product life-cycle management. We have signed 18 new co-development agreements since January 2005 with pharmaceutical companies located in the United States, Europe and Japan.

        As of December 31, 2006, we had 109 employees in the research and development department worldwide, including over 40 with Ph.D.s, masters or medical degrees. Our research and development activities are conducted both in the United States and Italy.

Manufacturing

        We supply finished pharmaceutical products to our various licensees and marketing collaborators for packaging and sale worldwide. All of our facilities are operated in compliance with cGMP and good laboratory practices, or GLP, and are audited by the relevant authorities. Our facilities provide us with the capacity to manufacture products for ourselves and our collaborators.

        We have undergone successfully numerous audits by customers and regulatory agencies, including the FDA and European authorities. The DEA has approved our United States location for the research and manufacture of DEA-regulated controlled substances, and the relevant European authorities have approved our main Milan facility for the research and manufacture of controlled substances.

        To compete within our industry, we believe that a comprehensive research, development and manufacturing infrastructure is critical. In addition, our ability to provide these services to our collaboration partners enhances our ability to attract collaborators. We believe that our scale-up and manufacturing experience, coupled with our multinational manufacturing infrastructure, offers us a competitive advantage over many of our competitors, including our ability to:

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  accelerate development, scale-up and commercialization of our development candidates and products;

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  maintain control over our technologies;

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  maximize our revenue streams and profitability;

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  control interactions with regulatory agencies; and

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  facilitate product approval.

        We believe our current manufacturing capabilities in our existing facilities are sufficient for our present and future operations, and we currently have no material expansion plans. We believe, however, that we have the ability to expand our manufacturing capacity in our existing facilities, if needed.

Intellectual Property

        We actively seek patent protection for the proprietary technology that we consider important to our business, including compounds, compositions and formulations and their methods of use and the processes for their manufacture. In addition to seeking patent protection in the United States, we generally file patent applications in Canada, Europe, Japan and other countries on a selective basis to further protect the inventions that we consider important to the development of our business worldwide. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary positions. Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others, and to prevent others from infringing our proprietary rights as we develop new technologies or expand into new territories.

    Patents and Proprietary Technology

        Patents, proprietary rights and trade secrets are important to our business. Our patent portfolio contains approximately 100 patent families that consist of well over 300 granted patents and over 100 pending applications. We continue to file new applications on an ongoing basis. Our current patent portfolio is largely composed of patents with claims directed to formulation technologies and related materials, processes, equipment and methods of manufacture. In most cases, the drug in the products we develop is either proprietary to our collaborator or readily available; but we also supplement the portfolio with product patents, which, by way of example, may contain more specific claims directed to a particular drug or class of drugs in combination with a formulation technology.

        Our controlled-release Diffucaps® technology is present in a number of products marketed worldwide such as: in the United States, Innopran XL®; in Japan, NitorolR®; and in Europe, Diffu-K®, Slozem® and Diclomax Retard®. The Diffucaps® technology portfolio contains a number of patents granted throughout the world, including four in the United States and one in Europe, with expiry dates between 2021 and 2022 (unless otherwise extended or reduced). Recent developments include the design and clinical testing of Diffucaps® systems designed to deliver drugs with solubility-linked bioavailability issues. In 2006, we filed two new U.S. patent applications related to this technology.

        Our Microcaps® technology is present in Children's Tylenol®, Rulide® Roxithromycin tablets for suspension and Cibalginadue® Ibuprofen. Patents that describe our Microcaps® technology have been granted in various countries throughout the world, including six in the United States and four in Europe. These patents have expiry dates between 2011 and 2020 (unless otherwise extended or reduced).

        The AdvaTab® technology is licensed from Kyowa Hakko as a worldwide license that is exclusive subject to Kyowa Hakko's reservation of certain rights. The technology platform includes seven United States patents, four European patents and three Japanese patents with expiry dates from 2013 to 2020 (unless otherwise extended or reduced). Kyowa Hakko also has over 20 pending patent applications for this technology. The pending applications, improvements and new patent filings are subject to the license agreement.

        Our Biorise® bioavailability enhancement technology portfolio includes four U.S. patents, five European patents and one Japanese patent, with expiry dates between 2009 and 2022 (unless otherwise extended or reduced). There are over 20 pending patent applications relating to this technology.

        Our polymer conjugation technology portfolio includes new chemical entity and technology patents, including four U.S. and three European issued patents. These patents have expiry dates between 2018 and 2022 (unless otherwise extended or reduced). There are in excess of ten pending patent applications relating to this technology.

        The products that we currently produce on behalf of our collaborators or licensors may or may not be covered by patents in our portfolio. These patents, if present, may form only a part of our collaborator's strategy for market exclusivity. Our patent portfolio is also broad and diversified and it is our belief that, based on our current revenue model, the loss of individual patents in our portfolio through expiry, litigation or a business decision not to maintain them would not have a material impact on our revenue.

        We own several product-specific patents, including: (i) one Orange Book listed U.S. patent (US 6500454), with an expiry date October 4, 2021 (unless otherwise extended or reduced), for Reliant's Innopran XL® product; and (ii) U.S. and European patents, which expire in 2019 (unless otherwise extended or reduced), for Novartis' Cibalginadue®, Ibuprofen. Respectively, for the year ended December 31, 2005 these products accounted for less than 2% and 1% of our revenues and we would not expect the loss of these patents, through expiry, litigation or a business decision not to maintain them to have a material affect on our business.

        We have filed three patent applications in the United States seeking protection for our lead product candidate, EUR-1008. The patent applications include claims intended to provide market exclusivity for certain commercial aspects of the product, including the formulation, the methods of making, the methods of using and the commercial packaging of the product. In addition, we believe features of our pipeline products are specifically covered by certain patents or patent applications in our portfolio.

        At any given time, the precise composition of our patent portfolio may change due to decisions we make in the course of our normal business practices not to maintain issued patents or to cease the prosecution of patent applications in certain selected territories or technology areas.

        Generally, our employees and consultants execute a confidentiality agreement upon commencement of an employment or consulting relationship with us. The agreements provide that all confidential information developed or made known to an individual during the course of the employment or consulting relationship will be kept confidential and not be disclosed to third parties except in specified circumstances. In the case of employees, where not otherwise provided for under local law, the agreements provide that all inventions made by the individual while employed by us will be our exclusive property or are assignable to us. There can be no assurance, however, that these agreements will provide meaningful protection for our intellectual property, including our trade secrets, in the event of unauthorized use or disclosure of such information.

        The patent position of drug formulation companies generally is highly uncertain and unpredictable because the determination of the scope of claims in biotechnology and pharmaceutical patents involves complex legal and factual questions. Consequently, there can be no assurance that we will be granted patents in respect of the claims in any of our currently pending or future patent applications, and we can offer no assurance that, in the event any claims in any of our issued patents are challenged by one or more third parties, any court or patent authority ruling on such challenge will determine that such patent claims are valid and enforceable or sufficiently broad in scope to protect our proprietary rights. Further, we may not have the necessary financial resources to enforce our patents.

    Trademarks

        We have registered, or have pending applications for the registration of, certain of our trademarks in various countries, which allow us to create brand recognition of our products and enhance loyalty within our customer base. We actively manage our trademark portfolio, maintain long standing trademarks that are in use, and file applications for trademark registrations for new brands in all relevant jurisdictions. Although we police our trademark portfolio, our efforts may be unsuccessful against competitors, potential infringers or other violating entities, and we may not have adequate remedies for any misappropriation or infringement of our trademark rights because, for example, a violating company may be insolvent. At any given time, the precise composition of our trademark portfolio may change due to decisions we make in the course of our normal business practices not to use or maintain trademarks or to cease the prosecution of trademark applications in certain selected territories or technology areas.

    Know-how

        In addition to our patents, trade secrets and trademarks, we have established a proprietary knowledge base around our technologies, manufacturing processes and procedures, general business processes and project management systems. Our policy is to protect this information by, among other things, entering into confidentiality agreements with parties that have access to it, such as certain of our collaboration partners, licensees, employees and consultants.

Competition

        The pharmaceutical industry is highly competitive and subject to rapidly advancing technologies. We and our collaborators face, and will continue to face, intense competition from pharmaceutical, biopharmaceutical and biotechnology companies, as well as numerous academic and research institutions and governmental agencies engaged in drug development activities or funding, both in the United States and abroad. Some of these entities are pursuing the development of drugs and other products that target the same diseases and conditions that we and our collaborators target in preclinical studies and clinical trials.

        Many of our competitors have greater capital resources, manufacturing and marketing experience, research and development resources and production facilities than we have. Many of them also have more experience than we have in conducting preclinical studies and clinical trials of new drugs and in obtaining FDA, EMEA and other applicable regulatory approvals. Accordingly, our competitors may succeed more rapidly than we or our collaborators in obtaining FDA approval for products and achieving widespread market acceptance. If we obtain necessary regulatory approval and commence commercial sales of our products, we will also be competing with respect to manufacturing efficiency and marketing capabilities. In addition, our competitors' success in obtaining patents may make it difficult or impossible for us to compete with them.

        Our competitors may also be able to use alternative technologies that do not infringe upon our patents to formulate the active materials in our products; for example, alternative orally disintegrating tablets, particle-coating or controlled-release drug formulation technologies. They may, therefore, bring to market products that are able to compete with our product candidates, our co-development products, or other products that we have developed or may in the future develop. For example, in 2007, Par Pharmaceuticals Companies, Inc. and Mylan Pharmaceuticals, Inc. each received approval from the FDA for a generic form of Inderal LA that would compete with EUR-1000. If successful, products derived from alternative technologies will compete against our products and product candidates.

        Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are more effective, have fewer side effects, are more convenient or are less expensive than any of the products that we currently sell or may sell in the future. In addition, our ability to compete may be affected in some cases because insurers and other third-party payors seek to encourage the use of generic products. This may have the effect of making branded products less attractive from a cost perspective to patients, providers or payors.

        Currently, we do not market any products directly to the consumer, but rely on our collaborators to commercialize our products. If our proprietary clinical-stage product candidates are approved, they will compete with currently marketed drugs and potentially with product candidates in development for the same indications, including those marketed by our collaboration partners. In the event our products compete with our existing collaborators' products, we may lose those collaborators or experience decreased sales of existing products with no corresponding increase in revenues.

        We are one of the largest manufacturers and suppliers of currently marketed PEPs in the United States and the exclusive supplier of coated PEPs to Axcan and Impax in the United States. Although we anticipate, based on the FDA's announced position, a significant reduction in the number of PEPs on the market, this decline in competition may not occur. The fact that PEPs are life-saving drugs may influence the FDA's action, particularly if it would result in two or fewer PEPs on the market, The level of competition that EUR-1008, if approved, will face from these products in the United States will depend on whether the manufacturers of these products obtain approval for their NDAs by the deadline set by the FDA and, if they are unable to do so, whether the FDA takes regulatory action against these manufacturers and the nature of any such action.

        If approved, EUR-1008 will compete with currently marketed porcine-derived PEPs from Axcan Pharma, Johnson & Johnson, Solvay Pharmaceuticals, KV Pharmaceuticals and IMPAX Laboratories. We currently supply PEPs to Axcan and IMPAX. In addition, we understand that Altus Pharmaceuticals, Biovitrum and Meristem Therapeutics have product candidates in clinical development that could compete with EUR-1008. Furthermore, in August 2006, Axcan announced it had completed a Phase III study on Ultrase that will serve as the basis of a NDA. This study assessed the efficacy and safety of Ultrase MT capsules in the treatment of EPI in cystic fibrosis. Axcan indicated that it has additional Phase III studies on Ultrase in process and that, based on the FDA's guidelines and Axcan's ongoing discussions with the FDA, it believes it will be able to submit a NDA for Ultrase in the first half of calendar 2007. The Ultrase product has been licensed to Axcan by us, and we receive manufacturing fees and royalties based on a percentage of Axcan's annual net sales of the finished product. If approved, Ultrase would compete with EUR-1008.

        Our drug formulation technologies compete with existing technologies such as those utilized by Alza (a subsidiary of Johnson & Johnson), Biovail, Elan, Skye Pharma, Cima (a subsidiary of Cephalon) and KV Pharmaceuticals among others. Our drug formulation technologies will also compete with new drug development technologies that may be developed or commercialized in the future. Any of these technologies may receive governmental approval or gain market acceptance more rapidly than our product candidates, may offer therapeutic or cost advantages over our product candidates or may cure our targeted diseases or their underlying causes completely. As a result, our product candidates may become noncompetitive or obsolete.

        Our ability to compete successfully is based on many factors, including our ability to protect our trade secrets, proprietary know-how and manufacturing processes; our ability to retain and recruit skilled and experienced scientific, clinical development, commercial and executive personnel; and the positive differentiation of our product candidates according to their efficacy, safety profile and convenience relative to competing products.

Government Regulation

        We operate in a highly controlled regulatory environment. Stringent regulations establish requirements relating to analytical, toxicological and clinical standards and protocols in respect of the testing of pharmaceuticals. Regulations also cover research, development, manufacturing and reporting procedures, both pre- and post-approval. In many markets, especially in Europe, marketing and pricing strategies are subject to national legislation or administrative practices that include requirements to demonstrate not only the quality, safety and efficacy of a new product, but also its cost-effectiveness relating to other treatment options. Failure to comply with regulations can result in stringent sanctions, including product recalls, withdrawal of approvals, seizure of products and criminal prosecution.

        Before obtaining regulatory approvals for the commercial sale of many of our products, we or our collaboration partners must demonstrate through preclinical studies and clinical trials that our product candidates are safe and effective. Historically, the results from preclinical studies and early clinical trials often have not accurately predicted results of later clinical trials. In addition, a number of new drug formulation products have shown promising results in clinical trials but subsequently failed to establish sufficient safety and efficacy results to obtain necessary regulatory approvals. We have incurred and will continue to incur substantial expense for, and devote a significant amount of time to, preclinical studies and clinical trials. Many factors can delay the commencement and rate of completion of clinical trials, including the inability to recruit patients at the expected rate, the inability to follow patients adequately after treatment, the failure to manufacture sufficient quantities of materials used for clinical trials, and the emergence of unforeseen safety issues and governmental and regulatory delays. If a product candidate fails to demonstrate safety and efficacy in clinical trials, this failure may delay development of other product candidates and hinder our ability to conduct related preclinical studies and clinical trials. Additionally, as a result of these failures, we may also be unable to find additional collaboration partners or to obtain additional financing.

        Governmental authorities in all major drug markets require that a pharmaceutical product be approved or exempted from approval before it is marketed, and have established high standards for technical appraisal, which can result in an expensive and lengthy approval process. The time to obtain approval varies by country. In the past, it generally took from six months to four years from the date of application, depending upon the quality of the results produced, the degree of control exercised by the regulatory authority, the efficiency of the review procedure and the nature of the product. Some products are never approved. In recent years, there has been a trend towards shorter regulatory review times in the United States as well as our major European markets, despite increased regulation and higher standards for quality, safety and efficacy.

        Historically, different requirements by different countries' regulatory authorities have influenced the submission of applications. However, the past ten years have shown a gradual trend toward harmonization of drug approval standards, starting in individual territories in Europe and then in the EU as a whole, in Japan, and in the United States under the aegis of the International Conference on Harmonization, or ICH. In many cases, compliance with ICH standards can help avoid duplication of non-clinical and clinical trials and enable companies to use the same basis for submissions to each of the respective regulatory authorities. The adoption of the Common Technical Document format by the ICH has greatly facilitated use of a single regulatory submission for seeking approval in the ICH regions and certain other countries such as Canada and Australia.

        A summary of the United States and EU regulatory process follows below.

    United States

        In the United States, drugs are subject to rigorous regulation by the FDA. The FDCA and other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacture, storage, record-keeping, packaging, labeling, adverse event reporting, advertising, promotion, marketing, distribution and import and export of pharmaceutical products. Failure to comply with applicable regulatory requirements may subject a company to a variety of administrative or judicially imposed sanctions and/or prevent it from obtaining or maintaining required approvals or to market drugs. Failure to comply with the applicable U.S. requirements may subject us to stringent administrative or judicial sanctions, such as agency refusal to approve pending applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions or criminal prosecution.

        Unless a drug is exempt from the new drug application process, the steps required before a drug may be marketed in the United States include:

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  preclinical laboratory tests, animal studies and formulation studies;

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  submission to the FDA of a request for an investigational new drug, or IND, exemption for human clinical testing;

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  adequate and well controlled clinical trials to determine the safety and efficacy of the drug for each indication;

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  submission to the FDA of a NDA;

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  a potential public hearing of an outside advisory committee to discuss the application;

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  satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is manufactured; and

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  FDA review and approval of the NDA.

        Preclinical studies include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies. For studies conducted in the United States, and certain studies carried out outside the United States, we submit the results of the preclinical studies, together with manufacturing information and analytical results, to the FDA as part of an IND, which must become effective before we may commence human clinical trials. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. Submission of an IND does not always result in the FDA allowing clinical trials to commence.

        The FDA may refuse to accept the IND for review if applicable regulatory requirements are not met. Moreover, the FDA may delay or prevent the start of clinical trials if the manufacturing of the test drugs fails to meet cGMP requirements or the clinical trials are not adequately designed. Such government regulation may delay or prevent the study and marketing of potential products for a considerable period of time and may impose costly procedures upon a manufacturer's activities. In addition, the FDA may, at any time, impose a clinical hold on ongoing clinical trials. If the FDA imposes a clinical hold, clinical trials cannot continue without FDA authorization and then only under terms authorized by the FDA.

        Success in early-stage clinical trials does not assure success in later-stage clinical trials. Results obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, later discovery of previously unknown problems with a product may result in restrictions on the product or even withdrawal of the marketing approval for the product.

        Clinical Trials.    Clinical trials involve the administration of the investigational drug to people under the supervision of qualified investigators. We conduct clinical trials under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. We must submit each protocol to the FDA as part of the IND.

        We conduct clinical trials typically in three sequential phases, but the phases may overlap or be combined. An independent IRB must review and approve each trial before it can begin. Phase I includes the initial introduction of an IND into a small number of humans. These trials are closely monitored and may be conducted in patients, but are usually conducted in healthy volunteer subjects. These trials are designed to determine the metabolic and pharmacologic actions of the drug in humans and the side effects associated with increasing doses as well as, if possible, to gain early evidence on effectiveness. Phase II usually involves trials in a limited patient population to evaluate dosage tolerance and appropriate dosage, identify possible adverse effects and safety risks and preliminarily evaluate the efficacy of the drug for specific indications. Phase III trials are large trials used to further evaluate clinical efficacy and test further for safety by using the drug in its final form in an expanded patient population. There can be no assurance that we will successfully complete Phase I, Phase II or Phase III testing within any specified period of time, if at all. Furthermore, clinical trials may be suspended at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

        NDAs and ANDAs.    After successful completion of the required clinical testing, generally a NDA, or an ANDA for generic drugs, is prepared and submitted to the FDA. FDA approval of the NDA or ANDA is required before marketing of the product may begin in the United States. The NDA must include the results of any clinical and other testing and a compilation of results relating to the product's pharmacology, toxicology, chemistry, manufacture and manufacturing controls. In certain cases, an application for marketing approval may include information regarding safety and efficacy of a proposed drug that comes from trials not conducted by or for the applicant and for which trials the applicant has not obtained a specific right to reference. Such an application, known as a 505(b)(2) NDA, is permitted for new drug products that incorporate previously approved active ingredients, even if the proposed new drug incorporates an approved active ingredient in a novel formulation or for a new indication. The FDA's April 2006 ‘Guidance for Industry‘ indicated that companies filing NDA applications for PEPs may file section 505(b)(2) applications. As interpreted by the FDA, Section 505(b)(2) also permits the FDA to rely for such approvals on literature or on a finding by the FDA of safety and/or efficacy for a previously approved drug product, although this interpretation is the subject of some controversy. Under this interpretation, a 505(b)(2) NDA for changes to a previously approved drug product may rely on the FDA's finding of safety and efficacy of the previously approved product coupled with new clinical information needed by the FDA to support the change. The cost of preparing and submitting a NDA may be substantial. Under U.S. federal law, the submission of NDAs, including 505(b)(2) NDAs, is generally subject to substantial application user fees, and the manufacturer and/or sponsor under a NDA approved by the FDA is also subject to annual product and establishment user fees. These fees are typically increased annually. Currently, there are no fees assessed for ANDAs.

        The FDA has 60 days from its receipt of a NDA to determine whether the application will be accepted for filing based on the FDA threshold determination that the NDA is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under U.S. federal law, the FDA has agreed to certain performance goals in the review of NDAs. Most such applications for non-priority drug products are to be reviewed within ten months. The review process may be significantly extended by FDA requests for additional information or clarification. The FDA may also refer applications to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved. This often, but not exclusively, occurs for novel drug products or drug products that present difficult questions of safety or efficacy. The FDA is not bound by the recommendation of an advisory committee.

        Before approving an application, the FDA may inspect the facility or facilities where the product is manufactured. The FDA will not approve the application unless cGMP compliance is satisfactory. If the FDA determines that the NDA or ANDA manufacturing process and manufacturing facilities are acceptable, the FDA may issue an approval letter, or, in some cases, an approvable letter followed by an approval letter. An approvable letter generally contains a statement of specific conditions that must be met to secure final approval of the application. Upon timely compliance with the conditions stated in the approvable letter, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of approval, the FDA may require additional trials or post-approval testing and surveillance to monitor the drug's safety or efficacy and may impose other conditions, including labeling restrictions on the use of the drug, which can materially affect its potential market and profitability. Once granted, product approvals may be withdrawn if compliance with regulatory standards for manufacturing and quality control are not maintained or if additional safety problems are identified following initial marketing.

        If the FDA's evaluation of the NDA submission or manufacturing processes and facilities is not favorable, the FDA may refuse to approve the NDA or ANDA and may issue a not approvable letter. The not approvable letter outlines major deficiencies in the submission and often requires substantial additional testing or information for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

        The Pediatric Research Equity Act, or PREA, requires NDAs (or NDA supplements) for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration to contain results assessing the safety and efficacy for the claimed indication in all relevant pediatric subpopulations. Data to support dosing and administration also must be provided for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for the submission of results or full or partial waivers from the PREA requirements (for example, if the product is ready for approval in adults before pediatric studies are complete, if additional safety data is needed, among others).

        Postmarketing Requirements.    Once the NDA or ANDA is approved, the sponsor of the product will be subject to certain post-approval requirements, including requirements for adverse event reporting, submission of periodic reports, manufacturing, labeling, packaging, advertising, promotion, distribution, record-keeping and other requirements. For example, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. In addition, the FDA requires the reporting of any adverse effects observed after the approval or marketing of a product candidate and such events could result in limitations on the use of such approved product or its withdrawal from the marketplace. Also, some types of changes to the approved product, such as manufacturing changes and labeling claims, are subject to further FDA review and approval. Additionally, the FDA strictly regulates the promotional claims that may be made about prescription drug products. In particular, the FDA requires substantiation of any claims of superiority of one product over another including, in many cases, requirements that such claims be proven by adequate and well controlled head-to-head clinical trials. To the extent that market acceptance of our products may depend on their superiority over existing products, any restriction on our ability to advertise or otherwise promote claims of superiority, or any requirements to conduct additional expensive clinical trials to provide proof of such claims, could negatively affect the sales of our products and our costs.

        Generic Competition.    Once a NDA, including a 505(b)(2) NDA, is approved, the product covered thereby becomes a "listed drug" which can, in turn, be cited by potential competitors in support of approval of an ANDA. Specifically, a generic drug that is the subject of an ANDA must be bioequivalent and have the same active ingredient(s), route of administration, dosage form, and strength, as well as the same labeling, with certain exceptions, as the listed drug. If the FDA deems that any of these requirements are not met, additional results may be necessary to seek approval.

        ANDA applicants do not have to conduct extensive clinical trials to prove the safety or efficacy of the drug product. Rather, they are required to show that their drug is pharmaceutically equivalent to the innovator's drug and also conduct "bioequivalence" testing to show that rate and extent by which the ANDA applicant's drug is absorbed does not differ significantly from the innovator product. Bioequivalence tests are typically in vivo studies in humans but they are smaller and less costly than the types of Phase III trials required to obtain initial approval of a new drug. Drugs approved in this way are commonly referred to as "generic equivalents" to the listed drug, are listed as such by the FDA, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

        With respect to NDAs, U.S. federal law provides for a period of three years of non-patent market exclusivity following approval of a listed drug that contains previously approved active ingredients but is approved in a new dosage, dosage form, route of administration or combination, or for a new use, the approval of which was required to be supported by new clinical trials, other than bioavailability studies, conducted by or for the sponsor. During this three-year period the FDA cannot grant effective approval of an ANDA or a 505(b)(2) NDA for the same conditions of approval under which the NDA was approved.

        U.S. federal law also provides a period of five years following approval of a new chemical entity that is a drug containing no previously approved active ingredients, during which ANDAs for generic versions of such drugs, as well as 505(b)(2) NDAs, cannot be submitted unless the submission contains a certification that the listed patent is invalid or will not be infringed, in which case the submission may be made four years following the original product approval. If an ANDA or 505(b)(2) NDA applicant certifies that it believes one or more listed patents is invalid or not infringed, it is required to provide notice of its filing to the NDA sponsor and the patent holder. If the patent holder or exclusive patent licensee then initiates a suit for patent infringement against the ANDA or 505(b)(2) NDA sponsor within 45 days of receipt of the notice, the FDA cannot grant effective approval of the ANDA or 505(b)(2) NDA until either 30 months have passed or there has been a court decision holding that the patents in question are invalid or not infringed. If an infringement action is not brought within 45 days, the ANDA or 505(b)(2) NDA applicant may bring a declaratory judgment action to determine patent issues prior to marketing. If the ANDA or 505(b)(2) NDA applicant certifies as to the date on which the listed patents will expire, then the FDA cannot grant effective approval of the ANDA or 505(b)(2) NDA until those patents expire. The first ANDA(s) submitting substantially complete application(s) certifying that listed patents for a particular product are invalid or not infringed may qualify for a period of 180 days of marketing exclusivity, starting from the date of the first commercial marketing of the drug by the applicant, during which subsequently submitted ANDAs cannot be granted effective approval. The first ANDA applicant can forfeit its exclusivity under certain circumstances; for example, if it fails to market its product or meet other regulatory requirements within specified time periods.

        From time to time, including presently, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the approval, manufacturing and marketing of drug products. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our product candidates. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed, or what the impact of such changes, if any, may be.

    European Economic Area

        A medicinal product may only be placed on the market in the EEA, composed of the 27 EU member states, plus Norway, Iceland and Lichtenstein, when a marketing authorization has been issued by the competent authority of a member state pursuant to Directive 2001/83/EC (as recently amended by Directive 2004/27/EC), or an authorization has been granted under the centralized procedure in accordance with Regulation (EC) No. 726/2004 or its predecessor, Regulation 2309/93. There are essentially three community procedures created under prevailing European pharmaceutical legislation that, if successfully completed, allow an applicant to place a medicinal product on the market in the EEA.

        Centralized Procedure.    Regulation 726/2004/EC now governs the centralized procedure when a marketing authorization is granted by the European Commission, acting in its capacity as the European Licensing Authority on the advice of the EMEA. That authorization is valid throughout the entire community and directly or (as to Norway, Iceland and Liechtenstein) indirectly allows the applicant to place the product on the market in all member states of the EEA. The EMEA is the administrative body responsible for coordinating the existing scientific resources available in the member states for evaluation, supervision and pharmacovigilance of medicinal products. Certain medicinal products, as described in the Annex to Regulation 726/2004, must be authorized centrally. These are products that are developed by means of a biotechnological process in accordance with Paragraph 1 to the Annex to the Regulation. Medicinal products for human use containing a new active substance for which the therapeutic indication is the treatment of acquired immune deficiency syndrome, or AIDS, cancer, neurodegenerative disorder or diabetes must also be authorized centrally. Starting on May 20, 2008, the mandatory centralized procedure is extended to autoimmune diseases and other immune dysfunctions and viral diseases. Finally, all medicinal products that are designated as orphan medicinal products pursuant to Regulation 141/2000 must be authorized under the centralized procedure. An applicant may also opt for assessment through the centralized procedure if it can show that the medicinal product constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization centrally is in the interests of patients at the community level. For each application submitted to the EMEA for scientific assessment, the EMEA is required to ensure that the opinion of the Committee for Medicinal Products for Human Use, or CHMP, is given within 210 days after receipt of a valid application. If the opinion is positive, the EMEA is required to send the opinion to the European Commission, which is responsible for preparing the decision granting a marketing authorization. If the initial opinion of the CHMP is negative, the applicant is afforded an opportunity to seek a re-examination of the opinion. The CHMP is required to re-examine its opinion within 60 days following receipt of the request by the applicant. A refusal of a centralized marketing authorization constitutes a prohibition on placing the given medicinal product on the market in the community.

        Mutual Recognition and Decentralized Procedures.    With the exception of products that are authorized centrally, the competent authorities of the member states are responsible for granting marketing authorizations for medicinal products that are placed on their markets. If the applicant for a marketing authorization intends to market the same medicinal product in more than one member state, the applicant may seek an authorization progressively in the community under the mutual recognition or decentralized procedure. Mutual recognition is used if the medicinal product has already been authorized in a member state. In this case, the holder of this marketing authorization requests the member state where the authorization has been granted to act as reference member state by preparing an updated assessment report that is then used to facilitate mutual recognition of the existing authorization in the other member states in which approval is sought (the so-called concerned member state(s)). The reference member state must prepare an updated assessment report within 90 days of receipt of a valid application. This report together with the approved Summary of Product Characteristics, or SmPC (which sets out the conditions of use of the product), and a labeling and package leaflet are sent to the concerned member states for their consideration. The concerned member states are required to approve the assessment report, the SmPC and the labeling and package leaflet within 90 days of receipt of these documents. The total procedural time is 180 days.

        The decentralized procedure is used in cases where the medicinal product has not received a marketing authorization in the EU at the time of application. The applicant requests a member state of its choice to act as reference member state to prepare an assessment report that is then used to facilitate agreement with the concerned member states and the grant of a national marketing authorization in all of these member states. In this procedure, the reference member state must prepare, for consideration by the concerned member states, the draft assessment report, a draft SmPC and a draft of the labeling and package leaflet within 120 days after receipt of a valid application. As in the case of mutual recognition, the concerned member states are required to approve these documents within 90 days of their receipt.

        For both mutual recognition and decentralized procedures, if a concerned member state objects to grant of a marketing authorization on grounds of a potential serious risk to public health, it may raise a reasoned objection with the reference member state. The points of disagreement are in the first instance referred to the Co-ordination Group on Mutual Recognition and Decentralized Procedures, or CMD, to reach an agreement within 60 days of the communication of the points of disagreement. If member states fail to reach an agreement, then the matter is referred to the EMEA and CHMP for arbitration. The CHMP is required to deliver a reasoned opinion within 60 days of the date on which the matter is referred. The scientific opinion adopted by the CHMP forms the basis for a binding Commission decision.

        Irrespective of whether the medicinal product is assessed centrally, de-centrally or through a process of mutual recognition, the medicinal product must be manufactured in accordance with the principles of good manufacturing practice as set out in Directive 2003/94/EC and Volume 4 of the rules governing medicinal products in the European community. Moreover, community law requires the clinical results in support of clinical safety and efficacy to be based upon clinical trials conducted in the European community in compliance with the requirements of Directive 2001/20/EC, which implements good clinical practice in the conduct of clinical trials on medicinal products for human use. Clinical trials conducted outside the European community and used to support applications for marketing within the EU must have been conducted in a way consistent with the principles set out in Directive 2001/20/EC. The conduct of a clinical trial in the EU requires, pursuant to Directive 2001/20/EC, authorization by the relevant national competent authority where a trial takes place, and an ethics committee to have issued a favorable opinion in relation to the arrangements for the trial. It also requires that the sponsor of the trial, or a person authorized to act on his behalf in relation to the trial, be established in the community.

        There are various types of applications for marketing authorizations:

        Full Applications.    A full application is one that is made under any of the community procedures described above and "stands alone" in the sense that it contains all of the particulars and information required by Article 8(3) of Directive 2001/83 (as amended) to allow the competent authority to assess the quality, safety and efficacy of the product and in particular the balance between benefit and risk. Article 8(3)(l) in particular refers to the need to present the results of the applicant's research on (1) pharmaceutical (physico-chemical, biological or microbiological) tests, (2) preclinical (toxicological and pharmacological) studies and (3) clinical trials in humans. The nature of these tests, studies and trials is explained in more detail in Annex I to Directive 2001/83/EC. Full applications would be required for products containing new active substances not previously approved by the competent authority, but may also be made for other products.

        Abridged Applications.    Article 10 of Directive 2001/83/EC contains exemptions from the requirement that the applicant provide the results of its own preclinical and clinical research. There are three regulatory routes for an applicant to seek an exemption from providing such results, namely (1) cross-referral to an innovator's results without consent of the innovator, (2) well established use according to published literature and (3) consent to refer to an existing dossier of research results filed by a previous applicant.

        Cross-referral to Innovator's Data.    Articles 10(1) and 10(2)(b) of Directive 2001/83/EC provide the legal basis for an applicant to seek a marketing authorization on the basis that its product is a generic medicinal product (a copy) of a reference medicinal product that has already been authorized, in accordance with community provisions. A reference product is, in principle, an original product granted an authorization on the basis of a full dossier of particulars and information. This is the main exemption used by generic manufacturers for obtaining a marketing authorization for a copy product. The generic applicant is not required to provide the results of preclinical studies and of clinical trials if its product meets the definition of a generic medicinal product and the applicable regulatory results protection period for the results submitted by the innovator has expired. A generic medicinal product is defined as a medicinal product:

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  having the same qualitative and quantitative composition in active substance as the reference medicinal product;

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  having the same pharmaceutical form as the reference medicinal product; and

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  whose bioequivalence with the reference medicinal product has been demonstrated by appropriate bioavailability studies.

        Applications in respect of a generic medicinal product cannot be made before the expiry of the protection period. Where the reference product was granted a national marketing authorization pursuant to an application made before October 30, 2005, the protection period is either six years or ten years, depending upon the election of the particular member state concerned. Where the reference product was granted a marketing authorization centrally, pursuant to an application made before November 20, 2005, the protection period is ten years. For applications made after these dates, Regulation 726/2004 and amendments to Directive 2001/83/EC provide for a harmonized protection period regardless of the approval route utilized. The harmonized protection period is in total ten years, including eight years of research data protection and two years of marketing protection. The effect is that the originator's results can be the subject of a cross-referral application after eight years, but any resulting authorization cannot be exploited for a further two years. The rationale of this procedure is not that the competent authority does not have before it relevant tests and trials upon which to assess the efficacy and safety of the generic product, but that the relevant particulars can, if the research data protection period has expired, be found on the originator's file and used for assessment of the generic medicinal product. The ten-year protection period can be extended to 11 years where, in the first eight years post-authorization, the holder of the authorization obtains approval for a new indication assessed as offering a significant clinical benefit in comparison with existing products.

        If the copy product does not meet the definition of a generic medicinal product or if certain types of changes occur in the active substance(s) or in the therapeutic indications, strength, pharmaceutical form or route of administration in relation to the reference medicinal product, Article 10(3) of Directive 2001/83/EC provides that the results of the appropriate preclinical studies or clinical trials must be provided by the applicant.

        Well-established Medicinal Use.    Under Article 10a of Directive 2001/83/EC, an applicant may, in substitution for the results of its own preclinical and clinical research, present detailed references to published literature demonstrating that the active substance(s) of a product have a well-established medicinal use within the community with recognized efficacy and an acceptable level of safety. The applicant is entitled to refer to a variety of different types of literature, including reports of clinical trials with the same active substance(s) and epidemiological studies that indicate that the constituent or constituents of the product have an acceptable safety/efficacy profile for a particular indication. However, use of the published literature exemption is restricted by stating that in no circumstances will constituents be treated as having a well-established use if they have been used for less than ten years from the first systematic and documented use of the substance as a medicinal product in the community. Even after ten years' systematic use, the threshold for well established medicinal use might not be met. European pharmaceutical law requires the competent authorities to consider the period over which a substance has been used, the amount of patient use of the substance, the degree of scientific interest in the use of the substance (as reflected in the scientific literature) and the coherence (consistency) of all the scientific assessments made in the literature. For this reason, different substances may reach the threshold for well-established use after different periods, but the minimum period is ten years. If the applicant seeks approval of an entirely new therapeutic use compared with that to which the published preclinical literature refers, additional preclinical and/or clinical results would have to be provided.

        Informed Consent.    Under Article 10c of Directive 2001/83/EC, following the grant of a marketing authorization the holder of such authorization may consent to a competent authority utilizing the pharmaceutical, preclinical and clinical documentation that it submitted to obtain approval for a medicinal product to assess a subsequent application relating to a medicinal product possessing the same qualitative and quantitative composition with respect to the active substances and the same pharmaceutical form.

        Law Relating to Pediatric Research.    Regulation (EC) 1901/2006 (as amended by Regulation (EC) 1902/2006) was adopted on December 12, 2006. This Regulation governs the development of medicinal products for human use in order to meet the specific therapeutic needs of the pediatric population. It requires any application for marketing authorization made after July 26, 2008 in respect of a product not authorized in the European Community on January 26, 2007 (the time the Regulation entered into force), to include studies in children conducted in accordance with a pediatric investigation plan agreed to by the relevant European authorities, unless the product is subject to an agreed waiver or deferral. Waivers can be granted in certain circumstances where pediatric studies are not required or desirable. Deferrals can be granted in certain circumstances where the initiation or completion of pediatric studies should be deferred until appropriate studies in adults have been performed. Moreover, this regulation will impose the same obligation from January 26, 2009 on an applicant seeking approval of a new indication, pharmaceutical form or route of administration for a product already authorized and still protected by a supplementary protection certificate granted under Regulation (EEC) 1768/92 or by a patent that qualifies for the granting of such a supplementary protection certificate. The pediatric Regulation 1901/2006 also provides, subject to certain conditions, a reward for performing such pediatric studies, regardless of whether the pediatric results provided resulted in the grant of a pediatric indication. This reward comes in the form of an extension of six months to the supplementary protection certificate granted in respect of the product, unless the product is subject to orphan drug designation, in which case the ten-year market exclusivity period for such orphan products is extended to 12 years. Where the product is no longer covered by a patent or supplementary protection certificate, the applicant may make a separate application for a Pediatric Use Marketing Authorization, which, on approval, will provide ten years' regulatory results and marketing protection for the pediatric results.

        Post-authorization Obligations.    An authorization to market a medicinal product in the EU carries with it an obligation to comply with many post-authorization regulations relating to the marketing and other activities of authorization holders. These include requirements relating to adverse event reporting and other pharmacovigilance requirements, advertising, packaging and labeling, patient package leaflets, distribution and wholesale dealing. The regulations frequently operate within a criminal law framework and failure to comply with requirements may not only affect the authorization, but also can lead to financial and other sanctions levied on the company in question and responsible officers.

    Other Countries

        In addition to regulations in the United States and the EU, we are subject to a variety of other regulations governing clinical trials and commercial sales and distribution of drugs in other countries. Whether or not our products receive approval from the FDA, approval of such products must be obtained by the comparable regulatory authorities of countries other than the United States before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

    Related Matters

        From time to time, legislation is drafted, introduced and passed in governmental bodies that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA or EMEA and other applicable regulatory bodies to which we are subject. In addition, regulations and guidance are often revised or reinterpreted by the national agency in ways that may significantly affect our business and our product candidates. It is impossible to predict whether such legislative changes will be enacted, whether FDA or EMEA regulations, guidance or interpretations will change, or what the impact of such changes, if any, may be. We may need to adapt our business and product candidates and products to changes that occur in the future.

    Pharmaceutical Pricing and Reimbursement

        In the United States and other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare product candidates. We may need to conduct expensive pharmacoeconomic studies to demonstrate the cost-effectiveness of our products. Our product candidates may not be considered cost-effective. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

        In 2003, the U.S. government enacted legislation providing a partial prescription drug benefit for Medicare recipients, beginning in 2006. Government payment for some of the costs of prescription drugs may increase demand for any products for which we receive FDA marketing approval. However, to obtain payments under this program, we would be required to sell products to Medicare recipients through drug procurement organizations operating pursuant to this legislation. These organizations would negotiate prices for our products, which would likely be lower than we might otherwise obtain. Federal, state and local governments in the United States continue to consider legislation to limit the growth of healthcare costs, including the cost of prescription drugs. Future legislation could limit payments for pharmaceuticals including our once-daily tramadol product and other drug candidates that we are developing.

        In addition, an increasing emphasis on managed care in the United States will continue to put pressure on pharmaceutical pricing. The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement.

        In some countries, particularly the countries of the EEA, the pricing of prescription pharmaceuticals and/or their inclusion in the scope of the national health insurance schemes is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time and delay the placing on the market of a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to that of other available products.

Insurance

        We maintain property insurance and general, commercial and product liability policies in amounts we consider adequate and customary for a business of our kind. However, because of the nature of our business, we cannot assure you that we will be able to maintain insurance on a commercially reasonable basis or at all, or that any future claims will not exceed our insurance coverage.

Environmental Matters

        We are subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes and the cleanup of contaminated sites. We believe that our business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on us. The operation of our facilities, however, entails risks in these areas. Significant expenditures could be required in the future if we are required to comply with new or more stringent environmental or health and safety laws, regulations or requirements.

Properties and Infrastructure

        We own and operate two facilities in Milan, Italy. The main facility, which houses administrative, research, production and warehouse activities, is 151,028 total square feet in size and was built in 1996. The laboratory and office space were expanded in 2001. We acquired the second facility in 2000 through the acquisition of Pharmatec International S.r.l. This 59,890 square-foot production facility was completely renovated in 2003.

        We also own a manufacturing facility of approximately 22,450 square feet in Nogent-Oise, France. This facility was constructed in 1977 and has been upgraded and renovated a number of times over the years, most recently in 2005, when we renovated certain testing and quality control laboratory areas in the facility.

        Our United States operations are based near Dayton, Ohio, where we own a facility of approximately 88,200 square feet, which houses our administrative, research, production and warehouse operations in the United States. This facility was built in 1985 and completely renovated and expanded in 2001. We intend to use a portion of the net proceeds from this offering to expand our research and development capabilities in our U.S. facility. In addition, adjacent to the facility, we lease approximately 5,100 square feet of office space that houses certain administrative personnel. We expect to lease additional office space in the United States for the specialty sales and marketing organization that we are establishing.

        We also lease laboratory and office space of approximately 8,611 square feet in the Area Science Park of Trieste, Italy.

        All our facilities are operated in compliance with cGMPs and GLPs and are periodically audited by the relevant authorities and customers. We believe that all of our present facilities are suitable for their intended purposes. We believe our current manufacturing capabilities in our existing facilities are sufficient for our present and future operations, and we currently have no material expansion plans. We believe, however, that we have the ability to expand our manufacturing capacity in our existing facilities, if needed.

Employees

        As of December 31, 2006, we had 486 employees, 69 of whom were involved in corporate management and administration, 109 of whom were involved in research and development activities and 308 of whom were involved in manufacturing operations. Of these 486 employees, 126 were employed in the United States, and 360 were employed in Europe. Twenty-five were temporary employees. As of December 31, 2006, over 40 of our research and development employees held Ph.D., masters or medical degrees.

        All of our employees in Europe, with the exception of our Chief Executive Officer, are represented by trade unions, national labor councils, or their equivalents. In total, approximately 75% of our employees are represented by one of a number of trade unions, national labor councils or their equivalents. We believe that our relationships with our employees are satisfactory.

Legal Proceedings

        Between 1996 and 1999, we entered into a series of agreements with Medeva PLC, subsequently known as Celltech Group Ltd. and now known as UCB, Inc., and its affiliates, ultimately resulting in the execution of a development, license and supply agreement in June 1999. Pursuant to those agreements, we developed a new product that is a sustained release formulation of Methylphenidate Hydrochloride, or MPH, which is an active ingredient used to treat Attention Deficit and Hyperactivity Disorder in children. We also agreed to allow Medeva Pharmaceuticals, Inc., now known as UCB Inc., or UCB, to package, market and sell that developed product in exchange for the exclusive right to manufacture that product for a minimum period of ten years and UCB's agreement to pay us royalties on all sales of the developed product. However, in 2003, UCB ceased both ordering the developed product from us and paying royalties. As a result, on March 28, 2004, we commenced an action for breach of contract and misappropriation of trade secrets against UCB and its affiliates in the Common Pleas Court of Montgomery County, Ohio that was then removed to the United States District Court, Southern District of Ohio. Due to the filing of Defendants' Motion to Dismiss or Transfer, however, the case was effectively stayed for over two years, at which time we elected to voluntarily dismiss the action.

        On September 1, 2006, we recommenced the action against UCB and its affiliates in the United States District Court, Western District of New York, claiming, among other things, breach of contract, tortious interference with contract and misappropriation of trade secrets in relation to our development of a sustained release formulation of MPH used to treat Attention Deficit and Hyperactivity Disorder in children. We are seeking to enforce our rights under the applicable agreements, including the 1999 development, license and supply agreement, and to obtain both monetary and equitable relief in this litigation. On September 26, 2006, UCB filed a counterclaim against us claiming, among other things, fraud, negligent misrepresentation, breach of contract and breach of warranties. UCB seeks to deny our rights under the agreements, and seeks both monetary and equitable relief in its counterclaim. We have filed a reply to the counterclaim and intend to vigorously defend the allegations therein.

        We are also involved in litigation and proceedings in the ordinary course of business. We do not believe the outcome of any such litigation, individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flows.

Corporate Information

        We are a holding company named Eurand N.V. (formerly known as Eurand B.V., and before that, Eurand Pharmaceuticals Holdings B.V.) incorporated in The Netherlands as a private company with limited liability in 1984. We were converted into a Dutch public limited liability company by notarial deed of conversion executed November 30, 2006. Our principal executive offices are located at Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands, telephone +31 20-673 2744. We have operating subsidiaries organized in the United States, Italy, France and Ireland. The address of our website is www.eurand.com. Information contained in our website does not constitute part of this prospectus.

MANAGEMENT

Directors and Senior Management

        The following table sets forth certain information about the persons we expect will serve as our directors and executive officers upon completion of this offering.

Name	Age	Position
Directors
Gearóid M. Faherty	47	Chief Executive Officer, Executive Director
Aleksandar Erdeljan (1)(2)	57	Non-Executive Director
William J. Jenkins (1)(3)	59	Non-Executive Director
Nicholas J. Lowcock (1)(2)(3)	43	Non-Executive Director
Executive Officers
Mario P. Crovetto	53	Chief Financial Officer
Konstantinos Efthymiopoulos	46	Chief Scientific Officer
John J. Fraher	41	Chief Commercial Officer
Manya S. Deehr	41	Chief Legal Officer, Secretary
Robert M. Lalley	51	Vice President of Sales and Marketing, Eurand Pharmaceuticals, Inc.

(1)
Member of the audit committee. The audit committee will be established upon the effectiveness of this registration statement.

(2)
Member of the compensation committee. The compensation committee will be established upon the effectiveness of this registration statement.

(3)
Member of the nominating and corporate governance committee. The nominating and corporate governance committee will be established upon the effectiveness of this registration statement.

    Directors

        Gearóid M. Faherty has been our Chief Executive Officer since April 1999, and he directed the Eurand business while it was owned by American Home Products Corporation, now Wyeth, since 1994. Previously, Mr. Faherty was the General Manager of the American Home Products Corporation subsidiary, Fort Dodge Animal Health, and has held positions at subsidiaries of Sterling Drug and Pfizer. Mr. Faherty completed his bachelor of science degree at University College Galway, Ireland, and has a masters degree in chemical engineering and biotechnology from the National University of Ireland.

        Aleksandar Erdeljan has been a non-executive director since July 2000. In 1989, Mr. Erdeljan participated in the leveraged buyout of R.P. Scherer Corporation and became the company's President and co-Chief Executive Officer, a position he held until January 1996. Mr. Erdeljan was appointed Chairman, President and Chief Executive Officer in January 1996, a position he held until R.P. Scherer was acquired by Cardinal Health in September 1998. Mr. Erdeljan has a degree in chemical engineering from the University of Belgrade, Yugoslavia and an M.B.A from IMD, Lausanne, Switzerland. Since September 1998, Mr. Erdeljan has been a private investor. Since August 2003, Mr. Erdeljan has served on the board of directors of NYCOMED A/S. In addition, since December 2004, Mr. Erdeljan has served as Executive Chairman of the Advisory Board of Gerresheimer Glas Gmbh.

        William J. Jenkins has been a non-executive director since July 2000. Until March 1999, Dr. Jenkins was the Head of Clinical Development and Regulatory Affairs Worldwide and a

member of the Executive Committee at Novartis Pharma AG in Switzerland. Dr. Jenkins is a consultant to the pharmaceutical industry and to private equity and venture capital firms and a non-executive director of BTG plc, Monogram Biosciences, Inc. and Evotec, AG and a member of the Scientific Advisory Boards of BBBiotech Ventures II and Nicholas Piramal India Ltd. Dr. Jenkins holds a B.A., M.D., and other advanced degrees from Cambridge University in England, as well as advanced degrees from the Royal College of Physicians, United Kingdom and from London University.

        Nicholas J. Lowcock has been a non-executive director since March 1999. Mr. Lowcock has been a managing director at Warburg Pincus International LLC since January 2000, where he is responsible for the firm's European healthcare investment activities. Prior to joining Warburg Pincus, Mr. Lowcock was a consultant at the Boston Consulting Group. Mr. Lowcock is a non-executive director of ProStrakan Group plc, and a number of private companies. Mr. Lowcock received a B.A. from Oxford University and an M.B.A. from The Wharton School at the University of Pennsylvania.

    Executive Officers

        Mario P. Crovetto joined us as Chief Financial Officer in October 1999. From 1990 to 1999, Mr. Crovetto held various positions at Recordati, including Vice President Corporate Development from 1995 to 1999, Division Manager of Diagnostics from 1993 to 1995 and Chief Financial Officer from 1990 to 1993. Additionally, he has held various positions at Montedison (Fine and Specialty Chemicals), Digital Equipment Corporation and Mobil. Mr. Crovetto holds a bachelor of science degree in economics from the Catholic University Milan and a masters degree in business economics from Harvard University.

        Konstantinos Efthymiopoulos joined us as Chief Scientific Officer in January 2006. From 2000 to 2005, Mr. Efthymiopoulos worked for Serono, based in Geneva, Switzerland, as Corporate VP, Head of New Therapies Area and Corporate VP, Head of Dermatology Therapeutic Area. He joined Serono from GlaxoWellcome in the United Kingdom, where he worked in Clinical Pharmacology, and previously he was with Farmitalia Carlo Erba, responsible for the Pharmacokinetics Analysis group and based in Milan. Dr. Efthymiopoulos has a bachelor of pharmacy degree from the University of Athens, an M.Sc. in industrial pharmacy and an M.Sc. in molecular and cellular pharmacology and medicinal chemistry as well as a Ph.D. in pharmacology (pharmacokinetics) from the University of Strasbourg. He also holds an M.B.A. from the London Business School.

        John J. Fraher has been the Chief Commercial Officer of Eurand since August 2006, the President of Eurand, Incorporated, since April 1999 and was the Vice President of Eurand, Incorporated, from 1995 to April 1999. Previously, Mr. Fraher was Production Manager at American Home Products Corporation's affiliate, Fort Dodge Laboratories, located in Ireland, and has worked at Sterling Drug in Ireland. Mr. Fraher holds a degree in biochemistry from University College Dublin, Ireland.

        Manya S. Deehr joined us as our Chief Legal Officer and Secretary in February 2007. From October 2000 to January 2007, Ms. Deehr was a partner in the business and finance practice of Morgan Lewis & Bockius LLP, where she worked exclusively with life sciences companies. Prior to joining Morgan Lewis, she was, among other things, Vice President, General Counsel and Corporate Secretary for an early-stage drug discovery company and a law clerk for the Honorable Giles S. Rich on the U.S. Court of Appeals for the Federal Circuit. She is admitted to practice in Pennsylvania, California, Colorado and the U.S. Patent and Trademark Office and before the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit.

Ms. Deehr has a law degree from the University of Wisconsin Law School and a bachelor degree in biochemical sciences from Harvard University.

        Robert M. Lalley joined our U.S. subsidiary, Eurand Pharmaceuticals, Inc., as Vice President of Sales and Marketing in March 2007. From 1997 to 2006, Mr. Lalley served as Director of National Accounts and Payer Relations at Chiron Corporation, or Chiron. Prior to joining Chiron (formerly PathoGenesis Corp.) he held the position of Director, Trade Relations and National Accounts at Scandipharm, Inc. Other previous positions held by Mr. Lalley include Director of Data Sales for Elm Services, Inc. and District Sales Manager of UBC Pharma. Mr. Lalley holds a B.S. in business management from Pepperdine University.

Board of Directors and Committees

    Composition of the Board of Directors

        Our board of directors currently consists of four directors, three of whom are non-executive directors. The CEO is the executive director. Aleksandar Erdeljan and William Jenkins are independent under the independence definition in the Netherlands Corporate Governance Code. All of our non-executive directors are independent under the independence criteria of NASDAQ; however, independence requirements for service on the audit committee is discussed below under "—Committees of the Board—Audit committee." It is our intention to add additional members to our board of directors.

        No family relationships exist among any of our directors, executive officers or key employees.

        Because Warburg Pincus will own more than 50% of the voting power of our ordinary shares after this offering, we will be considered to be a "controlled company" for the purposes of the NASDAQ listing requirements. As such, we will be permitted to elect to opt out of the NASDAQ listing requirements that would otherwise require our board of directors to be comprised of a majority of independent directors. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ corporate governance requirements.

        If we will have more than one non-executive director who will not qualify as independent under The Netherlands Corporate Governance Code, we shall explain the reason for this in our annual report in accordance with The Netherlands Corporate Governance Code.

        The directors are appointed by the general meeting of the shareholders. According to our amended articles of association that will be in effect upon completion of this offering, our directors may be elected by the vote of a majority of votes cast at a general meeting of shareholders provided that our board of directors has proposed the election. Without a board of directors proposal, directors may also be elected by the vote of a majority of the votes cast at a general meeting of shareholders if the majority represents at least one-third of our issued capital.

        According to our amended articles of association that will be in effect upon completion of this offering, shareholders may remove or suspend a director by the vote of a majority of the votes cast at a general meeting of shareholders, provided that our board of directors has proposed the removal. Our shareholders may also remove or suspend a director, without there being a proposal by the board of directors, by the vote of a majority of the votes cast at a general meeting of shareholders if the majority represents at least one-third of our issued capital.

        Under our articles of association, the internal rules for the board of directors and the board committees and Netherlands corporate law, the members of the board of directors are collectively responsible for the management, general and financial affairs and policy and strategy of our company.

        The executive director is our chief executive officer, who is primarily responsible for managing our day-to-day affairs as well as other responsibilities that have been delegated to the executive director in accordance with our articles of association and our internal rules for the board of directors. The non-executive directors supervise the chief executive officer and our general affairs and provide general advice to our chief executive officer. In performing their duties, the non-executive directors are guided by the interests of the company and shall, within the boundaries set by relevant Netherlands law, take into account the relevant interests of our shareholders. The internal affairs of the board of directors are governed by our rules for the board of directors.

        The chairman of the board is obligated to insure, among other things, that (i) each director receives all information about matters that he or she may deem useful or necessary in connection with the proper performance of his or her duties, (ii) each director has sufficient time for consultation and decision-making, and (iii) the board of directors and the board committees are properly constituted and functioning.

    Committees of the Board

        As of the effectiveness of this registration statement, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has or will have the composition and responsibilities described below.

        Audit Committee.    Our audit committee will oversee a broad range of issues surrounding our accounting and financial reporting processes and audits of our financial statements. Our audit committee will (i) assist our board of directors in monitoring the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent auditor's qualifications and independence, and the performance of our internal audit function and independent auditors; (ii) assume direct responsibility for the appointment, compensation, retention and oversight of the work of any independent registered public accounting firm engaged for the purpose of performing any audit, review or attest services and for dealing directly with any such accounting firm; and (iii) provide a medium for consideration of matters relating to any audit issues.

        Upon the completion of this offering, our audit committee will consist of Aleksandar Erdeljan (Chair), Nicholas Lowcock and William Jenkins. We believe that the composition of our audit committee will comply with the applicable rules of the SEC and the NASDAQ Global Market. The board of directors has determined that Aleksander Erdeljan is an "audit committee financial expert," as defined in the SEC rules, and satisfies the financial sophistication requirements of the NASDAQ Global Market. Aleksandar Erdeljan and William Jenkins are independent as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, and the rules of the NASDAQ Global Market as well as under the Dutch Code. In accordance with the applicable rules of the SEC and the NASDAQ Global Market, we plan to appoint a third independent director who is also an "audit committee financial expert," as defined in the SEC rules, to replace Nicholas Lowcock on our audit committee within 12 months after the completion of this offering.

        Our board of directors will adopt a written charter for the audit committee, which will be available on our website upon the completion of this offering.

        Compensation Committee.    Within the scope of the compensation policy adopted by the general meeting of shareholders, our compensation committee will review and recommend policy relating to compensation for and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives, and setting compensation of these officers based on such evaluations. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. Our compensation committee will have sole discretion concerning the administration of our stock option plans, including the selection of individuals to receive awards and the time at which awards will be granted.

        Upon the effectiveness of this registration statement, our compensation committee will consist of Nicholas Lowcock (Chair) and Aleksandar Erdeljan. In accordance with the applicable rules of the NASDAQ Global Market, our compensation committee will be comprised solely of independent directors.

        Our board of directors will adopt a written charter for the compensation committee that will be available on our website upon the completion of this offering.

        Nominating and Corporate Governance Committee.    The nominating and corporate governance committee will oversee and assist our board of directors in identifying, reviewing and recommending nominees for election as directors; evaluate our board of directors and our management; develop, review and recommend corporate governance guidelines and a corporate code of business conduct and ethics; and generally advise our board of directors on corporate governance and related matters.

        Upon the effectiveness of this registration statement, our nominating and corporate governance committee will consist of Nicholas Lowcock (Chair) and William Jenkins. In accordance with the applicable rules of the NASDAQ Global Market, our nominating and corporate governance committee will be comprised solely of independent directors.

        Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our website upon the completion of this offering.

        Our board of directors may from time to time establish other committees.

Compensation of Directors and Executive Officers

        The aggregate amount of compensation of all directors and officers as a group (seven persons in 2006) was approximately €1,514,000 in 2006. In 2006, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits for our directors and executive officers. Since 1999, we have granted options to purchase an aggregate of 3,901,449 shares to our directors and executive officers at a weighted average exercise price of €1.42 per share. These options generally vest over a four-year period. See "Operating and Financial Review and Prospects—Critical Accounting Policies—Stock-based Compensation" for a discussion of the accounting effect of these grants.

Employment Agreements

        On March 18, 1999, we entered into an employment agreement with Gearóid Faherty, our Chief Executive Officer. Under the terms of the agreement Mr. Faherty is entitled to an annual salary (as adjusted at the discretion of the Board), an annual discretionary bonus and certain perquisites, including use of a company car.

        The agreement automatically renews for an unlimited number of successive one-year periods unless it is terminated by either party upon 90 days' prior written notice. The agreement will terminate automatically upon Mr. Faherty's death or a disability that continues for more than 120 days. Mr. Faherty may terminate the agreement for good reason following a Substantial Breach (as defined in his employment agreement) that is not cured within 30 days of our receipt of notice of such breach from Mr. Faherty. In such event, Mr. Faherty would be entitled to continue to receive his base salary and health benefits under our health plans for an additional year following such termination. We may terminate Mr. Faherty's agreement with or without cause. If we terminate the agreement for cause, Mr. Faherty will receive no severance pay. If we terminate his agreement without cause, Mr. Faherty will be entitled to the same compensation as if he resigned for good reason following an uncured Substantial Breach. Notwithstanding his employment agreement, Mr. Faherty may resign at any time.

        Mr. Faherty may not compete with us or solicit our employees during the term of his employment agreement and for one additional year after his termination of employment.

        Following the completion of this offering, we intend to enter into a new employment agreement with Mr. Faherty.

Option Plan

        Our 1999 Stock Option Plan, as amended and restated on December 12, 2006, provides for the grant of options to our employees and directors and expires on December 12, 2016. The maximum aggregate number of shares with respect to which options may be granted may not exceed 7,735,224, which maximum may be adjusted upon certain changes in capital structure and with due authorization by the general meeting of our shareholders.

        Our board of directors administers the plan, selects individuals who will participate in the plan, interprets the plan, and, subject to the provisions thereof, makes all determinations relating to the plan. After the date that exemption from the application of Section 162(m) of the Internal Revenue Code ceases to apply to options, no individual may receive options under the plan with respect to more than 500,000 shares in any one year.

        The exercise price of the options is set by our board of directors at the time of grant but may not be less than the fair market value of our stock on the date of grant. The term "fair market value" is defined on any particular date as the closing price of our stock on the primary exchange on which such shares are listed and traded on the date prior to such date, or if there is no such sale on that date, then on the last preceding date on which such a sale was reported. With respect to options granted as of the consummation of this initial public offering, the term "fair market value" means the price at which shares are initially offered to the public in this offering.

        The vesting schedule and term of each option are set by our board of directors, provided no term may exceed ten years. Furthermore, our board of directors may in its sole discretion accelerate the vesting and exercisability of any option. If an option is exercisable in installments, exercise of one installment will not affect the optionee's ability to exercise unexercised installments.

        Upon exercise, the exercise price may be paid by check in euro or, for optionees employed by our U.S. subsidiary, in U.S. dollars. If paid in U.S. dollars, the exchange rate will be the rate set forth in The Wall Street Journal for the relevant day. In the discretion of our board of directors, the exercise price may be paid in either shares valued at fair market value at the time of exercise, other property having a fair market value on the date of exercise equal to the exercise price, or any other manner permitted by our board of directors.

        Options granted under the plan will be subject to equitable adjustment or substitution, as determined by our board of directors in its sole discretion, as to the number of shares, the exercise price, the price of shares or other consideration subject to such options upon the occurrence of certain changes in our capital structure, any change in applicable laws or circumstances that results in or would result in any substantial dilution or enlargement of the rights granted to or available for optionees, or any other event that otherwise warrants equitable adjustment because it interferes with the intended operation of the plan. Our board of directors may, in its sole discretion, cancel any outstanding options and pay to the optionees thereof, in cash, the value of such options based upon the price per share received or to be received by our other shareholders in the event we enter into a merger or consolidation with another corporation or entity, the sale of all or substantially all of our assets, or reorganization or liquidation.

        Immediately prior to a change of control, as defined in the plan, all outstanding unvested options will become immediately fully vested and exercisable, unless prior to the occurrence of such event our board of directors determines that such event does not constitute a change of control.

        Except as otherwise determined by our board of directors, the cessation of an optionee's employment will shorten the term of outstanding options. If, prior to exercise, the optionee's employment with us or any of our subsidiaries terminates on account of retirement pursuant to our or any of our subsidiaries' retirement plan, disability, termination by us or any of our subsidiaries without cause, or specific written consent of our board of directors, all unvested options held by such optionee will expire on the date of such termination, and all vested options held by such optionee will expire on the last day of the respective option period or the date that is three months after the date of such termination, whichever is earlier. If the optionee dies prior to the end of the option period while still employed by the Company or any of its subsidiaries or within three months of a termination described above, all unvested options held by such optionee will expire on the date of death, and all other options then held by such optionee will expire on the last day of the respective option period or one year after the date of death, whichever is earlier. If the optionee ceases employment with us or any of our subsidiaries for any other reason, all options held by such optionee, whether vested or unvested, will expire immediately upon such cessation of employment.

        Our board of directors may terminate the plan at any time and may cancel, reduce, or otherwise alter outstanding options only with the express written consent of an individual optionee, except where otherwise permitted, without regard to such optionee's consent. Our board of directors may at any time amend or suspend, and if suspended, reinstate the plan in whole or in part; provided, however, that no amendment that requires shareholder approval under applicable law may be effective unless the same shall be approved by the requisite vote of our shareholders.

Limitation on Liability and Indemnification Matters

        Under Dutch law, indemnification provisions may be included in the articles of association. Our amended articles of association that will be in effect upon the completion of this offering provide that we shall indemnify any of our directors against all adverse financial effects incurred by such person in connection with any action, suit or proceeding if such person acted in good faith and in a manner he or she reasonably could believe to be in or not opposed to our best interests. In addition, upon completion of this offering, we expect to enter into indemnification agreements with our directors and officers.

        At present, there is no pending litigation or proceeding involving any board of directors member, officer, employee or agent where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

Netherlands Corporate Governance

        On December 9, 2003, a committee commissioned by The Netherlands government published the Dutch Code. The provisions of the Dutch Code took effect on January 1, 2005 and apply to annual reports for financial years starting on or after January 1, 2004. Netherlands companies whose ordinary shares are listed on a government-recognized stock exchange must discuss compliance with the Dutch Code in their annual report. NASDAQ Global Market is a government-recognized stock exchange.

        We intend to comply with the Dutch Code. The Dutch Code contains recommended best practices. Dutch companies are not required to adopt the best practices, but, to the extent that they do not, they are required to disclose and explain in their annual report why the practices have not been adopted.

        The NASDAQ Global Market requires that entities with shares listed on the exchange comply with its corporate governance requirements; provided, however, a foreign private issuer may follow its home country practice in lieu of most of the NASDAQ governance requirements. As a foreign private issuer, we are only required to comply with certain NASDAQ governance requirements relating to audit committees, public announcements regarding audit opinions that contain a going concern qualification, execution of a listing agreement and notification to NASDAQ of material non-compliance with the listing requirements.

CERTAIN TRANSACTIONS

Transactions

        During 1999, affiliates of Warburg Pincus LLC and Gearóid M. Faherty acquired from Wyeth, in part through certain acquisition vehicles, our operating subsidiaries in a series of related transactions. The transactions were financed by sales of equity to, and loans from, Warburg Pincus and Mr. Faherty. Upon consummation of the transactions, Warburg Pincus and Mr. Faherty contributed their interests in the acquisition vehicles and our operating subsidiaries to Eurand N.V. in exchange for Series A preference shares.

        In February 2000, Warburg Pincus agreed to sell Aleksandar Erdeljan, one of our directors, Series A preference shares and a participation in its acquisition loan.

        Immediately prior to this offering, all of our outstanding Series A preference shares will convert into 32,487,940 of our ordinary shares.

Loans

    Loans from Shareholders

        In August 2003, we consolidated all of our outstanding loans from Warburg Pincus and Mr. Faherty into unsecured long-term notes repayable in a single installment in December 2010. These notes carry a cumulative interest rate of 8% per annum. On August 6, 2003, we repaid all amounts due to Mr. Erdeljan pursuant to his loan to Eurand. In December 2003, we prepaid €5.4 million to Warburg Pincus on the notes due on December 31, 2010. In October 2006, Mr. Faherty assigned to Warburg Pincus part of the amount due to him pursuant to his loan. Pursuant to this assignment, the original promissory note to Mr. Faherty was cancelled and new promissory notes were issued to Mr. Faherty and Warburg Pincus. On November 30, 2006, Warburg Pincus converted €23.0 million of loans outstanding to Eurand into Series C preference shares. See "—Agreements with Shareholders—Conversion Agreement." Contemporaneously with this offering, all of our outstanding Series C preference shares will convert into 1,745,866 of our ordinary shares based on the assumed initial public offering price of $18.00 (or €13.64) per share, the midpoint of the range set forth on the cover page of this prospectus and an assumed initial public offering date of May 8, 2007. The number of ordinary shares issuable upon conversion of the Series C preference shares will increase approximately 375 shares per day if the initial public offering date is after the assumed initial public offering date of May 8, 2007. As of December 31, 2006, the principal amount of loans payable, plus accrued and unpaid interest thereon, to Warburg Pincus and Mr. Faherty was €30.1 million. We intend to use approximately €30.1 million of the net proceeds of this offering to repay in full these shareholder loan obligations.

        In October 2005, we obtained a line of credit of €3 million from Warburg Pincus available until December 31, 2006. On December 11, 2006, the term of this facility was extended to December 31, 2007. This line of credit is unsecured and bears an interest rate of 8%. As of December 31, 2006, this line of credit had not been utilized. We expect to use a portion of the net proceeds of this offering to repay our debt under our credit facility and upon such repayment the line of credit from Warburg Pincus will be terminated.

    Loan to Mr. Faherty

        In 1999, in connection with Mr. Faherty's purchase of 1% of our Series A preference shares and his loan made to us at the date of acquisition of the Eurand entities, Warburg Pincus provided Mr. Faherty with a full recourse loan in the amount of $500,000. The loan bore interest at the rate of 5% per annum and was repayable on March 21, 2006. In October 2006, Mr. Faherty assigned to Warburg Pincus €448,552 in aggregate principal amount of the loan made by him to the company, together with interest accrued thereon in the amount of €129,162, in consideration of full payment of his loan from Warburg Pincus including all interest accrued thereon. As a result of this transaction, Mr. Faherty continues to hold a promissory note from the company in the amount of €176,000, together with interest accrued thereon in the amount of €53,000 as of December 31, 2006.

Agreements with Shareholders

    Shareholder Agreements

        In June and July 2006, we entered into shareholders' agreements with three former employees who exercised stock options granted to them during their employment. In accordance with these agreements, certain rights and transfer restrictions were imposed on the shares held by these former employees, including, but not limited to, the potential requirement to sell their shares upon a sale of more than 50% of our Series A preference shares and the right to be included in such a sale. Pursuant to our current articles of association, the transfer of their shares is subject to board approval. All three of these agreements will expire pursuant to their terms upon our initial public offering.

    Conversion Agreement

        Under the laws of The Netherlands, in order to be able to convert from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) into a public limited liability company (naamloze vennotschap) it is, among others, necessary that on a date within five months prior to the conversion our net assets (as measured under Dutch GAAP) were at least equal to our paid up and called up part of the capital according to the deed of conversion.

        Since our net assets had a substantial negative value (as measured under Dutch GAAP) in November 2006, we entered into a conversion agreement with (i) Warburg Pincus Partners LLC, in its capacity as the general partner of Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I C.V. and Warburg Pincus Netherlands Equity Partners III C.V. and (ii) Warburg, Pincus Ventures International, L.P. Under the conversion agreement, both Warburg Pincus Partners LLC and Warburg, Pincus Ventures International, L.P. agreed to convert €11.5 million of principal amount of certain loans granted to us on August 7, 2003 into equity, against the issue of one Series C preference share in our capital, with a par value of €0.01 each, to each of these entities. This conversion of loan into equity was effectuated on November 30, 2006. The additional €23.0 million of equity thus obtained increased our net assets to an amount sufficient for us to convert into a public limited liability company (naamloze vennotschap). The difference between the value of the loans converted into equity and the par value of the Series C preference shares issued is treated as additional paid-in capital. Contemporaneously with our initial public offering, and pursuant to an amendment to the conversion agreement, the holders of the Series C preference shares will exercise their rights to convert the two outstanding Series C preference shares of the Company, including the related additional paid-in capital, to ordinary shares. The conversion agreement requires that the number of ordinary shares received on conversion of the Series C preference shares will be equal to (i) the par value of Series C preference shares and the related additional paid-in capital, plus an additional amount equal to 8% per annum of the par value and related additional paid-in capital (pro rata and compounded semi-annually) from the date of issue of the Series C preference shares to the date of conversion, (ii) divided by the initial public offering price.

    Investors Rights Agreement

        Information regarding the investors rights agreement between the company and Warburg Pincus is set forth under "Description of Share Capital."

Agreements with Directors and Officers

    Employment Agreements

        Information regarding the employment agreement with Mr. Gearóid M. Faherty is set forth under "Management—Employment Agreements."

    Indemnification Agreements

        Upon completion of this offering, we expect to enter into indemnification agreements with our officers and directors.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table presents information regarding the beneficial ownership of our ordinary shares as of March 31, 2007 (after giving effect to the conversion of all outstanding Series A preference shares into 32,487,940 ordinary shares and the conversion of all outstanding Series C preference shares into 1,745,866 ordinary shares) and as adjusted to reflect the sale of the 7,000,000 ordinary shares sold pursuant to this offering, by:

  •
  each person, or group of affiliated persons, who is known by us to own beneficially more than 5% of our outstanding ordinary shares;

  •
  Warburg, Pincus Equity Partners, L.P., including two affiliated partnerships, Warburg, Pincus Ventures International, L.P., and Gearóid M. Faherty, the potential selling shareholders;

  •
  each member of our senior management named herein;

  •
  each of our directors; and

  •
  all of our directors and members of our senior management as a group.

        We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, these rules include ordinary shares issuable pursuant to the exercise of stock options or warrants or conversion of convertible notes that are either immediately exercisable or convertible, or exercisable or convertible within 60 days of March 31, 2007. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and dispositive authority with respect to all shares shown as beneficially owned by them.

        The percentage of beneficial ownership set forth in the following table is based upon 36,573,492 ordinary shares outstanding as of March 31, 2007 (after giving effect to the conversion of all of our outstanding Series A preference shares into 32,487,940 ordinary shares and the conversion of all of our outstanding Series C preference shares into 1,745,866 ordinary shares), and 43,573,492 ordinary shares outstanding after the completion of this offering.

        Each $1.00 increase in the assumed initial public offering price of $18.00, or €13.64, per share would decrease the number of shares issued upon conversion of the outstanding Series C preference shares by 91,888. Each $1.00 decrease in the assumed initial public offering price of $18.00, or €13.64, per share would increase the number of shares issued upon conversion of the outstanding Series C preference shares by 102,698. The number of ordinary shares issuable upon conversion of the Series C preference shares will increase approximately 375 shares per day if the initial public offering date is after the assumed initial public offering date of May 8, 2007.

        Unless otherwise indicated, the address for each listed shareholder is c/o Eurand N.V., Olympic Plaza, Fred. Roeskestraat 123, 1076 EE Amsterdam, The Netherlands. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting power and investment power with respect to all ordinary shares.

	Number of Shares Beneficially Owned		Percentage Beneficially Owned
Name and Address of Beneficial Owner	Before the Offering	After the Offering	Before the Offering	After the Offering
Warburg, Pincus Equity Partners, L.P. (1)(2)	16,849,267	16,849,267	46.1%	38.7%
Warburg, Pincus Ventures International, L.P. (1)(2)	16,849,265	16,849,265	46.1%	38.7%
Aleksandar Erdeljan (3)	225,394	225,394	*	*
Gearóid M. Faherty (2)(4)	2,972,467	2,972,467	8.0%	6.8%
William J. Jenkins (5)	15,000	15,000	*	*
Nicholas J. Lowcock (6)	33,698,532	33,698,532	92.1%	77.3%
Mario P. Crovetto (7)	543,389	543,389	1.5%	1.2%
Konstantinos Efthymiopoulos (8)	17,708	17,708	*	*
John J. Fraher (9)	543,389	543,389	1.5%	1.2%
Manya S. Deehr	*	*	*	*
Robert M. Lalley	*	*	*	*
All directors and senior management as a group (9 persons)	38,015,879	38,015,879	99.7%	84.2%

*
Less than 1%

(1)
Warburg, Pincus Equity Partners, L.P. includes two affiliated partnerships, Warburg, Pincus Netherlands Equity Partners I C.V. and Warburg, Pincus Netherlands Equity Partners III C.V., or, together, WPEP. Warburg Pincus Partners LLC, or WP Partners, is the general partner of each of WPEP and Warburg, Pincus Ventures International, L.P., or WPVI. Each of WPEP and WPVI is managed by Warburg Pincus LLC, or WP LLC. Charles R. Kaye and Joseph P. Landy are the managing general partners of Warburg Pincus & Co., or WP, the sole member of WP Partners, and managing members of WP LLC and may be deemed to control both entities. Each of Mr. Kaye and Mr. Landy disclaims beneficial ownership of all shares owned by Warburg Pincus entities. WPEP, WPVI, WP Partners, WP and WP LLC are collectively referred to in this prospectus as Warburg Pincus. The address of the Warburg Pincus entities is 466 Lexington Avenue, New York, New York 10017.

(2)
Assumes no exercise of the underwriters' over-allotment option. WPEP, WPVI and Gearóid M. Faherty have each granted the underwriters a 30-day option to purchase 425,000, 425,000 and 200,000 additional ordinary shares, respectively, or a total of 1,050,000 additional ordinary shares, they hold to cover over-allotments, if any. In the event the over-allotment option is exercised in full, WPEP will beneficially own 16,424,267 ordinary shares, or 37.7% of the ordinary shares after this offering. In the event the over-allotment option is exercised in full, WPVI will beneficially own 16,424,265 ordinary shares, or 37.7% of the ordinary shares after this offering. In the event the over-allotment option is exercised in full, Gearóid M. Faherty will beneficially own 2,772,467 ordinary shares, or 6.3% of the ordinary shares after this offering.

(3)
Includes fully vested options to purchase 15,000 ordinary shares issued under our stock option plan.

(4)
Includes fully vested options to purchase 432,500 ordinary shares issued under our stock option plan.

(5)
Includes fully vested options to purchase 15,000 ordinary shares issued under our stock option plan.

(6)
Mr. Lowcock, one of our directors, is a managing director and member of WP LLC. All shares indicated as owned by Mr. Lowcock are included because of his affiliation with the Warburg Pincus entities. Mr. Lowcock disclaims beneficial ownership of all shares owned by the Warburg Pincus entities. Mr. Lowcock's address is 28 King Street, St. James's, London, SW1Y 6QW, United Kingdom.

(7)
Represents fully vested options to purchase 543,389 ordinary shares issued under our stock option plan.

(8)
Includes fully vested options to purchase 17,708 ordinary shares issued under our stock option plan.

(9)
Represents fully vested options to purchase 543,389 ordinary shares issued under our stock option plan.

        As of January 31, 2007, one Series C preference share, 16,186,728 Series A preference shares and 13,845 ordinary shares were held by four U.S. residents.

DESCRIPTION OF SHARE CAPITAL

General

        The following description of all of the material terms of our share capital is qualified in all respects by reference to our articles of association, which have been filed with the Register of the Chamber of Commerce and Industry in Amsterdam, The Netherlands and as an exhibit to the registration statement incorporating this prospectus.

        Currently, our authorized share capital consists of 64,999,998 Series A preference shares, par value €0.01, 65,000,000 Series B ordinary shares, par value €0.01 and two Series C preference shares, par value €0.01. As of January 31, 2007, there were 2,339,686 Series B ordinary shares outstanding, 32,487,940 Series A preference shares outstanding and two Series C preference shares outstanding, which were held of record by nine shareholders. Each Series A preference share will be converted into one ordinary share immediately prior to the consummation of this offering.

        Effective immediately prior to the closing of this offering and after giving effect to amendments to our articles of association, our authorized share capital will consist of 130,000,000 ordinary shares, par value €0.01 per share. Upon the completion of the offering and after giving effect to the conversion of our Series C preference shares outstanding into 1,745,866 ordinary shares (based on the midpoint of the estimated range shown on the cover page of this prospectus) there will be 43,573,492 ordinary shares outstanding.

        See "Risk Factors—Risks Related to This Offering—Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P. and their affiliates, our major shareholders, will control approximately 77.3% of our ordinary shares after this offering, and this concentration of ownership may deter a change in control or other transaction that is favorable to our shareholders" for more information on the effects of this concentration of ownership.

Form of Ordinary Shares

        Pursuant to our articles of association, our ordinary shares may be held only in registered form. All of our ordinary shares are registered in a register kept by us and on our behalf by our transfer agent. Transfer of registered shares requires a written deed of transfer and the acknowledgement by the Company. Immediately prior to the consummation of this offering, our ordinary shares will be freely transferable.

Issuance of Ordinary Shares

        Our articles of association provide that a general meeting of shareholders can approve the issuance of ordinary shares or rights to subscribe for ordinary shares, but only in response to a proposal for such issuance submitted by the board of directors specifying the price and further terms and conditions. In the alternative, the shareholders may designate to our board of directors authority to approve the issuance and price of issue of ordinary shares. The delegation may be for any period of up to five years and must specify the maximum number of ordinary shares that may be issued. When our articles of association were amended on November 30, 2006, pursuant to the deed of conversion, our board of directors was designated as the corporate body with the power to issue and/or grant rights to subscribe for ordinary shares with respect to a maximum of additional ordinary shares for such number of shares as shall be permitted by authorized capital from time to time for a period of five years, until November 30, 2011. In a general meeting of shareholders of the Company to be held prior to the closing of this offering, a proposal will be submitted to the general meeting of shareholders (i) to cancel the aforementioned designation of our board of directors to issue shares and (ii) to grant irrevocable authorization to our board of directors for a period of five years from the date of that meeting to issue such number of shares in the capital of the Company as shall be permitted by the authorized capital of the Company from time to time.

Pre-emptive Rights

        Our articles of association provide that, unless limited or excluded by our shareholders or board of directors as described below, holders of ordinary shares have a pro rata pre-emptive right to subscribe for any ordinary shares that we issue, except for ordinary shares issued for noncash consideration or ordinary shares issued to our employees. Shareholders may limit or exclude pre-emptive rights. Shareholders may also delegate the power to limit or exclude pre-emptive rights to our board of directors with respect to ordinary shares, the issuance of which has been authorized by our shareholders. When our articles of association were amended on November 30, 2006, pursuant to the deed of conversion, our board of directors was designated as the corporate body with the power to limit or exclude pre-emptive rights for a period of five years, until November 30, 2011. In a general meeting of shareholders of the Company to be held prior to the closing of this offering, a proposal will be submitted to the general meeting of shareholders (i) to cancel the aforementioned designation of our board of directors to exclude or restrict the pre-emptive rights of existing shareholders with respect to any such issuance and (ii) to grant irrevocable authorization to our board of directors for a period of five years from the date of that meeting to restrict or exclude the pre-emptive rights with respect to any issuance of shares.

Repurchase of Our Ordinary Shares

        Our articles of association provide that we will be able to acquire our ordinary shares, subject to certain provisions of the law of The Netherlands, if the following conditions are met:

  •
  a general meeting of shareholders has authorized our board of directors to acquire the ordinary shares, which authorization may be valid for no more than 18 months and shall stipulate the number of shares that may be acquired and the upper and lower limit of the price of acquisition;

  •
  our equity, after deduction of the price of acquisition, is not less than the sum of the paid-in and called-up portion of the share capital and the reserves that the laws of The Netherlands or our articles of association require us to maintain; and

  •
  we would not hold after such purchase, or hold as pledgee, ordinary shares with an aggregate par value exceeding one-tenth of our issued share capital.

        In a general meeting of shareholders of the Company to be held prior to the closing of this offering, a proposal will be submitted to the general meeting of shareholders to grant authorization to our board of directors for a period of 18 months from the date of that meeting to acquire as many shares in the capital of the Company as is permitted by the law and our articles of association, whether through the stock exchange or by other means, for a price that is between an amount equal to nil and an amount which is not higher than 10% above the average opening price of the shares of the Company quoted on the NASDAQ Global Market on the five days immediately preceding the acquisition or, should such a quotation not exist, the average opening price of the shares of the Company quoted on the NASDAQ Global Market on the five days immediately preceding the last previous quotation on the NASDAQ Global Market.

Capital Reduction; Cancellation

        Our amended articles of association that will be in effect upon the completion of this offering will provide that shareholders may reduce our issued share capital either by canceling ordinary shares held in treasury or by amending our articles of association to reduce the par value of the ordinary shares. A resolution to reduce our capital requires the approval of at least an absolute majority of the votes cast and, if less than one-half of the share capital is represented at a meeting at which a vote is taken, the approval of at least two-thirds of the votes cast. A partial repayment of ordinary shares under the laws of The Netherlands is only allowed upon the adoption of a resolution to reduce the par value of the ordinary shares. The repayment must be made pro rata on all ordinary shares. The pro rata requirement may be waived with the consent of all affected shareholders. In some circumstances, our creditors may be able to prevent a resolution to reduce our share capital from taking effect.

General Meetings of Shareholders

        Our articles of association provide that at least one general meeting of shareholders must be held every year, not later than six months after the end of the financial year. Our amended articles of association that will be in effect upon the completion of this offering will provide that we will give notices to the holders of registered shares at least 15 days before any general meeting in a national daily newspaper in The Netherlands and abroad in at least one daily newspaper in each country in which the shares have been admitted for official quotation at our request. To attend, address the meeting and vote at a general meeting of shareholders, shareholders must inform us in writing of their intention to attend the meeting. Any general meeting of shareholders will be held in The Netherlands.

        The rights of shareholders may be changed only by amending our articles of association. Our amended articles of association that will be in effect upon the completion of this offering will provide that resolutions to amend our articles of association or to merge or demerge the Company may only be adopted by the general meeting of shareholders at the proposal of our board of directors. In that case, such proposals may be adopted by a simple majority of votes cast at the general meeting of shareholders. The following resolutions require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders:

  •
  capital reduction; and

  •
  exclusion or restriction of pre-emptive rights, or designation of the board of directors as the authorized corporate body for this purpose.

        If a proposal to amend the articles of association will be considered at the meeting, we will make available a copy of that proposal, in which the proposed amendments will be stated verbatim. An agreement to either enter into a statutory merger whereby the Company is the acquiring entity or a legal demerger must be approved by the shareholders, with certain limited exceptions.

Board Seats

        Pursuant to an Investor Rights Agreement to be entered into between Warburg Pincus and the Company in connection with this offering, the Company has agreed to use its best efforts to nominate and cause to be elected to the board of directors, upon the request of Warburg Pincus, up to two designees of Warburg Pincus for as long as Warburg Pincus owns at least 20% of the ordinary shares and one such representative for so long as Warburg Pincus owns 10% of the ordinary shares.

Voting Rights

        Our articles of association provide that each ordinary share represents the right to cast one vote at a general meeting of shareholders. All resolutions must be passed with an absolute majority of the votes validly cast in a meeting at which at least one third of the issued capital is represented except as set forth above. We are not allowed to exercise voting rights for ordinary shares we hold directly or indirectly. Any major change in the identity or character of the Company or its business must be approved by our shareholders, including:

  •
  the sale or transfer of substantially all of our business or assets;

  •
  the commencement or termination of certain major joint ventures and our participation as a general partner with full liability in a limited partnership (commanditaire vennootschap) or general partnership (vennootschap onder firma); and

  •
  the acquisition or disposal by us of a participating interest in a company's share capital, the value of which amounts to at least one-third of the value of our assets.

Adoption of Annual Accounts and Discharge of Management Liability

        Our amended articles of association that will be in effect upon the completion of this offering will provide that each year, our board of directors must prepare annual accounts within five months after the end of our financial year, unless the shareholders have approved an extension of this period for up to six additional months due to certain special circumstances recognized as such under the laws of The Netherlands. The annual accounts must be made available for inspection by shareholders at our offices within the same period. The annual accounts must be accompanied by an auditor's certificate, an annual report and certain other mandatory information. The shareholders shall appoint an accountant, as referred to in Article 393 of Book 2 of The Netherlands Civil Code to audit the annual accounts. The annual accounts are adopted by our shareholders.

        The adoption of the annual accounts by our shareholders does not release the members of our board of directors from liability for acts reflected in those documents. Any such release from liability requires a separate shareholders' resolution.

Dividends

        Our articles of association provide that dividends may in principle only be paid out of profit as shown in the adopted annual accounts. We will have power to make distributions to shareholders and other persons entitled to distributable profits only to the extent that our equity exceeds the sum of the paid and called-up portion of the ordinary share capital and the reserves that must be maintained in accordance with provisions of the laws of The Netherlands or our articles of association. The profits must first be used to set up and maintain reserves required by law and must then be set off against certain financial losses. We may not make any distribution of profits on ordinary shares that we hold. Our managing board determines whether and how much of the remaining profit they will reserve and the manner and date of such distribution and notifies shareholders.

        All calculations to determine the amounts available for dividends will be based on our annual accounts, which may be different from our consolidated financial statements, such as those included in this prospectus. Our statutory accounts have to date been prepared and will continue to be prepared under Netherlands GAAP and are deposited with the Commercial Register in Amsterdam, The Netherlands. We are dependent on dividends or other advances from our operating subsidiaries to fund any dividends we may pay on our ordinary shares; however, we have not paid cash dividends on our ordinary shares in the past and do not expect to do so in the foreseeable future. We currently intend to retain our future earnings, if any, to fund the development and growth of our business.

Liquidation Rights

        Our amended articles of association that will be in effect upon the completion of this offering will provide that if we are dissolved or wound up, the assets remaining after payment of our liabilities will be applied to pay back the amounts paid on any outstanding ordinary shares. Any remaining assets will be distributed among our shareholders, in proportion to the par value of their shareholdings. All distributions referred to in this paragraph shall be made in accordance with the relevant provisions of the laws of The Netherlands.

Limitations on Nonresidents and Exchange Controls

        There are no limits under the laws of The Netherlands, or in our amended articles of association that will be in effect upon completion of this offering, on nonresidents of The Netherlands holding or voting our ordinary shares. Currently, there are no exchange controls under the laws of The Netherlands on the conduct of our operations or affecting the remittance of dividends.

Disclosure of Insider Transactions

        Members of our board of directors and other insiders within the meaning of Section 5:56 paragraph 2 of The Netherlands Financial Services Act must report to The Netherlands Authority for the Financial Markets if they carry out or cause to be carried out, for its or their own accounts, transactions in our ordinary shares or in securities the value of which is at least in part determined by the value of our ordinary shares.

Netherlands Squeeze-out Proceedings

        If a person or company or two or more group companies within the meaning of Article 2:24b of The Netherlands Civil Code acting in concert hold in total 95% of a Netherlands public limited liability company's issued share capital by par value for their own account, the laws of The Netherlands permit that person or company or those group companies acting in concert to acquire the remaining ordinary shares in the company by initiating squeeze-out proceedings against the holders of the remaining shares. The price to be paid for such shares will be determined by the Enterprise Chamber of the Amsterdam Court of Appeal.

Choice of Law and Exclusive Jurisdiction

        Our amended articles of association that will be in effect upon the completion of this offering will provide that, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder shall be governed exclusively by the laws of The Netherlands, unless such rights or obligations do not relate to or arise out of the capacities above. Any lawsuit or other legal proceeding by and between those persons relating to or arising out of their capacities listed above shall be exclusively submitted to the courts of The Netherlands. All of our current and former directors and officers must agree in connection with any such lawsuit or other legal proceeding to submit to the exclusive jurisdiction of The Netherlands courts, waive objections to such lawsuit or other legal proceeding being brought in such courts, agree that a judgment in any such legal action brought in The Netherlands courts is binding upon them and may be enforced in any other jurisdiction, and elect domicile at our offices in Amsterdam, The Netherlands for the service of any document relating to such lawsuit or other legal proceedings.

        For more information on shareholder enforcement of civil liabilities, see "Risk Factors—Risks Related to this Offering—Your rights as a holder of ordinary shares will be governed by Dutch law and will differ from the rights of shareholders under U.S. law."

Registration Rights

        Pursuant to an Investor Rights Agreement, Warburg Pincus shall have the right to request three registrations of their ordinary shares, and three registrations on Form F-3, provided the anticipated aggregate offering price exceeds $10,000,000. In addition, Warburg Pincus is entitled to have its shares included in an unlimited number of registrations initiated by the Company, subject to customary conditions. The rights of Warburg Pincus pursuant to the Investor Rights Agreement are subject to the lock-up agreement described under "Underwriting." In general, all costs, fees and expenses of such registrations (other than underwriting discounts and commissions) will be borne by the Company. The Company has agreed to indemnify Warburg Pincus from any liability arising out of any untrue statement of material fact or any omission of a material fact in any registration statement or prospectus filed by the Company pursuant to the Investor Rights Agreement, subject to customary exceptions.

Registrar and Transfer Agent

        A register of holders of the ordinary shares will be maintained by ATC Corporate Services (Netherlands) B.V. in Amsterdam, The Netherlands, and a branch register will be maintained in the United States by Deutsche Bank Trust Company Americas, which will serve as branch registrar and transfer agent. The telephone number of ATC Corporate Services (Netherlands) B.V. is +31 20 577 1177 and of Deutsche Bank Trust Company Americas is (212) 250-1905.

Inclusion in the NASDAQ Global Market

        We have applied to list our ordinary shares on the NASDAQ Global Market, subject to official notice of issuance, under the symbol "EURX."

SHARES ELIGIBLE FOR FUTURE SALE

        Before this offering, no public market existed for our securities. After we complete this offering and after giving effect to the conversion of our Series C preference shares into 1,745,866 ordinary shares (based on the midpoint of the estimated range shown on the cover page of this prospectus), based upon the number of shares outstanding at March 31, 2007, there will be 43,573,492 ordinary shares outstanding (assuming no exercise of outstanding options to purchase ordinary shares). Of these outstanding shares, 7,000,000 sold in this offering will be freely tradable without restriction or future registration under the Securities Act of 1933, as amended, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933, as amended, may be sold only in compliance with the limitations of Rule 144 described below.

Sales of Restricted Shares

        The remaining 36,573,492 ordinary shares outstanding after this offering are deemed "restricted securities" under Rule 144.

        Essentially all of these shares are subject to lock-up arrangements that expire 180 days after the date of our final prospectus. Upon expiration of the 180-day lock-up period, all of these shares other than options granted pursuant to our stock option plan will be eligible for sale in the public market subject to the provisions of Rule 144 or Rule 701 under the Securities Act of 1933, as amended.

        On the date of this prospectus, holders of our securities, including all of our directors and members of our senior management, who in the aggregate beneficially own 37,997,136 shares (including options that are exercisable within 60 days of the date of this prospectus) have agreed that, for a period of 180 days after the date of this prospectus, they will not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any ordinary shares, or any shares convertible into or exchangeable for ordinary shares, owned directly by them or with respect to which they have the power of disposition, without the prior written consent of Deutsche Bank Securities Inc. acting on behalf of the representatives of the underwriters. This consent may be given at any time without public notice. In addition, during this 180-day period, we have also agreed not to file any registration statement for, and each of our officers and shareholders has agreed not to make any demand for or exercise any right of the registration of, any ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares without the prior written consent of Deutsche Bank Securities Inc. For a more detailed description of these provisions see "Underwriting—Lock-Up Agreements."

        In general, under Rule 144, a shareholder, including one of our affiliates, who has beneficially owned his or her restricted securities for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of 1% of the then-outstanding ordinary shares (approximately 435,735 shares immediately after this offering assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options to purchase ordinary shares) or the average weekly trading volume in our ordinary shares during the four calendar weeks preceding the date on which notice of the sale was filed under Rule 144, provided that requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, a shareholder who is not one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares immediately under Rule 144(k) without compliance with the above-described requirements under Rule 144.

        Securities issued in reliance on Rule 701 (such as ordinary shares acquired pursuant to the exercise of options granted under our stock option plan) are also restricted securities and, beginning 90 days after the date of this prospectus, may be sold by shareholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

        Shortly after this offering, we will file a registration statement under the Securities Act of 1933, as amended, covering ordinary shares reserved for issuance under our stock option plan. The registration statement will cover approximately 5,395,538 shares. Shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, unless the shares are subject to the lock-up agreements described above.

UNDERWRITING

        We and, if the underwriters exercise their over-allotment option, WPEP, WPVI and Gearóid M. Faherty, are offering our ordinary shares described in this prospectus through a number of underwriters. Deutsche Bank Securities Inc. and Lehman Brothers Inc. are the representatives of the underwriters and the joint book-running managers of this offering. We, WPEP, WPVI and Gearóid M. Faherty have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of ordinary shares listed next to its name in the following table:

Underwriter	Number of Shares
Deutsche Bank Securities Inc. (1)
Lehman Brothers Inc. (2)
Banc of America Securities LLC (3)
Lazard Capital Markets LLC (4)
Thomas Weisel Partners LLC (5)

Total

(1)
Deutsche Bank Securities Inc.'s address is 60 Wall Street, New York, New York 10005.

(2)
Lehman Brothers Inc.'s address is 745 Seventh Avenue, New York, New York 10019

(3)
Banc of America Securities LLC's address is 9 West 57th Street, New York, New York 10019.

(4)
Lazard Capital Markets LLC's address is 30 Rockefeller Plaza, New York, New York 10020.

(5)
Thomas Weisel Partners LLC's address is 390 Park Avenue, New York, New York 10022.

        The underwriting agreement provides that the underwriters' obligation to purchase ordinary shares depends on the satisfaction of the conditions contained in the underwriting agreement including:

  •
  the obligation to purchase all of the ordinary shares offered hereby (other than those ordinary shares covered by their option to purchase additional shares as described below), if any of the shares are purchased;

  •
  the representations and warranties made by us and the selling shareholders to the underwriters are true;

  •
  there is no material change in our business or the financial markets; and

  •
  we deliver customary closing documents to the underwriters.

        The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $             per share to selected dealers. The underwriters may also allow, and those dealers may re-allow, a concession of not more than $             per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The ordinary shares are offered subject to a number of conditions, including:

  •
  receipt and acceptance of the ordinary shares by the underwriters; and

  •
  the underwriters' right to reject orders in whole or in part.

Option to Purchase Additional Shares

        WPEP, WPVI and Gearóid M. Faherty have each granted the underwriters an option to purchase up to 425,000, 425,000 and 200,000 additional ordinary shares, respectively, or a total of 1,050,000 additional ordinary shares, at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales by the underwriters that exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time and from time to time, in whole or in part, within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from WPEP, WPVI and Gearóid M. Faherty in approximately the same proportion as it purchased the shares shown in the table above. WPEP, WPVI and Gearóid M. Faherty will pay the expenses associated with the exercise of the option.

        Discount and Commissions.    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us, WPEP, WPVI and Gearóid M. Faherty. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

        We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $             .

	Paid by Us	Paid by WPEP, WPVI and Gearóid M. Faherty
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Listing

        We have applied to list our ordinary shares on the NASDAQ Global Market, subject to official notice of issuance, under the symbol "EURX."

Stabilization

        In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our ordinary shares, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  syndicate covering transactions;

  •
  imposition of penalty bids; and

  •
  purchases to cover positions created by short sales.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our ordinary shares while this offering is in progress. Stabilizing transactions may include making short sales of our ordinary shares, which involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering, and the purchase of ordinary shares from us or on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked" shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our ordinary shares in the open market after the distribution has been completed to cover syndicate short positions.

        The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares as referred to above.

        A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the underwriting discount, commissions or selling concessions on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

        These activities may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result of these activities, the price of our ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

        The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the ordinary shares being offered.

Initial Public Offering Pricing

        Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be negotiated between us and the representatives of the underwriters. Among the factors to be considered in these negotiations are:

  •
  the history of, and prospects for, our company and the industry in which we compete;

  •
  our past and present financial performance;

  •
  an assessment of our management;

  •
  the present state of our development;

  •
  the prospects for our future earnings;

  •
  the prevailing conditions of the applicable U.S. securities market at the time of this offering;

  •
  market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us; and

  •
  other factors deemed relevant.

        The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Lock-up Agreements

        We, our directors and executive officers, and certain of our existing shareholders, representing an aggregate of 99.7% of our shares prior to the offering, have entered into a lock-up agreement with the underwriters. Under these agreements, subject to exceptions, we may not issue any new ordinary shares, and those holders of ordinary shares and options may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any ordinary shares or securities convertible into or exchangeable for ordinary shares, or publicly announce the intention to do any of the foregoing, without the prior written consent of Deutsche Bank Securities Inc. for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 180-day period, we have also agreed not to file any registration statement for, and each of our officers and shareholders has agreed not to make any demand for or exercise any right of the registration of, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares without the prior written consent of Deutsche Bank Securities Inc.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Deutsche Bank Securities Inc.

Indemnification

        We will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Stamp Taxes

        If you purchase shares of the ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Online Offering

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such website, or accessible through any such website, is not part of the prospectus or the registration statement of which the prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters, who will make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers that resell shares to online brokerage account holders.

Selling Restrictions

        Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers securities or has in its possession or distributes the prospectus or any other material.

European Economic Area

        In relation to each member state of the EEA that has implemented the Prospectus Directive, or a relevant member state, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, or the relevant implementation date, an offer of the securities to the public may not be made in that relevant member state prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that an offer to the public in that relevant member state of any securities may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the relevant member state:

        (a)   to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, the corporate purpose of which is solely to invest in securities;

        (b)   to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

        (c)   in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        France.    No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the securities and approved by the Autorité des marchés financiers or by the competent authority of another State of the EEA that is a contracting party to the agreement and notified to the Autorité des marchés financiers; no Securities have been offered or sold or will be offered or sold, directly or indirectly, to the public in France except to "permitted investors" consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d'investisseurs) acting for their own account, with "qualified investors" and "limited circle of investors" having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the Securities has been released, issued or distributed to the public in France except to permitted investors; and the direct or indirect resale to the public in France of any Securities acquired by any permitted investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

        The Netherlands.    The ordinary shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in The Netherlands other than to individuals or legal entities domiciled or resident in The Netherlands who are professional parties within the meaning of Section 1a, Subsection 3 of The Netherlands Exemption Regulation to The Netherlands Act on the Supervision of the Securities Trade 1995 (vrijstellingsregeling wet toezicllt effectenverkeer 1995), as amended from time to time, which includes banks, certain securities intermediaries, including dealers and brokers, insurance companies, pension funds, and certain other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

        United Kingdom.    Each underwriter acknowledges and agrees that:

          (i)  it has not offered or sold and will not offer or sell the Securities other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the securities would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000, or the FSMA, by the Issuer;

         (ii)  it has communicated or caused to be communicated, and will communicate or cause to be communicated, an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the securities only in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

        (iii)  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

        This document is being distributed only to and is directed only at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005, or the Order, or (iii) high-net-worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The securities are available only to, and any invitation, offer or agreement to subscribe for, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

        Italy.    The offering of the shares has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa), or the CONSOB, pursuant to Italian securities legislation and, accordingly, each underwriter acknowledges and agrees that the shares may not and will not be offered, sold or delivered, nor may or will copies of the shares or any other documents relating to the shares be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, or Regulation No. 11522, or (ii) in other circumstances that are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998, or the Financial Service Act, and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

        Any offer, sale or delivery of the shares or distribution of copies of the prospectus or any other document relating to the shares in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended, or the Italian Banking Law, Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation that may be imposed by CONSOB or the Bank of Italy.

        Any investor purchasing the shares in the offering is solely responsible for ensuring that any offer or resale of the shares it purchased in the offering occurs in compliance with applicable laws and regulations.

        The prospectus and the information contained herein are intended only for the use of the recipient and, unless in circumstances that are exempted from the rules on solicitation of investments pursuant to Article 100 of the Financial Service Act and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, this prospectus is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its contents.

        Italy has only partially implemented the Prospectus Directive. The provisions under the heading "European Economic Area" above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

        Insofar as the requirements above are based on laws that are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

Conflicts/Affiliates

        The underwriters and their affiliates have provided, and may in the future provide, certain financial advisory, investment banking and commercial banking services in the ordinary course of business for us and certain of our affiliates, including Warburg Pincus, for which services they receive customary fees and expense reimbursement.

        Lazard Freres & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

TAXATION

        This taxation summary addresses the material Netherlands and U.S. federal income tax consequences to U.S. shareholders in connection with the acquisition, ownership, and disposition of the ordinary shares. This summary does not discuss every aspect of taxation that may be relevant to a particular taxpayer under special circumstances or that is subject to special treatment under applicable law and is not intended to be applicable in all respects to all categories of investors. The laws upon which this summary is based are subject to change, perhaps with retroactive effect. A change to such laws may invalidate the contents of this summary, which will not be updated to reflect changes in laws. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THEIR PARTICULAR TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF ORDINARY SHARES.

Material Netherlands Tax Consequences for Holders of Ordinary Shares

        Please note that this summary does not describe the tax considerations for holders of ordinary shares if such holders and, in the case of individuals, his/her partners or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in the Company as specified in The Netherlands Income Tax Act 2001. Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company if such holder, alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, (i) holds an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) holds rights to acquire, directly or indirectly, such interest; or (iii) holds certain profit-sharing rights in that company that relate to 5% or more of the company's annual profits and/or to 5% or more of the company's liquidation proceeds. A deemed substantial interest arises if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis. Furthermore, this summary does not describe the tax considerations for holders of ordinary shares if the holder has an interest in the Company that qualifies as a "participation" for the purposes of the Netherlands Corporate Income Tax Act 1969.

    Withholding Tax

        Dividends distributed by us generally are subject to a withholding tax imposed by The Netherlands at a rate of 15%. The expression "dividends distributed by us" as used herein includes, but is not limited to:

  •
  distributions in cash or in kind;

  •
  liquidation proceeds, proceeds of redemption of ordinary shares, or proceeds of the repurchase of ordinary shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average capital paid into those shares as recognized for Netherlands dividend withholding tax purposes;

  •
  an amount equal to the par value of ordinary shares issued or an increase in the par value of ordinary shares, as the case may be, to the extent that it does not appear that a contribution has been recognized for Netherlands dividend withholding tax purposes; and

  •
  partial repayment of paid-in capital, recognized for Netherlands dividend withholding tax purposes, if and to the extent that we have net profits (zuivere winst), unless the general meeting of our shareholders has resolved in advance to make such repayment and provided that the par value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.

        If a holder of ordinary shares is resident in a country other than The Netherlands and if a double taxation convention is in effect between The Netherlands and that country, such holder of ordinary shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax.

        A recipient of a dividend that is a company, a qualifying tax-exempt pension trust or a qualifying tax-exempt organization that satisfies the conditions of the Convention between The Netherlands and the United States for the avoidance of double taxation of December 18, 1992, or the Convention, may be entitled to a reduced rate of dividend withholding tax. These conditions include but are not limited to being a resident of the United States for the purposes of the Convention, being the beneficial owner of such dividend and being qualified under Article 26 of the Convention (the so-called limitation on benefits article).

        To claim any reduced rate under the above Convention (reduction and refund procedure), the recipient must file a request with the Netherlands tax authorities, for which no specific form is available. Qualifying tax-exempt pension trusts must file form IB 96 USA for the application for relief at source from or refund of dividend tax. Qualifying tax-exempt organizations are not entitled to claim tax treaty benefits at source, and instead must file claims for refund by filing form 1B 95 USA. Copies of the forms may be obtained from the "Belastingdienst/Centrum voor facilitaire dienstverlening, Afdeling logistiek reprografisch centrum", P.O. Box 1314, 7301 BN Apeldoorn, the Netherlands or may be downloaded from the website www.belastingdienst.nl.

        Individuals and corporate legal entities that are resident or deemed to be resident in The Netherlands for Netherlands tax purposes ("Netherlands resident individuals" or "Netherlands resident entities" as the case may be), including individuals that have made an election for the application of the rules of The Netherlands Income Tax Act 2001 as they apply to residents of The Netherlands, can generally credit Netherlands dividend withholding tax against their income tax or corporate income tax liability. The same generally applies to holders of ordinary shares that are neither resident nor deemed to be resident of The Netherlands if the ordinary shares are attributable to a Netherlands permanent establishment of such nonresident holder.

        In general, we will be required to remit all amounts withheld as Netherlands dividend withholding tax to Netherlands tax authorities. However, under certain circumstances, we are allowed to reduce the amount to be remitted to Netherlands tax authorities by the lesser of:

  •
  3% of the portion of the distribution paid by us that is subject to Netherlands dividend withholding tax; and

  •
  3% of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, insofar as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above-mentioned deductions.

        Although this reduction reduces the amount of Netherlands dividend withholding tax that we are required to pay to Netherlands tax authorities, it does not reduce the amount of tax that we are required to withhold from dividends.

        Pursuant to legislation to counteract "dividend stripping," a reduction, exemption, credit or refund of Netherlands dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax cost on dividends by a transaction with another party. For application of these rules it is not a requirement that the recipient of the dividends be aware that a dividend stripping transaction took place. The Netherlands state secretary of finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

Taxes on Income and Capital Gains

        Netherlands Resident Individuals.    If a holder of ordinary shares is a Netherlands resident individual (including the non-resident individual holder who has made an election for the application of the rules of The Netherlands income tax act 2001 as they apply to residents of The Netherlands), any benefit derived or deemed to be derived from the ordinary shares is taxable at the progressive income tax rates (with a maximum of 52%), if:

  •
  the ordinary shares are attributable to an enterprise from which The Netherlands resident individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth of such enterprise, without being an entrepreneur or a shareholder, as specified in The Netherlands Income Tax Act 2001; or

  •
  the holder of the ordinary shares is considered to perform activities with respect to the shares that go beyond ordinary active asset management (normaal vermogensbeheer) or such holder derives benefits from the shares that are (otherwise) taxable as benefits from other activities (resultaat uit overige werkzaamheden).

        If the above-mentioned conditions do not apply to the individual holder of ordinary shares, the ordinary shares are recognized as investment assets and included as such in such holder's net investment asset base (rendementsgrondslag). Such holder will be taxed annually on a deemed income of 4% of the aggregate amount of his or her net investment assets for the year at an income tax rate of 30%. The aggregate amount of the net investment assets for the year is the average of the fair market value of the investment assets less the allowable liabilities at the beginning of that year and the fair market value of the investment assets less the allowable liabilities at the end of that year. A tax-free allowance may be available. Actual benefits derived from the ordinary shares are as such not subject to Netherlands income tax.

        Netherlands Resident Entities.    Any benefit derived or deemed to be derived from the ordinary shares held by Netherlands resident entities, including any capital gains realized on the disposal thereof, will generally be subject to Netherlands corporate income tax at a rate of 25.5% (a corporate income tax rate of 20% applies with respect to taxable profits up to €25,000 and 23.5% over the following €35,000, the first two brackets for 2007).

        A Netherlands qualifying pension fund is, in principle, not subject to Netherlands corporate income tax. A qualifying Netherlands resident investment fund (fiscale beleggingsinstelling) is subject to Netherlands corporate income tax at a special rate of 0%.

        Nonresidents of The Netherlands.    A holder of ordinary shares will not be subject to Netherlands taxes on income or on capital gains in respect of any payment under the shares or any gain realized on the disposal or deemed disposal of the shares, provided that:

  •
  such holder is neither a resident nor deemed to be resident in The Netherlands for Netherlands tax purposes and, if such holder is an individual, such holder has not made an election for the application of the rules of The Netherlands Income Tax Act 2001 as they apply to residents of The Netherlands;

  •
  such holder does not have an interest in an enterprise or a deemed enterprise that, in whole or in part, is either effectively managed in The Netherlands or is carried out through a permanent establishment, a deemed permanent establishment (statutorily defined term) or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the ordinary shares are attributable; and

  •
  in the event such holder is an individual, such holder does not carry out any activities in The Netherlands with respect to the ordinary shares that go beyond ordinary active asset management (normaal vermogensbeheer) and does not derive benefits from the ordinary shares that are (otherwise) taxable as benefits from other activities in The Netherlands (resultaat uit overige werkzaamheden).

    Gift, Estate and Inheritance Taxes

        Residents of The Netherlands.    Gift, estate and inheritance taxes will arise in The Netherlands with respect to a transfer of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares that is resident or deemed to be resident in The Netherlands at the time of the gift or his/her death.

        Non-residents of The Netherlands.    No gift, estate or inheritance taxes will arise in The Netherlands on the transfer of the ordinary shares by way of a gift by, or on the death of, a holder of ordinary shares that is neither resident nor deemed to be resident in The Netherlands, unless:

  •
  such holder at the time of the gift has or at the time of his/her death had an enterprise or an interest in an enterprise that, in whole or in part, is or was either effectively managed in The Netherlands or carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the ordinary shares are or were attributable; or

  •
  in the case of a gift of ordinary shares by an individual who at the time of the gift was neither resident nor deemed to be resident in The Netherlands, such individual dies within 180 days after the date of the gift while being resident or deemed to be resident in The Netherlands.

        For purposes of Netherlands gift, estate and inheritance taxes, a person that holds The Netherlands nationality will be deemed to be resident in The Netherlands if such person has been resident of The Netherlands at any time during the ten years preceding the date of the gift or the death of such person. Additionally, for purposes of Netherlands gift tax, amongst others, a person not holding Netherlands nationality will be deemed to be resident in The Netherlands if such person has been resident in The Netherlands at any time during the 12 months preceding the date of the gift.

    Other Taxes and Duties

        No Netherlands registration tax, customs duty, stamp duty or any other similar documentary tax or duty will be payable by a holder of ordinary shares in connection with holding the ordinary shares or the disposal of the ordinary shares.

Material U.S. Federal Income Tax Consequences

        The following summary is based on the U.S. Internal Revenue Code of 1986, or IRC, as amended, the Convention, existing Treasury Regulations, revenue rulings, administrative interpretations and judicial decisions (all as currently in effect and all of which are subject to change, possibly with retroactive effect). This summary applies only if you hold your ordinary shares as capital assets within the meaning of Section 1221 of the IRC. This summary does not discuss all of the tax consequences that may be relevant to holders in light of their particular circumstances. For example, certain types of investors, such as:

  •
  persons subject to the imposition of the U.S. federal alternative minimum tax;

  •
  partnerships or other pass-through entities treated as partnerships for U.S. federal income tax purposes;

  •
  insurance companies;

  •
  tax-exempt persons;

  •
  financial institutions;

  •
  regulated investment companies;

  •
  dealers in securities;

  •
  persons who hold ordinary shares as part of a hedging, straddle, constructive sale or conversion transaction;

  •
  persons whose functional currency is not the U.S. dollar; and

  •
  persons owning (directly, indirectly or constructively) 10% or more of our voting shares may be subject to different tax rules not discussed below. If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares, you should consult your tax advisor. Persons considering the purchase of the ordinary shares should consult with their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations, as well as any tax consequences arising under the laws of any state or local jurisdiction or any jurisdictions outside of the United States.

        This discussion applies to you only if you are a beneficial owner of ordinary shares and are, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation (or other entity taxable as a corporation) organized under the laws of the United States or any state of the United States (or the District of Columbia), (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust if both: (A) a U.S. court is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

        This discussion assumes that we are not, and will not become, a passive foreign investment company (as described below).

    Taxation of Dividends

        We do not currently anticipate paying any dividends. If we were to pay dividends currently, the following discussion summarizes the relevant U.S. tax consequences to you.

        The gross amount of any distribution, including Dutch withholding tax thereon, with respect to our ordinary shares (other than certain pro rata distributions of ordinary shares)

will be treated as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Subject to applicable limitations, dividends paid to noncorporate holders, in taxable years beginning before January 1, 2011, will be taxable at a maximum rate of 15%. You should consult your tax advisor regarding the availability of this preferred tax rate to your particular circumstances. Dividends paid on ordinary shares generally will constitute income from sources outside the United States and will not be eligible for the dividends received deduction to U.S. corporate shareholders.

        The amount of any distribution paid in euros will be the U.S. dollar value of the euros on the date of your receipt of the dividend, determined at the spot rate in effect on such date, regardless of whether you convert the payments into U.S. dollars. Gain or loss, if any, recognized by you on the subsequent sale, conversion or disposition of euros will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

        Subject to certain conditions and limitations, and subject to the discussion in the next paragraph, tax withheld in The Netherlands at the rate provided for in the Convention will be treated as a foreign tax that you may elect to deduct in computing your U.S. federal taxable income or credit against your U.S. federal income tax liability. Amounts paid in respect of dividends on ordinary shares will generally be treated as "passive income" for purposes of calculating the amount of the foreign tax credit available to a U.S. shareholder. Foreign tax credits allowable with respect to each category of income cannot exceed the U.S. federal income tax payable on such category of income. Any amount withheld by us and paid over to the Dutch Tax Administration in excess of the rate applicable under the Convention generally will not be eligible for credit against your U.S. federal income tax liability. However, you may be able to obtain a refund of such excess amount by filing the appropriate forms with the Dutch Tax Administration requesting such refund and providing the required information.

        Under certain circumstances, we will be allowed to reduce the amount of dividend withholding tax imposed on United States shareholders that is paid over to the Dutch Tax Administration by crediting withholding tax imposed on certain dividends paid to us. In such event, the Dutch withholding tax imposed on dividends paid to you may not be fully creditable against your United States federal income tax liability. We do not currently anticipate paying dividends. If we pay dividends in the future, we will endeavor to provide to you the information that you will need to calculate the amount of their foreign tax credit.

    Sale or Other Disposition of the Ordinary Shares

        You will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or exchange of ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and your tax basis for such ordinary shares. Such gain or loss will be a capital gain or loss and will be long-term capital gain if the ordinary shares were held for more than one year. Any such gain or loss generally would be treated from sources within the United States. If you receive euros upon a sale or exchange of ordinary shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such euros will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

    Passive Foreign Investment Company

        A non-U.S. corporation will generally be considered a "passive foreign investment company", or PFIC, for United States federal income tax purposes if either (i) 75% or more of its gross income in a taxable year is passive income or (ii) the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50%. The Company believes that it will not be considered a PFIC for United States federal income tax purposes for the current year and the Company does not expect to become a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company's income and assets and the market value of its assets (including, among others, less than 25%-owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which you held an ordinary share, certain adverse consequences could apply.

        If the Company is treated as a PFIC for any taxable year, gain recognized by you on a sale or other disposition of an ordinary share would be allocated ratably over your holding period for the ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Company became a PFIC would be taxed as ordinary income, rather than capital gains. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ordinary shares in excess of 125% of the average of the annual distributions on ordinary shares received by you during the preceding three years or your holding period, whichever if shorter, would be subject to taxation as described above. Certain elections may be available (including a mark-to-market election) to United States persons that may mitigate the adverse consequences resulting from PFIC status.

        In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or in the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to noncorporate holders would not apply.

        Backup Withholding and Information Reporting.    Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

        The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES

        We are a Netherlands company. Most of our directors and executive officers live outside of the United States. Most of the assets of our directors and most of our assets are located outside of the United States. As a result, it may not be possible to serve process on us or on such persons in the United States or to enforce judgments obtained in U.S. courts against them or us based on the civil liability provisions of the securities laws of the United States. Under our amended articles of association that will be in effect upon the completion of this offering (i) certain disputes between, among others, our shareholders and us and/or our directors must be exclusively submitted to Netherlands courts and (ii) the legal relationships between, among others, those persons are governed by the laws of The Netherlands. There is doubt as to whether Netherlands courts would enforce certain civil liabilities under U.S. securities laws in original actions. In addition, there is doubt as to whether Netherlands courts will enforce claims for punitive damage. An award rendered by a court outside of The Netherlands is recognized and enforceable in The Netherlands only under a treaty to that effect between the state of such court and The Netherlands. There is no treaty in force between The Netherlands and the United States providing for the recognition and enforcement of judgments of U.S. courts in The Netherlands. In the absence of such a treaty, Netherlands courts will not recognize and enforce judgments of U.S. courts based upon these civil liability provisions.

LEGAL MATTERS

        Willkie Farr & Gallagher LLP, New York, New York, will pass on certain matters related to the ordinary shares offered by this prospectus for us, with respect to United States laws. NautaDutilh N.V., Amsterdam, The Netherlands will pass on the validity of the ordinary shares offered by this prospectus for us and the selling shareholders, with respect to the laws of The Netherlands. The underwriters have been represented with respect to United States laws by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Eurand N.V., at December 31, 2006 and 2005 and for each of the three years in the period ending December 31, 2006, appearing in this prospectus and registration statement have been audited by Ernst & Young Accountants, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to our ordinary shares being offered by this prospectus. This prospectus, which constitutes part of that registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and the ordinary shares offered, see the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance in which a copy of a contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each of those statements being qualified in all respects by the reference.

        A copy of the registration statement, the exhibits and schedules thereto and any other document we file may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from this office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference facilities in Washington, D.C. by calling the SEC at 1-800-732-0330. Our filings with the SEC are available to the public from the SEC's website at www.sec.gov.

        Prior to this offering we were not required to file reports with the SEC. As a "foreign private issuer," we will be exempt from the rules under the Securities Exchange Act of 1934, as amended, or, the Exchange Act, prescribing the furnishing and content of proxy statements to shareholders. In addition, our officers and directors will be exempt from the rules under the Exchange Act relating to short-swing profit reporting and liability. Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act. As a foreign private issuer, we will file annual reports containing our financial statements audited by an independent public accounting firm on Form 20-F with the SEC. We are not required to file quarterly reports containing our unaudited financial data with the SEC. We will also file with the SEC, as required under Form 6-K, copies of each material document that we are required to publish, or have published, under Netherlands law, or that we have distributed to our non-U.S. shareholders. You will be able to inspect and copy such periodic reports and other information at the SEC's public reference room and the website of the SEC referred to above.

        We will also comply with our obligations under Netherlands law to prepare annual financial statements complying with the corporate law of The Netherlands and to deposit the same at the Commercial Register of the Chamber of Commerce and Industry in Amsterdam, The Netherlands.

EURAND N.V.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Eurand N.V.

We have audited the accompanying consolidated balance sheets of Eurand N.V. as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders' deficit, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eurand N.V. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Amsterdam, Netherlands
March 8, 2007
/s/ Ernst & Young
Ernst & Young Accountants

EURAND N.V.
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(In thousands of Euros)

	2006	2005
Assets
Current Assets
Cash and cash equivalents	5,810	3,423
Accounts receivable, less allowance for doubtful accounts of €283 and €183, respectively	12,587	12,571
Inventories, net of valuation reserves (Note 3)	7,655	9,171
Prepaid expenses and other current assets (Note 4)	3,764	2,215
Deferred income taxes (Note 9)	858	95

Total Current Assets	30,674	27,475
Property, plant and equipment (Note 5)	93,866	97,209
Less: Accumulated depreciation	(53,984)	(49,055)

	39,882	48,154
Goodwill (Note 6)	26,956	27,789
Other intangible assets, net of amortization of €2,402 and €1,710, respectively (Note 7)	3,976	4,740
Deferred income taxes (Note 9)	418	444
Other non current assets	1,040	1,492

Total Assets	102,946	110,094

See accompanying notes to financial statements

EURAND N.V.
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005
(In thousands of Euros, except share amounts)

		2006	2005
Liabilities and Shareholders' Deficit
Current Liabilities
Current portion of long-term debt (Note 11)		7,067	6,378
Short-term borrowings (Note 8)		221	3,474
Accounts payable		7,977	8,160
Income taxes payable (Note 9)		38	241
Deferred income taxes (Note 9)		—	127
Accrued expenses and other current liabilities (Note 10)		9,941	5,572

Total Current Liabilities		25,244	23,952

Long-term notes payable to shareholders (Note 11)		30,105	49,209
Long-term debt from banks (Note 11)		25,751	36,389
Employees severance indemnities (Note 12)		4,781	4,626
Other non-current liabilities		2,393	1,848
Deferred income taxes (Note 9)		1,939	799

Total Non-Current Liabilities		64,969	92,871

	Pro Forma Unaudited (Note 21)
Series A redeemable preference shares convertible to ordinary shares, authorized 64,999,998 and 65,000,000 shares, as of December 31, 2006 and 2005, respectively, and 32,487,940 issued and outstanding, par value €0.01 (Note 13)	—	26,844	26,844
Series C redeemable preference shares convertible to ordinary shares, authorized 2 shares, all issued and outstanding, par value €0.01 (Note 13)	—	23,000	—
Shareholders' Deficit (Note 14)
Series B ordinary shares, authorized 65,000,000 shares, 2,339,686 and 2,215,087 issued and outstanding, as of December 31, 2006 and 2005, respectively, with par value €0.01	366	23	22
Additional paid-in capital	55,349	5,848	5,913
Accumulated deficit	(45,337)	(45,337)	(40,340)
Other comprehensive income	2,355	2,355	832

Total Shareholders' Deficit	12,733	(37,111)	(33,573)

Total Liabilities and Shareholders' Deficit		102,946	110,094

See accompanying notes to financial statements

EURAND N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Euros, except share and per share amounts)

	2006	2005	2004
Product sales	69,771	63,139	74,561
Royalties	3,896	3,730	3,472
Development fees	9,182	5,386	3,214

Revenues	82,849	72,255	81,247
Cost of goods sold	(47,558)	(44,150)	(49,040)
Research and development expenses attributable to development fees	(5,590)	(3,807)	(2,501)
Other research and development expenses	(10,697)	(10,706)	(14,024)
Selling, general and administrative expenses	(14,786)	(11,537)	(12,854)
Amortization of intangibles	(727)	(720)	(962)
Restructuring and impairment charges (Note 15)	—	—	(6,864)
Other income (expense) (Note 16)	354	(973)	—

Operating income (loss)	3,845	362	(4,998)
Interest expense	(7,401)	(7,260)	(6,927)
Interest income	140	46	80
Foreign exchange gains (losses), net	12	(327)	(158)

Loss before taxes	(3,404)	(7,179)	(12,003)

Income tax expense	(1,593)	(1,100)	(5,069)

Net loss	(4,997)	(8,279)	(17,072)

Net loss per share:
Basic and diluted net loss per share	€(2.19)	€(3.74)	€(7.71)

Weighted average shares used to compute basic and diluted net loss per share	2,278,147	2,215,087	2,215,087

Pro forma net loss per Ordinary Share (Note 19):
Pro forma net loss per share, basic and diluted	€(0.14)	€(0.24)	€(0.49)

Pro forma weighted average number of shares used to compute pro forma net loss per share, basic and diluted	36,511,953	34,703,027	34,703,027

See accompanying notes to financial statements

EURAND N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT

Years ended December 31, 2006, 2005 and 2004

(In thousands of Euros)

	Series B Ordinary Shares	Additional Paid-In Capital	Accumulated Deficit	Other Comprehensive Income	Total Shareholders' Deficit
As at December 31, 2003	22	5,810	(14,989)	1,041	(8,116)

Comprehensive loss:
Net loss			(17,072)		(17,072)
Cumulative exchange translation adjustment				698	698
Change in fair value of hedge instruments (Note 14)				56	56

Comprehensive loss					(16,318)
Stock option expense (Note 14)		53			53

As at December 31, 2004	22	5,863	(32,061)	1,795	(24,381)

Comprehensive loss:
Net loss			(8,279)		(8,279)
Cumulative exchange translation adjustment				(1,586)	(1,586)
Change in fair value of hedge instruments (Note 14)				623	623

Comprehensive loss					(9,242)
Stock option expense (Note 14)		50			50

As at December 31, 2005	22	5,913	(40,340)	832	(33,573)

Comprehensive loss:
Net loss			(4,997)		(4,997)
Cumulative exchange translation adjustment				1,700	1,700
Change in fair value of hedge instruments (Note 14)				(177)	(177)

Comprehensive loss					(3,474)
Exercise of stock options (Note 14)	1				1
Stock option forfeitures (Note 14)		(65)			(65)

As at December 31, 2006	23	5,848	(45,337)	2,355	(37,111)

See accompanying notes to financial statements

EURAND N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2006, 2005 and 2004

(In thousands of Euros)

	2006	2005	2004
Operating Activities
Net loss	(4,997)	(8,279)	(17,072)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	7,881	8,977	10,553
Amortization	727	720	962
(Profit) loss on disposal of property, plant and equipment	(354)	21	50
Non-cash restructuring and impairment charges (Note 15)	—	—	4,844
Non-cash interest expense	4,315	4,079	4,086
Employees severance indemnities	860	778	721
Unrealized foreign exchange losses	643	757	(352)
Stock compensation	(65)	50	53
Deferred income taxes	468	(285)	2,017
Changes in operating assets and liabilities:
Accounts receivable	(383)	630	2,260
Inventories	1,276	(780)	654
Prepaid expenses and other current assets	(1,747)	(206)	(289)
Other non-current assets	587	(1,047)	140
Accounts payable	(90)	1,222	(1,101)
Accrued expenses and other current liabilities	4,592	(2,482)	(1,957)
Income taxes	(344)	(915)	18
Other	(21)	(313)	287

Cash provided by operating activities	13,348	2,927	5,874
Investing Activities
Purchases of property, plant and equipment	(2,744)	(2,262)	(4,619)
Disposals of property, plant and equipment	1,326	3	49
Purchase of other intangible assets	—	(210)	(3,250)

Cash used in investing activities	(1,418)	(2,469)	(7,820)
Financing Activities
Increase in long-term debt from banks	—	2,000	—
Repayment of long-term debt from banks	(6,197)	(2,725)	(5,175)
Net change in short-term borrowings	(3,181)	(21)	2,979
Exercise of stock options	1	—	—

Cash used in financing activities	(9,377)	(746)	(2,196)
Effect of exchange rates on cash and cash equivalents	(166)	104	(45)
Increase (decrease) in cash and cash equivalents	2,387	(184)	(4,187)

Cash and cash equivalents at beginning of period	3,423	3,607	7,794

Cash and cash equivalents at end of period	5,810	3,423	3,607

Supplemental disclosures:
Cash paid during the period for:
Interest	2,946	3,135	2,761
Taxes	1,252	2,224	3,096

See accompanying notes to financial statements

EURAND N.V.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Euros, except share and per share amounts)

1.    Description of Business

        Eurand N.V. (the "Company") is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies. The Company specializes in four areas: bioavailability enhancement of poorly soluble drugs, customized release, taste masking/fast-dissolving formulations, and drug targeting. Eurand is currently developing a pipeline of products based on its proprietary drug delivery technology. The Company also works with pharmaceutical and biotechnology companies to develop enhanced forms of their existing products and development compounds.

        Eurand is a global company with research, development and manufacturing facilities in Italy and the United States and an additional manufacturing facility in France.

        On November 30, 2006, the Company converted from a Dutch B.V. (a private company with limited liability) to a Dutch N.V (a public company with limited liability).

2.    Summary of Significant Accounting Policies and Basis of Presentation

        This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the accompanying consolidated financial statements. These policies are in conformity with accounting principles generally accepted in the United States and with the requirements of Regulation S-X of the U.S. Securities and Exchange Commission and have been consistently applied.

    Reclassification of Research and Development Expenses

        Commencing the year ended December 31, 2006, the Company presents separately research and development expenses attributable to development fees from other research and development expenses. Research and development expenses for 2005 and 2004 have been reclassified to conform to the 2006 presentation.

    Principles of Consolidation

        The consolidated financial statements include the Company and all entities which it controls. All acquisitions have been accounted for using the purchase method of accounting and the entities acquired have been consolidated by the Company with effect from the respective dates of acquisition. All significant intercompany accounts and transactions have been eliminated.

    Use of Estimates

        The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    Segment information

        Statement of Financial Accounting Standards ("SFAS") No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information on operating segments in interim and annual financial statements. The Company's chief operating decision maker reviews the results of operations on a consolidated basis and manages the operations of the Company as a single operating segment. Accordingly, the Company operates in one segment, which is the specialty pharmaceuticals industry.

    Cash and Cash Equivalents

        Cash equivalents consist of time deposits and other short-term, highly liquid instruments with maturities of three months or less when acquired and are stated at cost, which approximates fair value.

    Accounts Receivable

        Accounts receivable are stated at their estimated net realizable value.

    Inventories

        Inventories are stated at the lower of cost or market. Cost is determined using the weighted-average method. Elements of cost in inventories include raw materials, direct labor and manufacturing overhead. Any write-downs of inventory are recorded as an adjustment to the cost basis and included in cost of goods sold.

        During 2006, the Company adopted SFAS No. 151, Inventory Costs. SFAS No. 151 amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The effect of the adoption of SFAS No. 151 was not material to the Company's financial position or results of operations.

    Property, Plant and Equipment

        Property, plant and equipment is stated at cost and depreciated using the straight-line method over the following estimated useful lives:

Buildings	18 to 30 years
Machinery and equipment	8 to 12 years
Furniture and fittings	3 to 5 years

        Interest charges incurred during the construction of new facilities are capitalized as one of the elements of cost and are amortized over the assets' estimated useful lives. Significant capital improvements that increase an asset's life or capacity are capitalized.

    Goodwill

        Goodwill represents the excess of the purchase price over the net fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in an acquisition.

        During 2006, 2005 and 2004, the Company performed the required impairment test of goodwill and determined that there was no impairment in the periods presented. The Company operates in a single business segment, the business is managed as a single operating unit and the Company as a whole represents the only reporting unit as defined under SFAS No. 142, Goodwill and Other Intangible Assets. Accordingly, the present value of the cash flows from operations of the Company as a whole (excluding debt), discounted at rates consistent with similar enterprises is compared to the book value of the Company, in order to assess whether goodwill might be impaired. As noted above, no impairment has been indicated in the periods presented.

    Other Intangible Assets

        Other intangible assets include purchased patents, licenses and exclusive supply rights. These assets are carried at cost and amortized on a straight-line basis over the estimated useful lives of 10 to 15 years. In no case is the useful life in excess of the legal or contractual period.

    Impairment of Long-Lived Assets

        The Company assesses its long-lived assets other than goodwill (primarily property, plant and equipment and other intangible assets) for impairment whenever there is an indication that the carrying amount of an asset or group of assets may not be recoverable. Recoverability is determined by comparing the undiscounted expected cash flows from the respective asset or group of assets to its carrying value. If the carrying value is in excess of the undiscounted cash flows the Company compares the fair value of the respective asset or group of assets to the carrying value to calculate the amount of the impairment. The fair value typically is estimated with reference to the discounted cash flows attributable to the asset or group of assets.

    Short-Term Borrowings and Long-Term Debt

        Short-term borrowings and long-term debt are stated inclusive of accrued interest. Loan initiation fees relating to long-term debt are recorded as a reduction of long-term debt and are amortized over the life of the loans to interest expense using the effective interest method. Other direct costs of long-term debt, comprised primarily of professional fees, are deferred and amortized over the life of the loans to which they relate using the effective interest rate method.

    Income Taxes

        Income taxes are provided for each entity included in the consolidation in accordance with the applicable local laws. Deferred income taxes are accounted for under the liability method, in accordance with SFAS No. 109 Accounting for Income Taxes("SFAS 109"), and reflect the tax effects of all significant temporary differences, between the tax basis of assets and liabilities and their reported amounts in the financial statements, and net operating loss carry-forwards. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized.

        Investment tax credits are accounted for as a reduction in taxable income in the year in which the credit arises.

    Foreign Currency Translation

        The Company's reporting currency is the Euro. The local currency is considered the functional currency in the various countries where the Company operates. Assets and liabilities and revenues and expenses of subsidiaries located in Italy, France and Ireland are measured in Euros. With respect to the assets and liabilities and revenues and expenses of the U.S. and Swiss subsidiaries, revenues and expenses have been translated into Euros using the average exchange rate for the period and assets and liabilities have been translated using the period-end exchange rate.

        The resulting cumulative exchange translation adjustments have been recorded as a component of shareholders' deficit. Translation adjustments resulting from changes in exchange rates affecting balance sheet and income statement items amount to gains/(losses) of €1,700, €(1,586) and €698 for the periods ended December 31, 2006, 2005 and 2004, respectively, and are reported as a component of other comprehensive income.

        Realized and unrealized foreign currency transaction gains and losses are included in the determination of net loss.

    Revenue Recognition

        The Company recognizes revenue from product sales when there is persuasive evidence that an arrangement exists, delivery has occurred and title passes to the customer, the price is fixed and determinable, collectibility is reasonably assured, and the Company has no further obligations. This is normally the point at which title transfers, which generally corresponds to the date when products are shipped. The Company's policy is not to accept returned goods without proof that the returned goods are defective and as a result, historically, the value of returned goods has not been material. However, the Company monitors the level of returns and other adjustments related to sales and records a provision when historical rates of return indicate such a provision is necessary.

        Royalty revenues are recognized in proportion to the underlying sales to the end user.

        The Company also derives revenues from research and development agreements with co-development partners. Such agreements generally provide that development work is compensated at a non-refundable hourly rate for a projected number of hours. Revenue on such agreements is recognized at the hourly rate for the number of hours worked. Certain agreements contain milestone revenues and where these milestones are paid in advance and are not subject to forfeiture the revenues are deferred and subsequently recognized as income in proportion to the costs incurred for the related development phase and in accordance with the contract terms. Milestone payments based on performance are recognized when the performance criteria are met.

        Licensing agreements generally contemplate that one of Eurand's drug delivery technologies will be utilized to commercialize or produce certain pharmaceutical products and that the Company will receive certain fees pursuant to these agreements. Up-front payments related to licensing agreements are deferred and recognized ratably over the life of the agreement.

    Research and Development Expenses

        Research and development costs are expensed as incurred. Research and development expenses are of two types which are reported as separate line items in the statement of operations: firstly, research and development expenses attributable to co-development contracts for which we receive fees from collaborators; and secondly, expenses attributable to projects undertaken to research and develop products and technologies on our own behalf. Research and development expenses consist of direct costs and allocated overheads. Allocated overheads include facilities costs, salaries, other related personnel costs and patent costs. Direct costs include the cost of materials and costs related to clinical trials and pre-clinical studies. Expenses resulting from clinical trials are recorded when incurred based in part on estimates as to the status of the various trials.

    Accounting for Stock Based Compensation

        The Company has a stock-based employee compensation plan which is described more fully in Note 14. On January 1, 2006, we adopted the provisions of SFAS No. 123R, Share-Based Payment, as supplemented by the interpretation provided by SEC Staff Accounting Bulletin (SAB) No. 107, issued in March 2005. We have implemented the prospective application transition method of adoption and, as such, prior-period financial statements have not been restated. Under this method, the fair value of all stock options granted or modified after adoption must be recognized in the consolidated statement of operations. Whereas, total compensation cost related to awards already granted at the date of adoption continue to be accounted for under the methods of valuation and expensing used prior to adoption, which are described below. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow.

        Prior to January 1, 2006, we accounted for stock options under Accounting Principle Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, an elective accounting policy permitted by SFAS No. 123. Under this standard, the excess of the underlying stock price over the exercise price on the measurement date is recognized as compensation expense. Because the exercise price of all our stock options granted after 2000 was set equal to the market price on the date of the grant (which was the measurement date), we did not record any expense to the consolidated statement of operations related to stock options, (unless certain original grant date terms were subsequently modified).

        Refer to Note 14 for the impact of adoption of SFAS No. 123R on our accounting for stock options.

    Derivatives and Hedging Activities

        SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that do not qualify for hedge accounting must be adjusted to fair value through earnings. If the derivative meets hedge accounting, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in the fair value of the underlying assets and liabilities, through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

        On August 6, 2003, the Company obtained a financing facility from a bank which carried a floating rate of interest based on interest rate base rates (see Note 11). The Company was required by the Lender to enter into interest rate swap contracts to hedge the effect of changes in base interest rates on cash flows related to the facility so that interest payments would be equivalent to those on a fixed rate loan. These contracts qualified as cash flow hedge instruments under SFAS No. 133. In the years ended December 31, 2006, 2005 and 2004, changes in the fair value of the hedge instruments, to the extent the hedge is effective, were recorded in Other Comprehensive Income. The obligation to continue this hedging activity lasts until the underlying debt obligation expires in 2009. To the extent that these hedges may have been ineffective, changes in the fair value of the hedge instruments are included in interest expense in the statement of operations. The ineffective portion recognized in the statement of operations during the years ended December 31, 2006, 2005, and 2004 was not material.

        The Company enters into forward exchange contracts to hedge receivables and payables denominated in US dollars. These contracts do not meet the criteria for hedge effectiveness and, accordingly, they are adjusted to fair value through income. During the years ended December 31, 2006, 2005 and 2004, the Company recognized a net gain and (losses) of €498, €(262) and €(396), respectively, in foreign exchange in the statement of operations, related to these hedging activities. The gains and losses have been recorded in foreign exchange gains (losses) in the statement of operations.

    Statement of Cash Flows

        Short-term borrowings arise primarily under the Company's short-term lines of credit with its banks. These short-term obligations are payable on demand. The cash flows from these items are included under the caption "Net change in short-term borrowings" in the Consolidated Statements of Cash Flows.

    Shipping and Handling Costs

        Shipping and handling costs on product sales are classified in Selling, General and Administrative Expenses and amount to €543, €529 and €641 for the years ended December 31, 2006, 2005 and 2004, respectively.

    Per Share Information

        In addition to historical basic and diluted loss per share, we present basic and diluted per share information on a pro forma basis, giving consideration to the expected conversion of the Series A and Series C preference shares into Series B ordinary shares. Pro forma basic earnings per share is based upon the weighted average number of Series B ordinary shares outstanding, assuming conversion of the Series A and Series C shares. Pro forma diluted earnings per share is based upon the weighted average number of shares used to calculate basic earnings per share and dilutive potential shares outstanding. Dilutive potential ordinary shares could result from the assumed exercise of outstanding stock options, which are included under the treasury stock method when the impact is dilutive.

    Government grants

        The Company receives grants from governmental entities to subsidize certain investments in plant and equipment and research and development expenditures. Grants are recognized when earned and there is no remaining risk of repayment. There is no remaining risk of repayment when the grant conditions are met or when there is no doubt that these conditions will be met in the future. Grants relating to plant and equipment are recorded as a reduction of the cost of the related assets. Grants relating to research and development expenditure are recorded as a reduction of the corresponding expenses in the statement of operations.

        During 2006, 2005 and 2004, the Company recognized government grants relating to plant and equipment for €25, €nil and €131, respectively, and relating to research and development expenditure for €396, €666 and €155, respectively.

    Recent Accounting Developments

        In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold to meet before a tax position is being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings and other accounts as applicable. The Company has not determined the effect, if any, the adoption of FIN 48 will have on the Company's financial position and results of operations.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 will be effective for fiscal years beginning after November 15, 2007. We have not yet evaluated the potential impact of adopting SFAS No. 157 on our consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. SFAS No. 159 permits an entity, at specified election dates, to choose to measure certain financial instruments and other items as fair value. The objective of SFAS No. 159 is to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for accounting periods beginning after November 15, 2007. We have not yet evaluated the potential impact of adopting SFAS No. 159 on our consolidated financial statements.

3.    Inventories, net of valuation reserves

	December 31, 2006	December 31, 2005
Raw materials	2,849	3,905
Work in progress	2,552	1,802
Finished goods	2,254	3,464

	7,655	9,171

        Valuation reserves were €478 and €576 as of December 31, 2006 and 2005, respectively.

4.    Prepaid expenses and other current assets

	December 31, 2006	December 31, 2005
Deferred initial public offering costs	1,918	—
Prepayments	1,020	1,216
Recoverable amounts for income taxes	181	322
Recoverable amounts for other taxes	546	452
Deferred financing fees	99	225

	3,764	2,215

        Deferred initial public offering costs represent specific incremental costs relating to external counsel and professional advisors incurred as of December 31, 2006 for the Company's planned initial public offering. These costs will be offset against the additional paid-in capital from the proceeds of the initial public offering when this offering is consummated or charged to expense if this offering is unsuccessful.

5.    Property, Plant and Equipment

	December 31, 2006	December 31, 2005
Land	1,739	1,768
Buildings	30,649	33,094
Machinery and equipment	55,556	56,755
Furniture and fittings	4,879	5,107
Construction in progress	1,043	485

	93,866	97,209
Accumulated depreciation	(53,984)	(49,055)

	39,882	48,154

        Interest expense capitalized in property, plant and equipment in the years ended December 31, 2006, 2005, and 2004 amounted to €26, €21 and €25, respectively.

6.    Goodwill

        There were no goodwill impairments during the year. Changes in the carrying value of goodwill are as follows:

As at December 31, 2004	26,944
Exchange translation	845

As at December 31, 2005	27,789
Exchange translation	(833)

As at December 31, 2006	26,956

7.    Other Intangible Assets

	As of December 31, 2006			As of December 31, 2005
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents	1,666	(814)	852	1,711	(579)	1,132
Licenses	1,462	(830)	632	1,489	(698)	791
Exclusive supply rights	3,250	(758)	2,492	3,250	(433)	2,817

Total	6,378	(2,402)	3,976	6,450	(1,710)	4,740

        Amortization of patents, licenses and exclusive supply rights amounted to €727, €720 and €962 for the years ended December 31, 2006, 2005, and 2004, respectively. There were no acquisitions of patents, licenses or exclusive supply rights during 2006.

        During 2005, the Company made a payment of €166 as part of an agreement to obtain a technology license from a third party. The amount was capitalized and is being amortized over the remaining life of the license agreement of 7 years.

        During 2005, the Company acquired two patents at a combined cost of €44. This amount was capitalized and is being amortized over the period in which the patents are expected to provide protection from competition, estimated at 15 years for both patents.

        During 2004, the Company assessed patents relating to one of its technologies to have become impaired (see Note 15).

        During 2004, the Company paid €3,250 to acquire an exclusive manufacturing and supply arrangement from another pharmaceutical company. The amount has been capitalized and is being amortized over the economic life of the supply arrangement, currently estimated to be 10 years.

        As of December 31, 2006, the weighted average amortization periods for patents, licenses and exclusive supply rights were 10.2 years, 12.8 years and 10.0 years, respectively.

        Estimated amortization charges for the next five years are as follows:

Estimated amortization charge
2007	724
2008	644
2009	618
2010	431
2011	395
Thereafter	1,164

3,976

8.    Short-Term Borrowings

        At December 31, 2006, the Company had lines of credit amounting to €11,730 of which none were utilized. Lines of credit of €8,730 are from banks and are callable on demand. In October 2005, the Company obtained a line of credit of €3,000 from the Company's major shareholders, affiliates of Warburg Pincus LLC (hereinafter "Warburg Pincus"). This line of credit is available until December 31, 2007 and has not been utilized as of December 31, 2006. All lines of credit are unsecured.

        At December 31, 2006 and 2005, short-term borrowings included debt of €221 and €424, respectively, carrying interest of 5% per annum.

9.    Income Taxes

        Dutch and foreign book income (losses) before the provision for income taxes are as follows:

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Netherlands	65	(103)	291
Foreign	(3,469)	(7,076)	(12,294)

	(3,404)	(7,179)	(12,003)

        Significant components of the provision for income taxes are as follows:

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Current	(1,125)	(1,309)	(3,052)
Deferred	(468)	209	(2,017)

Income tax benefit (expense)	(1,593)	(1,100)	(5,069)

        A reconciliation between income taxes computed at the Dutch statutory tax rate of 29.6% (31.5% and 34.5% for the years ended December 31, 2005 and 2004, respectively) and the effective income tax provision is as follows:

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Income tax benefit at the Dutch statutory tax rate	1,008	2,261	4,141
Effect of Italian IRAP	(885)	(759)	(771)
Aggregated effect of different foreign tax rates	213	260	(23)
Permanent differences:
Non deductible expenses	(201)	(105)	(107)
Non-taxable items	8	16	104
Changes in foreign tax rates	(190)	(141)	(220)
Foreign taxes not deductible	(30)	(53)	(27)
R&D tax incentive	—	—	413
Effect of the revaluation of fixed assets in Italy	—	—	243
Other	(84)	70	(155)
Change in valuation allowance	(1,432)	(2,649)	(8,667)

Effective income tax provision	(1,593)	(1,100)	(5,069)

        The Italian "IRAP" tax is a regional tax on productive activities, and has a statutory rate of 4.25%. The IRAP tax is not deductible for corporate tax purposes. The IRAP tax base is similar to the corporate tax base, however does not permit a deduction for labor and interest.

        In 2003, a law was enacted in Italy to encourage investment in research and development. A benefit is available for qualifying R&D expenses incurred in 2004 over and above the average qualifying expense of the three preceding years. The Company recognized a related tax benefit of approximately €413 in 2004.

        An Italian tax law was enacted in 2003 which permitted an entity to revalue certain assets, provided that a tax payment on the revaluation (at the rate of 19% for depreciable assets and 15% for non depreciable assets) was made. This tax liability can be paid over a three year period. As the revalued assets are depreciated or disposed of in the future, the tax benefit on the revaluation will be realized at the statutory tax rate of 37.25% in 2004 and thereafter. In 2004, the Company revalued its assets by €5,724 and recognized a tax liability on the revaluation in the amount of €1,088. In the financial statements for the year ended December 31, 2004, tax of €1,088 attributable to the revaluation at the rate of 19% was recognized in the statement of operations as a provision for current income tax, a deferred tax asset was recognized in the amount of €2,189 to account for the tax effects of the temporary differences in book and tax basis of the assets and a deferred tax liability of €858 was recognized to account for the income taxes that will have to be paid upon distribution of the revaluation reserve. The balance of these three amounts of €243 represents a permanent tax difference.

        The components of deferred income tax assets and liabilities at December 31, 2006 and 2005 are as follows:

	December 31, 2006	December 31, 2005
Deferred tax assets:
Property, plant and equipment	3,521	4,403
Intangible assets	569	1,220
Inventory	201	172
Accrued expenses	264	282
Deferred revenues	1,234	592
Accrued interest expense	2,752	1,699
Deductible stock compensation	660	805
Tax Credits	289	—
Net operating loss carry-forwards	10,132	10,116
Other	321	66

Total deferred tax assets	19,943	19,355
Less: valuation allowance	(18,210)	(16,758)

Deferred tax assets net of valuation allowance	1,733	2,597
Deferred tax liabilities:
Property, plant and equipment	(1,441)	(1,875)
Intangible assets	(659)	(474)
Unrealized gain on derivatives	(257)	(344)
Other	(39)	(291)

Total deferred tax liabilities	(2,396)	(2,984)

Net deferred tax liabilities	(663)	(387)

        In 2004, the Eurand entities in Italy became "loss companies" as a result of losses incurred in that year which exceeded the cumulative profits in the previous two years. As a result, management assessed the available evidence to determine whether a valuation allowance should be recognized against the net loss carry-forwards and gross deductible temporary differences in these companies. Cumulative losses in recent years represent significant negative evidence that would be difficult to overcome in evaluating whether a valuation allowance is needed, and expectations as to future taxable income would rarely be sufficient to overcome the negative evidence of recent cumulative losses. Management has determined that other positive evidence (such as availability of tax carry-backs and tax-planning strategies) is not available or insufficient to remove the uncertainty regarding the recoverability of these deferred tax assets. Accordingly, as of December 31, 2004, the Company recognized a valuation allowance for an amount of €6,405 for net loss carry-forwards ("NOLs") and gross deductible temporary differences to the extent that these do not offset taxable temporary differences that are expected to reverse against these deferred tax assets. At December 31, 2006, the Eurand entities in Italy had NOLs amounting to approximately €5,934, of which €3,190 expire in 2010, and the remainder in 2011.

        In addition, at December 31, 2006, the Company had NOLs in the Netherlands amounting to approximately €1,572 which expire in 2011, in the United States amounting to approximately €20,500 ($26,999,000) which expire in 2019 through 2025, and in Switzerland amounting to €295 (SFr 474,000) expiring in 2011 through 2013. The Company has established a valuation allowance for NOLs to the extent that these do not offset taxable temporary differences that are expected to reverse against these NOLs.

        There were no undistributed earnings of the Company's foreign subsidiaries at December 31, 2006 and 2005 that would be subject to income taxes.

10.    Accrued Expenses and Other Current Liabilities

	December 31, 2006	December 31, 2005
Accrued expenses	1,915	1,988
Accrued initial public offering costs	1,532	—
Deferred revenues	1,373	304
Accrued costs for termination of operating lease	150	305
Social Security and other contributions	1,080	1,071
Taxes, other than income taxes	811	772
Accrued employee compensation	3,080	1,132

	9,941	5,572

11.    Long-Term Notes Payable to Shareholders and Other Debt

Long-Term Notes Payable to Shareholders

        In October 2006, Mr. Faherty assigned to Warburg Pincus €449 in aggregate principal amount of the loan made by him to the Company, together with interest accrued thereon in the amount of €129, in consideration of full payment of his loan from Warburg Pincus including all interest accrued thereon. As a result of this transaction, Mr. Faherty continues to hold a promissory note from the Company as shown below.

        On November 30, 2006, the Company entered into an agreement ("Loan Conversion Agreement") with its majority shareholder Warburg Pincus to convert €23,000 of the Company's outstanding debt with Warburg Pincus into two Series C redeemable preference shares. See Note 13 for additional information.

        Long-term debt payable to shareholders, including accrued interest, consisted of the following:

	December 31, 2006	December 31, 2005
Warburg Pincus	29,876	48,456
Mr. Gearoid Faherty (CEO)	229	753

	30,105	49,209

        These notes are unsecured, carry cumulative interest at a fixed rate of 8% per annum and are repayable in a single installment in December 2010. Accrued interest payable to the CEO totaled €53 and €129 at December 31, 2006 and 2005, respectively. Interest of €129 was paid during 2006, and no interest has been paid in each of the two years ended December 31, 2005.

Long-Term Debt From Banks

        In 2003, the Company entered into an agreement with a bank ("the Lender") to obtain borrowings of up to €53,900, net of financing fees, under a new senior credit facility divided in four tranches. The Company immediately drew down three of the tranches amounting to €48,900 of loan principal net of financing fees due to the Lender. Of this amount two tranches were denominated in US Dollars and one in Euro. On September 30, 2004, the Company made a prepayment of principal amounting to €5,072 as permitted under the agreement. At the same date the Company redenominated the Euro portion of the debt into US dollars. The final tranche of €5,000 comprised a revolving credit facility which was never utilized and which the Company cancelled on March 9, 2005.

        The main operating subsidiaries of the Company are jointly and severally liable for the debt. The Company has pledged as collateral the shares of the group companies held by Eurand N.V. and the real estate of the Italian and U.S. subsidiaries. The tranches are payable from December 2004 to June 2010. The tranches accrue interest at different rates depending on the repayment schedule and the currency in which they are denominated. The interest rates were defined with reference to Euribor (European Inter-Bank Overnight rate) and Libor (London Inter-Bank Overnight rate) which may vary over time. However, the Lender required in the agreement that all parts of the facilities must be hedged against changes in interest rates, so that in substance and in accordance with our accounting policy on Derivatives and Hedging Activities (Note 2), interest is accrued on a fixed rate basis.

        The Company must adhere to certain financial covenants on a quarterly basis which include maintaining appropriate levels of: senior debt to annualized earnings before interest, taxes, depreciation and amortization ("EBITDA"); minimum annualized EBITDA to annualized senior interest; cash flow before finance costs to debt service; and capital expenditures (all as defined in the agreement). The payment of dividends is not permitted under the terms of the agreement. In addition, the facilities are cancelable and any outstanding balances are immediately due on a change in control or the sale of substantially all the business or assets of the Company.

        At December 31, 2004, the Company did not meet two of the original financial covenants. On March 9, 2005, the Company renegotiated the original covenants for the quarter ended December 31, 2004 and the subsequent four quarters ("revised covenants"). As part of the renegotiation, the revolving credit facility was cancelled. On October 9, 2005, in expectation of a breach of the revised covenants, the Company again renegotiated the covenants through December 31, 2006 ("initial waiver"). During the second half of 2006, the Company projected that the improvements in operating performance were not likely to be sufficient to meet the original covenants when the revised covenants expire after December 31, 2006. Hence, on December 12, 2006, the Company negotiated with the lending banks and extended the terms of the initial waiver through December 31, 2007. At December 31, 2006, the Company complied with the revised covenants.

        The Company has met all obligations for payment upon or before the due dates required by the original terms of the senior credit facility.

        The Company capitalized financing and professional fees incurred in obtaining the facility in 2003. Loan fees due to the Lender were recorded as a reduction in loans payable, and are being accreted over the life of the loans to interest expense. The accretion and amortization of these items resulted in an expense of €371, €362 and €335 being recorded in interest expense in the years ended December 31, 2006, 2005 and 2004, respectively. The loan fees remaining at December 31, 2006 included in long-term debt are shown in the tables below. The remainder of the fees, comprising primarily professional fees, were recorded as deferred financing costs and are being amortized over the life of the loans to interest expense. The unamortized portion of these deferred financing costs at December 31, 2006 amounted to €233, of which €99 are included in other current assets and €134 in other non-current assets.

        On September 19, 2005, the Company entered into an unsecured loan agreement with an Italian bank to borrow €2,000 repayable in installments from December 2006 through September 2010 with a variable interest rate of 1.75% above Euribor.

        Long-term debt payable to banks and others is as follows:

	December 31, 2006	December 31, 2005
Euribor + 1.75% EUR denominated loan due 2010	1,875	2,000
5.87% USD denominated credit facility due 2009	19,146	27,914
6.73% USD denominated credit facility due 2010	12,038	13,440

	33,059	43,354
Less:
Deferred financing fees	(259)	(587)
Accrued interest	18	—

	32,818	42,767
Amount due within one year, net of deferred financing fees of €134 and €274, respectively	(7,067)	(6,378)

	25,751	36,389

        Unless stated otherwise, the rates shown here are the fixed interest rates in effect as a result of the interest rate swaps as required by the Lender in the agreement. At December 31, 2006, the outstanding principal amount is repayable as follows:

Year ended December 31,
2007	7,183
2008	8,081
2009	11,401
2010	6,394

Total principal repayable	33,059
Less:
Deferred financing fees	(259)
Accrued interest	18
Amount due within one year, net of deferred financing fees of €134	(7,067)

25,751

12.    Employees Severance Indemnities

        The liability for severance indemnities relates primarily to the Company's employees in Italy. The unfunded severance indemnity liability is calculated in accordance with local civil and labor laws based on each employee's length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. The liability recorded in the balance sheet is the amount that the employee would be entitled to if the employee terminates immediately. The charge to earnings was €860, €778 and €721 for the years ended December 31, 2006, 2005 and 2004, respectively.

13.    Redeemable Preference Shares

Series A Redeemable Preference Shares

        The Series A redeemable convertible preference shares ("Series A preference shares"), are redeemable only at the request of the Board of Management and with the approval of a general meeting of the shareholders. Our majority stockholder Warburg Pincus owns approximately 92% of the votes in a general shareholders meeting which appoints and can remove the Board of Management. As a result, the Board of Management is effectively controlled by Warburg Pincus and, therefore, the redemption of all of the Series A preference shares is deemed to be within the control of our majority shareholder. Accordingly, the Company has classified the Series A preference shares outside of equity.

        At December 31, 2006, the Company has 64,999,998 Series A preference shares authorized with par value of €0.01, of which 32,487,940 are issued and outstanding. The majority of Series A preference shares are owned by affiliates of Warburg Pincus. Such shares carry one vote per share in a general shareholders' meeting and are convertible into Series B ordinary shares (or "ordinary shares") at the request of the holder, on a one-for-one basis. Series A preference shares have the right to receive a cumulative preferential dividend from annual profits amounting to 10% of the par value plus additional paid-in capital. No such preferential dividends are payable unless there are distributable profits in the parent company. There were no such distributable profits in 2006 and 2005.

        On redemption or liquidation, the holders of Series A preference shares have the right to receive the par value of the shares plus the additional paid-in capital and any unpaid cumulative preferential dividends, after the satisfaction of similar rights of the holders of Series C redeemable preference shares but before the rights of any other shareholders are exercised.

        There are no unpaid cumulative preferential dividends. Accordingly, the carrying value of the Series A preference shares is equal to the amount received upon their initial issuance in 1999.

        There have been no additional investments in, or redemption of, Series A preference shares for the periods ended December 31, 2006 and 2005.

Series C Redeemable Preference Shares

        As discussed in Note 11, on November 30, 2006, the Company entered into the Loan Conversion Agreement with its majority shareholder Warburg Pincus to convert €23,000 of the Company's outstanding debt with Warburg Pincus into two Series C redeemable preference shares ("Series C preference shares").

        The Series C preference shares are redeemable only at the request of the holder and subject to approval of the general meeting of shareholders. Our majority stockholder Warburg Pincus controls approximately 92% of the votes in a general shareholders meeting. As a result, the redemption of the Series C preference shares is deemed to be within the control of Warburg Pincus. Accordingly, the Series C preference shares have been classified outside of equity. On redemption or liquidation, the holders of Series C preference shares have the right to receive the par value of the shares plus the additional paid-in capital and any unpaid cumulative preferential dividends, before the rights of any other shareholders are exercised. These shares carry one vote per share in a general shareholders' meeting and are convertible into ordinary shares at the request of the holder. The Loan Conversion Agreement requires that the number of ordinary shares received on conversion will be equal to (i) the nominal value of Series C shares and the related additional paid-in capital, plus an additional amount equal to 8% per annum of the nominal value and related additional paid-in capital (pro rata and compounded semi-annually) from the date of issue of the Series C shares to the date of conversion, (ii) divided by the initial public offering price of ordinary shares.

14.    Shareholders' Deficit

Share Capital

        During June 2006, the Company issued 124,599 ordinary shares in order to satisfy its obligation on the exercise of employee stock options. At December 31, 2006, the Company has authorized 65,000,000 ordinary shares of which 2,339,686 are issued and outstanding. Such shares have no pre-emptive rights.

        In 1999, in connection with the purchase of Series A preference shares and the loan made to the Company at the date of acquisition of the Eurand entities, Warburg Pincus provided

Mr. Faherty, the Chief Executive Officer, with a full recourse loan for an amount of $500,000. The loan bears interest at 5% per annum and was repayable on March 21, 2006. As discussed in Note 11, the loan was settled in October 2006.

Stock Options

        Certain of the Company's employees participate in the 1999 Stock Option Plan ("the Plan") for which a maximum of 7,735,224 ordinary shares have been authorized for grants of options by the Company.

        Stock options granted in 1999 and thereafter generally become exercisable over a four-year annual vesting period and expire 10 years from the date of grant except for certain options granted in 2000 which have accelerated vesting.

        Compensation income (expense) of €65, €(50), and €(53) relating to the aforementioned grants was recognized in the Company's statement of operations for the years ended December 31, 2006, 2005 and 2004, respectively. Compensation related to stock options had no effect on income taxes recorded in the income statement and no compensation cost was capitalized as part of any asset for the years ended December 31, 2006, 2005 and 2004.

        In October 2005, the Company granted 605,000 stock options to senior management and certain other employees at an exercise price equal to the estimated fair market value of the underlying shares of €5.00 per share. Given the absence of an active market for the Company's shares, the estimated fair market value of the underlying shares on the date of grant was based on an internal valuation. In estimating the value of the underlying shares, management considered the value attributed to the Company's shares in connection with a potential acquisition earlier that year as well as the operating results of the 22 months up to the date of grant.

        There were no stock options granted in 2004 or 2006.

        A summary of the status of the Company's stock options as of December 31, 2006, 2005 and 2004 and the changes for the years then ended is presented in the following table:

	Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Life of Options Outstanding (years)	Aggregate Intrinsic Value
Outstanding at January 1, 2004	3,415,670	€2.96
Granted	—	—
Exercised	—	—
Forfeited	32,968	€5.80
Expired	—	—

Outstanding at December 31, 2005	3,382,702	€2.93	5.9
Granted	605,000	€5.00
Exercised	—	—
Forfeited	41,703	€5.56
Expired	—	—

Outstanding at December 31, 2005	3,945,999	€3.22	5.7
Granted	—	—
Exercised	124,599	€0.01
Forfeited	107,408	€5.53
Expired	—	—

Outstanding at December 31, 2006	3,713,992	€3.26	4.7	€38,539

Vested and expected to vest at December 31, 2006	3,696,626	€3.26	4.7	€38,389

Exercisable at December 31, 2006	3,406,035	€3.11	4.3	€35,878

        Cash received on stock options exercised amounted to €1 in the year ended December 31, 2006. There were no stock option exercises in 2005 and 2004. The aggregate intrinsic value on stock options exercised amounted to €1,196 in the year ended December 31, 2006.

        All of the Company's stock options vest ratably through continued employment over the vesting period. The number of options expected to vest is based on estimated forfeitures of options that were outstanding at December 31, 2006. Once vested, options become exercisable immediately.

        Beginning January 1, 2006, we use a binomial option pricing model, to calculate the grant-date fair value of an award. We changed our option pricing model to a binomial model as we believe the binomial model provides a better estimate of fair value because it identifies patterns of exercises based on triggering events, tying the results to possible future events instead of a single path of actual historical events. As the Company applies the prospective method of adoption and no new option grants occurred after the date of adoption on January 1, 2006, there was no effect of adopting SFAS No. 123R on operating loss before taxes, net loss, cash flow provided by operating activities, cash used in financing activities, and basic and diluted loss per share.

        The Company's policy is to issue new shares upon stock option exercises, hence no cash is used by the Company when options are exercised. Under the provisions of SFAS No. 123R, compensation expense not yet recognized for awards granted and not yet vested as of December 31, 2006 is as follows:

	Unrecognized Compensation Cost	Weighted Average Remaining Vesting Period (years)
Stock options	—	2.1

        The following table summarizes information about stock options outstanding at December 31, 2006:

Exercise Price	Options Outstanding as of December 31, 2006	Weighted Average Remaining Contractual Life (years)	Options Exercisable as of December 31, 2006
€0.01	1,628,670	2.6	1,628,670
€4.17	115,369	3.3	115,369
€5.00	1,025,468	7.9	717,511
€6.67	826,300	5.1	826,300
€8.33	118,185	4.5	118,185

	3,713,992	4.7	3,406,035

Other Comprehensive Income

        Comprehensive income is defined as the change in equity during a period from non-owner sources. The Company's other comprehensive income includes the cumulative effects of currency translation on the net assets of subsidiaries whose functional currency is not the Euro and the effective portion of gains and losses of interest rate swap contracts.

        Changes in Fair Value of Hedge Instruments—The interest rate swaps included in other non-current assets and other non-current liabilities are stated at fair value. The increase (decrease) in aggregate fair value of these instruments during the years ended December 31, 2006, 2005 and 2004 was €(177), €623 and €56, net of tax. The accumulated balances included in other comprehensive income at December 31, 2006 and 2005 were €520 and €697, net of tax of €257 and €344, respectively.

        Cumulative Translation Adjustment—Changes in the carrying value of net assets of subsidiaries whose functional currency is not the Euro caused by changes in foreign exchange rates are credited or charged to other comprehensive income. The accumulated balances of these gains were €1,835 and €135 at December 31, 2006 and 2005 respectively.

15.    Restructuring and Impairment Charges

        In 2004, management reorganized its research and development activities in response to evolving market conditions and changing customer demand. The reorganization resulted in the closure of one R&D facility in Trieste, Italy and the new market conditions indicated impairment of certain patents. All the closure costs were expensed in 2004.

        Closure costs, including impairment charges, comprised:

Year ended December 31, 2004
Impairment of patents	2,324
Impairment of plant and equipment	1,934
Employee severance costs	1,378
Other	641

Total costs relating to closure of R&D facility	6,277

        The charge for impairment of the patents was determined by assessing the fair value of the patents support, based on the present value of probability weighted cash flows deriving from the technology which the patents support.

        The severance costs represent the amount determined as a result of an agreement reached in December 2004 with the labor unions for the termination of the 27 employees that were employed at the location. Of this amount €133 was paid prior to the year end to 2 employees. €1,245 was paid during 2005.

        The following is a summary of the Company's closure costs and related activity for 2005 and 2004:

Total costs relating to closure of research and development facility	6,277
Utilized for impairment	(4,258)
Payments in 2004	(133)

Balance at December 31, 2004	1,886

Payments in 2005	(1,886)

Balance at December 31, 2005	—

        In 2004, the Company assessed its operations for underutilized assets and determined that due to lower volumes of certain products manufactured at its US plant, the carrying value of certain items of production equipment would not be recovered. The surplus of carrying value over the fair value of the assets of €587 was expensed.

16.    Other Expense

        During 2006, the Company disposed of an idle industrial property for €1,326 and recognized a gain on disposal of €354 in operating income.

        During 2004, the Company began negotiations to merge with or acquire two other companies. The Company deferred the costs of external professional advisors for work related to the negotiations. During 2005, both negotiations ended without agreement, and all costs were expensed.

17.    Commitments and Contingencies

    Litigation

        The Company is involved in legal proceedings arising in the normal course of business. Management believes that, based on advice of legal counsel, the outcome of these proceedings will not have a material adverse effect on the Company's financial statements.

        In March 2004, the Company filed suit against UCB (formerly Celltech Inc), after UCB began manufacture of the Metadate CD product previously made by Eurand, which in the view of the Company, disregarded contractual commitments not to do so. In addition, UCB ceased orders of the product and has withheld contractual royalty payments outstanding. The suit was initially filed in the Common Pleas Court of Montgomery County, Ohio that was then removed to the United States District Court, Southern District of Ohio. Due to the filing of the Defendants' Motion to Dismiss or Transfer, however, the case was effectively stayed for over two years, at which time the Company elected to voluntarily dismiss the action. In September 2006, the Company recommenced the action against UCB and its affiliates in the United States District Court, Western District of New York. Based on management's assessment, the value of damages likely to be awarded on a successful outcome could be material to the future results of operations, cash flows and financial positions of the Company. At the present time management is unable to determine the outcome of the litigation. Any compensation received from UCB will be recorded in the period in which it is realizable.

        In September 2006, UCB filed a counterclaim against the Company claiming, among other things, fraud, negligent misrepresentation, breach of contract and breach of warranties. UCB is seeking both monetary and equitable relief in its counterclaim. At the present time management is unable to determine the outcome of the litigation.

    Capital Commitments

        The Company had €511 of contractual obligations for the purchase of property, plant and equipment at December 31, 2006.

    Lease Commitments

        The following are the minimum payments that will have to be made in each of the years indicated based on operating leases in effect as of December 31, 2006:

Year ended December 31,
2007	385
2008	164
2009	64
2010	42
2011	21

Total minimum lease payments	676

        Rental expense for all operating leases amounted to €477, €673 and €658 in the years ended December 31, 2006, 2005 and 2004, respectively. The major portion of these leases contain renewal options.

18.    Financial Instruments

    Concentration of Credit Risks

        Financial instruments that potentially subject the Company to concentration of credit risks consist principally of cash investments and trade accounts receivable. The Company maintains cash and cash equivalents and short-term investments with financial institutions located in the various countries in which it operates. The Company selects only financial institutions with high credit standards for use in its investment strategies.

        Concentration of credit risks and the risk of accounting loss with respect to trade receivables is generally limited due to the large number of the Company's end customers. The Company generally does not require collateral with respect to goods and services provided, but it may require collateral and bank guarantees for certain customers.

    Fair Value of Financial Instruments

        The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments.

        Cash and cash equivalents—The carrying amount of cash and cash equivalents reported by the Company approximates their fair value.

        Accounts receivable and payable—The carrying amount of accounts receivable and payable approximates their fair value.

        Short and long-term debt—The fair value of the long-term notes payable to shareholders, as of December 31, 2006 and 2005, amounts to approximately €29,811 and €50,806, respectively. The carrying amount of the Company's other borrowings approximate their fair value. The fair values of the Company's long-term debt estimated using cash flow analyses amount to €30,386, based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

19.    Per Share Information

        As of December 31, 2006, 2005 and 2004, stock options exercisable into Series B ordinary shares of 3,713,992, 3,945,999 and 3,382,702 were not included in the calculation of diluted net loss per share as they are anti-dilutive.

        There were no dividends or distributable profits in 2006, 2005 and 2004, and accordingly there were no dividends attributable to the Series A preference shares for these periods. The absence of distributable profits in 2006, 2005 and 2004 had no effect on the calculation of net loss per share.

        The following is a reconciliation of the numerators and denominators of the historical basic and diluted net loss per share computations (in thousands, except for share data):

	For the Years Ended December 31,
	2006	2005	2004
Numerator:
Net loss	€(4,997)	€(8,279)	€(17,072)

Denominator:
Weighted average shares for basic net loss per share	2,278,147	2,215,087	2,215,087
Effect of dilutive securities:
Stock options	—	—	—
Convertible preference shares	—	—	—

Weighted average shares for diluted net loss per share	2,278,147	2,215,087	2,215,087

        The following table sets forth the computation of historical basic and diluted net loss per share:

	For the Years Ended December 31,
	2006	2005	2004
Numerator:
Net loss	€(4,997)	€(8,279)	€(17,072)
Denominator:
Basic calculation	2,278,147	2,215,087	2,215,087

Diluted calculation	2,278,147	2,215,087	2,215,087

Basic and diluted net loss per share	€(2.19)	(3.74)	(7.71)

        In addition to historical basic and diluted loss per share, basic and diluted net loss per share have been calculated using the weighted-average number of shares for the year, on a pro-forma basis, assuming conversion of the Series A and Series C preference shares into ordinary shares.

        The following is a reconciliation of the numerators and denominators of the pro forma diluted net loss per share computations (in thousands, except for share data):

	For the Years Ended December 31,
	2006	2005	2004
Numerator:
Net loss	€(4,997)	€(8,279)	€(17,072)

Denominator:
Weighted average shares for basic and diluted net loss per share (ordinary shares)	2,278,147	2,215,087	2,215,087
Series A preference shares	32,487,940	32,487,940	32,487,940
Series C preference shares	1,745,866	—	—

Weighted average shares for pro forma net loss per share	36,511,953	34,703,027	34,703,027

        The following table sets forth the computation of pro forma basic and diluted net loss per share:

	For the Years Ended December 31,
	2006	2005	2004
Numerator:
Net loss	€(4,997)	€(8,279)	€(17,072)
Denominator:
Weighted average shares for pro forma net loss per share	36,511,953	34,703,027	34,703,027

Pro forma basic and diluted net loss per share	€(0.14)	(0.24)	(0.49)

20.    Segment and Geographic Information

        The Company operates in one major operating segment: the specialty pharmaceuticals industry. The Company receives revenues from all stages of the product life of the formulations it produces and the technologies it uses to develop them as reflected by the three types of revenue shown on the statement of operations.

        The Company had one major customer which in the years ended December 31, 2006, 2005 and 2004 represented 18%, 17% and 18% of consolidated total revenue, respectively.

        The following table shows geographic information about the Company's operating activities for significant countries based on the country of domicile of each subsidiary:

	Total Revenues
				Net Property, Plant and Equipment December 31,
	Year Ended December 31,
	2006	2005	2004	2006	2005	2004
Italy	51,328	47,372	54,621	20,332	24,313	28,323
United States	22,350	16,015	17,951	18,109	22,129	21,257
France	6,557	6,600	7,698	1,439	1,709	2,026
Other	2,614	2,268	977	2	3	1

	82,849	72,255	81,247	39,882	48,154	51,607

        There were no revenues generated or property, plant and equipment located in the Netherlands, the Company's country of domicile.

        Revenues based on the country in which the recipient of the product or service is resident, are as follows:

	Total Revenues
	Year Ended December 31,
	2006	2005	2004
USA	33,392	25,008	27,560
Germany	15,591	18,847	21,063
United Kingdom	12,897	10,035	9,304
Japan	5,226	3,013	3,964
Italy	5,124	5,324	6,101
Switzerland	3,057	2,899	4,354
France	2,136	2,299	3,178
South Africa	1,210	1,010	906
Spain	1,013	878	1,083
Netherlands	2	74	8
Other	3,201	2,868	3,726

	82,849	72,255	81,247

21.    Subsequent Events

Conversion of Series A preference shares (Unaudited)

        Immediately prior to our initial public offering, the holders of the Series A preference shares will exercise their rights, acquired on formation to convert all of the outstanding Series A preference shares of the Company to ordinary shares on a one-for-one basis. As a result, 32,487,940 Series A preference shares outstanding at that date will be converted into 32,487,940 ordinary shares. The ordinary shares have one vote per share and a par value of €0.01 per share. The effects of the conversion of the preference shares are shown in the balance sheet in the column "Pro forma" and have been retroactively applied for purposes of calculating the pro forma basic and diluted net loss per share.

Conversion of Series C preference shares (Unaudited)

        In accordance with the Loan Conversion Agreement, contemporaneously with our initial public offering, the holders of the Series C preference shares will exercise their rights to convert the two outstanding Series C preference shares of the Company, including the related additional paid-in capital, to ordinary shares. The Loan Conversion Agreement requires that the number of ordinary shares received on conversion will be equal to (i) the nominal value of Series C shares and the related additional paid-in capital, plus an additional amount equal to 8% per annum of the nominal value and related additional paid-in capital (pro rata and compounded semi-annually) from the date of issue of the Series C shares to the date of conversion, (ii) divided by the initial public offering price of ordinary shares. Assuming the initial public offering date of May 8, 2007, the conversion will result in 1,745,866 shares. The number of ordinary shares issuable upon conversion of the Series C preference shares will increase by approximately 375 shares per day if the initial public offering date is after the assumed initial public offering date of May 8, 2007.

7,000,000 Shares

Ordinary Shares

Prospectus
             , 2007

Joint Book-Running Managers

Deutsche Bank Securities	Lehman Brothers

Banc of America Securities LLC
Lazard Capital Markets
Thomas Weisel Partners LLC

        Until                    , 2007, all dealers that buy, sell or trade the ordinary shares may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Under Dutch law, indemnification provisions may be included in the articles of association and accordingly our amended articles of association that will be in effect upon the completion of this offering provide that we shall indemnify any of our directors against all adverse financial effects incurred by such person in connection with any action, suit or proceeding if such person acted in good faith and in a manner her reasonably could believe to be in or not opposed to our best interests. In addition, upon completion of this offering, we expect to enter into indemnification agreements with our directors and officers.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES

        On June 23, 2003, we granted Gearóid Faherty options to purchase 120,000 ordinary shares at an exercise price of €5.00 per share.

        On June 23, 2003, we granted John Fraher options to purchase 48,000 ordinary shares at an exercise price of €5.00 per share.

        On June 23, 2003, we granted Mario Crovetto options to purchase 48,000 ordinary shares at an exercise price of €5.00 per share.

        On June 23, 2003, we granted to other employees options to purchase a total of 118,968 ordinary shares at an exercise price of €5.00 per share.

        On October 26, 2005, we granted Gearóid Faherty options to purchase 120,000 ordinary shares at an exercise price of €5.00 per share.

        On October 26, 2005, we granted John Fraher options to purchase 50,000 ordinary shares at an exercise price of €5.00 per share.

        On October 26, 2005, we granted Mario Crovetto options to purchase 50,000 ordinary shares at an exercise price of €5.00 per share.

        On October 26, 2005, we granted Konstantinos Efthymiopoulos options to purchase 50,000 ordinary shares at an exercise price of €5.00 per share.

        On October 26, 2005, we granted to other employees options to purchase a total of 335,000 ordinary shares at an exercise price of €5.00 per share; subsequently, approximately 12,437 of these options were forfeited when certain employees terminated their employment.

        On November 30, 2006, we issued one Series C preference share to Warburg, Pincus Equity Partners, L.P., including two affiliated partnerships, and one Series C Preference share to Warburg, Pincus Ventures International, L.P. We entered into a conversion agreement with (i) Warburg, Pincus Partners, LLC, in its capacity as the general partner of Warburg, Pincus Equity Partners, L.P., Warburg Pincus, Netherlands Equity Partners I C.V. and Warburg Pincus Netherlands Equity Partners III C.V. and (ii) Warburg, Pincus Ventures International, L.P. Under the conversion agreement, both Warburg, Pincus Partners LLC and Warburg, Pincus Ventures International, L.P. agreed to convert €11.5 million of principal amount of certain loans granted to us on August 7, 2003 into equity, against the issue of one Series C preference share in our capital, with a nominal value of €0.01 each, to each of these entities.

        All of the above sales were made in reliance on Rule 701, under Regulation D or under Section 4(2) of the Securities Act of 1933, as amended. With regard to our reliance upon the exemptions set forth in the previous sentence, we made certain inquiries to establish that such sales qualified for such exemptions from the registration requirements. In particular, we confirmed that (i) all offers of sales and sales were made by personal contact from our officers or directors or other persons closely associated with us; (ii) each investor made representations that he or she was sophisticated in relation to this investment (and we have no reason to believe such representations were incorrect); (iii) each purchaser gave assurance of investment intent and the certificates for the shares bear a legend accordingly; and (iv) offers and sales within any offering were made to a limited number of persons.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibits

        See the exhibit index which is incorporated herein by reference.

Financial Statement Schedules

        All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or is inapplicable, and therefore has been omitted.

ITEM 9. UNDERTAKINGS

        (a)   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has duly reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Amsterdam, The Netherlands on May 14, 2007.

EURAND N.V.
By:	/s/ GEARÓID M. FAHERTY Gearóid M. Faherty Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form F-1 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ GEARÓID M. FAHERTY Gearóid M. Faherty	Chief Executive Officer (Principal Executive Officer)	May 14, 2007
/s/ MARIO P. CROVETTO Mario P. Crovetto	Chief Financial Officer (Principal Accounting and Financial Officer)	May 14, 2007
* Aleksandar Erdeljan	Non-Executive Director	May 14, 2007
* William J. Jenkins	Non-Executive Director	May 14, 2007
* Nicholas J. Lowcock	Non-Executive Director	May 14, 2007
/s/ JOHN J. FRAHER John J. Fraher President, Eurand Incorporated	Authorized Representative in the United States	May 14, 2007
*By:	/s/ GEARÓID M. FAHERTY Name: Gearóid M. Faherty Attorney-in-Fact	May 14, 2007

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Articles of Association of Eurand N.V.*
3.2	Form of Amended Articles of Association of Eurand N.V.*
3.3	Form of Amended Articles of Association of Eurand N.V.*
4.1	Form of Ordinary Share Certificate*
5.1	Form of Opinion of NautaDutilh N.V.*
8.1	Form of Opinion of Willkie Farr & Gallagher LLP*
8.2	Form of Opinion of NautaDutilh N.V.*
10.1	Stock Option Plan*
10.2	Form of Indemnification Agreement*
10.3	Form of Investor Rights Agreement*
10.4†	Exclusive Development, License and Supply Agreement between Eurand International S.p.A and Axcan Scandipharm, Inc.*
10.5†	Amendment to Exclusive Development, License and Supply Agreement between Eurand International S.p.A and Axcan Scandipharm, Inc.*
10.6†	Master Development Agreement between Warner-Lambert Company LLC (f/k/a Pfizer Consumer Healthcare and n/k/a McNeil-PPC, Inc., a subsidiary of Johnson & Johnson) and Eurand, Inc.*
10.7†	Development, License and Supply Agreement between Eurand America, Inc. and Reliant Pharmaceuticals*
10.8†	License Agreement between Kyowa Hakko Kogyo Co., Ltd. and Eurand Pharmaceuticals Limited*
10.9†	Development, License and Contract Manufacturing Agreement between Eurand America, Inc. and ECR Pharmaceuticals*
10.10	Promissory Note between Eurand B.V. and Warburg, Pincus & Co., on behalf of Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I C.V., Warburg, Pincus Netherlands Equity Partners II C.V., and Warburg, Pincus Netherlands Equity Partners III C.V.*
10.11	Promissory Note between Eurand B.V. and Warburg, Pincus Equity Partners, L.P.*
10.12	Promissory Note between Eurand B.V. and Warburg, Pincus Ventures International, L.P.*
10.13	Promissory Note between Eurand B.V. and Warburg, Pincus Ventures International, L.P.*
10.14	Promissory Note between Eurand B.V. and Gearóid Faherty*
10.15	Conversion Agreement between Eurand B.V. and Warburg Pincus Partners, LLC and Warburg, Pincus Ventures International, L.P.*
10.16	Amendment to Conversion Agreement between Eurand N.V. and Warburg Pincus Partners, LLC and Warburg, Pincus Ventures International, L.P.*
21.1	List of Subsidiaries*
23.1	Consent of NautaDutilh N.V. to use its name in the prospectus and to the reference in the prospectus to its opinion as to certain matters governed by Dutch law (contained in opinion filed as Exhibit 5.1) *
23.2	Consent of Willkie Farr & Gallagher LLP to use its name in the prospectus (contained in opinion filed as Exhibit 8.1)*
23.3	Consent of Ernst & Young Accountants**
24	Power of Attorney (included on the signature page of the Registration Statement)*

†
Confidential treatment has been requested for certain portions of this exhibit, which portions have been omitted and filed separately with the Securities and Exchange Commission.

*
Filed previously

**
Filed herewith

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Our Company
Our Lead Product Candidate—EUR-1008
Other Pipeline Opportunities
Established Business
Product Development Technologies
Our Competitive Strengths
Our Strategy
Recent Developments
Risks Related to Our Business
Our Corporate Information
Trademarks
The Offering
Summary Financial Data
RISK FACTORS
Risks Related to Our Financial Condition
Risks Related to Our Lead Product Candidate—EUR-1008
Risks Related to Our Business
Risks Related to Intellectual Property
Risks Related to Our Industry
Risks Related to This Offering
FORWARD-LOOKING STATEMENTS
PRESENTATION OF FINANCIAL INFORMATION
EXCHANGE RATE INFORMATION
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
BUSINESS
MANAGEMENT
CERTAIN TRANSACTIONS
PRINCIPAL AND SELLING SHAREHOLDERS
DESCRIPTION OF SHARE CAPITAL
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
TAXATION
SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
EURAND N.V. INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EURAND N.V. CONSOLIDATED BALANCE SHEETS December 31, 2006 and 2005 (In thousands of Euros)
EURAND N.V. CONSOLIDATED BALANCE SHEETS December 31, 2006 and 2005 (In thousands of Euros, except share amounts)
EURAND N.V. CONSOLIDATED STATEMENTS OF OPERATIONS Years ended December 31, 2006, 2005 and 2004 (In thousands of Euros, except share and per share amounts)
EURAND N.V. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT Years ended December 31, 2006, 2005 and 2004 (In thousands of Euros)
EURAND N.V. CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31, 2006, 2005 and 2004 (In thousands of Euros)
EURAND N.V. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands of Euros, except share and per share amounts)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX